[Redacted Version]
Execution Version
NOTE PURCHASE AGREEMENT
Among:
BELLATRIX EXPLORATION LTD.
as Issuer
- and -
U.S. BANK NATIONAL ASSOCIATION
as Agent
- and -
THE PERSONS NAMED ON THE SIGNATURE PAGES HERETO
as Holders
Dated as of July 25, 2018

i

TABLE OF CONTENTS (CONT'D)

ii

TABLE OF CONTENTS (CONT'D)

iii

SCHEDULES
Schedule A    -    Initial Commitments and Holder Addresses
Schedule B    -    List of Subsidiaries
Schedule C    -    Compliance Personnel
Schedule D        Agent’s Office Address
Schedule E        Specified Dispositions

EXHIBITS
Exhibit 1        Form of Compliance Certificate
Exhibit 2        Form of Note Purchase Notice
Exhibit 3        Form of Environmental Certificate
Exhibit 4        Change in Control Election Notice
Exhibit 5        Form of Security Documents
Exhibit 6        Form of Note
Exhibit 7        Assignment Agreement
Exhibit 8        Form of Pledge Agreement

NOTE PURCHASE AGREEMENT
THIS NOTE PURCHASE AGREEMENT (this “Agreement”) dated as of the 25th day of July, 2018
Among:
BELLATRIX EXPLORATION LTD. a corporation subsisting under the laws of the Province of Alberta, as Issuer
OF THE FIRST PART
- and -
U.S. BANK NATIONAL ASSOCIATION, as Agent
OF THE SECOND PART
- and -
THE PERSONS NAMED ON THE SIGNATURE PAGES HERETO, as Holders
OF THE THIRD PART
Recitals:

A.
The Issuer has requested that the Initial Holders (as defined below) exchange their Existing Senior Unsecured Notes in an aggregate principal amount of $80,120,000 plus any accrued interest until the Funding Date for Exchange Notes in an aggregate principal amount of $72,108,000 and the Initial Holders are willing to exchange such Existing Senior Unsecured Notes upon the terms and conditions set forth herein; and

B.
The Issuer has requested that the Initial Holders agree to purchase New Money Notes in an aggregate principal amount up to the New Money Notes Amount from the Issuer, and the Initial Holders are willing to purchase such New Money Notes, from the Issuer upon the terms and conditions set forth herein.

C.
The Issuer has requested that certain other Persons be permitted to become parties to this Agreement as Holders for purposes of exchanging Existing Unsecured Senior Notes for Additional Notes on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION
1.1    Definitions.

In this Agreement, the following terms shall have the meanings set forth below (unless something in the subject matter or context is inconsistent therewith):
“Accounting Change” has the meaning specified in Section 1.4(b);
“Accounting Change Notice” has the meaning specified in Section 1.4(b);
“Additional Assets” means any Oil and Gas Property (other than Debt and Capital Stock) to be used by or useful to the Issuer or a Material Subsidiary in the Oil and Gas Business;
“Additional Commitments” means such commitment of all the Additional Holders in the aggregate to exchange the principal amounts of the Existing Senior Unsecured Notes held by such Additional Holder for Additional Notes pursuant to Section 2.1(c). The amount of each Additional Holder’s Commitment shall be set forth in Schedule A, which shall be restated accordingly at the time of such Additional Commitment;
“Additional Holder” has the meaning specified in Section 2.1(c);
“Additional Notes” means any Notes issued by the Issuer pursuant to Section 2.1(c);
“Affiliate” means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with, such Person; and a Person shall be deemed to be “controlled by” any other Person if such other Person possesses, directly or indirectly, (i) the power to vote more than 50% of the securities (on a fully-diluted basis) having ordinary voting power for the election of directors or managing general partners, or (ii) the power to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise;
“Affiliated Group of Holders” means a group of two or more Holders, each of which is an Affiliate of each other Holder in such group;
“After-Acquired Property” has the meaning specified in Section 8.2;
“Agency Fee Agreement” means the agency fee agreement dated as of July 25, 2018 the Issuer and the Agent respecting the payment of certain fees and other amounts to the Agent for its own account;
“Agent” means U.S. Bank National Association in its capacity as administrative agent for the Holders hereunder, or any Successor Agent appointed under Section 15.10;
“Agent’s Account” means an account designated by the Agent from time to time as the account into which Note Parties shall make all payments to the Agent for the benefit of the Secured Parties under this Agreement and the other Note Documents, which account shall be as the Agent may at any time and from time to time advise the Issuer and the Holders in writing;
“Agent’s Designated Office” means the office of the Agent as set forth on Schedule D or such other office or branch of the Agent as it may at any time and from time to time advise the Issuer and the Holders in writing;

“Agreement” has the meaning attributed thereto in the introductory paragraph above and includes as such Agreement may be amended, amended and restated, supplemented or otherwise modified from time to time;
“All-In Yield” means, as to the Bank Facility, the weighted yield to maturity thereof based on interest rate margin, original issue discount or fees (in each case amortized over the life of the Bank Facility), interest rate floors, call protection and make-whole premiums or other similar component of yield, in each case, incurred or payable by the borrower or issuer of such Bank Facility, and excluding, for the avoidance of doubt, any changes in yield due to changes in the underlying reference rate (such as LIBOR or the prime rate) or application of any default rate of no more than 2.50% per annum, customary indemnities and expense reimbursement and customary annual agency, arrangement, structuring, ticking, commitment, unused line and underwriting and consent or amendment fees sized consistently with Issuer’s prior payments of such fees and consistent with market terms for companies of the same credit profile as Issuer on the Funding Date (regardless of whether any of the foregoing amounts are paid to, or shared with, in whole or in part, any lender);
“All-In Yield Cap” has the meaning given to it in Section 10.2(n);
“AML/KYC Legislation” has the meaning given to it in Section 18.7;
“Anti-Corruption Laws” means all laws concerning or relating to bribery or public corruption, including the Corruption of Foreign Public Officials Act (Canada), the UK Bribery Act and the FCPA and any similar laws currently in force or hereafter enacted (and including any regulations, rules, guidelines or orders thereunder) and, in any case, which are applicable to the Issuer, any Subsidiary, any Holder or Affiliate thereof, or the Agent;
“Anti-Money Laundering/Anti-Terrorist Financing Laws” means all laws concerning or relating to money laundering or terrorist financing, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada), the regulations promulgated pursuant to the Special Economic Measures Act (Canada), the United Nations Act (Canada) and the Justice for Victims of Corrupt Foreign Officials Act (Canada), the Bank Secrecy Act, 31 U.S.C. sections 5301 et seq., the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56 (a/k/a the USA Patriot Act), Laundering of Monetary Instruments, 18 U.S.C. section 1956, Engaging in Monetary Transactions in Property Derived from Specified Unlawful Activity, 18 U.S.C. section 1957, the Financial Recordkeeping and Reporting of Currency and Foreign Transactions Regulations, 31 C.F.R. Chapter X (Parts 1000 et. seq.) and any similar laws currently in force or hereafter enacted (and including any regulations, rules, guidelines or orders thereunder) and, in any case, which are applicable to the Issuer, any Subsidiary, any Holder or Affiliate thereof, or the Agent;
“Applicable Office” means an office through which a Holder’s investment in any Note is made;
“Applicable Rate” means a percentage per annum equal to 8.5%, payable quarterly in cash;
“Applicable Securities Legislation” means, as of any date, the securities laws (including rules, regulations, policies, instruments and blanket orders) of each of the provinces and territories of Canada, including the Province of Alberta, Canada, then applicable to the Issuer that relate to the designation, classification or computation of oil and gas reserves, including, without limitation, National Instrument 51-101 as in effect at such date;

“Asset Sale” means:

(a)
the sale, lease, conveyance or other disposition of any assets or rights (including by way of Production Payments and Reserve Sales or a sale and leaseback transaction); provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Issuer and its Material Subsidiaries taken as a whole will be governed by the provisions of Section 6.2(e) of this Agreement and not by the provisions of Sections 6.2(a) and 10.2(c) of this Agreement; and

(b)
the issuance of Equity Interests in any of the Issuer’s Material Subsidiaries (other than directors’ qualifying shares) or the sale of Equity Interests held by the Issuer or any of its Material Subsidiaries in any of the Issuer’s Subsidiaries;

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(a)	any transactions that involve assets having a Fair Market Value of less than $15.0 million in the aggregate since the Funding Date;

(b)
a transfer of assets between or among the Issuer and its Material Subsidiaries; provided, that, as a condition thereto, (i) such Material Subsidiary is a Guarantor and (ii) the Issuer and any Material Subsidiary have taken all such actions necessary to maintain the Agent’s perfected second priority Lien on the property subject to such assets;

(c)	an issuance of Equity Interests by a Material Subsidiary to the Issuer or to a Material Subsidiary;

(d)
the sale, lease or other disposition of equipment, inventory, products, services, accounts receivable or other assets in the ordinary course of business, including in connection with any compromise, settlement or collection of accounts receivable, and any sale or other disposition of damaged, worn-out or obsolete assets or assets that are no longer useful in the conduct of the business of the Issuer and its Material Subsidiaries;

(e)	the sale or other disposition of Cash or Cash Equivalents;

(f)	a Restricted Payment in the form of Cash or Cash Equivalents that does not violate this Agreement;

(g)	a Permitted Investment made with Cash or Cash Equivalents or otherwise consummated under clauses (1), (3), (5), (14), (15), (22) or (23) of the definition of Permitted Investment;

(h)	a disposition of Hydrocarbons or mineral products inventory in the ordinary course of business;

(i)
any sale, abandonment, relinquishment or other disposition of assets resulting from any pooling agreement, unitization agreement, Farm-In Agreement, Farm-Out Agreement, lease and sublease of undeveloped properties or any contractual joint venture agreement made or entered into in the ordinary course of business or that is usual and customary in the Oil and Gas Business, but excluding any disposition as a result of the creation of a Production Payments and Reserve Sale; provided that the Fair Market Value (excluding any cash contributions or funding commitments received by the Issuer or any Material Subsidiary in connection therewith) of such sold, abandoned, relinquished and other disposed assets described in this clause (i) (including pursuant to any so called “DrillCo” transaction or similar transaction where the Issuer or any Material Subsidiary conveys Oil and Gas Property to a third party in exchange for the funding of drilling or development costs) shall not exceed 15% of the Borrowing Base in the aggregate since the Funding Date; provided, further, no transaction consummated under this clause (i) shall affect or otherwise involve Proved Developed Producing Reserves;

(j)	the creation or perfection of a Lien (but not, except as contemplated in clause (k) below, the sale or other disposition of the properties or assets subject to such Lien);

(k)	(a) the creation or perfection of a Permitted Lien and (b) solely for purposes of clauses (1) and (2) of the first paragraph of Section 10.2(c) of this Agreement, the enforcement of such Lien;

(l)
the sale or licensing or sublicensing of intellectual property, including, without limitation, sales of or licenses for seismic data, and other general intangibles, in each case, in the ordinary course of business and which do not materially interfere with the business of the Issuer and its Material Subsidiaries;

(m)	surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(n)
any Production Payments and Reserve Sales exclusively for incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to the Issuer or a Material Subsidiary;

(o)	the Specified Dispositions; provided that such Specified Disposition occurs prior to December 31, 2018;

(p)	any operating lease or sublease in the ordinary course of business; and

(q)
any trade or exchange by the Issuer or any Material Subsidiary of Oil and Gas Properties in the ordinary course of business and customary in the Oil and Gas Business; provided that, (A) the Fair Market Value of the Oil and Gas Properties obtained by the Issuer or any Material Subsidiary shall be at least as great as the Fair Market Value of the Oil and Gas Properties relinquished by the Issuer or any Material Subsidiary; (B) the Oil and Gas Properties obtained in such trade or exchange shall be made subject to a fully perfected Lien in favor of the Agent concurrently with such trade or exchange; (C) the Oil and Gas Properties obtained by the Issuer or any Material Subsidiary shall be located in the same basin as the Oil and Gas Properties relinquished; (D) the Oil and Gas Properties obtained by the Issuer or any Material Subsidiary shall be subject to no Liens other than Permitted Liens; and (E) such Oil and Gas Properties traded or exchanged shall have the same or better COGE Handbook profile as the Oil and Gas Property received in such trade or exchange (as an example, Proved Reserves can be traded or exchanged for Proved Reserves, Proved Developed Non-Producing Reserves or Proved Developed Producing Reserves of at least an equivalent Fair Market Value as determined in accordance with clause (A) above, Proved Developed Non-Producing Reserves can be traded or exchanged for Proved Developed Non-Producing Reserves or Proved Developed Producing Reserves of at least an equivalent Fair Market Value as determined in accordance with clause (A) above and Proved Developed Producing Reserves can be traded or exchanged for Proved Developed Producing Reserves of at least an equivalent Fair Market Value as determined in accordance with clause (A) above);

“Asset Sale Offer” has the meaning specified in Section 6.2(a) of this Agreement;
“Assignee” has the meaning assigned to such term in Section 16.1(b);
“Assignment Agreement” means an assignment agreement substantially in the form of Exhibit 7, with such modifications thereto as may be required from time to time by the Agent, acting reasonably;
“Attributable Debt” in respect of a sale/leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale/leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale/leaseback transaction results in a Capital Lease Obligation, the amount of Debt represented thereby will be determined in accordance with the definition of “Capital Lease Obligation”;
“Availability Period” means the period commencing on the Funding Date and ending on December 31, 2018;
“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution;
“Bail-In Legislation” means with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule;
“Bank Facility” means one or more credit facilities (including the credit facilities provided under the Senior Credit Agreement) provided by one or more commercial banks or financial institutions that routinely provide credit facilities providing for revolving credit loans and/or letters of credit and bankers’ acceptances and/or term loans (to the extent permitted under clause (1) of the definition of Permitted Debt) on customary market terms for similar facilities in each case, as amended, restated, modified, renewed, extended, refunded, replaced or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time in accordance with the provisions of this Agreement and the Intercreditor Agreement. For the avoidance of doubt, the Bank Facility may only be incurred under clause (1) of the definition of Permitted Debt and clause (1) of the definition of Permitted Lien. As of the Funding Date, the Senior Credit Agreement is the Bank Facility;
“Bankruptcy Event” means the occurrence of an Event of Default pursuant to Section 12.1(f);
“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time or upon the occurrence of a subsequent condition. The terms “Beneficially Own,” “Beneficially Owns,” “Beneficially Owned” and “Beneficially Owning” will have a corresponding meaning;
“Board” means the Board of Governors of the Federal Reserve System of the United States of America or any successor Governmental Authority;

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the board of directors of the general partner of the partnership;

(3)
with respect to a limited liability Issuer, the managers or managing member or members of such limited liability Issuer (as applicable) or any duly authorized committee of managers or managing members (as applicable) thereof; and

(4)	with respect to any other Person, the board of directors or duly authorized committee of such Person serving a similar function;
“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of the Issuer, the principal financial officer of the Issuer, any other authorized officer of the Issuer, or a person duly authorized by any of them, in each case as applicable, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Administrative Agent. Where any provision of this Agreement refers to action to be taken pursuant to a Board Resolution, such action may be taken by any committee, officer or employee of the Issuer, as applicable, authorized to take such action by the Board of Directors as evidenced by a Board Resolution;
“Borrowing Base” means, at any particular time, the amount determined to be the “Borrowing Base” in accordance with the terms of the Bank Facility, including any redetermination or adjustment thereof in accordance with the terms of the Bank Facility; provided that such Borrowing Base is a conforming reserve based borrowing base for oil and gas secured loan transactions, as determined by the Senior Lenders, in accordance with customary oil and gas lending criteria as they exist at the particular time and in accordance with the Bank Facility, including customary mechanisms for periodic redeterminations thereof (it being acknowledged and agreed that the Borrowing Base determined in accordance with the Senior Credit Agreement as in effect on the date hereof satisfies such standard);
“Borrowing Base Properties” means the oil and gas properties and related facilities of the Issuer and the Material Subsidiaries which are set forth in the most recent Independent Engineering Report or Internal Reserves Change Report and are given lending value in determining the Borrowing Base;
“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Houston, Texas, New York, New York or Calgary, Alberta are authorized or required by law to remain closed;
“Calculation Date” has the meaning set forth below in the definition of “Fixed Charge Coverage Ratio”;
“Called Principal” means, with respect to any New Money Note, the amount of principal of such New Money Note that is to be repaid pursuant to Section 2.2, Section 6.1 or Section 6.2 or has become or is declared to be immediately due and payable pursuant to Section 12.2, as the context requires;
“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty. Notwithstanding the foregoing, any lease that would have been classified as an operating lease pursuant to GAAP as in effect on the Funding Date will be deemed not to be a capital lease or a financing lease; provided that the Issuer shall provide to Agent and the Holders reconciliation statements reconciling the computations of the financial ratios from then-current GAAP computations to the computations under GAAP prior to such change in connection therewith;
“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability Issuer, partnership interests (whether general or limited) or membership interests; and

(4)
any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, regardless of whether such debt securities include any right of participation with Capital Stock;

“Cash” means money, currency or a credit balance in any demand or deposit account;
“Cash Buyback Basket” means, if Additional Notes are issued, $20,000,000, otherwise $25,000,000;
“Cash Equivalents” means:

(1)	United States or Canadian dollars;

(2)	Government Securities having maturities of not more than one year from the date of acquisition;

(3)
marketable general obligations issued by any state of the United States of America, any province or territory of Canada or any political subdivision of any such state, province or territory, or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of “A” or better from either S&P, Moody’s or DBRS Limited;

(4)
certificates of deposit, time deposits accounts, term deposit accounts, money market deposit accounts, demand deposit accounts and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any United States or Canadian commercial bank or United States or Canadian branch of a foreign bank, in each case having capital and surplus in excess of U.S.$250.0 million (or the equivalent thereof in Canadian dollars) and a Thomson Bank Watch Rating of “B” or better;

(5)
repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6)	commercial paper having one of the two highest ratings obtainable from Moody’s, S&P or DBRS Limited and, in each case, maturing within one year after the date of acquisition;

(7)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(8)
deposits in any currency available for withdrawal on demand with any commercial bank in the United States or that is organized under the laws of any country in which the Issuer or any Material Subsidiary maintains its chief executive office or is engaged in the Oil and Gas Business; provided that all such deposits are made in such accounts in the ordinary course of business;

“Cash Management Arrangement” means any arrangement entered into or to be entered into by the Issuer or any of its Material Subsidiaries for or in respect of cash management services for the Issuer and its Material Subsidiaries in the ordinary course of business, including mirror accounting arrangements, account positioning arrangements, pooled accounts, netting arrangements across accounts, centralized operating accounts, automated clearing house transactions, controlled disbursement services, treasury, depository, overdraft and electronic funds transfer services, wire transfers, inter-account transfers, foreign exchange facilities, currency exchange transactions or agreements and options with respect thereto, credit card processing services, credit or debit cards, purchase cards and any indemnity given in connection with any of the foregoing, and in each case any daylight credit which may be associated therewith;
“Casualty Event” means any loss, casualty or other insured damage to, or any nationalization, taking under power of eminent domain or by condemnation or similar proceeding (or any equivalent thereof) of, any property or assets of the Issuer or any of its Subsidiaries; provided, that any such event generating net proceeds of $5,000,000 or less shall not constitute a Casualty Event hereunder;
“Cdn. Dollars” and “Cdn. $” mean lawful money of Canada for the payment of public and private debts;
“Change of Control” means:

(a)
any “person” or “group” of related persons (as such terms are used in Section 13(d) of the Exchange Act) is or becomes a Beneficial Owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Issuer (or its successor by merger, consolidation, amalgamation, arrangement or purchase of all or substantially all of its properties or assets) (for the purposes of this clause, such person or group shall be deemed to Beneficially Own any Voting Stock of the Issuer held by an entity, if such person or group Beneficially Owns, directly or indirectly, more than 50% of the voting power of the Voting Stock of such entity);

(b)
the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its Material Subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Section 13(d) of the Exchange Act);

(c)	the adoption or approval by the stockholders of the Issuer of a plan for the liquidation or dissolution of the Issuer; or

(d)
a “change of control” or any substantively equivalent term occurs and gives rise to a right to redeem, repay or offer to redeem or repay or an event of default under any Permitted Unsecured Debt, Existing Senior Unsecured Notes, Permitted Junior Debt or any Convertible Debenture (including the Existing Convertible Debenture), or any Permitted Refinancing Debt of any of the foregoing, in each case solely to the extent that such Debt has a principal amount in excess of the Threshold Amount;

Notwithstanding the foregoing, (a) a “person” will not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement, arrangement agreement or similar agreement (or voting or option agreement related thereto) until the consummation of the transactions contemplated by such agreement and (b) transactions between or among the Issuer and its Material Subsidiaries will not be deemed to constitute a Change of Control;
“Change of Control Offer” has the meaning specified in Section 6.2(e);
“Change of Control Premium” means one percent (1.00%) of the principal amount of any Note redeemed, repurchased or repaid pursuant to Section 6.2(e).
“COGE Handbook” means the Canadian Oil and Gas Evaluation Handbook maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter), as amended from time to time;
“Collateral” means all of the present and future property, assets and undertaking of the Issuer and the Material Subsidiaries;
“Commitment” means as to any Initial Holder its Initial Commitment and as to any Additional Holder its Additional Commitment. “Commitments” means the aggregate commitments of all Holders;
“Commitment Period” has the meaning attributed thereto in Section 2.1;
“Compliance Certificate” means an Officer’s Certificate in substantially the form attached as Exhibit 1, relating to certain compliance matters;
“Conforming Warrant” means a warrant, in form and substance satisfactory to the Issuer and the Initial Holders, acting reasonably, between the Issuer and each Initial Holder that provides for such Initial Holder’s right to purchase common shares of the Issuer, exercisable at any time after the incurrence by the Issuer of Debt represented by any Additional Notes, on the following terms (among such other terms as may be agreed by the Issuer and the Initial Holders, acting reasonably, prior to the Funding Date): (a) such Initial Holder’s right to purchase such Initial Holder’s Pro Rata Share (as of the Funding Date) of the Conforming Warrant Issuance Percentage with an exercise price equal to the Conforming Warrant Market Price as determined as of the Funding Date, (b) such purchase right becoming effective on the incurrence by the Issuer of Debt represented by the Additional Notes, (c) that prior to the valid exercise of such purchase right, such Initial Holder will not be entitled to voting rights, preemptive rights, the right to receive any dividends (whether declared or paid in cash, common shares or other property or securities of the Issuer) or other common shareholder rights in respect of the common shares underlying such warrant, and (d) such common shares underlying such warrant shall be listed on the TSX or the New York Stock Exchange at the time such warrant becomes exercisable;
“Conforming Warrant Exercise Price” means the Conforming Warrant Market Price of the Issuer’s common shares as of the Funding Date. The Conforming Warrant shall provide that the Conforming Warrant Exercise Price and the resulting number of the Issuer’s common shares issuable upon exercise of the purchase right pursuant to the Conforming Warrant shall be subject to adjustment if the Issuer, prior to the exercise of the purchase right, (i) pays a dividend or other distribution payable in the common shares of the Issuer, (ii) subdivides its outstanding common shares into a greater number of common shares, (iii) combines its outstanding common shares into a smaller number of common shares, (iv) issues by reclassification, recapitalization or reorganization of its common shares any shares of capital stock of the Issuer or (v) issues rights, options or warrants entitling holders of its common shares to subscribe for common shares at less than the Conforming Warrant Market Price;
“Conforming Warrant Issuance Percentage” means 5% of the issued and outstanding common shares of the Issuer as of the Funding Date;
“Conforming Warrant Market Price” means the VWAP on the stock exchange where the majority of the trading volume and value of the listed securities occurs, for the 30 trading days immediately preceding the earlier of (i) the date of public announcement of this Agreement and (ii) the Funding Date; provided, that if TSX is the stock exchange where the majority of the trading volume and value of the listed securities occurs, then such Conforming Warrant Market Price shall be such other price as may be adjusted or re-calculated by TSX in accordance with applicable law, regulations, and exchange rules. lf the listed securities are suspended from trading or have not traded on a stock exchange for an extended period of time, the market price will be the fair market value of the listed securities as determined by the listed issuer's board of directors;
“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	the sum of:

(a)
provision for taxes based on income, profits or capital of such Person and its Material Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income;

(b)	the Fixed Charges of such Person and its Material Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income;

(c)	exploration and abandonment expense to the extent deducted in calculating Consolidated Net Income;

(d)
depreciation, depletion, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), impairment, other non-cash expenses and other non-cash items (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Material Subsidiaries for such period to the extent that such depreciation, depletion, amortization, impairment and other non-cash expenses were deducted in computing such Consolidated Net Income;

(e)
cash restructuring charges (to the extent that such charges would not be required to be capitalized on a balance sheet prepared in accordance with GAAP), and cash transaction and restructuring costs incurred during such period in connection with any acquisition and any severance payments made to former employees; provided that the aggregate amount added back pursuant to this clause (e) for any four quarter period shall not, prior to giving effect thereto, exceed 5.0% of Consolidated Cash Flow of such Person for such period;

(f)
any non-recurring fees, expense or charges related to any public offering of Equity Interests, the making of any Permitted Investments or acquisitions or the incurrence of any Debt permitted to be incurred by this Agreement (in each case, whether or not successful), to the extent that such fees, expenses and charges were deducted in computing Consolidated Net Income; and

(g)	any interest expense attributable to any Oil and Natural Gas Hedging Contract, to the extent that such interest expense was deducted in computing such Consolidated Net Income; minus

(2)	the sum of:

(a)	non-cash items increasing such Consolidated Net Income for such period, other than items that were accrued in the ordinary course of business; and

(b)
the sum of (i) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments and (ii) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments;

in each case, on a consolidated basis and determined in accordance with GAAP.
Notwithstanding the preceding sentence, clauses (a) through (g) relating to amounts of a Material Subsidiary of the referenced Person will be added to Consolidated Net Income to compute Consolidated Cash Flow of such Person only to the extent (and in the same proportion) that the net income or profit of such Material Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (a) through (g) are in excess of those necessary to offset a net loss of such Material Subsidiary or if such Material Subsidiary has net income or profit for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be paid as a dividend or advanced to the referenced Person by such Material Subsidiary without prior governmental approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Material Subsidiary or the holders of its Capital Stock;
“Consolidated EBITDA” means, for any fiscal period and as determined in accordance with GAAP on a consolidated basis, without duplication, in respect of the Issuer:

(a)	Consolidated Net Income for such period; plus

(b)	Consolidated Interest Expense to the extent deducted in determining such Consolidated Net Income; plus

(c)     all amounts deducted in the calculation of such Consolidated Net Income in respect of the provision for income taxes; plus

(d)
all amounts deducted in the calculation of such Consolidated Net Income in respect of non-cash items, including depreciation, depletion, amortization (including amortization of goodwill and other intangibles), accretion, deferred income taxes, unrealized losses resulting from marking-to-market the outstanding hedging and financial instrument obligations, non-cash compensation expenses, and provisions for impairment of oil and gas assets; plus

(e)
to the extent deducted in the calculation of such Consolidated Net Income, one-time third-party transaction costs and fees relating to completed acquisitions, dispositions, plans of arrangement, material joint ventures, equity offerings and other similar transactions if and to the extent such costs and fees would have been capitalized under GAAP immediately prior to the incorporation into GAAP of International Financial Reporting Standards; plus

(f)	to the extent deducted in the calculation of such Consolidated Net Income, losses from asset sales; plus

(g)	losses attributable to extraordinary and non-recurring losses, in each case to the extent deducted in the calculation of such Consolidated Net Income;
less (on a consolidated basis), without duplication:

(a)	earnings attributable to extraordinary and non-recurring earnings and gains, in each case to the extent included in the calculation of such Consolidated Net Income;

(b)	to the extent included in the calculation of such Consolidated Net Income, gains from asset sales;

(c)
the net income of any Subsidiary of the Issuer which is not a Material Subsidiary if such net income has not been distributed to the Issuer or a Material Subsidiary, to the extent that the distribution by that Subsidiary of amounts of such Consolidated Net Income to the Issuer or to a Material Subsidiary is restricted by a contract, operation of law or otherwise;

(d)	all cash payments during such period relating to non-cash charges which were added back in determining Consolidated EBITDA in any prior period; and

(e)
to the extent included in such Consolidated Net Income, any other non-cash items increasing such Consolidated Net Income for such period, including unrealized gains resulting from marking-to-market the outstanding hedging and financial instrument obligations for such period;

provided that for the purposes of this definition if the Issuer or a Material Subsidiary makes a Material Acquisition (whether by amalgamation, asset or share acquisition or otherwise) at any time during the relevant period of calculation, such Material Acquisition shall be deemed to have been made on and as of the first day of such calculation period; and if the Issuer or a Material Subsidiary makes a Material Disposition (whether by asset or share disposition or otherwise) at any time during the relevant period of calculation, or the assets cease to be owned by the Issuer or a Material Subsidiary, such Material Disposition shall be deemed to have been made on and as of the first day of such calculation period; and provided further that prior to making any adjustment to Consolidated EBITDA for a Material Acquisition or a Material Disposition the Issuer must first have delivered to the Agent the reasonable details of the proposed adjustment to Consolidated EBITDA certified in an Officer’s Certificate, and such adjustment must have been calculated in a manner satisfactory to the Majority Holders acting reasonably;
“Consolidated Interest Expense” means, for any fiscal period, without duplication, interest expense of the Issuer determined on a consolidated basis in accordance with GAAP, and, in any event and without limitation, shall include:
(a)    all interest accrued or payable in respect of such period, including capitalized interest and imputed interest with respect to lease obligations included as Financial Covenant Debt;

(b)
all fees (including standby and commitment fees, acceptance fees in respect of bankers’ acceptances and fees payable in respect of letters of credit, letters of guarantee and similar instruments) accrued or payable in respect of such period, prorated (as required) over such period;

(c)	any difference between the face amount and the discount proceeds of any bankers’ acceptances, commercial paper and other obligations issued at a discount, prorated (as required) over such period; and

(d)	all net amounts charged (if a positive number) or credited (if a negative number) to interest expense under any Interest Rate and Currency Hedges in respect of such period;
“Consolidated Net Income” means, for any fiscal period, the net income or loss, after income taxes, of the Issuer determined on a consolidated basis in accordance with GAAP, as set forth in the consolidated financial statements of the Issuer for such period;
“Consolidated Senior Debt” means Consolidated Total Debt but excluding therefrom, to the extent included therein, any Permitted Junior Debt, Unsecured Debt or Subordinated Debt, all as determined on a consolidated basis in accordance with GAAP;
“Consolidated Senior Debt to Consolidated EBITDA Ratio” means, as of the last day of a Fiscal Quarter, the ratio of Consolidated Senior Debt as at such date to Consolidated EBITDA for the four (4) Fiscal Quarter period ending on such date;
“Consolidated Total Debt” means, as determined on a consolidated basis in accordance with GAAP and all Financial Covenant Debt of the Issuer or any Note Party;
“Consolidated Total Senior Debt” means Consolidated Total Debt but excluding therefrom, to the extent included therein, Unsecured Debt, or Subordinated Debt, all as determined on a consolidated basis in accordance with GAAP;
“Consolidated Total Senior Debt to Consolidated EBITDA Ratio” means, as of the last day of a Fiscal Quarter, the ratio of Consolidated Total Senior Debt as at such date to Consolidated EBITDA for the four (4) Fiscal Quarter period ending on such date;
“Convertible Debenture Documents” means, collectively, in respect of any series or issue of Convertible Debentures, the trust indenture governing such Convertible Debentures, the relevant Convertible Debentures and all other material agreements, instruments or other documents evidencing or relating to such Convertible Debentures;

“Convertible Debentures” means any unsecured, subordinated convertible debentures issued, created, incurred or assumed by the Issuer which have all of the following characteristics:

(a)
an initial final maturity or due date in respect of repayment of principal extending beyond the Latest Maturity Date of any Holder under this Agreement then in effect at the time such debentures are issued, created, incurred or assumed; provided that the Issuer’s Existing Convertible Debenture may continue to have the maturity date as in effect as of the Funding Date;

(b)
no scheduled or mandatory payment, redemption or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of common shares in the capital of the Issuer as contemplated in clause (f) below and other than on a change of control of the Issuer where a Change of Control also occurs by reason of the definition thereof in this Agreement) prior to the Latest Maturity Date in effect at the time such debentures are issued, created, incurred or assumed;

(c)
upon and during the continuance of a Default or Event of Default or acceleration of the time for repayment of any of the Obligations which has not been rescinded, (i) all amounts payable in respect of principal, premium (if any) or interest under such debentures are subordinate and junior in right of payment to all such Obligations and (ii) no enforcement steps or enforcement proceedings may be commenced in respect of such debentures;

(d)
upon distribution of the assets of the Issuer on any dissolution, winding up, total liquidation or reorganization of the Issuer (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all Obligations shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debentures;

(e)
the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any of the Obligations or enforcement of the rights and remedies of the Agent and the Holders hereunder or under any other Note Document shall not in and of themselves:

(i)	cause a default or event of default (with the passage of time or otherwise) under such debentures or the indenture or agreement governing the same; or

(ii)	cause or permit the obligations under such debentures to be due and payable prior to the stated maturity thereof;
provided, that to the extent that, and for as long as, such restrictions described in this clause (e) are amended, modified or waived under the Senior Credit Agreement, it shall be deemed amended, modified or waived hereunder without any further action required;

(f)
except during an event of default under and as defined in the indenture or agreement governing such debentures and provided the Issuer is in compliance with all applicable securities laws and such common shares are qualified for distribution as required and listed on the Toronto Stock Exchange or another national securities exchange, payments of interest or principal due and payable under such debentures can be satisfied at scheduled maturity, at the option of the Issuer, by delivering common shares of the Issuer in accordance with the indenture or agreement governing such debentures (whether such common shares of the Issuer are received by the holders of such debentures as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures);

(g)
other than in respect of the Existing Convertible Debenture as in effect on the Funding Date, such debentures shall not have any cash pay interest or cash pay fees until at least six (6) months after the Latest Maturity Date unless (i) the Fixed Charge Coverage Ratio for the Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Debt under such Debenture is incurred would have been at least 2.25 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such additional Debt and any other Debt incurred on or prior to such date had been incurred, at the beginning of such four-quarter period and (ii) the portion of cash pay interest is no greater than 6.75%, per annum; and

(h)
the holders of such debentures, or an authorized trustee on their behalf, have upon request by the Majority Holders or the Agent entered into an agreement with the Issuer and the Agent that is in form and substance satisfactory to the Majority Holders and Agent, acting reasonably, pursuant to which such holders or their agent has agreed and confirmed that the debentures are subordinated and postponed as provided for in this definition of “Convertible Debentures”;

“Credit Facilities” means, with respect to the Issuer or any Material Subsidiary, one or more debt facilities, commercial paper facilities or Debt Issuances providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to any lenders, other financiers or to special purpose entities formed to borrow from (or sell such receivables to) any lenders or other financiers against such receivables), letters of credit, letters of guarantee, bankers’ acceptances, other borrowings or Debt Issuances, in each case, as amended, restated, modified, renewed, extended, refunded, replaced or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time (including through one or more Debt Issuances); provided, however, Credit Facilities shall not include the Bank Facility incurred under clause (1) of the definition of Permitted Debt;
“Customary Recourse Exceptions” means, with respect to any Non-Recourse Debt of a Person, exclusions from the exculpation provisions with respect to such Non-Recourse Debt for the voluntary bankruptcy of such Person, fraud, misapplication of cash, environmental claims, waste, willful destruction and other circumstances customarily excluded by lenders from exculpation provisions or included in separate indemnification agreements in non-recourse financings;
“Debenture” means a demand debenture in favor of the Agent substantially in the form of Exhibit 5, as supplemented, amended and replaced from time to time;
“Debt” means, with respect to any specified Person, without duplication, any Debt of such Person, regardless of whether contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, credit agreements, debentures or similar instruments or letters of credit or letters of guarantee (or reimbursement agreements in respect thereof);

(3)	in respect of bankers’ acceptances;

(4)	representing Capital Lease Obligations or Attributable Debt;

(5)	in respect of any guarantee by such Person of production or payment with respect to a Production Payment (but not any other contractual obligation in respect of such Production Payment);

(6)
representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, except any such balance that constitutes an accrued expense or a trade payable; or

(7)	representing net obligations under Interest Rate and Currency Hedges;
if and to the extent any of the preceding items (other than letters of credit and Interest Rate and Currency Hedges) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Debt” includes:

(a)
all Debt of any other Person, of the types described above in clauses (1) through (7), secured by a Lien on any asset of the specified Person (regardless of whether such Debt is assumed by the specified Person); provided that the amount of such Debt will be the lesser of (i) the Fair Market Value of such asset at such date of determination and (ii) the amount of such Debt of such other Person, and

(b)
to the extent not otherwise included, the guarantee by the specified Person of any Debt of any other Person, of the types described above in clauses (1) through (7) above. Furthermore, the amount of any Debt outstanding as of any date will be the accreted value thereof, in the case of any Debt issued with original issue discount; and the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Debt.

Notwithstanding the foregoing, the following shall not constitute “Debt”:

(i)	accrued expenses, royalties and trade accounts payable arising in the ordinary course of business;

(ii)	except as provided in clause (5) of the first paragraph of this definition, any obligation in respect of any Production Payment and Reserve Sales;

(iii)	any obligation in respect of any Farm-In Agreement;

(iv)
any Debt which has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Government Securities (in an amount sufficient to satisfy all such Debt obligations at Stated Maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such Debt, and subject to no other Liens, in accordance with the applicable terms of the instrument governing such Debt;

(v)	oil or natural gas balancing liabilities incurred in the ordinary course of business and consistent with past practice;

(vi)	any obligation in respect of any Oil and Natural Gas Hedging Contract;

(vii)	any unrealized losses or charges in respect of Hedging Obligations (including those under CICA 3855 or equivalent GAAP standard);

(viii)
any obligations in respect of (a) bid, performance, completion, surety, appeal and similar bonds, (b) obligations in respect of bankers acceptances, (c) insurance obligations or bonds and other similar bonds and obligations and (d) any guarantees or letters of credit functioning as or supporting any of the foregoing bonds or obligations; provided, however, that such bonds or obligations mentioned in subclause (a), (b), (c) or (d) of this clause (viii), were incurred in the ordinary course of the business of such Person and its Material Subsidiaries and do not relate to obligations for borrowed money;

(ix)	any Disqualified Stock of such Person or any preferred stock of any of its Material Subsidiaries;

(x)
any obligation arising from any agreement providing for indemnities, guarantees, purchase price adjustments, holdbacks, contingency payment obligations based on the performance of the acquired or disposed assets or similar obligations (other than guarantees of Debt) incurred by any Person in connection with the acquisition or disposition of assets; or

(xi)	all contracts and other obligations, agreements, instruments or arrangements described in clauses (19), (20), (21) and (22) of the definition of “Permitted Liens”;
“Debt Issuance” means, with respect to the Issuer or any Material Subsidiary, one or more issuance after the Funding Date of Debt evidenced by notes, debentures, bonds or other similar securities or instruments;
“Debtor Relief Laws” means the Bankruptcy Code of the United States of America, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding Up and Restructuring Act (Canada), and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or Canada;
“Declined Proceeds” has the meaning specified in Section 6.2(d);
“Default” means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;
“Default Rate” has the meaning specified in Section 3.3;
“Defaulting Holder” means any Holder or, in the case of items (e) and (f) below, its Holder Parent:

(a)	that has failed to fund any payment or its portion of any Notes within two (2) Business Days of the date such Notes are required to be purchased by it hereunder;

(b)
that has notified the Issuer or the Agent in writing that it does not intend to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally as required under credit arrangements to which it is a party;

(c)
that has otherwise failed to pay over to the Agent or any other Holder any other amount required to be paid by it hereunder within 3 Business Days of the date when due, unless the subject of a good faith dispute;

(d)	that becomes subject of a proceeding under any Debtor Relief Law;

(e)	that has become the subject of a Bail-In Action; or

(f)
with respect to which the Agent has concluded, acting reasonably, and has advised the Holders in writing, that such Holder is a Defaulting Holder pursuant to any of subparagraphs (a) to (e), inclusive, of this definition;

“Defined Benefit Plan” means a pension plan registered under the Income Tax Act (Canada), the Pension Benefits Act (Ontario) or any other applicable pension standards legislation which contains a “defined benefit provision”, as such term is defined in subsection 147.1(1) of the Income Tax Act (Canada);
“Discounted Value” means, with respect to the Called Principal of any New Money Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal;
“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the Latest Maturity Date. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuer to repurchase or redeem such Capital Stock upon the occurrence of a “change of control” or an “asset sale” will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 10.2(e) of this Agreement. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Agreement will be the maximum amount that the Issuer and its Material Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends;
“Dollars” or “$” refers to lawful money of the United States of America;
“Dollar-Denominated Production Payments” means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith;
“EEA Financial Institution” means:

(a)	any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority;

(b)	any entity established in an EEA Member Country which is a parent of an institution described in subparagraph (a) of this definition; or

(c)
any institution established in an EEA Member Country which is a subsidiary of an institution described in subparagraph (a) or (b) of this definition and is subject to consolidated supervision with its parent;

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein and Norway;
“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution;
“Effective Date” means the date on which all of the conditions set forth in Section 11.1 have been satisfied (or waived in writing by the Holders in accordance with Section 11.4);
“Environment” means each and every component of the earth, including all layers of the atmosphere, air, land (including all underground spaces and cavities and all lands submerged under water), soil, water (including surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include the components referred to in this definition;
“Environmental Certificate” means an Officer’s Certificate in substantially the form attached as Exhibit 3, relating to certain environmental matters;
“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, claims, orders, Liens, notices of non-compliance or violation, investigations, inspections, inquiries or proceedings relating in any way to any Environmental Laws or to any permit issued under any such Environmental Laws including:

(a)	any action, claim or order by a Governmental Authority for enforcement, clean-up, removal, response, remedial or other actions or damages pursuant to any Environmental Laws; and

(b)
any action or claim by a Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from or relating to Hazardous Materials, including any Release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the Environment;

“Environmental Laws” means any Laws relating, in whole or in part, to the protection or enhancement of the Environment, including with respect to occupational safety, product liability, public health, public safety and transportation or handling of dangerous goods;
“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock);
“Equivalent Amount” means, on any date, the equivalent amount in Cdn. Dollars or U.S. Dollars, as the case may be, after giving effect to a conversion of a specified amount of U.S. Dollars to Cdn. Dollars or of Cdn. Dollars to U.S. Dollars, as the case may be, at the rate of exchange for Canadian interbank transactions established by the Bank of Canada at the close of business on the immediately preceding Business Day, provided that, if such rate is for any reason unavailable, at the spot rate quoted for wholesale transactions by the Agent at approximately noon (Toronto time) on that date in accordance with its normal practice;
“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time;
“Event of Default” means each of the events described in Section 12.1;

“Excess Proceeds” has the meaning specified in Section 6.2(a) of this Agreement;
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;
“Exchange Notes” means those Notes issued to the Holders on the Funding Date pursuant to Section 2.1(a);
“Exchange Repayment Fee” has the meaning specified in Section 6.4(g);
“Excluded Taxes” means any of the following Taxes, (A) in the case of a Holder or Agent, any Canadian withholding Tax in effect and applicable (w) as of the date hereof (in the case of each Holder listed on the signature pages hereof on the Effective Date), (x) on the effective date of the Assignment Agreement pursuant to which such Holder became a Holder (in the case of each other Holder), (y) on the date the Holder changes its Applicable Office or (z) on the date Agent becomes a party to this Agreement, except to the extent that, pursuant to Section 6.4(i), amounts with respect to such Canadian withholding Taxes were payable (1) to such Holder’s or Agent’s assignor immediately before such Holder or Agent becomes a party hereto or (2) such Holder immediately before such Holder changed its Applicable Office, (B) any Tax on the Overall Net Income of the Holder or the Agent, (C) any withholding Tax imposed under FATCA or Taxes imposed pursuant to Part XVIII of the ITA, (D) any Canadian Tax that would not have been imposed but for a recipient (i) not dealing at arm’s length for purposes of the ITA with an Note Party, or (ii) being a “specified shareholder” (as defined in subsection 18(5) of the ITA) of a Note Party or not dealing at arm’s length for purposes of the ITA with any such specified shareholder, (E) Taxes imposed as a result of the application of subsection 212(3.2) of the ITA, (F) Taxes that would not have been imposed but for the failure of the Holder or the Agent, to the extent such Holder or Agent is eligible to do so, to timely satisfy any certification, identification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connection with the relevant taxing jurisdiction or otherwise establishing the right to the benefit of an exemption from, or reduction in the rate of, withholding or deduction, if such compliance is required by statute, treaty, regulation or administrative practice of a relevant taxing jurisdiction as a precondition to exemption from, or reduction in the rate of deduction or withholding of, such Taxes, imposed by the relevant taxing jurisdiction, or (G) any Taxes that were imposed with respect to payment on a Note to any Holder who is a fiduciary or partnership or person other than the beneficial owner of such payment and to the extent that such Taxes would not have been imposed on such payment had the Holder been the beneficiary, partner or beneficial owner, as the case may be, of such Note;
“Executive Order” means the executive order No. 13224 of 23 September 2011, entitled “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism”;
“Existing Convertible Debenture” means that certain Convertible Debenture Indenture dated as of August 9, 2016;
“Existing Debt” means Debt of the Issuer and its Material Subsidiaries in existence on the Funding Date, until such amounts are repaid;
“Existing Senior Unsecured Notes” means the Senior Unsecured Notes previously issued by the Issuer pursuant to that certain Indenture dated May 21, 2015 by and among the Issuer, U.S. Bank National Association, as trustee, and other parties thereto from time to time, being 8.5% senior notes in the aggregate original principal amount of U.S. $250,000,000;

“Exposure” means, with respect to any Holder, as of any date of determination, the outstanding principal amount of the Notes and Commitments held by such Holder;
“Fair Market Value” means the price that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party. Fair Market Value of an asset or property in excess of $10.0 million shall be determined by the Board of Directors of the Issuer acting in good faith, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors, and any lesser Fair Market Value may be determined by an officer of the Issuer acting in good faith;
“Farm-In Agreement” means an agreement whereby a Person agrees to pay all or a share of the drilling, completion or other expenses of an exploratory or development well (which agreement may be subject to a maximum payment obligation, after which expenses are shared in accordance with the working or participation interests therein or in accordance with the agreement of the parties) or perform the drilling, completion or other operation on such well in exchange for an ownership interest in an oil or gas property;
“Farm-Out Agreement” means a Farm-In Agreement, viewed from the standpoint of the party that transfers an ownership interest to another;
“FATCA” means Sections 1471 through 1474 of the Internal Revenue Code, as of the Effective Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code, and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities entered into in connection with the implementation of the foregoing;
“FCPA” means the United States Foreign Corrupt Practices Act of 1977, including any subordinate legislation thereunder;
“Financial Assistance” means providing or agreeing to provide (either directly or indirectly) financial assistance to any Person including financial assistance by way of a loan, guarantee, share purchase, equity contribution or any credit support arrangement of any nature whatsoever;
“Financial Calculation” has the meaning specified in Section 1.4(b);
“Financial Covenant Debt” means, with respect to the Issuer and its Material Subsidiaries at any time and as determined in accordance with GAAP without duplication, an amount equal to the aggregate of:

(a)
the aggregate amount of all obligations, liabilities and indebtedness which would be classified as indebtedness for borrowed money upon a consolidated balance sheet of the Issuer and its Material Subsidiaries; and

(b)	to the extent not included in paragraph (a) of this definition:

(i)	obligations arising pursuant to bankers’ acceptance facilities, note purchase facilities and commercial paper programs;

(ii)
letters of credit and letters of guarantee supporting obligations which would otherwise constitute Financial Covenant Debt within the meaning of this definition or indemnities issued in connection therewith;

(iii)	obligations evidenced by a bond, note, debenture or similar instrument;

(iv)
obligations under guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the indebtedness or other debt obligations of any other Person and all other obligations incurred for the purpose of or having the effect of providing Financial Assistance to another Person in respect of such indebtedness or such other debt obligations, including endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);

(v)	all outstanding obligations secured by a Lien on any property of the Issuer or any of its Material Subsidiaries, whether or not assumed by them;

(vi)	all indebtedness representing the deferred purchase price of any property, and under prepaid contracts;

(vii)	all obligations created or arising under any conditional sales agreement or other title retention agreement, other than an operating lease or a premises lease;

(viii)	all Capital Lease Obligations;

(ix)	all Purchase Money Obligations;

(x)	all obligations under Sale and Lease-Back Transactions;

(xi)	all obligations under Production Payment Transactions;

(xii)
any amount by which current liabilities exceed current assets (with such current liabilities and current assets to be determined in accordance with GAAP on a consolidated basis); provided that if current assets exceed current liabilities, the surplus shall be deducted in calculating Debt, and provided further that when calculating current assets and current liabilities for purposes of this subsection, amounts arising from the unrealized portion of any hedging gains or, if such hedges comply with this Agreement, losses shall not be included in such calculation;

(xiii)	deferred revenues relating to third party obligations;

(xiv)
the redemption amount of any capital where the holder of such capital has the option to require the redemption of such capital for cash or property (other than shares) and/or payment of redemption amounts at any time prior to the Latest Maturity Date then in effect; and

(xv)	all mark to market losses under any Hedge Agreement which are due and owing;
but shall exclude:

(A)	Convertible Debentures (including Existing Convertible Debentures); provided that all indebtedness and obligations arising under or in connection with such Convertible Debentures (including Existing Convertible Debentures) and the Convertible Debenture Documents governing same remain fully postponed and subordinated to the Obligations;

(B)	except as provided otherwise in (xii) above, each of the following:

(1)	current taxes payable and deferred taxes;

(2)	dividends payable;

(3)	accrued interest payable;

(4)	the unrealized portion of any hedging gains or losses;

(5)	liabilities in respect of decommissioning liabilities, allowances for dismantlement and site restoration and other deferred credits and liabilities;

(6)	all leases that would constitute operating leases in accordance with GAAP on the Funding Date, whether or not such leases are in effect at such time; and

(7)	such other similar liabilities that do not constitute Financial Covenant Debt in accordance with GAAP, as may be agreed by the Majority Holders from time to time;
“Financial Statements” means the financial statements (including the notes thereto) of the Issuer or a Material Subsidiary, as the context requires, which shall be consolidated unless expressly provided otherwise and shall include a balance sheet, a statement of earnings (or loss) and a statement of cash flows, together with comparative figures in each case (where a comparative period on an earlier statement exists), all prepared, maintained and stated in accordance with GAAP;
“First Repayment Step-Down Date” has the meaning specified in Section 6.4(g);
“Fiscal Quarter” means a three month period ending on March 31, June 30, September 30 or December 31 of a Fiscal Year;
“Fiscal Year” means a twelve month period ending on December 31;
“Fixed Charge Coverage Ratio” means with respect to any specified Person for any four-quarter reference period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Material Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Debt (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the four-quarter period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Debt, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable reference period;

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)
acquisitions that have been made by (i) the specified Person or any Material Subsidiary, including through mergers, amalgamations, arrangements, consolidations or otherwise (including acquisitions of assets used or useful in the Oil and Gas Business), or (ii) any Person or any Material Subsidiary acquired by the specified Person or any Material Subsidiary, including through mergers, amalgamations, arrangements, consolidations or otherwise, and including in each case any related financing transactions and increases in ownership of Material Subsidiaries, during the reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period, and any Consolidated Cash Flow for such reference period will be calculated giving pro forma effect to any operating improvements or cost savings that have occurred or are reasonably expected to occur within 12 months of the date of the applicable transaction in the reasonable judgment of the principal accounting officer or Chief Financial Officer of the Issuer and are either based on (x) personnel reductions that have already occurred, (y) contractual obligations that are currently in effect, or (z) other commitments that are reasonably identifiable and factually supportable at the time of any such determination (regardless of whether those operating improvements or cost savings could then be reflected in pro forma financial statements prepared in accordance with Regulation S-X under the Securities Act or any other regulation or policy of the SEC related thereto);

(2)
the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date (i) of the specified Person or any of its Material Subsidiaries, or (ii) of any Person or any of its Material Subsidiaries that is acquired by the specified Person or any of its Material Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, will be excluded;

(3)
the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date (i) of the specified Person or any of its Material Subsidiaries, or (ii) of any Person or any of its Material Subsidiaries that is acquired by the specified Person or any of its Material Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any Material Subsidiary following the Calculation Date;

(4)	any Person that is a Material Subsidiary on the Calculation Date will be deemed to have been a Material Subsidiary at all times during such four-quarter period;

(5)	any Person that is an Unrestricted Subsidiary on the Calculation Date will be deemed not to have been a Material Subsidiary at any time during such reference period;

(6)
if any Debt bears a floating rate of interest, the interest expense on such Debt will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire reference period (taking into account any Hedging Obligation applicable to such Debt, but if the remaining term of such Hedging Obligation is less than 12 months, then such Hedging Obligation shall only be taken into account for that portion of the reference period equal to the remaining term thereof); and

(7)
for any relevant amounts denominated in a foreign currency, the Canadian dollar-equivalent amount of such amount shall be calculated based on the relevant currency exchange rate in effect immediately prior to the Calculation Date;

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)
the consolidated interest expense of such Person and its Material Subsidiaries for such period, whether paid or accrued (excluding (i) any interest attributable to Production Payments and Reserve Sales, (ii) write-off of deferred financing costs and (iii) accretion of interest charges on future plugging and abandonment obligations, future retirement benefits and other obligations that do not constitute Debt, but including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations other than that attributable to any Oil and Natural Gas Hedging Contract, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings), and net of the effect of all payments made or received pursuant to Interest Rate Agreements; plus

(2)	the consolidated interest expense of such Person and its Material Subsidiaries that was capitalized during such period; plus

(3)
any interest for such period on Debt of another Person that was guaranteed by the specified Person or one or more of its Material Subsidiaries or secured by a Lien on assets of such specified Person or one or more of its Material Subsidiaries, regardless of whether such guarantee or Lien was called upon; plus

(4)
all dividends, whether paid or accrued and regardless of whether in cash, on any series of Disqualified Stock of such Person or any series of preferred stock of a Material Subsidiary of such Person, other than dividends on Equity Interests payable solely in Equity Interests of the Person (other than Disqualified Stock) or to the Person or a Material Subsidiary of such Person, in each case, on a consolidated basis and determined in accordance with GAAP;
“Funding Date” means the date on which all of the conditions set forth in Section 11.2 have been satisfied (or waived in writing by the Holders in accordance with Section 11.4);
“GAAP” means generally accepted accounting principles in effect from time to time in Canada as determined in the Handbook of the Canadian Institute of Chartered Accountants, including where applicable under the International Financial Reporting Standards;
“Governmental Authority” means:

(a)
any government, parliament or legislature, any regulatory or administrative authority, agency, commission or board and any other statute, rule or regulation making entity having jurisdiction in the relevant circumstances;

(b)	any Person acting under the authority of any of the foregoing or under a statute, rule or regulation thereof; and

(c)	any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances;
“Governmental Authorization” means, in respect of any transaction, Person or event, any authorization, exemption, license, permit, franchise or approval from, or any filing or registration with, any Governmental Authority applicable to such transaction, Person or event or to any of such Person’s business, undertaking or property, including those required under any Environmental Law, and “Governmental Authorizations” means any and all of the foregoing;
“Governmental Requirement” means any applicable law, statute, code, ordinance, order, determination, rule, regulation, judgment, decree, injunction, franchise, permit, certificate, license, rules of common law, authorization or other directive or requirement, whether now or hereinafter in effect, of any Governmental Authority;
“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America or Canada or any agency of the United States of America or Canada, and the payment for which the United States or Canada pledges its full faith and credit;
“Guarantee” means a guarantee to be given by each Material Subsidiary in favor of the Agent substantially in the form of Exhibit 5, as supplemented, amended and replaced from time to time;
“Guarantor” means each Material Subsidiary that has become obligated under a Guarantee, in accordance with the terms of the guarantee provisions of this Agreement, but only for so long as such Material Subsidiary remains so obligated pursuant to the terms of this Agreement;
“Hazardous Materials” means any and all hazardous substances, toxic waste, contaminants, pollutants or related materials, any products of waste, or any other contaminants, pollutants, substances or products declared to be waste, hazardous or toxic under Environmental Laws;
“Hedge Agreements” has the meaning attributed thereto in Section 10.2(j);
“Hedge Monetization” means the final settlement, termination, restructuring, liquidation or unwinding of any Hedge Agreement of the Issuer or any Material Subsidiary (but, for certainty, excluding the rolling over or novation into one or more replacement Hedge Agreements permitted under this Agreement, to the extent such replacement Hedge Agreements do not produce Hedge Receipts upon such rollover or novation, or the termination thereof on the scheduled maturity date thereof) in respect of commodities, Issuer; provided, that any such transaction generating net proceeds of $5,000,000 in the aggregate at any time or less shall not constitute a Hedge Monetization hereunder;
“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate and Currency Hedges and any Oil and Natural Gas Hedging Contracts;
“Hedge Receipts” means any Cash received by or paid to or for the account of any Note Party pursuant to any final settlement, termination, unwinding or liquidation of any Hedge Agreement in respect of commodities after giving effect to any netting agreements, and excluding in any event any regularly scheduled settlement payments and any payments applied towards amounts outstanding under the Bank Facility, net of all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements) as a consequence of such final settlement, termination, unwinding or liquidation of any Hedge Agreement;

“Highest Lawful Rate” means, with respect to each Holder, the maximum nonusurious interest rate, if any, that at any time or from time to time may be contracted for, taken, reserved, charged or received on the Notes or on other Obligations under laws applicable to such Holder which are presently in effect or, to the extent allowed by law, under such applicable laws which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws allow as of the date hereof;
“Holder” means, as of the Effective Date, any Person listed on the signature page hereto, on and after the Funding Date, any holder of a Note issued hereunder whether by purchase, exchange or assignment pursuant to an Assignment Agreement. “Holders” means all Holders taken together;
“Hydrocarbon Interests” means all rights, titles, interests and estates now or hereafter acquired in and to Hydrocarbons, including oil and gas leases, oil, gas and mineral leases, or other liquid or gaseous hydrocarbon leases, mineral fee interests, overriding royalty and royalty interests, net profit interests and production payment interests, including any reserved or residual interests of whatever nature. Unless otherwise indicated herein, each reference to the term “Hydrocarbon Interests” shall mean Hydrocarbon Interests of the Issuer or any other Note Party, as the context may require;
“Hydrocarbons” means oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all constituents, elements or compounds thereof and all products refined or separated therefrom;
“Indemnified Party” has the meaning given to such term in Section 14.2;
“Indemnified Taxes” means Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any Obligation of any Note Party under any Note Document;
“Independent Engineering Report” means a report prepared by Insite Petroleum Consultants Ltd., Sproule Associates Ltd., GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd. or Ryder Scott Company, L.P. or such other firm as may be approved by the Majority Holders, acting reasonably, to be dated effective on or about January 1 of the calendar year in which such report is to be delivered by the Issuer pursuant to Section 10.1(d) (or such other date as may be acceptable to the Senior Administrative Agent depending upon the purpose for which such report is delivered to the Senior Administrative Agent), which report (a) covers all of the Borrowing Base Properties which account for not less than 90% of the Borrowing Base (and is supplemented by an Internal Reserves Change Report for any Borrowing Base Properties not covered thereby), (b) is certified by the independent petroleum engineer or engineers, (c) is prepared in accordance with established criteria generally accepted in the oil and gas industry and standards customarily used by such independent petroleum engineer or engineers in making determinations and appraisals, (d) is based upon assumptions, methods of calculation, estimates and projections fully disclosed in such report and which are satisfactory to the Senior Lenders, acting reasonably, and (e) contains a statement of any changes in assumptions, methods of calculations or data base from the previous engineering report delivered by the Issuer pursuant to Section 10.1(d)(i) or otherwise pursuant hereto;
“Initial Commitments” means such commitment of all the Initial Holders in the aggregate to exchange Exchange Notes or buy New Money Notes, as applicable. The amount of each Initial Holder’s Commitment to buy New Money Notes is set forth in Schedule A;
“Initial Holders” means the Persons party to this Agreement as Holders on the Effective Date;

“Institutional Investor” means (a) the Initial Holders, (b) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, (c) any Related Fund or Affiliate of any Holder of any Note and (d) any other Person that is a Qualified Institutional Buyer (as defined in Rule 144A promulgated under the Securities Act, as presently in effect);
“Intercreditor Agreement” means that certain Intercreditor Agreement, dated as of the Funding Date, by and among the Issuer, the other Note Parties, the Agent and the Senior Administrative Agent, and as joined from time to time by the trustee or agent of newly-issued Permitted Junior Debt or any replacement intercreditor agreement entered into by such parties in connection with any Bank Facility or Permitted Junior Debt on substantially similar terms or other terms acceptable to the Majority Holders, in either case, to the extent acceptable to the Majority Holders, as any such agreement may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof;
“Interest Payment Date” means each (a) Quarterly Date and (b) the Maturity Date;
“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary, entered into by such Person in the ordinary course of its business for the purpose of limiting or managing interest rate risks to which such Person or any of its Material Subsidiaries is subject;
“Interest Rate and Currency Hedges” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement;
“Internal Reserves Change Report” means a report prepared by a petroleum engineer or engineers who may be employees of the Issuer, to be dated effective on or about August 31 of the calendar year in which such report is to be delivered by the Issuer pursuant to Section 10.1(d) (or such other date as may be acceptable to the Senior Administrative Agent), which report identifies all material changes and additions to, and deletions from, the reserves associated with the Borrowing Base Properties since the date of the last Independent Engineering Report delivered by the Issuer to the Senior Administrative Agent, having regard to the Borrowing Base most recently determined or re-determined by the Senior Lenders, and in connection with that report the Issuer shall make available to the Senior Administrative Agent upon request by the Senior Administrative Agent all data, information and materials which would be required by an independent petroleum engineer in order to prepare an Independent Engineering Report for the Borrowing Base Properties which are subject to such changes, additions or deletions, and any other information as any Holder may reasonably request;
“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended;
“Investment” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding (i) endorsements of negotiable instruments and documents in the ordinary course of business, and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business and (ii) extensions of credit or advances to customers or advances, loans, extensions of credit, deposits or payments to or with suppliers, lessors or utilities or for workers’ compensation, in each case, that are incurred in the ordinary course of business and recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of such Person prepared in accordance with GAAP and endorsements for collections or deposits arising in the ordinary course of business), purchases or other acquisitions for consideration of Debt, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP. If the Issuer or any Material Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Material Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Material Subsidiary, the Issuer will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Issuer’s Investments in such Material Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of Section 10.2(b) of this Agreement. The acquisition by the Issuer or any Material Subsidiary of the Issuer of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Issuer or such Material Subsidiary in such third Person in an amount equal to the Fair Market Value of the investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of Section 10.2(b) of this Agreement. Except as otherwise provided in this Agreement, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value;
“Issuer” means Bellatrix Exploration Ltd., a corporation subsisting under the laws of the Province of Alberta;
“Issuer’s Accounts” means the accounts of the Issuer as the Issuer may from time to time designate with the concurrence of the Agent;
“Issuer’s Counsel” means Vinson & Elkins LLP or any other barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Issuer or employed by the Issuer and acceptable to the Majority Holders, acting reasonably;
“ITA” means the Income Tax Act (Canada), as amended;
“Joint Marketing Arrangement” means any joint venture, partnership, lease, joint marketing agreement, operating agreement or other arrangement (which may or may not include joint ownership of any Person) pursuant to which the Issuer or one of its Material Subsidiaries arranges for the marketing, lease or sale of products and services and shares in the profits therefrom;
“Junior Liens” shall mean Liens on the Collateral (other than Liens securing the Obligations) that are subordinated to the Liens granted under the Note Documents pursuant to the Intercreditor Agreement (it being understood that Junior Liens are not required to be pari passu with other Junior Liens, and that Debt secured by Junior Liens may have Liens that are senior in priority to, or pari passu with, or junior in priority to, other Liens constituting Junior Liens), in each case, securing Permitted Junior Debt;
“Latest Maturity Date” has the meaning attributed thereto in the definition of “Maturity Date”;
“Law” means all constitutions, treaties, laws (including principles of common law and equity), statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any and all judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Governmental Authority, and any policies of any Governmental Authority;

“Lien” means any mortgage, charge, pledge, lien, hypothec, assignment by way of security, lease, conditional sale or title retention agreement (including a capital lease but excluding an operating lease or a premises lease), security created under the Bank Act (Canada) or any other encumbrance or security interest, howsoever created or arising, whether fixed or floating, legal or equitable, perfected or otherwise, and any other interest in property or assets that secures payment or performance of an obligation, but does not include a right of set-off unless such right is intended to secure payment or performance of an obligation;
“Majority Holders” means Holders holding greater than 50% of the Total Exposure at such time;
“Majority New Money Holders” means Holders of New Money Notes holding greater than 50% of the Total Exposure in respect of New Money Notes at such time;
“Make-Whole Amount” means, with respect to the Called Principal of any New Money Note, an amount equal to the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such New Money Note, as calculated by the Issuer and confirmed by the Majority Holders; provided that the Make-Whole Amount shall in no event be less than zero;
“Make-Whole Expiry Date” has the meaning attributed thereto in Section 6.4(g);
“Material Acquisition” means any acquisition (including one which is completed by way of a series of related transactions) by the Issuer or any Material Subsidiary of shares or other assets which increases the consolidated assets of the Issuer as shown on the most current consolidated financial statements of the Issuer by more than an amount equal to the Threshold Amount in effect at the time of such acquisition;
“Material Adverse Effect” means any event, circumstance, occurrence or change which has or could reasonably be expected to have a material adverse effect on:

(a)	the financial condition of the Issuer and the Material Subsidiaries taken as a whole;

(b)	the ability of the Issuer or a Material Subsidiary to perform its obligations under any of the Note Documents to which it is a party;

(c)	the property, business, operations or liabilities of the Issuer and the Material Subsidiaries taken as a whole;

(d)	the validity or enforceability of any Note Document; or

(e)	the priority ranking of any Security, or the rights or remedies intended or purported to be granted to the Agent or any Holder under or pursuant to this Agreement or any other Note Document;
“Material Disposition” means any disposition (including one which is completed by way of a series of related transactions) by the Issuer or any Material Subsidiary of shares or other assets which decreases the consolidated assets of the Issuer as shown on the most current consolidated financial statements of the Issuer by more than an amount equal to the Threshold Amount in effect at the time of such disposition;

“Material Subsidiary” means:

(a)	any Subsidiary of the Issuer, which Subsidiary from time to time owns, or has the right to acquire, any interest in or to any Oil and Gas Properties or Midstream Properties; or

(b)
any other Subsidiary of the Issuer, designated as such by written notice from the Issuer to the Agent in accordance with Section 10.4, unless and until any such entity is designated as no longer being a Material Subsidiary in accordance with Section 10.4;

provided, however, in the event the Fair Market Value of the assets of all Subsidiaries that are not “Material Subsidiaries” hereunder exceeds the Threshold Amount, then the Issuer shall be required to immediately designate additional Subsidiaries as Material Subsidiaries in accordance with Section 10.4 such that, after giving effect to such additional designations, the Fair Market Value of the assets of all Subsidiaries that are not “Material Subsidiaries” hereunder is less than the Threshold Amount;
“Maturity Date” means (i) if the Existing Senior Unsecured Notes have been refinanced with Debt permitted under this Agreement or repaid by March 14, 2020 such that no more than $25,000,000 in principal of the Existing Senior Unsecured Notes remains outstanding as of such date, the fifth anniversary of the Funding Date (the “Latest Maturity Date”) and (ii) if the Existing Senior Unsecured Notes have not been refinanced in accordance with clause (i) of this definition by March 14, 2020, March 14, 2020;
“Midstream Properties” means all tangible and intangible Property used in (a) gathering, compressing, treating, processing and transporting Hydrocarbons; (b) fractionating and transporting Hydrocarbons; (c) marketing Hydrocarbons; including, without limitation, gathering lines and gathering systems, pipelines and pipeline systems, storage facilities, liquid extraction plants, plant compressors, pumps, pumping units, field gathering systems, gas processing plants, saltwater disposal facilities; and (d) any other gathering, transportation, compression, storage, processing, treating, dehydration, fractionation, generation, disposal or other similar assets related to the handling of Hydrocarbons, and together with surface leases, rights-of-way, easements and servitudes related to each of the foregoing. Unless otherwise specified herein, “Midstream Properties” shall be deemed to refer to such properties owned by the Issuer and its Subsidiaries;
“Minor Title Defects” means with respect to the Borrowing Base Properties, minor defects or irregularities in the title of the Issuer or any Material Subsidiary to that property which do not in the aggregate materially adversely affect the marketability of that Borrowing Base Property or the right of the Issuer or any Material Subsidiary to receive its share of the production generated by that property or the income therefrom;
“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof;
“Net Insurance/Condemnation Proceeds” means an amount equal to: (a) any Cash payments or Cash proceeds received by the Issuer or any of its Subsidiaries (i) under any casualty, business interruption or “key man” insurance policies in respect of any Casualty Event, or (ii) as a result of a Casualty Event constituting the taking of any assets of the Issuer or any of its Subsidiaries by any Person pursuant to the power of eminent domain, condemnation or otherwise (including any equivalents under applicable law), or pursuant to a sale of any such assets to a purchaser with such power directly under threat of such a taking in lieu thereof, minus (b)(i) any actual and reasonable costs incurred by the Issuer or any of its Subsidiaries in connection with the adjustment or settlement of any claims of the Issuer or any of its Subsidiaries in respect thereof, (ii) amounts expended to repair and/or replace property and assets subject to such Casualty Event, (iii) any bona fide direct costs incurred in connection with any sale of such assets as referred to in clause (a)(ii) of this definition, including all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such receipt of Cash payments or cash proceeds received as a result of a Casualty Event, (iv) payments applied to any Debt (other than the Notes) which is secured by a Lien upon any of the assets subject to such Casualty Event and which much be repaid as a result of such Casualty Event, (v) payments applied toward amounts outstanding under Debt (other than the Notes and the Bank Facility) to the extent that it is secured by a Lien that is prior to the Lien created by the Security Documents on the assets that are the subject of such Casualty Event and which must be repaid as a result of such Casualty Event and (vi) payments applied towards amounts outstanding under the Bank Facility;
“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any Material Subsidiary in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of:

(1)
all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expense incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Sale;

(2)
all payments made on any Debt which is secured by any assets subject to such Asset Sale, in accordance with the terms of such Debt, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law be repaid out of the proceeds from such Asset Sale;

(3)	all distributions and other payments required to be made to holders of minority interests in Subsidiaries or joint ventures as a result of such Asset Sale; and

(4)
the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, or held in escrow, in either case for adjustment in respect of the sale price or for any liabilities associated with the assets disposed of in such Asset Sale and retained by the Issuer or any Material Subsidiary after such Asset Sale;

“New Money Notes” means notes purchased by the Holders in accordance with Section 2.1(b);
“New Money Notes Amount” means, prior to January 1, 2019, or if Additional Notes are issued, $30,000,000, otherwise $40,000,000;
“New Money Repayment Fee” has the meaning specified in Section 6.4(g);
“Non-Recourse Debt” means Debt:

(1)
as to which neither the Issuer nor any Material Subsidiary (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Debt) or (b) is directly or indirectly liable (as a guarantor or otherwise), in each case other than Customary Recourse Exceptions and Liens on and pledges of the

Equity Interests of any Unrestricted Subsidiary or any joint venture owned by the Issuer or any Material Subsidiary to the extent securing otherwise Non-Recourse Debt of such Unrestricted Subsidiary or joint venture;

(2)
no default with respect to which (including any rights that the holders thereof may have to take enforcement action against a Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Issuer or any Material Subsidiary to declare a default under such other Debt or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3)
the explicit terms of which provide there is no recourse against any of the assets of the Issuer or its Material Subsidiaries, except for Customary Recourse Exceptions and any Equity Interests referred to in clause (1) of this definition;

“Note” means any note issued hereunder including any Exchange Note, New Money Note or Additional Note as the context may require. “Notes” means the aggregate amount of all Notes issued hereunder;
“Note Documents” means this Agreement, the Notes, the Security Documents, the Intercreditor Agreement and all other certificates, documents, instruments or agreements executed and delivered by a Note Party for the benefit of the any Secured Party in connection herewith or pursuant to any of the foregoing. Any reference in this Agreement or any other Note Document to a Note Document shall include all appendices, exhibits and schedules thereto, and all amendments, restatements, waivers, supplements or other modifications thereto;
“Note Party” means the Issuer and each Material Subsidiary, if any, party to the Guarantee;
“Note Purchase” means a purchase or exchange, as applicable, by the Holders of New Money Notes or Additional Notes pursuant to Section 2.1 or 2.3;
“Note Purchase Notice” means a written notice by the Issuer that it will issue Notes (a) setting forth the principal amount of the Notes to be issued, (b) containing the information required by Section 2.3 and (c) substantially in the form of Exhibit 2 or such other form satisfactory to the Majority Holders;
“Obligations” means all liabilities and obligations of every type of each Note Party from time to time owed to the Agent (including any former Agent), the Holders, any Indemnified Party, or any of them, in each case, under any Note Document to which it is a party, whether for principal, interest (including, without limitation, interest accruing at any post-default rate and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), fees, expenses, penalties, make-whole amounts (including the Make-Whole Amount), repayment premiums (including the Repayment Fee), Change of Control premiums (including the Change of Control Premium), reimbursements, indemnification or otherwise and whether primary, secondary, direct, indirect, contingent, fixed or otherwise (including obligations of performance) and all renewals, extensions and/or rearrangements of any of the above;
“OFAC” means The Office of Foreign Assets Control of the U.S. Department of the Treasury;
“Officer” means, in the case of the Issuer, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary or

Assistant Secretary of the Issuer and, in the case of any Material Subsidiary, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary or Assistant Secretary of such Material Subsidiary;
“Officer’s Certificate” means a certificate signed by a senior officer of the Issuer;
“Oil and Gas Business” means (1) the acquisition, exploration, exploitation, development, production, operation, service and disposition of interests in oil, natural gas and other hydrocarbon properties, and the utilization of any property in any such activity, (2) the gathering, marketing, treating, processing, storing, refining, selling and transporting of hydrocarbons, (3) oil field sales and services and related activities, (4) development, purchase and sale of real estate and interests therein, and (5) any business or activity relating to, arising from, or necessary, appropriate or incidental or ancillary or complementary to, or which constitutes a reasonable extension, development or expansion of, the foregoing clauses (1) through (4) of this definition;
“Oil and Gas Properties” means (a) Hydrocarbon Interests; (b) the Properties now or hereafter pooled or unitized with Hydrocarbon Interests; (c) all presently existing or future unitization agreements, pooling agreements and declarations of pooled units and the units created thereby (including all units created under orders, regulations and rules of any Governmental Authority) which may affect all or any portion of the Hydrocarbon Interests; (d) all operating agreements, contracts and other agreements, including production sharing contracts and agreements, which relate to any of the Hydrocarbon Interests or the production, sale, transportation, purchase, exchange or processing of Hydrocarbons from or attributable to such Hydrocarbon Interests; (e) all Hydrocarbons in and under and which may be produced and saved or attributable to the Hydrocarbon Interests, including all oil in tanks, and all rents, issues, profits, proceeds, products, revenues and other incomes from or attributable to the Hydrocarbon Interests; (f) all tenements, hereditaments, appurtenances and Properties in any manner appertaining, belonging, affixed or incidental to the Hydrocarbon Interests and (g) all Properties, rights, titles, interests and estates described or referred to above, including any and all Property, real or personal, now owned or hereafter acquired and situated upon, used, held for use or useful in connection with the operating, working or development of any of such Hydrocarbon Interests or Property (excluding drilling rigs, automotive equipment, rental equipment or other personal Property which may be on such premises for the purpose of drilling a well or for other similar temporary uses) and including any and all oil wells, gas wells, injection wells or other wells, buildings, structures, fuel separators, liquid extraction plants, plant compressors, pumps, pumping units, field gathering systems, gas processing plants and pipeline systems and any related infrastructure to any thereof, tanks and tank batteries, fixtures, valves, fittings, machinery and parts, engines, boilers, meters, apparatus, equipment, appliances, tools, implements, cables, wires, towers, casing, tubing and rods, surface leases, rights‑of‑way, easements and servitudes together with all additions, substitutions, replacements, accessions and attachments to any and all of the foregoing. Unless otherwise indicated herein, each reference to the term “Oil and Gas Properties” means Oil and Gas Properties of the Issuer or any other Material Subsidiary, as the context may require;
“Oil and Natural Gas Hedging Contract” means with respect to any Person any hydrocarbon hedging agreements and other agreements or arrangements entered into by such Person in the ordinary course of business for the purpose of protecting such Person or its Material Subsidiaries against fluctuations in hydrocarbon prices;
“Outside Date” means the date that is thirty (30) days after the Effective Date;
“Payment Default” has the meaning specified in Section 12.1(j);

“Payment in Full” means (a) the unconditional and irrevocable payment in full in Cash of all principal, interest (including interest accruing during the pendency of an insolvency or liquidation proceeding, regardless of whether allowed or allowable in such insolvency or liquidation proceeding) and premium, if any, on all Notes outstanding under this Agreement and (b) the irrevocable payment in full in Cash in respect of all other obligations or amounts that are outstanding under this Agreement (other than indemnity and expense or other cost reimbursement obligations for which notice of potential claim has not been given). “Paid in Full” has the correlative meaning thereto;
“Permitted Business Investments” means Investments and expenditures made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as means of actively exploiting, exploring for, acquiring, developing, processing, gathering, marketing or transporting oil, natural gas, other hydrocarbons and minerals (including with respect to disposal of water, by-products or waste, remediation and plugging and abandonment) through agreements, transactions, interests or arrangements that permit one to share risks or costs of such activities or comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties, including without limitation:

(1)
the ownership of interests in oil, natural gas, other hydrocarbons and minerals properties, liquefied natural gas facilities, processing facilities, gathering and transportation systems, pipelines, disposal facilities, storage facilities or related systems or ancillary real property interests and ancillary property, plant and equipment;

(2)
Investments in the form of or pursuant to operating agreements, working interests, royalty interests, mineral leases, processing agreements, Farm-In Agreements, Farm-Out Agreements, contracts for the sale, transportation or exchange of oil, natural gas, other hydrocarbons and minerals, production sharing agreements, participation agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, disposal and remediation agreements, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements, stockholder agreements and other similar agreements (including for limited liability companies) with third parties; and

(3)	direct or indirect ownership interests in drilling, service or other rigs, transportation equipment and other equipment related to such rigs or transportation equipment;
provided, however, that the Fair Market Value of all transactions individually or in the aggregate consummated under the definition of “Permitted Business Investment” since the Funding Date shall not exceed 10% of the Borrowing Base;
“Permitted Cash Notes Transaction” means any transaction providing for the purchase, redemption, defeasance, acquisition, retirement for value, or other satisfaction, cancellation or forgiveness of the Existing Senior Unsecured Notes with consideration paid, exchanged, issued, or otherwise transferred by the Issuer in connection therewith consisting solely of (a) Debt incurred as a Permitted Refinancing of any Existing Senior Unsecured Notes, (b) Equity Interests (other than Disqualified Stock), (c) Cash, or (d) any combination of the foregoing; provided that any such Cash consideration paid by the Issuer does not exceed 85% of the aggregate principal amount of Existing Senior Unsecured Notes purchased, redeemed, defeased, or otherwise satisfied, cancelled or forgiven in connection with such transaction (reduced by the principal amount of any new Debt incurred under clause (a) of this definition);

“Permitted Contest” means action taken by the Issuer or a Material Subsidiary in good faith by appropriate proceedings diligently pursued to contest any Taxes, claims or Liens; provided that:

(a)	the Issuer or the Material Subsidiary has established reasonable reserves therefor in accordance with GAAP;

(b)	proceeding with such contest would not reasonably be expected to have a Material Adverse Effect; and

(c)
proceeding with such contest will not create a material risk of sale, forfeiture or loss of, or interference with the use or operation of, a material part of the property or assets of the Issuer or its Material Subsidiaries;

“Permitted Debt” means:

(1)
the incurrence by the Issuer and any Material Subsidiary of Debt under a Bank Facility that is subject to the terms of the Intercreditor Agreement; provided that (i) such Debt is a conforming reserve based revolving loan facility (including customary “term-out” revolvers with stated maturities not to exceed one year from such revolving loan facility’s then-current maturity date without Majority Holder approval, acting reasonably) for oil and gas secured loan transactions subject to a Borrowing Base and with all such Debt being pari passu in right of payment, pricing, maturity, security and liquidation thereof (except for customary waterfalls in respect of hedging, cash management or other bank service obligations), (ii) the administrative agent and the lenders constituting the majority lenders in respect of such Bank Facility thereunder are commercial banks, (iii) such Bank Facility shall not contain any make-whole or prepayment premium provisions, (iv) the All-In Yield on such Bank Facility shall not exceed the All-In Yield Cap, (v) no Subsidiary of the Issuer or any other Person is required to guarantee or secure such Bank Facility unless such Subsidiary or Person is (or concurrently with any such guarantee becomes) a Guarantor hereunder, (vi) no assets are required to be or are provided as collateral for such Bank Facility unless such assets are (or concurrently with such Lien becomes) subject to a Lien in favor of the Agent for the benefit of the Holders and (vii) such Bank Facility shall at all times be subject to Section 10.2(n) hereunder;

(2)	the incurrence by the Issuer or any Material Subsidiary of Existing Debt (other than under clause (1), (3) or (6) of this paragraph);

(3)
the incurrence by the Issuer of Debt represented by the Notes issued hereunder, including any Exchange Notes, New Money Notes and Additional Notes, and the incurrence by any Material Subsidiary of the related Guarantees;

(4)
the incurrence by the Issuer or any Material Subsidiary of Debt represented by Capital Lease Obligations or Attributable Debt, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, improvement, deployment, refurbishment or modification of property, plant or equipment or furniture, fixtures and equipment, in each case, used in the Oil and Gas Business, in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Debt incurred to extend, renew, refund, refinance, replace, defease, discharge or otherwise retire for value any Debt incurred pursuant to this clause (4), not to exceed $15,000,000 in the aggregate at any time;

(5)
the incurrence or issuance by the Issuer or any Material Subsidiary of Permitted Refinancing Debt in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease, discharge or otherwise retire for value any Debt (other than intercompany Debt) or Disqualified Stock of the Issuer, or Debt (other than intercompany Debt) or preferred stock of any Material Subsidiary, in each case that was permitted by this Agreement to be incurred or issued under the proviso to Section 10.2(a) or clause (2), (3), (4), (17), or (18) of this definition or this clause (5);

(6)
the incurrence by the Issuer or any Material Subsidiary of intercompany Debt, which Debt will be pledged to the Agent for the benefit of the Holders, subject to the Intercreditor Agreement, between or among the Issuer and any of its Material Subsidiaries; provided, however, that (a) if the Issuer or any Guarantor is the obligor on such Debt and the payee is not the Issuer or a Guarantor, such Debt must be expressly subordinated to the prior payment in full in cash of all obligations then due with respect to the Notes, in the case of the Issuer, or the Guarantee, in the case of a Guarantor; and (b)(i) any subsequent issuance or transfer of Equity Interests that results in any such Debt being held by a Person other than the Issuer or a Material Subsidiary and (ii) any sale or other transfer of any such Debt to a Person that is not either the Issuer or a Material Subsidiary will be deemed, in each case, to constitute an incurrence of such Debt by the Issuer or such Material Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any Material Subsidiary to the Issuer or to any Material Subsidiary of any preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Issuer or a Material Subsidiary; and

(b)
any sale or other transfer of any such preferred stock to a Person that is not either the Issuer or a Material Subsidiary, will be deemed, in each case, to constitute an issuance of such preferred stock by such Material Subsidiary that was not permitted by this clause (7);

(8)	the incurrence of Hedging Obligations by the Issuer or any Material Subsidiary;

(9)
the guarantee by the Issuer or any Guarantor of Debt of the Issuer or a Material Subsidiary that was permitted to be incurred by another provision of this definition; provided that if the Debt being guaranteed is subordinated in right of payment to or pari passu with the Notes or the Guarantees, as applicable, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Debt guaranteed;

(10)	[Reserved];

(11)
the incurrence by the Issuer or any Material Subsidiary of Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds, so long as such Debt is covered within five (5) Business Days;

(12)
the incurrence by the Issuer or any Material Subsidiary of Debt consisting of the financing of insurance premiums in customary amounts consistent with the operations and business of the Issuer and its Material Subsidiaries;

(13)
the incurrence by the Issuer or any Material Subsidiary of Debt constituting reimbursement and related indemnification and cash collateral obligations with respect to standalone letter of credit, letter of guarantee, bankers’ acceptance, suretyship, bonding , insurance, or similar facilities on customary terms; provided that such facilities are not secured by any Liens other than Permitted Liens under clauses (3), (5), (6), (34), and (36) of the definition thereof; provided such standalone letter of credit, letter of guarantee, bankers’ acceptance, suretyship, bonding, insurance, or similar facilities described under this clause 13 shall be provided by Export Development Canada and/or one or more of its affiliates in an aggregate stated or equivalent amount not to exceed C$15,000,000;

(14)
the incurrence by the Issuer or any of its Material Subsidiaries of Debt (a) in respect of workers’ compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, bankers’ acceptances, performance, completion and surety and appeal bonds and completion guarantees and similar obligations in the ordinary course of business, (b) in respect of performance bonds, bank guarantees or similar obligations for or in connection with pledges, deposits or payments made or given in relation to such performance bonds, bank guarantees or similar instruments in the ordinary course of business in connection with or to secure statutory, regulatory or similar obligations, including obligations under health, safety, reclamation or other environmental obligations or in relation to infrastructure arrangements owned or provided to or applied by the Issuer or any of its Material Subsidiaries, and (c) arising from guarantees to suppliers, lessors, licensees, contractors, franchises or customers of obligations (other than Debt) incurred in the ordinary course of business;

(15)	[Reserved];

(16)	the incurrence of Debt under any Cash Management Arrangement;

(17)
the incurrence of Permitted Junior Debt; provided that, other than in respect of any such Permitted Junior Debt that constitutes Permitted Refinancing Debt incurred under clause (5) above, upon giving pro forma effect to the incurrence of such Debt and any other Debt incurred on or prior to such date, (i) the Issuer shall be in pro forma compliance with the financial covenant set forth in Section 10.3 (determined assuming that each required testing level under Section 10.3 is set a half turn inside such testing level for purposes of this clause (17)) determined as of the last day of the most recently ended period of four consecutive Fiscal Quarters for which financial statements have been delivered (or were required to be delivered) to the Agent and (ii) the Issuer shall be in pro forma compliance with a Consolidated Total Senior Debt to Consolidated EBITDA Ratio of not more than (a) 5.5 to 1.00 for each Fiscal Quarter from the Funding Date until (and including) the Fiscal Year ended December 31, 2020; (ii) 5.0 to 1.0 for each Fiscal Quarter in Fiscal Year ended December 31, 2021; and (iii) 4.5 to 1.0 as of the end of each Fiscal Quarter thereafter, in each case, determined as of the last day of the most recently ended period of four consecutive Fiscal Quarters for which financial statements have been delivered (or were required to be delivered) to the Agent; and

(18)
in addition to the Debt permitted by clauses (1) through (17) above or the proviso to Section 10.2(a), the incurrence by the Issuer or any Material Subsidiary of Debt or the issuance of Disqualified Stock by the Issuer or preferred stock of a Material Subsidiary in an aggregate principal amount or accreted value, as applicable (or liquidation preference in the case of Disqualified Stock or preferred stock) that, when taken together with all other Debt of the Issuer and its Material Subsidiaries outstanding on the date of such incurrence and any

Permitted Refinancing Debt incurred to extend, renew, refund, refinance, replace, defease, discharge or otherwise retire for value any Debt incurred pursuant to this clause (18) does not exceed $20,000,000 in the aggregate at any time; provided any such Debt permitted by this clause (18) in the form of a Credit Facility must constitute Permitted Junior Debt or Permitted Unsecured Debt and any such Debt that is secured must constitute Permitted Junior Debt.
The Issuer will not incur, and will not permit any Material Subsidiary to incur, any Debt (including Permitted Debt) that is contractually subordinated in right of payment to any other Debt of the Issuer or such Material Subsidiary unless such Debt is also contractually subordinated in right of payment to the Notes and the applicable Guarantee, on substantially identical terms; provided, however, that no Debt will be deemed to be contractually subordinated in right of payment to any other Debt of the Issuer solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis or by having a later maturity date.
For purposes of determining compliance with Section 10.2(a), in the event that an item of proposed Debt, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (18) of this definition, or is entitled to be incurred or issued pursuant to the proviso to Section 10.2(a), the Issuer will be permitted to divide and classify such item, in whole or in part, on the date of its incurrence or issuance, or later divide and reclassify all or a portion of such item, in any manner that complies with Section 10.2(a); provided, however, that all Debt outstanding under the Bank Facility shall be deemed incurred under clause (1) of the second paragraph of this definition and may not be reclassified at any time. The accrual of interest or dividends, the accretion or amortization of original issue discount, the payment of interest on any Debt in the form of additional Debt with the same terms, the reclassification of preferred stock as Debt due to a change in accounting principles, fluctuations in the termination value of Hedging Obligations and the payment of dividends on Disqualified Stock or preferred stock in the form of additional Disqualified Stock or preferred stock of the same class will be deemed not to be an incurrence of Debt or an issuance of Disqualified Stock or preferred stock for purposes of Section 10.2(a); provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of the Issuer as accrued. The amount of any Debt outstanding as of any date shall be (a) the accreted value thereof in the case of any Debt issued with original issue discount and (b) the principal amount thereof, in the case of any other Debt. The amount of any preferred stock outstanding as of any date shall be (a) if other than Disqualified Stock, the greater of its voluntary or involuntary liquidation preference and its maximum fixed redemption price or repurchase price or (b) if Disqualified Stock, as specified in the definition thereof. If obligations in respect of letters of credit are incurred pursuant to a Credit Facility and are being treated as incurred pursuant to clause (1) of the second paragraph of this definition and the letters of credit relate to other Debt, then such other Debt shall not be included.
For purposes of determining compliance with any Canadian dollar-denominated restriction on the incurrence of Debt, the Canadian dollar-equivalent principal amount of Debt denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Debt was incurred, in the case of term Debt, or first committed, in the case of revolving credit Debt; provided that if such Debt is incurred to refinance other Debt denominated in a foreign currency, and such refinancing would cause the applicable Canadian dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Canadian dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount (or accreted value or, in the case of Disqualified Stock or preferred stock, liquidation preference, as applicable) of such refinancing Debt does not exceed the principal amount of such Debt being refinanced (plus all accrued interest or accrued dividends on the Debt, Disqualified Stock or preferred stock being refinanced and the amount of all fees and expenses, including premiums, incurred in connection therewith). Notwithstanding any other provision of Section 10.2(a), the maximum amount of Debt that the Issuer or any Material Subsidiary may incur pursuant to Section 10.2(a) shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Permitted Refinancing Debt incurred to refinance other Debt, if incurred in a different currency from the Debt being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Debt is denominated that is in effect on the date of such refinancing;
“Permitted Investments” means:

(1)
any Investment in the Issuer or in a Material Subsidiary; provided, that, as a condition thereto, (i) such Material Subsidiary is a Guarantor and (ii) the Issuer and any Material Subsidiary have taken all such actions to maintain the Agent’s perfected second priority Lien on the property subject to such Investment;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by the Issuer or any Material Subsidiary in a Person, if as a result of such Investment:

(a)
such Person becomes a Material Subsidiary; provided, that, as a condition thereto, (i) such Material Subsidiary is a Guarantor and (ii) the Issuer and such Material Subsidiary have taken all such actions to maintain the Agent’s perfected second priority Lien on the property subject to such Investment; or

(b)
such Person is merged, amalgamated, arranged or consolidated with or into, or transfers or conveys substantially all of its properties or assets to, or is liquidated into, the Issuer or a Material Subsidiary; provided, that, as a condition thereto, (i) such Material Subsidiary is a Guarantor and (ii) the Issuer and any Material Subsidiary have taken all such actions to maintain the Agent’s perfected second priority Lien on the property subject to such Investment;

(4)
any Investment made as a result of the receipt of non-cash consideration from an Asset Sale or, other disposition that was made pursuant to and in compliance with, or not in violation of Section 10.2(c) of this Agreement;

(5)
any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Issuer or any Material Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (b) bona fide litigation, arbitration or other disputes with any Person;

(6)	Investments represented by Hedging Obligations;

(7)
advances to or reimbursements of employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business, in each case to the extent they constitute Investments;

(8)	loans or advances to employees, officers and directors in the ordinary course of business and consistent with past practice, in each case to the extent they constitute Investments;

(9)	advances and prepayments for asset purchases in the ordinary course of business in the Oil and Gas Business;

(10)
receivables owing to the Issuer or any Material Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Issuer or any such Material Subsidiary deems reasonable under the circumstances, and any Investment acquired by the Issuer and its Material Subsidiaries in exchange for any other Investment or accounts receivable held by the Issuer or any such Material Subsidiary in connection with or as a result of a bankruptcy, insolvency, workout, reorganization or recapitalization of a Person or the good faith settlement, compromise or resolution of delinquent obligations of a Person;

(11)
deposits, bid bonds, surety and performance bonds and workers’ compensation, utility, lease, tax, performance and similar deposits, negotiable instruments held for collection, endorsements for collection or deposit and prepaid expenses, in each case, arising in the ordinary course of business;

(12)
guarantees by the Issuer or any Material Subsidiary of operating leases (other than Capital Lease Obligations) or of other obligations that do not constitute Debt, in each case entered into by the Issuer or any such Material Subsidiary in the ordinary course of business;

(13)
Investments held by a Person at the time such Person becomes a Material Subsidiary or is merged, arranged, consolidated or amalgamated with or into, or transfers or otherwise disposes of all or substantially all of its properties or assets to, the Issuer or a Material Subsidiary in accordance with Section 10.2(d) to the extent that such Investments were not made in contemplation of or in connection with such Person becoming a Material Subsidiary or such acquisition, merger, arrangement, amalgamation, consolidation, transfer or other disposition and were in existence on, as applicable, the date such Person became a Material Subsidiary or the date of such acquisition, merger, amalgamation, consolidation, transfer or other disposition;

(14)	Permitted Business Investments;

(15)	Investments received as a result of a foreclosure by the Issuer or any Material Subsidiary with respect to any secured Investment in default;

(16)	[Reserved];

(17)
Investments existing on the Funding Date, and any extension, modification or renewal of any such Investments existing on the Funding Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases of such Investments (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investments as in effect on the Funding Date);

(18)	guarantees otherwise permitted by the terms of this Agreement;

(19)	[Reserved];

(20)
investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(21)	lease deposits and other similar deposits in the ordinary course of business;

(22)
so long as there is no Event of Default, Permitted Joint Venture Investments and Joint Marketing Arrangements entered into by the Issuer and its Material Subsidiaries in an aggregate amount (measured on the date on which each such Investment was made and without giving effect to subsequent changes in value) that, when taken together with all other Investments pursuant to this clause, do not exceed $10,000,000 at any time outstanding; and

(23)
so long as there is no Event of Default, other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (23) that are at the time outstanding not to exceed $10,000,000 in the aggregate at any time; provided, however, that if any Investment pursuant to this clause (23) is made in a Person that is an Unrestricted Subsidiary of the Issuer at the date of the making of such Investment and such Person becomes a Material Subsidiary of the Issuer after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (23) for so long as such Person continues to be a Material Subsidiary;

“Permitted Joint Venture Investment” means, in relation to the Issuer or any of its Material Subsidiaries, an Investment by the Issuer or such Material Subsidiary in any other Person engaged in the Oil and Gas Business or in specified Oil and Gas Properties or Midstream Properties (1) over which the Issuer or such Material Subsidiary is responsible (either directly or through a services agreement) for day-to-day operations or otherwise has operational and managerial control of such other Person or over such Oil and Gas Properties or Midstream Properties underlying such Investment, or veto power over significant management decisions affecting such other Person or such underlying Oil and Gas Properties or Midstream Properties, and (2) of which at least 30% of the outstanding Equity Interests of such other Person are at the time owned directly or indirectly by the Issuer or such Material Subsidiary;
“Permitted Junior Debt” means secured Debt incurred by the Issuer and/or any Material Subsidiary in the form of one or more series of third lien (or more junior than third lien) secured notes that is permitted to be incurred under the definition of Permitted Debt; provided that (a) such Debt is secured by the Collateral on a third (or more junior than third) priority basis to the liens securing the Obligations and is not secured by any property or assets of the Issuer or any Material Subsidiary other than the Collateral, (b) such Debt is subject to the Intercreditor Agreement in all respects, (c) the agent or trustee, as applicable, acting on behalf of the holders of such Debt shall have become party to the provisions of the Intercreditor Agreement as a “Third Priority Representative” or equivalent term to be defined in the Intercreditor Agreement) thereunder and (d) such Debt satisfies the Permitted Other Debt Conditions;
“Permitted Liens” means, with respect to any Person:

(1)	Liens securing Debt and other Obligations incurred under the Bank Facility pursuant to clause (1) of the definition of “Permitted Debt”, subject to the Intercreditor Agreement;

(2)
Liens on any assets or property to secure (a) Debt (including Capital Lease Obligations) permitted by clause (4) of the definition of “Permitted Debt” provided that such Liens are created within 180 days of the purchase, design, construction, installation, improvement, deployment, refurbishment or modification of such assets or property and do not encumber any other assets or property of the Issuer or any Material Subsidiary other than such assets or property and assets affixed or appurtenant thereto (including improvements), and (b) any interest or title of a lessor under a Capital Lease Obligation or an operating lease;

(3)
Liens incurred or pledges or deposits by such Person under workers’ compensation laws, unemployment insurance laws, social security and employee health and disability benefits laws or similar legislation, or casualty or liability insurance or self-insurance including any Lien securing letters of credit, letters of guarantee or bankers’ acceptances issued in the ordinary course of business in connection therewith, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or Government Securities to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent or other obligations, in each case incurred in the ordinary course of business;

(4)
landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, operators’ or similar Liens arising by statute or common law in the ordinary course of business and with respect to amounts which are not yet delinquent or are being contested in good faith by appropriate proceedings;

(5)
Liens for (i) taxes, assessments or other governmental charges or claims which are not yet overdue for a period of more than thirty (30) days or that are being contested in good faith by appropriate proceedings; provided appropriate reserves have been made in respect thereof to the extent required pursuant to GAAP or, (ii) property taxes on property that any Note Party or one of its Material Subsidiaries had decided to abandon, so long as such abandonment is permitted under this Agreement, if the sole recourse for such tax, assessment, charge or claim is to such property;

(6)
Liens in favor of the issuers of surety or performance bonds or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business, Liens over cash collateral provided in connection with any performance bonds issued to any government department or regulatory authority or similar party in accordance with any laws, regulations or conditions applying to any real property, mining tenements, permits, licenses or rights held by the Issuer or any Material Subsidiary or other obligations of a like nature incurred in the ordinary course of business, or Liens or deposits to secure the performance of statutory or regulatory obligations, surety or appeal bonds, performance or indemnity bonds, supply bonds, construction bonds, warranty and contractual requirements;

(7)
encumbrances, easements or reservations of, servitudes, or rights of others for, licenses, rights of way, sewers, gas and water mains, pipelines, electric or other power lines, telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person (including any such Liens incidental to pipelines and pipeline facilities) or to the ownership of its properties which do not either alone or in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(8)
leases and subleases of real property (excluding Oil and Gas Properties) which do not materially interfere with the ordinary conduct of the business of the Issuer and its Material Subsidiaries, taken as a whole;

(9)	any attachment or judgment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation;

(10)
Liens arising solely by virtue of any statutory or common law provisions relating to bankers’ Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained or deposited with a depositary institution;

(11)	[Reserved];

(12)	Liens existing on the Funding Date;

(13)
Liens on property at the time the Issuer or a Material Subsidiary acquired the property, including any acquisition by means of a merger, amalgamation, arrangement or consolidation with or into the Issuer or a Material Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Issuer or any Material Subsidiary other than those of the Person merged, amalgamated, arranged or consolidated with or into the Issuer or such Material Subsidiary (other than accessions thereto and improvements thereon);

(14)
Liens on property or Capital Stock of a Person at the time such Person becomes a Material Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Material Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Issuer or any Material Subsidiary (other than accessions thereto and improvements thereon);

(15)	Liens securing Debt or other obligations of the Issuer or a Material Subsidiary owing to the Issuer or a Material Subsidiary;

(16)	Liens securing the Notes, the Guarantees and other obligations arising under this Agreement;

(17)
Liens securing Permitted Refinancing Debt of the Issuer or a Material Subsidiary incurred to refinance Debt of the Issuer or a Material Subsidiary that was previously so secured; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Debt being refinanced or is in respect of property or assets that is the security for a Permitted Lien hereunder;

(18)	Liens in respect of Production Payments and Reserve Sales;

(19)	[Reserved];

(20)
Liens arising under joint venture agreements, partnership agreements, oil and gas leases or subleases, assignments, purchase and sale agreements, division orders, contracts for the sale, purchasing, processing, transportation or exchange of oil or natural gas, unitization and pooling declarations and agreements, development agreements, area of mutual interest agreements, licenses, sublicenses, net profits interests, participation agreements, Farm-Out Agreements, Farm-In Agreements, carried working interest, joint operating, unitization, royalty, sales and similar agreements relating to the exploration, development or operation of, or production from, oil and gas properties entered into in the ordinary course of business in the Oil and Gas Business;

(21)	Liens reserved in oil and gas mineral leases for bonus, royalty or rental payments and for compliance with the terms of such leases;

(22)
Liens on, or related to, properties or assets to secure all or part of the costs incurred in the ordinary course of the Oil and Gas Business for exploration, drilling, development, production, processing, transportation, marketing, storage, disposal, abandonment or operation;

(23)
Liens in favor of trustees, agents and representatives arising under instruments governing Debt permitted to be incurred under this Agreement, provided that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of the Debt;

(24)	Liens securing any Hedging Obligations of the Issuer or any of its Material Subsidiaries;

(25)	Liens on property securing a defeasance trust;

(26)
Liens securing any insurance premium financing under customary terms and conditions; provided that no such Lien extends to or covers any assets or property other than the insurance being acquired with such financing, the proceeds thereof and any unearned or refunded insurance premiums relating thereto;

(27)
Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or commercial letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or goods;

(28)
Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary or any joint venture owned by the Issuer or any Material Subsidiary to the extent securing Non-Recourse Debt of such Unrestricted Subsidiary or joint venture;

(29)
survey exceptions, easements or reservations of, or rights of others for or pursuant to leases, licenses, rights-of-way, air or water rights, sewers, electric lines, telephone lines and other utility lines, pipelines, service, lines, railroad lines, improvements and structures located on, over or under any property, drains, drainage ditches, culverts, electric power or gas generating or co-generation, storage and transmission facilities and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Debt and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; and covenants restricting or prohibiting access to or from real property abutting on controlled access highways, which covenants do not adversely impair in any material respect the use of the real property concerned in the operation of the business conducted on such real property;

(30)
Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Issuer or any Material Subsidiary thereof on deposit with or in possession of such bank;

(31)	any option, contract or other agreement to sell an asset; provided that such sale is not otherwise prohibited under this Agreement;

(32)	any netting or set-off arrangement entered into by the Issuer or any Material Subsidiary in the ordinary course of business for the purpose of netting debit and credit balances;

(33)
any conditional sale, title retention, consignment or similar arrangements entered into by the Issuer or any of its Material Subsidiaries in the ordinary course of business on the supplier’s usual terms of sale;

(34)	Liens securing Debt under Cash Management Arrangements;

(35)
Liens encumbering customary initial deposits and margin deposits and similar encumbrances attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business;

(36)
customary Liens in favor of Export Development Canada and/or one or more of its affiliates consisting of cash collateral and other customary collateral securing Permitted Debt of the type described in clause (13) of the definition thereof; provided that the amount of cash collateral securing such obligations does not exceed 105% of the maximum credit exposure under such Permitted Debt;

(37)
Junior Liens securing Permitted Junior Debt permitted to be incurred under clauses (5) (to the extent provided for in clause (4) of the definition of Permitted Refinancing Debt), (17) and (18) of the definition of Permitted Debt; and

(38)
other Liens securing Debt that, at the time such Debt is incurred, does not exceed in aggregate principal amount (or accreted value, as appropriate), taken together with all other then outstanding Debt secured by Liens incurred under this clause (38), $20,000,000 in the aggregate at any time; provided such Liens under this clause (38) (i) shall not secure Debt for borrowed money unless such Debt constitutes Permitted Junior Debt and (ii) shall be junior in priority to any of the Liens held by the Agent for the benefit of the Holders unless such Lien and priority arise as a matter of applicable law and not by contract or otherwise consensually;

“Permitted Other Debt Conditions” means, with respect to Permitted Refinancing Debt described under clause (4) of the definition thereof, Permitted Junior Debt or Permitted Unsecured Debt that such Debt (a) does not mature or have scheduled amortization payments of principal or payments of principal and is not subject to mandatory redemption, repurchase, prepayment or sinking fund obligations (except customary asset sale or change of control provisions), in each case until 91 days after the Latest Maturity Date at the time such Debt is incurred, (b) is not at any time guaranteed by any Material Subsidiaries other than Material Subsidiaries that are Guarantors (c) to the extent secured, the security agreements relating to such Debt are substantially the same as or more favorable to the Note Parties than the Security Documents (with such other differences as are reasonably satisfactory to the Majority Holders), (d) shall not contain any financial maintenance covenant, other than a total secured debt to EBITDA ratio, defined in substantially the same manner as the term Consolidated

Senior Debt to Consolidated EBITDA Ratio hereunder, set at levels cushioned at least one turn of Consolidated EBITDA outside the corresponding levels provided under Section 10.3, (e) shall not contain any events of default that, taken as a whole, are more restrictive or onerous with respect to the Issuer and its Material Subsidiaries than any event of default in this Agreement, unless this Agreement is validly amended substantially contemporaneously with the issuance or incurrence of such Debt (or occurrence of such other event, such as an exchange or conversion, that causes such Debt to become outstanding) to include such applicable and more restrictive or onerous events of default (or if materially more restrictive, the Holders receive the benefit of the more restrictive terms which, for the avoidance of doubt, may be provided to the Holders without consent), (f) shall not contain any covenants (other than a financial maintenance covenant, which are addressed in clause (d) above) that, taken as a whole, are more onerous or restrictive with respect to the Issuer and the Material Subsidiaries than the covenants in this Agreement, unless this Agreement is validly amended substantially contemporaneously with the issuance or incurrence of such Debt (or occurrence of such other event, such as an exchange or conversion, that causes such Debt to become outstanding) to include such applicable and more restrictive or onerous covenants (or if materially more restrictive, the Holders receive the benefit of the more restrictive terms which, for the avoidance of doubt, may be provided to the Holders without consent), (g) shall not contain restrictions on the ability of the Issuer or any of its Material Subsidiaries to guarantee the Obligations or to pledge assets as collateral security for the Obligations, (h) shall not contain any prohibition on the prior repayment of any Obligations, (i) any cash interest payable on such Debt shall not exceed 9.5% per annum (excluding any paid in kind interest), (j) shall only provide for cross payment defaults or cross acceleration defaults related to this Agreement and (k) shall only contain customary call protection rights that are “market” for such instruments;
“Permitted Refinancing Debt” means any Debt of the Issuer or any Material Subsidiary, any Disqualified Stock of the Issuer or any preferred stock of any Material Subsidiary (1) issued in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease, discharge or otherwise retire for value, in whole or in part, or (2) constituting an amendment, modification or supplement to or a deferral or renewal of ((1) and (2) above, collectively, a “Refinancing,” and the term “Refinanced” has a corresponding meaning), any other Debt of the Issuer or any Material Subsidiary (other than intercompany Debt), any Disqualified Stock of the Issuer or any preferred stock of a Material Subsidiary in a principal amount or, in the case of Disqualified Stock of the Issuer or preferred stock of a Material Subsidiary, liquidation preference, not to exceed (after deduction of reasonable and customary fees and expenses incurred in connection with the Refinancing) the sum of:

(a)	the lesser of:

(i)	the principal amount or, in the case of Disqualified Stock or preferred stock, liquidation preference, of the Debt, Disqualified Stock or preferred stock so Refinanced, and

(ii)	if the Debt being Refinanced was issued with any original issue discount, the accreted value of such Debt (as determined in accordance with GAAP) at the time of such Refinancing; plus

(b)	all accrued interest or dividends on the Debt, Disqualified Stock or preferred stock and the amount of all fees and expenses, including premiums, incurred in connection therewith.

Notwithstanding the preceding, no Debt, Disqualified Stock or preferred stock will be deemed to be Permitted Refinancing Debt, unless:

(1)
such Debt, Disqualified Stock or preferred stock has a final maturity date or redemption date, as applicable, no earlier than 91 days after the Latest Maturity Date and has a Weighted Average Life to Maturity at the time such Permitted Refinancing Debt is incurred that is equal to or greater than 91 days after the Weighted Average Life to Maturity of the Notes;

(2)
if the Debt, Disqualified Stock or preferred stock being Refinanced is contractually subordinated or otherwise junior in right of payment to the Notes or the Guarantees, such Debt, Disqualified Stock or preferred stock is contractually subordinated or otherwise junior in right of payment to, the Notes or the Guarantees, as applicable, on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Debt, Disqualified Stock or preferred stock being Refinanced at the time of the Refinancing;

(3)
such Debt or Disqualified Stock is incurred or issued by the Issuer or such Debt or preferred stock is incurred or issued by the Material Subsidiary, in each case that is the obligor on the Debt being Refinanced or the issuer of the Disqualified Stock or preferred stock being Refinanced; provided that a Material Subsidiary that is also a Guarantor may guarantee Permitted Refinancing Debt incurred by the Issuer, regardless of whether such Material Subsidiary was an obligor or guarantor of the Debt being Refinanced; and

(4)
to the extent such Debt is incurred to Refinance any of the Existing Senior Unsecured Notes, Permitted Junior Debt or Unsecured Debt, such new Debt constitutes Permitted Junior Debt or Permitted Unsecured Debt.

“Permitted Unsecured Debt” means any Debt incurred by the Issuer or a Material Subsidiary which is not secured by a Lien on any property of the Issuer or any Material Subsidiary that is permitted to be incurred under the definition of Permitted Debt; provided that such Debt satisfies the Permitted Other Debt Conditions;
“Person” means an individual, a partnership, a corporation, a company, a trust, an unincorporated organization, a union, a government or any department or agency thereof (collectively an “entity”) and the heirs, executors, administrators, successors, or other legal representatives, as the case may be, of such entity;
“Peruvian Subsidiary” means True Energy Peru S.A.C., a corporation subsisting under the laws of Peru;
“Petroleum Substances” means petroleum, bitumen, natural gas, coal bed methane, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing;
“Pro Rata Basis” means at any time in proportion to the respective Notes of each Holder at such time;
“Pro Rata Share” means, as to any Holder, with respect to:

(a)	Section 2.1, the percentage obtained by dividing (i) the Commitments of that Holder by (ii) the aggregate Commitments of all the Holders; and

(b)	all payments, computations and other matters relating to the Notes of any Holder, the percentage obtained by dividing (i) the Exposure of that Holder by (ii) the Total Exposure;
“Production Payments” means Dollar-Denominated Production Payments and Volumetric Production Payments, collectively;
“Production Payments and Reserve Sales” means the grant or transfer by the Issuer or a Material Subsidiary of the Issuer to any Person of a royalty, overriding royalty, net profits interest, Production Payment, partnership or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to the Issuer or a Material Subsidiary of the Issuer;
“Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Cash, securities, accounts and contract rights.
“Proved Developed Non-Producing Reserves attributed thereto in the COGE Handbook;
“Proved Developed Producing Reserves” has the meaning attributed thereto in the COGE Handbook;
“Proved Reserves” has the meaning attributed thereto in the COGE Handbook;
“Proved Undeveloped Reserves” has the meaning attributed thereto in the COGE Handbook;
“Purchase Date” means the date on which a Note Purchase occurs;
“P&NG Rights” means all of the right, title, estate and interest, whether contingent or absolute, legal or beneficial, present or future, vested or not, and whether or not an “interest in land”, of the Issuer or any Material Subsidiary at such time in and to any, or such as are stipulated, of the following, by whatever name the same are known:

(a)
rights to explore for, drill for, produce, take, save or market Petroleum Substances from or allocated to the Issuer’s or any Material Subsidiary’s lands or lands with which the same have been pooled, unitized or otherwise combined;

(b)
rights to a share of the production of Petroleum Substances from or allocated to the Issuer’s or any Material Subsidiary’s lands or lands with which the same have been pooled, unitized or otherwise combined;

(c)
rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances from or allocated to the Issuer’s or any Material Subsidiary’s lands or lands with which the same have been pooled, unitized or otherwise combined;

(d)	rights of the Issuer’s or any Material Subsidiary’s in lands or documents of title related thereto, including leases, subleases, licenses, permits, reservations, rights and privileges;

(e)	rights to acquire any of the above rights described in paragraphs (a) through (d) of this definition; and

(f)
includes interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests and other economic interests;

“Production Payment Transaction” means the sale (including any forward sale) or other transfer of petroleum or natural gas substances, chemicals, minerals or other products of the Issuer or a Subsidiary, whether in place or when produced from specified land, for a period of time until, or for an amount such that, the purchaser will receive a specified amount of money (however determined, including by reference to interest rates or other factors which may not be fixed) or a specified amount of such products with the result that the Issuer or a Subsidiary will have a continuing obligation to deliver such products without being entitled to receive payment for same at or after delivery;
“Purchase Money Obligation” means any secured Debt of the Issuer or any Material Subsidiary created or assumed to finance any part of the purchase price of real or tangible personal property, and including any extensions, renewals or refunding of any such Debt, provided that the principal amount of such Debt outstanding on the date of such extension, renewal or refunding is not increased; further provided that the Lien given in respect of such Debt shall not extend to any property other than the property acquired in connection with which such Debt was created or assumed, any proceeds thereof and fixed improvements, if any, erected or constructed thereon;
“Qualified Institutional Buyer” has the meaning specified in Section 19.6;
“Quarterly Date” mean the last Business Day of each Fiscal Quarter of the Issuer and if such day is not a Business Day, then the next succeeding Business Day;
“Qualified Public Offering” means an underwritten primary public offering of the common stock of the Issuer or any Person that owns, directly or indirectly, 100% of the issued and outstanding Capital Stock of the Issuer (provided the net proceeds thereof are received by the Issuer) (a) pursuant to (i) a prospectus filed under applicable Canadian securities laws or (ii) an effective registration statement filed with the SEC in accordance with the Securities Act, in each case whether alone or in conjunction with a secondary public offering, and (b) resulting in gross proceeds of at least $75,000,000;
“RBL Availability” means the ratio expressed as a percentage of (a) the unused portion of the Total Commitments (as defined in the Senior Credit Agreement) to (b) the Total Commitments (as defined in the Senior Credit Agreement);
“Register” has the meaning specified in Section 2.4(b);
“Reinvestment Yield” means, with respect to the Called Principal of any New Money Note, 50 basis points (one-half of one percent) over the yield to maturity implied by (a) the yields reported as of 10:00 a.m. (New York, New York time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page PX1” (or such other display as may replace Page PX1 on Bloomberg) or, if Page PX1 (or its successor screen on Bloomberg) is unavailable, the Telerate Access Service screen which corresponds most closely to Page PX1 for the most recently issued actively traded U.S. Treasury securities having a maturity equal to the Remaining Life of such Called Principal as of such Settlement Date, or (b) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable (including by way of interpolation), the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the Remaining Life of such Called Principal as of such Settlement Date. Such implied yield will be determined, if necessary, by (i) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (ii) interpolating linearly between (A) the actively traded U.S. Treasury security with the maturity closest to and greater than such Remaining Life and (B) the actively traded U.S. Treasury security with the maturity closest to and less than such Remaining Life. The Reinvestment Yield shall be rounded to two decimal places;
“Related Fund” means, with respect to any Holder that is an investment fund, any other investment fund that is managed, advised or sub-advised by the same investment advisor as such Holder or by an Affiliate of such investment advisor. Related Fund shall, with respect to any Holder, also include any swap, special purpose vehicles purchasing or acquiring security interests in collateralized loan obligations of such Holder or any other vehicle through which such Holder’s investment advisors may leverage its investments from time to time;
“Related Party” means any person which is any one or more of the following:

(a)	an Affiliate of the Issuer or any Subsidiary thereof;

(b)
a unitholder, shareholder or partner of the Issuer or any Subsidiary which, together with all Affiliates of such person, owns or controls, directly or indirectly, more than 10% of the units, shares, capital or other ownership interests (however designated) of the Issuer or any Subsidiary, or an Affiliate of any such unitholder, shareholder or partner;

(c)	an officer, director or trustee of any of the foregoing; and

(d)	a person which does not deal at arm’s length (within the meaning of the ITA) with the Issuer and its Subsidiaries;
“Release” means any release, seepage, spill, emission, leak, escape, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping or migration into the environment including the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands or sub-surface strata;
“Remaining Life” means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the Make-Whole Expiry Date with respect to such Called Principal;
“Remaining Scheduled Payments” means, with respect to the Called Principal of any New Money Note, all payments of interest in respect of such Called Principal that would be due after the Settlement Date through the Make-Whole Expiry Date with respect to such Called Principal if no payment of such Called Principal were made (assuming for such purpose that the Maturity Date is the Latest Maturity Date);
“Remedial Work” means any assessment, evaluation, investigation, monitoring, containment, cleanup, removal, repair, restoration, remediation or other remedial obligations;
“Reimbursement Letter” means that Expense Reimbursement Letter dated July 12, 2018 among the Issuer and [Redacted];

“Repayment Fee” has the meaning specified in Section 6.4(g);
“Replaced Holders” has the meaning specified in Section 12.4;
“Restricted Investment” means any Investment other than a Permitted Investment;
“Restricted Payments” has the meaning specified in Section 10.2(b), clauses (1) through (4) of this Agreement;
“Sale and Lease-Back Transaction” means an arrangement under which title to any property or asset is transferred by a Person (the “transferor”) to another Person which leases or otherwise grants the right to use such property or asset to the transferor;
“Sanctioned Country” means, at any time, a country, region or territory which is itself the subject or target of any Sanctions (as of the Funding Date, including, but not limited to, Crimea, Cuba, Iran, North Korea and Syria);
“Sanctioned Person” means:

(a)	a person that is designated under, listed on, or owned or controlled by a person designated under or listed on, or acting on behalf of a person designated under or listed on, any Sanctions List;

(b)
a person that is located in, resident of, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a person located in or organized under the laws of a country or territory that is the target of country-wide or territory-wide Sanctions;

(c)
a person that is otherwise a target of Sanctions (“target of Sanctions” signifying a person with whom a person or other national of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities); or

(d)	any other person to which one or more Holders would not be permitted to make a loan, or provide funding, in accordance with the Sanctions, or otherwise deal with pursuant to the Sanctions;
“Sanctions” means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by any Sanctions Authority, including but not limited to any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Criminal Code (Canada), the Freezing of Assets of Corrupt Foreign Officials Act (Canada), the Executive Order, the U.S. Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the U.S. Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.), the USA Patriot Act of 2001, the U.S. International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), the U.S. United Nations Participation Act, the U.S. Syria Accountability and Lebanese Sovereignty Act, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the Iran Sanctions Act (United States), or any of the foreign assets control regulations of the U.S. Department of the Treasury (including but not limited to 31 CFR, Subtitle B, Chapter V) or any other law or executive order relating thereto or regulation administered by OFAC;
“Sanctions Authority” means any of: (a) the Canadian government; (b) the United States government; (c) the United Nations; (d) the European Union; (e) the United Kingdom; or (f) the respective governmental institutions, departments and agencies of any of the foregoing, including Global Affairs Canada, Trade and Development Canada, Public Safety Canada, OFAC, the United States Department of State, and Her Majesty’s Treasury of the United Kingdom; “Sanctions Authorities” means all of the foregoing Sanctions Authorities, collectively;
“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list maintained by OFAC, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by Her Majesty’s Treasury of the United Kingdom, or any substantially similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities;
“Second Repayment Step-Down Date” has the meaning specified in Section 6.4(g);
“Secured Parties” means, collectively, the Agent, each Holder, each Indemnified Party, each other Agent, and any other Person owed Obligations and “Secured Party” means any of them individually;
“Securities Act” means the Securities Act of 1933;
“Security Documents” and “Security” means the documents described in Section 7.1 and any other documents which may be given to or held by the Agent or the Holders from time to time to secure repayment of any or all of the Obligations, as such documents may be supplemented, amended or replaced from time to time;
“Senior Administrative Agent” means National Bank of Canada as “Administrative Agent” under the Senior Credit Agreement (or any successor thereto appointed pursuant to Section 14.10 of the Senior Credit Agreement) or any administrative agent, collateral agent, or their successors in such capacities under the Bank Facility;
“Senior Collateral Documents” means the “Security Documents” as defined in the Senior Credit Agreement or any functionally equivalent term in the Bank Facility;
“Senior Credit Agreement” means the Amended and Restated Credit Agreement dated as of May 9, 2017, among the Issuer, the financial institutions named therein or party thereto from time to time, and National Bank of Canada, as administrative agent, as further amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or administrative agent or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or Agreement extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Debt under such agreement or agreements or Agreement or Agreements or any successor or replacement agreement or agreements or Agreement or Agreements or increasing the amount loaned or issued thereunder or altering the maturity thereof, in each case, to the extent permitted hereunder and the Intercreditor Agreement and to the extent constituting at all times a Bank Facility permitted under clause (1) of the definition of Permitted Debt, clause (1) of the definition of Permitted Lien and Section 10.2(n);
“Senior Lender” means a “Lender” as defined in the Senior Credit Agreement or any functionally equivalent term under the Bank Facility;
“Settlement Date” means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be repaid pursuant to Section 2.2, Section 6.1 or Section 6.2 (or, in the case of an acceleration, the date of such acceleration) as the context requires;

“Shell Corporation” means a corporation without business operations, liabilities or assets in excess of $100,000;
“Specified Dispositions” means the asset disposition transactions identified on Schedule E;
“Specified Offer” has the meaning specified in Section 6.2(a);
“Spot Rate” means the exchange rate that is the applicable conversion of one currency into another currency, which is (a) the exchange rate reported by Bloomberg (or, if unavailable for any reason, the exchange rate reported by Bank of America, N.A.) as of the end of the preceding Business Day in the financial market for the first currency;
“Stated Maturity” means, with respect to any installment of interest or principal on any series of Debt, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Debt as of its issue date, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof;
“Subordinated Debt” means Debt of the Issuer or a Guarantor that is contractually subordinated in right of payment (by its terms or the terms of any document or instrument relating thereto), to the Notes or the Guarantee of such Guarantor, as applicable;
“Subsidiary” means, with respect to any Person, any corporation in which greater than 50% of its stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation have or might have voting power by reason of the happening of any contingency unless such contingency has occurred and then only for so long as it continues) as of the time is owned by the Person directly or indirectly through Subsidiaries; and any partnership, limited liability company, trust, association or other entity in which the Person directly or indirectly through Subsidiaries is either a general partner or has a greater than 50% equity interest at the time; provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “Subsidiary” or “Subsidiaries” shall be and shall be deemed to be references to Subsidiaries of the Issuer;
“Successor Agent” has the meaning specified in Section 15.10;
“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.;
“Taxes” means all present or future taxes of any nature and howsoever termed, including all license and documentation fees, income taxes, capital taxes, goods and services taxes, levies, fiscal charges, imposts, duties, fees, assessments, surcharges, withholdings, restrictions, conditions or other charges of whatever nature and however arising which are imposed, assessed, charged, levied, withheld, deducted, demanded or otherwise applied pursuant to applicable Laws by any Governmental Authority at any time, together with all interest thereon and penalties or similar liabilities with respect thereto, but excluding with respect to the Agent or any Holder any taxes imposed on its income, purchases, or capital and franchise taxes imposed on it by any taxation authority;
“Tax on the Overall Net Income” means any Tax imposed on or measured by net income (however denominated), franchise Taxes, Canadian federal or provincial capital Taxes and branch profits Taxes of the Holder (i) that is imposed as a result of such recipient being organized under the laws of, or having its principal office or, in the case of any Holder, its Applicable Office located in, the applicable jurisdiction imposing such Tax (or any political subdivision thereof), or (ii) that is imposed as a result of a present or former connection between such recipient and the jurisdiction imposing such Tax (other than connections arising solely from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, or engaged in any other transaction pursuant to or enforced any Note Documents or sold or assigned an interest in any Note or any Note Documents);
“Threshold Amount” means five percent (5%) of the then applicable Borrowing Base;
“Total Exposure” means the aggregate Exposure of all the Holders;
“TSX” means the Toronto Stock Exchange;
“UK Bribery Act” means the United Kingdom Bribery Act 2010, including any subordinate legislation thereunder;
“Unrestricted Subsidiary” means a Subsidiary that is not a Material Subsidiary;
“Unsecured Debt” means any Debt incurred by the Issuer or a Material Subsidiary which is not secured by a Lien on any property of the Issuer or any Subsidiary but excluding Debt owing by the Issuer or a Material Subsidiary to the Issuer or a Material Subsidiary;
“U.S. Dollars” and “U.S. $” means lawful money of the United States of America for the payment of public and private debts;
“Volumetric Production Payments” means production obligations recorded as deferred revenue in accordance with GAAP, together with all related undertakings and obligations;
“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of the Board of Directors of such Person;
“VWAP” means the volume weighted average trading price of the listed securities, calculated by dividing the total value by the total volume of securities traded for the relevant period, as calculated in accordance with applicable law, regulations, and exchange rules;
“Weighted Average Life to Maturity” means, when applied to any Debt, Disqualified Stock or preferred stock at any date, the number of years obtained by dividing:

(1)
the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal of such Debt, including payment at final maturity, or any similar payment with respect to such Disqualified Stock or preferred stock, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then-outstanding principal amount of such Debt or the amount of such Disqualified Stock or preferred stock;
“Write-Down and Conversion Powers” means with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the

Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.
1.2    Interpretation and Headings.

In this Agreement:

(a)	headings are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(b)	words importing the singular number include the plural and vice versa, and words importing gender include masculine, feminine and neuter;

(c)	any reference to “this Agreement” shall be a reference to this credit agreement as it may from time to time be amended, supplemented or otherwise modified in accordance with the provisions hereof;

(d)	references to “herein”, “hereunder” and similar expressions shall be a reference to this Agreement and not to any particular section;

(e)	unless otherwise noted, all references to “Section” refer to a section, subsection or paragraph of this Agreement, as the case may be;

(f)	unless otherwise noted, all references to “Schedule” refer to a Schedule to this Agreement; and

(g)
words and terms denoting inclusiveness (such as “include”, “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.3    GOVERNING LAW; JURISDICTION; CONSENT TO SERVICE OF PROCESS.

(a)
THIS AGREEMENT AND THE NOTES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK EXCEPT TO THE EXTENT THAT UNITED STATES FEDERAL LAW PERMITS ANY HOLDER TO CONTRACT FOR, CHARGE, RECEIVE, RESERVE OR TAKE INTEREST AT THE RATE ALLOWED BY THE LAWS OF THE STATE WHERE SUCH HOLDER IS LOCATED.

(b)
EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY: SUBMITS (AND THE ISSUER SHALL CAUSE EACH NOTE PARTY TO SUBMIT) FOR ITSELF AND ITS PROPERTY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND THE OTHER NOTE DOCUMENTS TO WHICH IT IS A PARTY, OR FOR RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT IN RESPECT THEREOF, TO THE EXCLUSIVE JURISDICTION OF THE STATE DISTRICT COURTS OF NEW YORK COUNTY, NEW YORK AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND APPELLATE COURTS FROM ANY THEREOF; PROVIDED, THAT NOTHING CONTAINED HEREIN OR IN ANY OTHER NOTE DOCUMENT WILL PREVENT ANY PARTY FROM BRINGING ANY ACTION TO ENFORCE ANY AWARD OR JUDGMENT

OR EXERCISE ANY RIGHT UNDER THE NOTE DOCUMENTS IN ANY OTHER FORUM IN WHICH JURISDICTION CAN BE ESTABLISHED. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN SUCH RESPECTIVE JURISDICTIONS.

(c)
EACH PARTY IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO IT AT THE ADDRESS SPECIFIED IN SECTION 18.5 OR SUCH OTHER ADDRESS AS IS SPECIFIED PURSUANT TO SECTION 18.5 (OR ITS ASSIGNMENT AGREEMENT), SUCH SERVICE TO BECOME EFFECTIVE THIRTY (30) DAYS AFTER SUCH MAILING. NOTHING HEREIN SHALL AFFECT THE RIGHT OF A PARTY OR ANY HOLDER OF A NOTE TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANOTHER PARTY IN ANY OTHER JURISDICTION.

(d)
EACH PARTY HEREBY (i) IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER NOTE DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN; (ii) IRREVOCABLY WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY SUCH LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, OR DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES; (iii) CERTIFIES THAT NO PARTY HERETO NOR ANY REPRESENTATIVE OR AGENT OF COUNSEL FOR ANY PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, OR IMPLIED THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS, AND (iv) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, THE NOTE DOCUMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 1.3.

1.4    Accounting Terms.

(a)	Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under GAAP applied consistently throughout the relevant period and relevant prior periods.

(b)
If there occurs a material change in generally accepted accounting principles, and such change would cause an amount required to be determined for the purposes of a financial term or calculation hereunder (a “Financial Calculation”) to be materially different than the amount that would be determined without giving effect to such change, the Issuer shall notify the Majority Holders and Agent of such change (an “Accounting Change”) and each Financial Calculation affected thereby. Such notice (an “Accounting Change Notice”) shall describe in reasonable detail the nature of the Accounting Change, its effect on the current and immediately prior year’s Financial Statements in accordance with GAAP, the Financial Calculations affected thereby and the nature and extent of such effect, and state whether the Issuer desires to revise the method of calculating one or more of the affected Financial Calculations (including the revision of any of the defined terms used in the determination of such Financial Calculations) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Calculations will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Calculations. The Accounting Change Notice shall be delivered to the Majority Holders and Agent within 45 days of the end of the Fiscal Quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth Fiscal Quarter or in respect of an entire Fiscal Year, within 90 days of the end of such period. Promptly after receipt from the Issuer of an Accounting Change Notice, the Agent shall deliver to each Holder a copy of such notice.
If, pursuant to the Accounting Change Notice, the Issuer does not indicate that it desires to revise the method of calculating one or more of the affected Financial Calculations, the Majority Holders may within 60 days of their receipt of the Accounting Change Notice notify the Agent that they wish to revise the method of calculating one or more of the affected Financial Calculations in the manner described above. If the Majority Holders so notify the Agent, the Agent shall promptly notify the Issuer.
If either the Issuer or the Majority Holders so indicate that they wish to revise the method of calculating one or more of the affected Financial Calculations, the Issuer and the Majority Holders shall in good faith attempt to agree on a revised method of calculating such Financial Calculations. If, however, within 30 days of the foregoing notice by the Issuer, Holders or the Agent of the desire to revise the method of calculating one or more of the affected Financial Calculations, the Issuer and the Majority Holders have not reached agreement in writing on such revised method of calculation, such method of calculation shall not be revised and all amounts to be determined in connection with such one or more of the affected Financial Calculations (and the associated method of calculation) shall be determined without giving effect to the Accounting Change. For greater certainty: (i) if no notice of a desire to revise the method of calculating the affected Financial Calculations in respect of an Accounting Change is given by either the Issuer or the Majority Holders within the applicable time period described above, the method of calculating the affected Financial Calculations shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the affected Financial Calculations shall be determined after giving effect to such Accounting Change; and (ii) if an Accounting Change Notice does not reference a particular Financial Calculation as being affected by the applicable Accounting Change, nothing herein shall prevent the Holders or the Agent from determining that Financial Calculation without giving effect to such Accounting Change.
If a Compliance Certificate is delivered in respect of a Fiscal Quarter or Fiscal Year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Calculations, and subsequently, as provided above, the method of calculating one or more of the Financial Calculations is revised in response to such Accounting Change, or the amounts to be determined pursuant to any of the Financial Calculations are to be determined without giving effect to such Accounting Change, the Issuer shall deliver a revised Compliance Certificate. Any Event of Default arising as a result of the

Accounting Change and which is cured by this Section 1.4(b) shall be deemed to be of no effect ab initio.
1.5    Currency and Time References.

(a)	Unless otherwise noted, all references to currency shall be deemed to refer to U.S. Dollars (including all monetary thresholds hereunder).

(b)	Unless otherwise noted, all references to time shall be deemed to refer to New York, New York local time.

(c)
The Issuer shall determine in good faith the Dollar equivalent amount of any utilization or other relevant measurement denominated in a currency other than Dollars for purposes of determining compliance with any basket, threshold, exception, or value under this Agreement or any other Note Document (each a “Basket”). For purposes of determining compliance with any Basket with respect to any amount expressed in a currency other than Dollars, no Default or Event of Default shall be deemed to have occurred solely as a result of changes in rates of currency exchange occurring after the time such Basket utilization occurs or other Basket measurement is made (so long as such Basket utilization or other measurement, at the time incurred, made or acquired, was permitted hereunder). Except with respect to any ratio calculated under any Basket, any subsequent change in rates of currency exchange with respect to any prior utilization or other measurement of a Basket previously made in reliance on such Basket shall be disregarded for purposes of determining any unutilized portion under such Basket.

1.6    Severability.

If any provision of any of the Note Documents or any part thereof is found or determined to be invalid, illegal or unenforceable, such provision shall be severable from such Note Document and the remainder of such Note Document shall be construed as if such invalid, illegal or unenforceable provision or part had been deleted therefrom.
1.7    Time of the Essence.

Time is of the essence of each of the Note Documents.

1.8    Schedules and Exhibits.
The following Schedules and Exhibits are attached to and form a part of this Agreement:

Schedule A	Initial Commitments and Holder Addresses
Schedule B	List of Subsidiaries
Schedule C Schedule D	Compliance Personnel Agent’s Office Address
Schedule E	Specified Dispositions

Exhibit 1 Exhibit 2 Exhibit 3 Exhibit 4 Exhibit 5 Exhibit 6 Exhibit 7	Form of Compliance Certificate Form Note Purchase Notice Form of Environmental Certificate Change in Control Election Notice Form of Security Documents Form of Note Form of Assignment Agreement
Exhibit 8	Form of Pledge Agreement

ARTICLE 2
EXCHANGE AND PURCHASE OF THE NOTES

2.1    Note Exchange and Purchase.

(a)
Note Exchange. Subject to the terms and conditions set forth herein, the Initial Holders of the Existing Senior Unsecured Notes severally agree, at the Issuer’s request in accordance with this Agreement, to exchange the principal amounts of the Existing Senior Unsecured Notes held by such Initial Holder, as set forth opposite such Initial Holder’s name on Schedule A hereto, for the principal amount of Exchange Notes set forth opposite such Initial Holder’s name on Schedule A hereto from the Issuer on the Funding Date in an aggregate amount not to exceed $72,108,000 plus an amount equal to the accrued and unpaid interest on the Existing Senior Unsecured Notes from the most recent date on which interest has been paid on the Existing Senior Unsecured Notes to the Funding Date.

(b)
Note Purchase. Subject to the terms and conditions set forth herein, each Initial Holder severally and not jointly agrees to purchase, on not more than four (4) times, from the Issuer for cash during the period commencing on the Funding Date until the date that is twelve (12) months from the Funding Date (the “Commitment Period”), its Pro Rata Share of notes denominated in Dollars in an aggregate principal amount not to exceed the New Money Notes Amount.

(c)
Additional Notes. Subject to the terms and conditions hereof, holders of Existing Senior Unsecured Notes (each an “Additional Holder”) may, at the Issuer’s request in accordance with this Agreement, exchange for the principal amount of notes from the Issuer after the Funding Date and during the Availability Period, on not more than three (3) times in an aggregate amount not to exceed $50,000,000 plus an amount equal to the accrued and unpaid interest on the Existing Senior Unsecured Notes from the most recent date on which interest has been paid on the Existing Senior Unsecured Notes to the date of such exchange.
2.2    Notes.

The obligation of the Issuer to repay to each Holder the aggregate amount of all Notes held by such Holder, together with interest accruing and any other Obligation in connection therewith (including, without limitation, any Make-Whole Amount and/or Repayment Fee), shall be evidenced by Notes in the form of Exhibit 6 hereto, made by the Issuer payable to such Holder or its registered assigns with appropriate insertions. Interest on each Note shall accrue and be due and payable as provided herein. Each Note together with all other Obligations (including, without limitation, any Make-Whole Amount and/or Repayment Fee) shall be due and payable as provided herein and shall be due and payable in full on the Maturity Date. The Issuer may not reissue any portion of any Note that has been repaid.
2.3    Request for Purchase or Exchange of Notes.

(a)
The Issuer must give to the Agent written or electronic notice, in the form of the Note Purchase Notice of the requested New Money Notes to be issued to, and purchased by, the Initial Holders on the applicable date of purchase, the requested Exchange Notes to be issued to, and exchanged by, the Initial Holders on the Funding Date and/or the requested Additional Notes to be issued to, and exchanged by, the relevant Holders on the applicable date of exchange in accordance with Section 2.1 above, as applicable. Such Note Purchase Notice must:

(i)	specify whether the issuer is requesting Exchange Notes, New Money Notes or Additional Notes;

(ii)	specify the requested date of the purchase or exchange (which shall be a Business Day);

(iii)
specify the principal amount of Notes to be purchased or exchanged (which must be no less than $5,000,000 and in increments of $5,000,000 thereafter), and in the case of Exchange Notes or Additional Notes, any accrued and unpaid interest through the desired date of exchange;

(iv)	specify the location and number of the Issuer’s Account to which funds are to be disbursed; and

(v)	be received by the Agent no later than 10:00 a.m., New York, New York time, five (5) Business Days prior to the date on which the Notes are to be purchased or exchanged.

(b)
Following receipt of a Note Purchase Notice, the Agent shall promptly notify each relevant Holder of the amount of its Pro Rata Share or other applicable share provided for under this Agreement of the applicable Notes. In the case of each purchase of New Money Notes, (i) each Initial Holder shall make the purchase price of its New Money Notes available to the Agent in immediately available funds and (ii) the Issuer shall deliver such New Money Notes to such Initial Holder, in the form of Exhibit 6 hereto, in each case to Kirkland & Ellis LLP, not later than 1:00 p.m. (New York City time) on the Business Day specified in the applicable Note Purchase Notice. The Agent shall make all funds so received available to the Issuer in like funds as received by the Agent by wire transfer of such funds in accordance with instructions provided to (and reasonably acceptable to) the Agent by the Issuer.

(c)
In the case of an exchange for Exchange Notes, (i) the Issuer shall deliver to each Initial Holder the principal amount of Exchange Notes, in the form of Exhibit 6 hereto, as set forth opposite such Initial Holder’s name on Schedule A, in each case, to Kirkland & Ellis LLP, not later than 1:00 p.m. (New York City time) on the Funding Date (ii) each such Initial Holder shall effect by book entry, in accordance with the applicable procedures of The Depositary Trust Company and the terms of the Existing Senior Unsecured Notes Indenture, the delivery to the Issuer of the Existing Senior Unsecured Notes held by such Initial Holder as set forth opposite such Holder’s name on Schedule A hereto, by not later than 1:00 p.m. (New York City time) on the Funding Date; and (iii) the Issuer shall promptly cause the trustee under the Existing Senior Unsecured Notes indenture to cancel such Existing Senior Unsecured Notes or to decrease the amount outstanding under global certificates representing the Existing Senior Unsecured Notes by the respective amounts of Existing Senior Unsecured Notes delivered and such Existing Senior Unsecured Notes shall be deemed no longer outstanding. Upon consummation of any exchange, all Existing Senior Unsecured Notes exchanged pursuant to this Section 2.3(c) shall cease to be transferable and there shall be no further registration of any transfer of such Existing Senior Unsecured Notes or interests therein. From and after the Funding Date, the Initial Holders shall cease to have any rights with respect to the Existing Senior Unsecured Notes exchanged pursuant to this Section 2.3(c), including any payments of accrued and unpaid interest, except as otherwise provided by applicable law.

(d)
The failure of any Holder to purchase or exchange, as applicable, any Note to be purchased or exchanged by it as part of any purchase or exchange shall not relieve any other Holder of its obligation, if any, hereunder to purchase or exchange, as applicable, its Notes on the date of such purchase or exchange, but no Holder shall be responsible for the failure of any other Holder to purchase or exchange, as applicable, the Notes to be purchased or exchanged by such other Holder on the date of any purchase or exchange.

2.4    Evidence of Debt; Register; the Holder’s Books and Records; Notes.

(a)
The Holder’s Evidence of Debt. Each Holder shall maintain in its internal records an account or accounts evidencing the Obligations of the Issuer to such Holder, including the amounts of the Notes held by such Holder and each repayment and prepayment in respect thereof. The failure to make any such recordation, or any error in such recordation, shall not affect any Obligations in respect of any applicable Notes. In the event of any inconsistency between the Register and any Holder’s records, the recordations in the Register shall govern.

(b)
Register. The Agent shall maintain at Agent’s Office a register for the recordation of the names and addresses of the Holders and principal amounts (and stated interest) of the Notes owing to, each Holder pursuant to the terms hereof from time to time (the “Register”). The Register shall be available for inspection by the Issuer, and a redacted version of the Register showing the entries with respect to any Holder shall be available for inspection by such Holder, at any reasonable time and from time to time upon reasonable prior notice. The entries in the Register shall be conclusive and binding on the Note Parties, the Agent and each Holder, absent manifest error; provided that, failure to make any such recordation, or any error in such recordation, shall not affect the Note Parties’ Obligations in respect of any Note. The Issuer, the Agent and the Holders shall treat each Person in whose name any Note shall be registered as the owner and the Holder thereof for all purposes hereof. The Issuer hereby designates the entity serving as Agent to serve as the Issuer’s agent solely for purposes of maintaining the Register as provided in this Section 2.4(b), and the Agent shall be entitled to all of the rights, privileges and immunities afforded to it hereunder in the performance of such duties.

ARTICLE 3
INTEREST AND FEES

3.1    Interest.

Subject to Section 3.3 below, each Note shall at all times bear interest at the Applicable Rate (together with any interest at the Default Rate as required from time to time hereunder, “Interest”).
3.2    Interest Payment Dates.

Interest on each Note shall be due and payable on each Interest Payment Date and on each Settlement Date in connection with any repayment of principal to the Holders of record in the Register on such Interest Payment Date or on such Settlement Date; provided that, if Interest on any Note is required to be paid on any Settlement Date pursuant to a voluntary or mandatory prepayment hereunder, and such Settlement Date is not a Quarterly Date, then the amount of Interest due and payable on the next succeeding Interest Payment Date will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Article 6 hereunder; provided, further, that Interest at the Default Rate shall be payable upon demand from the Majority Holders. All interest payable hereunder shall be computed on the basis of a year of 365 days, unless such computation would exceed the Highest Lawful Rate, in which case interest shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).
3.3    Default Interest.

Notwithstanding the foregoing, to the extent permitted by applicable law, (a) if an Event of Default has occurred and is continuing under Section 12.1(a), (b) or (f) or (b) if any other Event of Default has occurred and is continuing, upon written election by the Majority Holders, the principal amount of the outstanding Notes and any past due and unpaid interest payments on the Notes and any fees or other amounts due and owing hereunder (other than default interest occurring under this Section 3.3) shall thereafter bear interest (including post-petition interest in any proceeding under the Bankruptcy Code or other applicable bankruptcy laws, whether or not allowed in such a proceeding) payable in Cash on demand at a rate that is [Amount Redacted] percent ([Amount Redacted]%) per annum in excess of the interest rate otherwise payable hereunder with respect to the Notes (without giving effect to this Section 3.3). Payment or acceptance of the increased rates of interest provided for in this Section 3.3 is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of the Agent or any Holder. The interest rate and terms described under this Section 3.3 shall be referred to as the “Default Rate”.
3.4    Agent Fee.

The Issuer shall pay to the Agent, for its own account, the fees required to be paid by the Issuer to the Agent pursuant to the Agency Fee Agreement. Any unpaid fees under the Agency Fee Agreement shall be deemed to form part of the Obligations.

3.5    Calculations.

The Agent shall as soon as practicable (but in any event no later than three (3) Business Days prior to any Interest Payment Date or the date of any other amount payable under this Article 3) notify the Issuer and the Holders of the effective date and the amount of each Interest, fee or other payment under this Article 3. Each determination of an interest rate, interest payment amount or fee payment amount by the Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Issuer and the Holders in the absence of manifest error. Concurrent with each notice delivered pursuant to this Section 3.5, the Agent shall deliver to the Issuer and each Holder a statement showing the quotations used by the Agent in determining any interest rate, if applicable, and the calculations related to any interest payment amount or fee payment amount.
3.6    Interest Act (Canada).

For purposes of the Interest Act (Canada), (i) whenever any interest or fee under this Agreement or any other Note Document is calculated using a rate based on a year of 360 days or 365 days (or such other period that is less than a calendar year), as the case may be, the rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on a year of 360 days or 365 days (or such other period that is less than a calendar year), as the case may be, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by 360 or 365 (or such other period that is less than a calendar year), as the case may be, (ii) the principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement or any other Note Document, and (iii) the rates of interest stipulated in this Agreement and the other Note Documents are intended to be nominal rates and not effective rates or yields.
3.7    Criminal Code (Canada).

If any provision of this Agreement or of any of the other Note Documents would obligate the Issuer or Subsidiary to make any payment of interest or other amount payable to any Holder in an amount or calculated at a rate which would be prohibited by Law or would result in a receipt by such Holder of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in a receipt by such Holder of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: firstly, by reducing the amount or rate of interest required to be paid to such Holder under the applicable Note Document, and thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to such Holder which would constitute “interest” for purposes of Section 347 of the Criminal Code (Canada).
ARTICLE 4
[RESERVED]

ARTICLE 5
[RESERVED]

ARTICLE 6
PAYMENTS

6.1    Voluntary Prepayments.

The Issuer may prepay the Notes on any Business Day in whole or in part (together with any accrued but unpaid interest thereon, any Make-Whole Amount and/or Repayment Fee, as applicable, and all other amounts due pursuant to Section 3.1, Section 3.2, Section 3.3, Section 3.4 and Section 6.4) in an aggregate minimum amount equal to (a) if being paid in whole, the aggregate amount of the Obligations and (b) if being paid in part, $5,000,000 and integral multiples of $1,000,000 in excess of that amount. All such prepayments shall be made upon not less than eight (8) Business Days prior written notice, in each case given to the Agent by 12:00 p.m. (New York, New York time) on the date required and which written notice shall be delivered to the Holders by the Agent no later than 12:00 p.m. (New York, New York time) one Business Day following receipt by the Agent thereof. Upon the giving of any such notice, the principal amount of the Notes specified in such notice shall become due and payable on the prepayment date specified therein; provided, that any notice of prepayment described above may provide that such prepayment is conditioned upon the satisfaction of one of more conditions precedent. Any such voluntary prepayment shall be applied as specified in Section 6.3. For the avoidance of doubt, any acceleration, redemption, prepayment, repayment, or payment of the Obligations in or in connection with a Bankruptcy Event shall constitute an optional prepayment thereof under the terms of this Section 6.1 and shall be accompanied by the Make-Whole Amount and/or Repayment Fee, as applicable.
6.2    Mandatory Redemptions.

On and after the Funding Date:

(a)
Asset Sales, Hedge Receipts and Casualty Events. Within 365 days after the receipt of any Net Proceeds, Hedge Receipts and/or Net Insurance/Condemnation Proceeds from an Asset Sale, Hedge Monetization or Casualty Event, the Issuer (or the applicable Material Subsidiary, as the case may be) may apply such Net Proceeds, Hedge Receipts and/or Net Insurance/Condemnation Proceeds, at its option:

(i)
to repay, prepay, redeem or purchase (x) Debt and other obligations under the Bank Facility incurred under clause (1) of the definition of Permitted Debt; provided that, any such action shall be accompanied by a reduction of the related commitments or facility amount, or (y) any Debt and other obligations that were secured by the assets sold in such Asset Sale, subject to such Hedge Monetization and/or subject to such Casualty Event, in each case, on a senior basis to the Notes to the extent expressly permitted under this Agreement;

(ii)	to invest in Additional Assets; or

(iii)	to make capital expenditures in respect of the Oil and Gas Business;

However, pending application or investment of such Net Proceeds, Hedge Receipts and/or Net Insurance/Condemnation Proceeds as provided in clauses (i) through (iii) of the immediately preceding paragraph, such Net Proceeds, Hedge Receipts and/or Net Insurance/Condemnation Proceeds may be applied to temporarily reduce revolving credit Debt or otherwise invested in any manner that is not prohibited by this Agreement. Any Net Proceeds, Hedge Receipts and/or Net Insurance/Condemnation Proceeds that are not applied or invested as provided in clauses (i) through (iii) above will constitute “Excess Proceeds.”
Within ten (10) Business Days after the aggregate amount of Excess Proceeds exceeds $10.0 million, the Issuer will make a Specified Offer to prepay the Notes in an aggregate amount equal to such Excess

Proceeds. The offer price for the Notes in any Specified Offer will be equal to 100% of the principal amount plus accrued and unpaid interest, if any, to but excluding the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of a Specified Offer, the Issuer or any Material Subsidiary may use those Excess Proceeds for any purpose not otherwise prohibited by this Agreement. If the aggregate principal amount of Notes exceeds the amount of Excess Proceeds, the Issuer will use the Excess Proceeds to purchase the Notes according to the priorities set forth in Section 6.3. Upon completion of each Specified Offer, the amount of Excess Proceeds will be reset at zero.
Notwithstanding the foregoing, the sale, conveyance or other disposition of all or substantially all of the properties or assets of the Issuer and its Material Subsidiaries, taken as a whole, will be governed by Section 6.2(e) and/or 10.2(c) of this Agreement, as applicable, and not by this Section 6.2(a) and Section 10.2(b) of this Agreement.

(b)
Issuance of Debt. On the date of receipt by or on behalf of the Issuer or any of its Subsidiaries (or any Affiliate on behalf thereof) of any Cash or Cash Equivalent proceeds from the incurrence of any Debt (other than Debt that is permitted hereunder) of such Note Party or Material Subsidiary, the Issuer shall, offer to prepay the Notes in an aggregate amount equal to one hundred percent (100%) of such proceeds (net of (x) any amounts required to be prepaid under the Bank Facility and (y) any underwriting discounts and commissions and other reasonable costs and expenses associated therewith, including reasonable legal fees and expenses) at an offer price in cash in an amount equal to 100% of the principal amount of the Notes plus the Make-Whole Amount and/or Repayment Fee, as applicable, plus accrued and unpaid interest to the date of purchase in accordance with the priorities set forth in Section 6.3. In connection with any prepayment under this Section 6.2(b), the Issuer shall immediately provide to the Agent a prepayment notice in accordance with Section 6.2(c) to prepay the Notes eight (8) Business Days after delivery of such notice.

(c)
Prepayment Notice. In connection with any offer (a “Specified Offer”) to make prepayment required by Section 6.2(a) and (b), the Issuer shall provide prior written notice thereof, in each case given to the Agent by 12:00 p.m. (New York, New York time) at least eight (8) Business Days’ prior to the date of such prepayment, if given by telephone, promptly confirmed in writing to the Agent and which written notice shall be delivered to the Holders by the Agent no later than 12:00 p.m. (New York, New York time) one Business Day following receipt by the Agent thereof. Each such notice shall include the calculation of the amount of the Excess Proceeds giving rise to the prepayment and the amount that is available to prepay the Notes pursuant to the priorities set forth in Section 6.3. In the event that the Issuer shall subsequently determine that the actual amount received exceeded the amount set forth in such notice, the Issuer shall promptly make an additional offer to make prepayment of the Notes in an amount equal to such excess, and the Issuer shall concurrently therewith deliver to the Agent a notice of offer to make such prepayment demonstrating the calculation of such excess.

(d)
Holders’ Right to Waive. Notwithstanding anything in this Agreement to the contrary, each Holder, in its sole discretion, may, but is not obligated to, decline the Issuer’s offer to make any mandatory prepayment pursuant to this Section 6.2(d) in writing, in each case, with respect to such Holder’s share of such prepayment, determined pursuant to Section 6.3), and delivered prior to the due date of such mandatory prepayment (any such waived prepayment amount, “Declined Proceeds”). Any Declined Proceeds shall be retained by the Issuer and shall be re-offered to all Holders who elected to participate in the applicable prepayment pursuant to the procedures set forth in this Section 6.2 and, to the extent any excess proceeds remain thereafter, may be retained by the Issuer and used for any purpose not prohibited under this Agreement.

(e)	Change of Control Offer.

(i)
Upon the occurrence of a Change in Control, each Holder shall have the right to require the Issuer to redeem, repurchase or repay all or any part of such Holder’s Notes (and the Issuer shall have the obligation to so redeem, repurchase and repay such Notes) in accordance with this Section 6.2(e).

(ii)
Upon the occurrence of a Change of Control, except in the event that the Issuer has already exercised its right to redeem, repurchase or repay the Notes in accordance with this Section 6.2(e)(ii) (and have as of the date of such Change of Control made such redemption, repurchase or repayment in accordance with the terms of the applicable Change of Control Offer), and whether or not any Holder has made a demand or request therefor, the Issuer shall on the date of such Change of Control notify the Agent in writing (and the Agent shall promptly deliver such notice to each Holder in accordance with Section 18.5 of the following (such notification, a “Change of Control Offer”)):

(A)
that a Change of Control has occurred and that such Holder has the right to require the Issuer to jointly and severally redeem, repurchase or repay such Holder’s Notes in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest through the repayment date plus the Change of Control Premium plus any other Obligations then outstanding (the “Change of Control Redemption Amount” and such amount in the aggregate for all such Notes (or parts thereof) accepting such offer under and in accordance with this Section 6.2(e), the “Aggregate Change of Control Redemption Amount”);

(B)	the circumstances and relevant facts and financial information regarding such Change in Control;

(C)
the redemption, repurchase or repayment date (which shall be no earlier than ten (10) Business Days nor any later than twenty (20) Business Days from the date on which the Agent is notified under Section 6.2(e)(ii)) (the “Change of Control Redemption Date”);

(D)
that unless the Issuer defaults in making the payment, all Notes accepted for redemption, repurchase or repayment pursuant to the Change of Control Offer will cease to accrue interest on the Change in Control Redemption Date;

(E)
that Holders will be required to notify the Agent of their election in accordance with Section 6.2(e)(iii) below prior to the close of business on the third Business Day preceding the Change of Control Redemption Date;

(F)
that the Holders whose Notes are being redeemed, repurchased or prepaid only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered promptly upon the surrender thereof.

(iii)
Each Holder (or its appointee) shall reply to the Agent, pursuant to a writing substantially in the form of Exhibit 4 (the “Change of Control Election Notice”), indicating that all, part (and, if in part, the amount) or none of such Change of Control Offer is accepted, by no later than 5:00 p.m. (New York, New York time) on the third Business Day immediately preceding the Change of Control Redemption Date; provided, however, that any Holder that fails to provide such Change of Control Election Notice in accordance with the terms hereof shall be conclusively deemed to have accepted such Change of Control Offer in full and shall not be deemed in violation of any provision hereof on account of such failure.

(iv)	On the Business Day immediately preceding the Change in Control Redemption Date, the Issuer shall:

(A)	deposit with the Agent an amount of cash equal to the Aggregate Change of Control Redemption Amount; and

(B)
deliver or cause to be delivered to the Agent (for the benefit of the Agent and the Holders) an officers’ certificate stating the Aggregate Change of Control Redemption Amount and the Change of Control Redemption Amount for each such Note.

On each Change of Control Redemption Date, (x) the Agent will promptly wire transfer to each accepting Holder a cash payment in the amount of the Change of Control Redemption Amount corresponding to such Notes and (y) the Issuer will promptly issue and send or cause to be sent to each Holder a new Note equal in principal amount to any unpurchased portion of any Notes, if any. Any Note so accepted for redemption, repurchase or repayment will cease to accrue interest on and after the Change of Control Redemption Date, unless the Issuer defaults in paying the applicable Change of Control Redemption Amount.
The Issuer shall have the right, at its election, to make a Change in Control Offer in advance of a Change in Control if a definitive agreement is in place for the Change in Control at the time of making the Change in Control Offer; provided, however, such Change in Control Offer shall be conditioned upon the occurrence of such Change of Control.

(v)	The Change of Control Premium due hereunder shall be calculated by the Agent and such calculation shall be conclusive and final, absent manifest error.
Any mandatory prepayment under this Section 6.2 shall be applied as specified in Section 6.3.
6.3    Application of Payments.

Any payment of any Note made pursuant to Sections 6.1 or 6.2 shall be applied as follows:

(a)	first, to payment or reimbursement of that portion of the Obligations constituting fees, expenses and indemnities payable to the Agent in its capacity as such;

(b)	second, to Payment in Full of the principal and other outstanding Obligations, if any, in respect of the New Money Notes;

(c)	third, pro rata to payment or reimbursement of that portion of the Obligations constituting fees, expenses and indemnities payable to the Holders and other Secured Parties under the Note Documents;

(d)	fourth, pro rata to payment of accrued Interest (including interest at the Default Rate, if any) on the Notes;

(e)
fifth, pro rata to pay the Change of Control Premium, Make-Whole Amount, Repayment Fee or other amount due and payable pursuant to Section 6.4(g), if any, on the Notes (including, for the avoidance of doubt, any Change of Control Premium, any Make-Whole Amount, any Repayment Fee or other amount due and payable pursuant to Section 6.4(g) resulting from the prepayment of principal under clause fifth below);

(f)	sixth, pro rata to payment of principal outstanding on any other Notes which have not yet been reimbursed by or on behalf of the Issuer at such time;

(g)	seventh, pro rata to any other Obligations; and

(h)	eighth, any excess, after all of the Obligations shall have been Paid in Full in Cash, shall be paid to the Issuer or as otherwise required by any Governmental Requirement.

6.4    General Provisions Regarding Payments.

(a)
All payments by the Issuer of principal, interest, fees and other Obligations shall be made in Dollars in same day funds without recoupment, setoff, counterclaim or other defense, and delivered to the Agent not later than 12:00 p.m. (New York, New York time) on the date due to the Agent’s Account for the account of the Holders; funds received by the Agent after that time on such due date shall be deemed to have been paid by the Issuer on the next Business Day.

(b)
All prepayments in respect of the principal amount of any Note shall be accompanied by payment of accrued interest on the principal amount being repaid or prepaid and any applicable Make-Whole Amount and/or Repayment Fee.

(c)
The Agent shall promptly distribute to each Holder at such address as such Holder shall indicate in writing, such Holder’s applicable Pro Rata Share of all payments and prepayments of principal and interest due hereunder, together with all other amounts due thereto, including all fees payable with respect thereto, to the extent received by the Agent.

(d)
Whenever any payment to be made hereunder (other than any payment at maturity) shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in the computation of the payment of interest hereunder.

(e)
The Agent shall deem any payment by or on behalf of the Issuer hereunder that is not made in same day funds at or prior to 12:00 p.m. (New York, New York time) to be a non-conforming payment. Any such payment shall not be deemed to have been received by the Agent until the later of (i) the time such funds become available funds and (ii) the next Business Day. Interest and fees shall continue to accrue on any principal as to which a non-conforming payment is made until such funds become available funds (but in no event less than the period from the date of such payment to the next succeeding Business Day) at the applicable rate determined pursuant to Section 3.1 and Section 3.3 from the date such amount was due and payable until the date such amount is paid in full.

(f)
If an Event of Default shall have occurred and not otherwise been waived, all payments or proceeds received by the Agent hereunder in respect of any of the Obligations shall be applied first, to payment or reimbursement of that portion of the Obligations constituting fees, expenses and indemnities payable to the Agent (including any costs and expenses related to foreclosure or realization upon, or protecting, Collateral) in its capacity as such, second, Payment in Full of the principal and other outstanding Obligations, if any, in respect of the New Money Notes, third, pro rata to payment or reimbursement of that portion of the Obligations constituting fees, expenses and indemnities payable to the Holders and the other Secured Parties, fourth, pro rata to payment of accrued Interest (including interest at the Default Rate, if any) on the Notes, fifth, pro rata to pay the Change of Control Premium, the Make-Whole Amount, Repayment Fee or other amount due and payable pursuant to clause (g) below, if any, on the Notes (including, for the avoidance of doubt, any Change of Control Premium, any Make-Whole Amount, any Repayment Fee or other amount due and payable pursuant to clause (g) below resulting from the prepayment of principal under clause sixth below), sixth, pro rata to payment of principal outstanding on the Notes which have not yet been reimbursed by or on behalf of the Issuer at such time, seventh, pro rata to any other Obligations, and eighth, any excess, after all of the Obligations shall have been Paid in Full in cash, shall be paid to the Issuer or as otherwise required by any Governmental Requirement.

(g)
Make Whole Amount; Repayment Fee. Upon any repayment of the Notes, whether optional or mandatory whether at maturity or otherwise (other than any prepayments pursuant to Section 6.2(a) in respect of Exchange Notes or Additional Notes or, solely with Net Insurance/Condemnation Proceeds, in respect of New Money Notes or Section 6.2(e)), whether such repayment occurs as a result of an acceleration of the Notes pursuant to Section 12.2 (whether automatic or optional acceleration) following an Event of Default or otherwise or at the Issuer’s option, which the Issuer may, upon notice as provided above, make for all (or any portion) of the Notes, the Issuer shall make an additional payment to the Agent for the account of the Holders in an aggregate amount equal to:

(i)
in the case of the New Money Notes, (x) if such repayment or acceleration occurs on or prior to the twenty-four (24) month anniversary of the Funding Date or, if later, twenty-four (24) month anniversary of the date of issuance of such New Money Note (the “Make-Whole Expiry Date”), the Make-Whole Amount determined for the repayment date with respect to such principal amount plus 4.25% of the principal of such repaid or accelerated amount plus any accrued and unpaid interest and other amounts due thereon, (y) if such repayment or acceleration occurs thereafter, a fee (the “New Money Repayment Fee”), in an amount equal to the product of (A) if such repayment or acceleration occurs following the Make-Whole Expiry Date but on or prior to the thirty-six (36) month anniversary of the Funding Date or, if later, the thirty-six (36) month anniversary of the date of issuance of such New Money Note (the “First Repayment Step-Down Date”), 4.25% of the principal of such repaid or accelerated amount, (B) if such repayment occurs following the First Repayment Step-Down Date but on or prior to the forty-eighth (48) month anniversary of the Funding Date or, if later, the forty-eight (48) month anniversary of the date of issuance of such

New Money Note (the “Second Repayment Step-Down Date”), 2.125% of the principal of such repaid or accelerated amount, and (C) if such repayment occurs following the Second Repayment Step-Down Date, 0.0% of such repaid or accelerated amount plus, in each case, any accrued and unpaid interest and other amounts due thereon; and

(ii)
in the case of the Exchange Notes, a fee (the “Exchange Repayment Fee” and together with the New Money Repayment Fee, the “Repayment Fee”), in an amount equal to the product of (X) if such repayment or acceleration occurs before May 15, 2019, 2.125% of the principal of such repaid or accelerated amount and (Y) if such repayment occurs on or following May 15, 2019, 0.0% of such repaid or accelerated amount plus, in each case, any accrued and unpaid interest and other amounts due thereon; and

(h)	Presentment of the Notes by the Holder is not a condition to receipt of payment on the Maturity Date or any earlier repayment or redemption hereunder.

(i)
The Issuer shall make all payments required hereunder, whether by way of principal, interest or otherwise, without regard to any defense, counterclaim or right of set off available to the Issuer and without withholding any Taxes except as required by Law. If the Issuer is required by Law to deduct any withholding Taxes from or in respect of any amounts payable under this Agreement (i) the Issuer will make such deductions and (ii) the Issuer will pay the full amount deducted to the relevant taxing authority or other Governmental Authority in accordance with applicable Law. If the Issuer is required by Law to deduct any Indemnified Taxes from or in respect of any amounts payable under this Agreement the amounts payable by the Issuer hereunder will be increased by the amount necessary so that after making all required deductions (including deductions applicable to Indemnified Taxes payable under this Section 6.4(i)) the Agent and the Holders will receive an amount equal to the sum they would have received had no such deductions of Indemnified Taxes been made.

ARTICLE 7
INCREASED COSTS

7.1    Increased Costs.

On and after the Funding Date, in the event of any change in any Governmental Requirement, or in the interpretation, administration or application thereof (including the introduction of any new law, treaty or governmental rule, regulation or order), or any determination of a court or Governmental Authority, in each case that becomes effective after the date hereof, or compliance by such Holder with any guideline, request or directive issued or made after the date hereof by any central bank or other Governmental Authority or quasi-Governmental Authority (in each case, as determined by any Holder in its good faith discretion) subjects such Holder (or its Applicable Office) to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes with respect to this Agreement or any of the other Note Documents or any of its obligations hereunder or thereunder or any payments to such Holder (or its Applicable Office) of principal, interest, fees or any other amount payable hereunder or its deposits, reserves or capital attributable thereto (in each case, other than any Excluded Taxes or any Taxes incurred wholly because a Holder has ceased to be a resident of Canada within the meaning of the ITA), the Issuer will pay to such Holder such additional amount as will compensate such Holder for such additional Taxes incurred.

ARTICLE 8
SECURITY
8.1    Security.

The Issuer shall deliver to the Agent on behalf of the Holders the following duly executed Security Documents on and after the Funding Date, as applicable:

(a)	a Debenture from the Issuer and in the principal amount of $250,000,000;

(b)
for each Material Subsidiary on the Funding Date (and for any other entity which becomes a Material Subsidiary after the Funding Date), the following documents on the Funding Date (or prior to or concurrently with it becoming a Material Subsidiary, as applicable):

(i)	a Guarantee from such Material Subsidiary;

(ii)	a Pledge Agreement substantially in the form of Exhibit 8; and

(iii)	a Debenture from such Material Subsidiary in the principal amount of $250,000,000; and

(c)	if and when requested by the Agent, such documents and instruments providing a fixed Lien in accordance with Section 8.4.

8.2    Form of Security.

The Security and all other agreements, documents and instruments referred to in Section 8.1 will be in such form or forms as will be required by the Majority Holders and Agent acting reasonably. Should the Majority Holders or Agent, acting reasonably, determine at any time and from time to time that the form and nature of the then existing Security is deficient in any way or does not fully provide the Agent or the Holders with the Liens and priority to which each is entitled hereunder, the Issuer will forthwith execute and deliver or cause to be executed and delivered to the Agent, at the Issuer’s expense, such amendments to the Security or provide such new security as the Majority Holders or Agent may reasonably request.
8.3    After-Acquired Property.

All property acquired by or on behalf of the Issuer or a Material Subsidiary after the date of execution of the Security which forms part of the property of the Issuer or any Material Subsidiary (hereinafter collectively referred to as “After-Acquired Property”), will be subject to the charges and security interests of the Debentures delivered pursuant to Section 8.1, without any further conveyance, mortgage, pledge, charge, assignment or other act on the part of such parties. Without limiting the effect of the preceding sentence, the Issuer will from time to time execute and deliver, or cause to be executed and delivered, and the Agent will register, all at the Issuer’s expense, such instruments supplemental to the Security, in form and substance satisfactory to the Majority Holders and Agent, acting reasonably, as may be necessary or desirable to ensure that the Security as amended and supplemented constitutes in favor of the Agent and the Holders, an effective fixed and floating charge or security interest over such After-Acquired Property as required hereunder, subject only to Liens securing the obligations under the Bank Facility (subject to the Intercreditor Agreement) and Permitted Liens which under applicable Law rank in priority thereto.

8.4    Undertaking to Grant Additional Fixed Charge Security.
At the request of the Majority Holders on and after the Funding Date, which request may be made at any time and from time to time, and in the sole discretion of the Majority Holders, the Issuer will forthwith grant, or cause to be granted, to the Agent for the benefit of the Secured Parties, additional fixed charges to any charges already contained in a Debenture (subject only to Permitted Liens which under applicable Law rank in priority thereto) over such of the Issuer’s and each Material Subsidiary’s property (as to their respective interests therein) as the Majority Holders in their sole discretion, determine as security for all then present and future Obligations. In this connection, the Issuer will, or will cause the Material Subsidiaries to:

(a)	provide the Agent and Majority Holders with such information as is reasonably required by the Majority Holders to identify the additional property to be charged pursuant to this Section 8.4;

(b)
do all such things as are reasonably required to grant in favor of the Agent and the Holders a fixed Lien (subject only to Permitted Liens which under applicable Law rank in priority thereto) in respect of such additional property to be so charged pursuant to this Section 8.4;

(c)
provide the Majority Holders and Agent with all corporate or partnership, as applicable, resolutions and other action, as reasonably required, for the Issuer or a Material Subsidiary to grant such charges to the Agent and the Holders in the property identified by any Holder to be so charged;

(d)
provide the Majority Holders and Agent with such security instruments (including supplemental debentures), legal opinions and other documents which the Majority Holders, acting reasonably, deems are necessary to give full force and effect to this Section 8.4;

(e)
assist the Agent in the registration or recording of such agreements and instruments in such public registry offices in Canada or any province thereof as the Majority Holders, acting reasonably, deems necessary to give full force and effect to this Section 8.4; and

(f)
pay all costs and expenses incurred by the Majority Holders or Agent in connection with the preparation, execution and registration of all agreements, documents and instruments, including any amendments to the Security, made in connection with this Section 8.4.

8.5    Registration of Security.

On and after the Funding Date, the Security will be registered in such offices in Canada or any province thereof as the Majority Holders may from time to time require to protect the Liens created thereby, including by way of specific fixed charge registrations against the real property titles to the P&NG Rights at any time and from time to time in the sole discretion of any Majority Holder, as contemplated in Section 8.6, at the sole cost of the Issuer. The Issuer will assist the Agent in the registration or recording of such agreements and instruments in such public registry offices in Canada or any province thereof as the Majority Holder, acting reasonably, deems necessary to give full force and effect to this Section 8.5.
8.6    Discharge of Security.

The Agent and the Holders will discharge the Security at the Issuer’s expense forthwith after all of the Obligations have been Paid in Full.

8.7    Permitted Liens.

None of:

(a)
the fact that the Issuer or a Material Subsidiary is, by the terms of this Agreement or any other Note Document, permitted to create, assume or suffer to exist any Permitted Lien, Minor Title Defect, Permitted Debt or Permitted Contest;

(b)
the fact that any representation, warranty or covenant herein or in any other Note Document may make an exception for the existence of any Permitted Lien, Minor Title Defect, Permitted Debt or Permitted Contest; or

(c)
the fact that the Liens created pursuant to the Security may be stated to be subject to, or are not required to rank in priority to, Permitted Liens, Minor Title Defects, Permitted Debt or Permitted Contests;

shall in any manner, nor in any cause or proceeding, directly or indirectly, be taken to constitute a subordination of any Lien created pursuant to the Security to any Permitted Lien, Minor Title Defect, Permitted Debt or Permitted Contest or to any other Lien or other obligation whatsoever, or be construed to mean that the Notes under this Agreement or the Note Documents (including the Security) are in any way subordinate or junior in right of payment to any Permitted Debt (other than indebtedness under the Bank Facility), it being the intention of the parties that all Liens created pursuant to the Security shall at all times rank as second priority Liens, (senior in priority to all other Permitted Liens, Minor Title Defects, Permitted Debt and Permitted Contests and all other Liens or other obligations whatsoever, except Permitted Liens, Minor Title Defects, Permitted Debt and Permitted Contests securing the Bank Facility), subject to applicable Law.
8.8    Restriction on Granting Fixed Charges. Subject to the right of the Majority Holders to request that the Issuer grant a fixed charge Lien pursuant to the provisions of Section 8.4, on and after the Effective Date the Issuer shall not, and shall not permit any Material Subsidiary to, grant any fixed charge Liens on any real property (including, without limitation, any P&NG Rights or any Oil and Gas Properties) of the Issuer or any such Material Subsidiary to secure any obligations or liabilities in favor of any other Person; provided, however, that the Issuer and any Material Subsidiary may grant a fixed charge Lien on any real property (including, without limitation, any P&NG Rights and any Oil and Gas Properties) of the Issuer or any such Material Subsidiary to the Senior Administrative Agent, for and on behalf of the Senior Lenders, in order to secure obligations or liabilities of the Issuer or any such Material Subsidiary under the Senior Credit Agreement and the Senior Collateral Documents (and, if applicable, to secure any Permitted Junior Debt) so long as the Issuer or such Material Subsidiary has granted, or concurrently therewith grants, a fixed charge Lien on the same real property to the Agent, for and on behalf of the Holders, to secure the Obligations, which fixed charge Liens granted to the Senior Administrative Agent and to the Agent pursuant to this Section 8.8 and any Collateral relating to such Liens or proceeds of such Liens shall be subject to the provisions of the Intercreditor Agreement. If the Issuer or any Material Subsidiary is required to grant a fixed charge Lien to the Agent pursuant to this Section 8.8, then in connection with such grant of a fixed charge Lien the Issuer shall comply in all respects with the obligations of the Issuer under Section 8.4(a) through Section 8.4(f), inclusive, mutatis mutandis. For greater certainty, the restriction on the Issuer or any Material Subsidiary granting a fixed charge Lien on any real property (including, without limitation, any P&NG Rights or any Oil and Gas Properties) in this Section 8.8 shall apply whether or not any such Lien would otherwise be a Permitted Lien under this Agreement or any other Note Document.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.1    Representations and Warranties.

The Issuer represents and warrants to the Agent and the Holders as follows (except that the representations and warranties set forth in Sections 9.1(b)(ii) and 9.1(z) shall only be made on the Funding Date and thereafter to the extent relating to performance of any obligations or the grant of security on and after the Funding Date):

(a)
Organization and Power. The Issuer and each corporate Material Subsidiary is a corporation validly subsisting and in good standing under the laws of its jurisdiction of incorporation or amalgamation, is duly registered to carry on business in all other applicable jurisdictions in which the nature of any material business carried on by it or the character or location of any material properties owned by it makes registration necessary (except where failure to so register could not reasonably be expected to have a Material Adverse Effect), and has the capacity and power to own its property and assets, to carry on its business, to execute and deliver the Note Documents executed by it, to comply with the provisions thereof and to duly perform and observe all of its obligations thereunder, and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary corporate action. Each Material Subsidiary that is a partnership or trust is validly subsisting as a partnership or a trust under the laws of its jurisdiction of formation, is duly registered to carry on business in all other applicable jurisdictions in which the nature of any material business carried on by it or the character or location of any material properties owned by it makes registration necessary (except where failure to so register could not reasonably be expected to have a Material Adverse Effect), and has the capacity and power to own its property and assets, to carry on its business, to execute and deliver the Note Documents executed by it, to comply with the provisions thereof and to duly perform and observe all of its obligations thereunder, and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary partnership action or trust action, as applicable.

(b)	No Violation. The execution, delivery and performance by the Issuer and each Material Subsidiary of the Note Documents to which it is a party will not violate any provisions of:

(i)	any applicable Law or Governmental Authorization of any Governmental Authority having jurisdiction, or

(ii)	its constating documents, or any agreement, deed, undertaking or instrument to which it is a party or by which it or its assets are bound.

(c)
Enforceability. Each of the Note Documents constitutes, or when executed and delivered will constitute, a legal, valid and binding obligation of the Issuer or a Material Subsidiary (as applicable) enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights.

(d)	No Default. No Default or Event of Default exists.

(e)
No Material Adverse Effect. Since the effective date of the Issuer’s most recent Financial Statements delivered to the Holders and Agent in accordance herewith, no event or circumstance has occurred or is continuing which has had, or would reasonably be expected to have, a Material Adverse Effect.

(f)
Agreements. Neither the Issuer nor any Material Subsidiary is in default under any agreement to which it is a party or by which it is bound except for any such default which individually or in the aggregate would not have, and would not reasonably be expected to have, a Material Adverse Effect.

(g)
Governmental Authorizations. The Issuer and each Material Subsidiary has obtained and maintained in full force and effect at all times all Governmental Authorizations which are reasonably necessary or advisable to conduct the business of the Issuer and each Material Subsidiary, except to the extent the failure to obtain or maintain such Governmental Authorizations would not have, and would not reasonably be expected to have, a Material Adverse Effect.

(h)
Financial Statements. The Financial Statements of the Issuer provided, or that will be provided, by the Issuer to the Holders and Agent in connection with this Agreement (or in connection with the negotiation of this Agreement) were or will be (as the case may be) prepared by the Issuer in accordance with GAAP, and fairly present the consolidated financial position of the Issuer at the date or dates thereof.

(i)
Taxes. All of the Taxes required to be remitted by the Issuer and each Material Subsidiary to any Governmental Authority have been paid or discharged, subject only to Permitted Contests or except to the extent that the failure to have remitted the same would not have or would not reasonably be expected to have a Material Adverse Effect.

(j)
Compliance with Laws. The Issuer and each Material Subsidiary has complied with all Laws, including all Environmental Laws, relating to its assets, business and operations except to the extent that the failure to do so would not individually or in the aggregate have, or reasonably be expected to have, a Material Adverse Effect, and:

(i)
the Issuer and each Material Subsidiary possesses all licenses, permits and other Governmental Authorizations necessary to conduct its business including operations at its plants, other than such licenses, permits and other Governmental Authorizations the absence of which would not individually or in the aggregate have, or reasonably be expected to have, a Material Adverse Effect,

(ii)
neither the Issuer nor any Material Subsidiary has received any notices to the effect that the operations or the assets of the Issuer or any Material Subsidiary on its real property are not in full compliance with all Environmental Laws or the subject of any Environmental Claims, except, in each case, to the extent any failure to comply would not reasonably be expected to have a Material Adverse Effect,

(iii)
neither the Issuer nor any Material Subsidiary has received any notices of an Environmental Claim in any material amount as a result of the Release or threatened Release of any Hazardous Materials into the Environment or into any facility or structure nor have there been any Releases, spills or discharges of any Hazardous

Materials into the Environment or into any facility or structure, which after lapse of time, would give rise to any Environmental Claims which in either case would have or would reasonably be expected to have a Material Adverse Effect nor is the Issuer or any Material Subsidiary aware that there is any basis for any such Environmental Claims being commenced,

(iv)
neither the Issuer nor any Material Subsidiary has used any real property as a landfill or waste disposal site, nor is the Issuer aware of the presence of any Hazardous Materials deposited or disposed of on any real property except in the normal and ordinary course of its business in accordance with standards adhered to by prudent oil and gas operators operating similar properties in Canada except in each case to the extent any failure to do so could not reasonably be expected to have a Material Adverse Effect, and

(v)
all pollution control equipment which operates as part of the business of the Issuer or any Material Subsidiary is effective in meeting applicable emissions limits and effluent pre-treatment standards, except to the extent any failure to do so would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(k)
Subsidiaries. As at the Funding Date, all Subsidiaries (including all Material Subsidiaries) are listed in Schedule B, the Issuer owns, directly or indirectly, 100% of the shares in the capital of each Material Subsidiary. Schedule B is a complete and accurate list of: (i) the jurisdictions of formation of the Issuer and each Subsidiary, (ii) each Subsidiary of the Issuer designated as a Material Subsidiary, (iii) the location of the chief executive office of the Issuer and its Subsidiaries, (iv) the location of the Issuer’s and its Subsidiaries’ respective businesses and material real property and tangible personal property and assets, and (v) the trade names, if any, used by the Issuer’s and its Subsidiaries in the locations referred to in clause (iv) above.

(l)
Title to Assets. The Issuer and each Material Subsidiary has good and valid title to all of its P&NG Rights and Oil and Gas Properties, subject only to Permitted Liens and Minor Title Defects, except as would not reasonably be expected to materially and adversely affect the value of the Collateral, taken as a whole.

(m)
Outstanding Debt. The Issuer and the Material Subsidiaries have no Debt outstanding other than the Permitted Debt. As of the Funding Date, neither the Issuer nor any Material Subsidiary is in default under the provisions of any instrument evidencing such Debt or of any agreement relating thereto.

(n)
Agreements re: Certain Inter-Company Transactions. As at the Funding Date: (A) there are no agreements which provide for or contain any commitment to transfer P&NG Rights as between or among any of the Issuer and/or any of its Subsidiaries; and (B) there are no agreements which provide for or create any obligations in respect of indebtedness for borrowed money as between or among the Issuer and/or any of its Subsidiaries.

(o)
Actions Pending. There is no action, suit, investigation or proceeding pending or, to the knowledge of the Issuer, threatened against the Issuer or any of the Material Subsidiaries which purports to affect the validity or enforceability of this Agreement or any other Note Document.

(p)
Insurance. The Issuer and the Material Subsidiaries have (or have maintained on their behalf) in full force and effect such policies of insurance as are required in order for the Issuer to be in compliance with its covenant in Section 10.1(m).

(q)
Full Disclosure. All engineering reports and other information provided by or on behalf of the Issuer to the Agent or any Holder in writing in connection with the negotiation of this Agreement and the assessment of the Notes are true and correct in all material respects except to the extent any information has been updated, superseded or replaced by additional data, projections, models or information provided to the Agent or Holders hereunder, and there is no information known to the Issuer that would cause such information provided to the Agent or any Holder to be incorrect or misleading in any material respect.

(r)	[Reserved]

(s)	Sanctions; Anti-Corruption Laws; Anti-Money Laundering/ Anti-Terrorist Financing Laws.

(i)
No part of the proceeds of any Notes will be used, directly or, to the knowledge of the Issuer or any Subsidiary after due inquiry, indirectly, to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Country or a Sanctioned Person in any manner that would result in any violation by any person (including any Holder and the Agent) of (A) any Sanctions or (B) applicable regulations, rules and executive orders administered by any Sanctions Authority.

(ii)
None of the Issuer nor any of its Subsidiaries (A) is, or will become a Sanctioned Person or (B) knowingly, after due inquiry, engages or will engage in any dealings or transactions, or is or will be otherwise knowingly, after due inquiry, associated, with any Sanctioned Person or in any Sanctioned Country that would result in any violation by any person of (x) any Sanctions or (y) applicable regulations, rules and executive orders administered by any Sanctions Authority.

(iii)
None of the Issuer nor any of its Subsidiaries will repay any debt or obligation, in whole or in part, owed under this Agreement with funds or moneys derived from transactions, business, or dealings with any person that is a Sanction Person or organized, located, or resident in a Sanctioned County.

(iv)
Each of the Issuer and its Subsidiaries is, has conducted its business, and will continue to conduct its business in compliance in all material respects with all Sanctions and all applicable regulations, rules and executive orders administered by any Sanctions Authority.

(v)
Each of the Issuer and its Subsidiaries is, has conducted its business, and will continue to conduct its business in compliance in all material respects with all Anti-Money Laundering/ Anti-Terrorist Financing Laws.

(vi)
The Issuer and its Subsidiaries, to the Issuer’s knowledge after due inquiry, are not the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under any Anti-Corruption Laws, Sanctions, or Anti-Money Laundering/ Anti-Terrorist Financing

Laws in which there is a reasonable possibility of an adverse decision and, to the Issuer’s knowledge after due inquiry, no such investigation, inquiry or proceeding is pending or has been threatened.

(vii)
Each of the Issuer and its Subsidiaries is, has conducted its business, and will continue to conduct its business in compliance in all material respects with all Anti-Corruption Laws. No part of the proceeds of any Notes has been used or will be used, directly or, to the knowledge of the Issuer or any Subsidiary after due inquiry, indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in a governmental capacity, in order to obtain, retain or direct business or obtain any improper advantage, or otherwise in violation of any Anti-Corruption Laws.

(viii)
The Issuer and its Subsidiaries have and will maintain policies and procedures in place to ensure that each of the foregoing representations and warranties in this Section 9.1(s) are true and correct at all times.

(t)	Defined Benefit Plans. None of the Issuer or its Material Subsidiaries maintains or has maintained at any time a Defined Benefit Plan.

(u)
Accuracy of and Completeness of Information. Other than information constituting forecasts or projections which were prepared by the Issuer in good faith and based upon reasonable assumptions at the time made, there is no material error or inaccuracy known to the Issuer in any statement of fact made in any Note Document delivered to the Agent or any Holder (or in any other document, instrument, record, writing, data, electronic file or other information delivered pursuant thereto), nor has it been determined by or on behalf of the Issuer that any of the foregoing is incomplete in the form as delivered to the Agent or the applicable Holder, since the date of delivery to the relevant recipient thereof, except, in each case, to the extent any such statement of fact, document or information has been updated, superseded or replaced by additional statements of fact, documents or information provided to the Agent or such Holder hereunder.

(v)	Peruvian Subsidiary. The Peruvian Subsidiary is a Shell Corporation.

(w)	EEA Financial Institution. The Issuer shall ensure that no Note Party is at any time an EEA Financial Institution.

(x)	Private Offering.

(i)
Neither the Issuer nor anyone acting on its behalf has offered the Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any Person other than the Holders and not more than ten (10) other Institutional Investors, each of which has been offered the Notes at a private sale for investment. Neither the Issuer nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction.

(ii)
The Notes are being issued pursuant to exemptions from the prospectus and registration requirements of applicable Canadian securities laws and are not and will not be required to be qualified for distribution to the public under the securities laws of any province or territory of Canada. The Issuer will make all filings and reports of the sale of the Notes under applicable Canadian securities laws as are required to be made by the Issuer to facilitate the availability of exemptions from applicable prospectus requirements.

(y)
Solvency. After giving effect to the transactions to occur on the Funding Date and on each Purchase Date, as applicable, (a) the aggregate assets (after giving effect to amounts that could reasonably be received by reason of indemnity, offset, insurance or any similar arrangement), at a fair valuation, of the Issuer and its Subsidiaries, taken as a whole, will exceed the aggregate Debt of the Issuer and its Subsidiaries on a consolidated basis, as the Debt becomes absolute and matures, (b) the Issuer will not have incurred or intended to incur, and will not believe that it will incur, Debt beyond its ability to pay such Debt (after taking into account the timing and amounts of cash to be received by it and the amounts to be payable on or in respect of its liabilities, and giving effect to amounts that could reasonably be received by reason of indemnity, offset, insurance or any similar arrangement) as such Debt becomes absolute and matures, (c) the Issuer will not have (and will have no reason to believe that it will have thereafter) unreasonably small capital for the conduct of its business and (d) no Note Party is an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada).

(z)
Security Documents. The Security Documents are effective to create in favor of the Agent, for the benefit of the Secured Parties, a legal, valid and enforceable Lien in the Collateral and proceeds thereof. The Obligations are and shall be at all times secured by a legal, valid and enforceability perfected Second Priority Liens in favor of the Agent, for the benefit of the Secured Parties, covering and encumbering the Collateral, to the extent perfection has occurred or will occur, by the recording of a mortgage, the filing of a financing statement or, with respect to equity interests represented by certificates, by possession (in each case, to the extent available in the applicable jurisdiction); provided that, except in the case of pledged equity interests or as otherwise provided herein, Permitted Liens may exist.

9.2    Nature and Survival of Representations and Warranties.

All statements contained in any certificate or other instrument delivered by or on behalf of the Issuer pursuant to or in connection with this Agreement, and all representations, warranties, covenants, indemnities and agreements contained in the Note Documents, shall survive the execution and delivery of the Note Documents, the issuance of the Notes and the repayment of the Obligations. All such representations and warranties shall be deemed to be repeated on each Purchase Date under and pursuant to this Agreement, as if made on such date (except for those representations and warranties which are expressly limited to the Funding Date). All representations and warranties, whenever made (except for those representations and warranties which are expressly limited to the Funding Date), should be stated to be effective until termination of this Agreement, notwithstanding any investigation made at any time by or on behalf of the Agent or any of the Holders.

ARTICLE 10
COVENANTS
10.1    Positive Covenants.

The Issuer and each Note Party covenants and agrees with the Agent and the Holders as follows from and after the Funding Date:

(a)	Punctual Payment. The Issuer and each Note Party shall duly and punctually pay or cause to be paid the Obligations at all times when due, at the places and in the manner specified herein.

(b)
Quarterly Reporting. Within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, the Issuer shall provide the Agent and Holders with (i) quarterly unaudited consolidated Financial Statements of the Issuer, (ii) consolidated production and revenue reports of the Issuer and the Material Subsidiaries in form and substance satisfactory to the Majority Holders, (iii) a Compliance Certificate, and (iv) if requested, an Environmental Certificate.

(c)
Annual Reporting. Within 120 days after the end of each Fiscal Year, the Issuer shall provide the Agent and Holders with (i) if requested by the Majority Holders, annual unaudited and unconsolidated Financial Statements for the Issuer and for each Material Subsidiary, (ii) annual audited consolidated Financial Statements of the Issuer, (iii) a Compliance Certificate and (iv) an Environmental Certificate.

(d)	Engineering Reports.

(i)
On or before March 31 of each year during the term of this Agreement, the Issuer shall provide the Agent and Holders with an Independent Engineering Report accompanied by, upon request by the Majority Holders, an Officer’s Certificate an Officer’s Certificate which certifies that to the best of the officer’s knowledge, information and belief (after due inquiry), ownership of the P&NG Rights and interests therein by the Issuer and the Material Subsidiaries and any royalties or other encumbrances on such rights and interests is as set forth in such report.

(ii)
On or before October 31 of each year during the term of this Agreement, the Issuer shall provide the Agent and Holders with an Internal Reserves Change Report or an Independent Engineering Report, in either case accompanied by, upon request by the Majority Holders, an Officer’s Certificate which certifies that to the best of the officer’s knowledge, information and belief (after due inquiry), ownership of the P&NG Rights and interests therein by the Issuer and the Material Subsidiaries and any royalties or other encumbrances on such rights and interests is as set forth in such report.

(iii)	Each report may be supplemented by all such other internal information as the Issuer or the Majority Holders, acting reasonably, may request or deem appropriate.

(iv)
Notwithstanding any Holder’s right to request updated third party engineering pursuant to this Agreement, the Issuer shall, and shall cause each Material Subsidiary to, if necessary, provide to each Holder sufficient internally prepared information to permit each Holder’s respective engineering consultants to prepare economic engineering evaluations covering such Borrowing Base Properties and other P&NG Rights.

(e)
Notices and Filings. The Issuer shall provide to the Holders and Agent on a timely basis all reports, notices and proxies which it sends to its common shareholders concurrently with furnishing the same to such shareholders and shall furnish to the Majority Holders and Agent all material change reports or annual information forms that it files with any securities commissions having jurisdiction over the Issuer; provided that the Issuer shall be deemed to have provided or furnished the information required by this Section 10.1(e) if the information shall have been timely made available on “SEDAR” filing system at www.sedar.com or the “EDGAR” filing system at www.sec.gov/edgar in accordance with all applicable Laws and securities exchange requirements.

(f)	Additional Information. The Issuer shall provide the Agent and Holders with the following:

(i)
forthwith following approval thereof by its directors and in any event within 90 days after the end of each Fiscal Year, a copy of the annual, cash flow projections and capital expenditure budget (on a consolidated basis) respecting the Issuer for the Fiscal Year in which they are delivered, including the estimated annual provision for site restoration and abandonment costs associated with P&NG Rights of the Issuer and the Subsidiaries;

(ii)	reports on its exploration, development or acquisition programs reasonably promptly after request;

(iii)
monthly lease operating statements for each month, within 60 days after each month end, except for those months comprising the first Fiscal Quarter of each Fiscal Year (and for greater certainty the reporting for such first Fiscal Quarter as provided for elsewhere in this Agreement shall continue to apply);

(iv)
any written default notices, reservation of right notices or similar notices and any amendments, supplements, waivers, consents or forbearance agreements to or under any Bank Facility, the Existing Senior Unsecured Notes, any Permitted Junior Debt, any Permitted Unsecured Debt or any Permitted Refinancing Debt in respect of the foregoing from time to time promptly after receipt thereof, together with copies of such notices, amendments, supplements, waivers, consents or forbearance agreements (and, in any case, within ten (10) Business Days thereafter); and

(v)	such other reports, financial data and other information as may be reasonably requested by any Holder from time to time.

(g)
Maintenance and Operations. The Issuer shall, and shall cause each Material Subsidiary to, care for, maintain, protect and preserve its P&NG Rights, oilfield equipment and related assets in accordance with sound oil and gas industry practice in western Canada.

(h)
Existence and Agreements. The Issuer shall, and shall cause each Material Subsidiary to, maintain in good standing its corporate, partnership or trust existence, as applicable, and preserve and keep all of its agreements, rights, franchises, licenses, operations, contracts or other arrangements in full force and effect, subject only to Permitted Liens and except to the extent failure to do so would not have, or reasonably be expected to have, a Material Adverse Effect.

(i)
Conduct of Business. The Issuer shall, and shall cause each Material Subsidiary to, carry on and conduct its business in a proper and efficient manner, and comply with all Laws including all Environmental Laws, relating to its assets, business and operations, except to the extent any failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(j)
Payment of Royalties, Taxes, Withholdings, etc. The Issuer shall, and shall cause its Subsidiaries to, from time to time pay or cause to be paid all royalties, rents, Taxes, rates, levies or assessments, ordinary or extraordinary, governmental fees or dues, and to make and remit all withholdings, lawfully levied, assessed or imposed upon the Issuer and its Subsidiaries or any of the assets of the Issuer or its Subsidiaries, as and when the same become due and payable, except when and so long as the validity of any such royalties, rents, Taxes, rates, levies, assessments, fees, dues or withholdings is being contested by the Issuer or its Subsidiaries by Permitted Contests or except to the extent that the failure to do, pay, make or remit the same does not and would not reasonably be expected to have a Material Adverse Effect, and to duly file on a timely basis all material tax returns required.

(k)	Notice of Certain Events. The Issuer shall give the Agent and Holders prompt written notice of:

(i)
any Default or Event of Default, or any other event which would reasonably be expected to result in a Material Adverse Effect as soon as reasonably possible upon the Issuer becoming aware thereof and specify in such notice the nature of the event and, if curable, the steps taken or proposed to be taken to remedy or eliminate the same;

(ii)
any Release, litigation, proceeding, claim or dispute (or notice relating thereto) affecting the Issuer or any Material Subsidiary which individually or in the aggregate would have, or reasonably be expected to have, a Material Adverse Effect;

(iii)	the discovery of any title defect in respect of any of the Borrowing Base Properties, other than a Minor Title Defect; and

(iv)
the incurrence of Permitted Unsecured Debt, Permitted Junior Debt or any Permitted Refinancing Debt in excess of a principal amount of an amount equal to the Threshold Amount at any one time or in the aggregate by a series of related transactions.

(l)
Governmental Authorizations. The Issuer shall, and shall cause each Material Subsidiary to, obtain and maintain in full force and effect all Governmental Authorizations which are required or reasonably necessary to carry on its business, except to the extent that the failure to obtain and maintain such Governmental Authorizations would not individually or in the aggregate have, or reasonably be expected to have, a Material Adverse Effect.

(m)
Insurance. The Issuer shall, and shall cause each Material Subsidiary to, maintain in full force and effect such policies of insurance issued by insurers of recognized standing insuring such properties and operations of the Issuer and the Material Subsidiaries, including replacement cost insurance, and providing such coverages as would be maintained by a prudent oil and gas operator engaged in the same or similar business in the localities where such properties and operations are located, including the Agent as additional insured and lender loss payee, and shall, if requested by the Agent or any Holder, furnish the Agent and Holders with certificates or other evidence satisfactory to the Majority Holders of compliance with the foregoing provisions.

(n)
Subsidiaries. The Issuer shall promptly notify the Agent and Holders of its intention to create or acquire any new Material Subsidiary by delivering a new Schedule B, and the Issuer shall: (i) prior to or concurrently with such creation or acquisition cause such Material Subsidiary to execute in favor of the Holders the documents required by Section 8.1(b); and (ii) cause to be provided such legal opinions and other documents and instruments in connection with the documents provided pursuant to subsection (i) with respect to such Material Subsidiary as may be reasonably requested by the Majority Holders.

(o)
Consolidation and Subsidiary Ownership. The Issuer shall ensure that it and the Material Subsidiaries directly own not less than 95% of the consolidated assets of the Issuer (as determined in accordance with GAAP) and that the Issuer owns and controls, directly or indirectly, all of the outstanding capital stock, partnership interests and trust interests of each of the Subsidiaries.

(p)
Rights of Inspection. The Issuer shall, and shall cause each Material Subsidiary to, at reasonable times and upon reasonable notice, permit the Holders, or any representatives of such Holders (at the expense of the Issuer once per year, if requested by Majority Holders, and such additional times during the continuance of a Default or Event of Default and, otherwise, at the expense such Majority Holders, as applicable), (i) visit and inspect the premises and properties of the Issuer or any of its Material Subsidiaries (in each case at the risk of the Issuer, except for the gross negligence or willful misconduct of the inspecting party or the failure of any such inspecting party to comply with Applicable Law or the Issuer’s or any such Material Subsidiary’s health and safety requirements, as advised to such inspecting party), (ii) discuss the affairs, operations, finances and accounts of the Issuer or any of its Subsidiaries with any of the officers or directors of the Issuer or any of its Subsidiaries, and (iii) examine the Issuer’s or any Material Subsidiary’s books, accounts, records, Collateral and other assets.

(q)
Change of Name or Office. The Issuer shall notify the Agent and Holders at least ten (10) Business Days in advance of any change in the name or the location of the chief executive office of the Issuer or any Material Subsidiary.

(r)
Protection of Security. The Issuer shall, and shall cause each Material Subsidiary to, do all things reasonably requested by the Agent or Majority Holders to protect and maintain the Security and the intended priority thereof in relation to other Persons.

(s)
Environmental Audit. If the Majority Holders, acting reasonably, determine that the Issuer’s or any Material Subsidiary’s obligations or other liabilities in respect of matters dealing with the protection or contamination of the Environment or the maintenance of health and safety standards could individually or in the aggregate reasonably be expected to have a Material Adverse Effect then, at the request of the Majority Holders, the Issuer will, and will cause each Material Subsidiary to, assist the Majority Holders in conducting an environmental audit of the property which is the subject matter of such obligations or liabilities, by an independent consultant selected by the Majority Holders. The cost of such audit will be for the account of the Issuer; provided that the Majority Holders will carry out such audit in consultation with the Issuer to expedite its completion in a cost effective manner. If such audit indicates that the Issuer or any Material Subsidiary is in breach, or with the passage of time is likely to be in breach, of any Environmental Laws and such breach or potential breach individually or in the aggregate would have or could reasonably be expected to have, in the opinion of the Majority Holders, acting reasonably, a Material Adverse Effect, and without in any way prejudicing or suspending any of the rights and remedies of the Agent or Holders under the Note Documents, the Issuer will or will cause the applicable Material Subsidiary to, forthwith commence and diligently proceed to rectify or cause to be rectified such breach or potential breach, as the case may be, and will keep the Agent and Majority Holders fully advised of the actions they intend to take and have taken to rectify such breach or potential breach and the progress they are making in rectifying same. The Majority Holders will be permitted to retain, for the account of the Issuer, the services of a consultant to monitor the Issuer’s or the applicable Material Subsidiary’s compliance with this Section 10.1(s).

(t)
Payment of Preferred Claims. The Issuer shall, and shall cause its Material Subsidiaries to, from time to time pay when due or cause to be paid when due all amounts related to wages, workers’ compensation obligations, government royalties or pension fund obligations and any other amount which would or would reasonably be expected to result in a Lien or similar encumbrance against the assets of the Issuer or such Material Subsidiary arising under statute or regulation, except when and so long as the validity of any such amounts or other obligations is being contested by the Issuer or its Material Subsidiaries by a Permitted Contest.

(u)	Subsidiary Performance. The Issuer will cause each Material Subsidiary to, as applicable, observe the terms of and perform its obligations under each of the Note Documents to which it is a party.

(v)
Defend Title to Assets. The Issuer shall, and shall cause each Material Subsidiary to, maintain, protect and defend title to its P&NG Rights and oil and gas properties and take all such acts and steps as are reasonably necessary or advisable at any time and from time to time to retain ownership by the Issuer and each Material Subsidiary of its interest in such P&NG Rights and oil and gas properties in good standing (other than dispositions permitted by Section 10.2(c)), in each case except as would not reasonably be expected to materially and adversely affect the value of the Collateral, taken as a whole.

(w)	[Reserved]

(x)	[Reserved]

(y)	[Reserved]

(z)
Anti-Money Laundering/Anti-Terrorist Financing Laws; Sanctions; Anti-Corruption Laws Representations Continue to be True. The Issuer shall, and shall cause its Subsidiaries to, conduct its business operations such that, and have policies and procedures in place to ensure that, the representations and warranties in Section 9.1(s) are true and correct at all times that this Agreement is in effect (and not just at, and as of, the times such representations and warranties are made or deemed to be made).

(aa)	EEA Financial Institution. No Note Party is an EEA Financial Institution.

(bb)    Peruvian Subsidiary. The Peruvian Subsidiary is a Shell Corporation and shall remain a Shell Corporation at all times after the Funding Date.

(cc)    Use of Proceeds. The proceeds of the New Money Notes shall be used (i) to fund the cash consideration for any Permitted Cash Notes Transactions in an aggregate amount not to exceed the Cash Buyback Basket, (ii) to finance capital expenditures and developmental capital and (iii) to fund transaction fees and expenses incurred under this Agreement or any other Note Document.

10.2    Negative Covenants.

The Issuer and each Note Party covenants and agrees with the Agent and the Holders that from and after the Funding Date, without the prior written consent of the Majority Holders:

(a)	Limitation on Debt. The Issuer shall not, and shall not permit any Material Subsidiary to, incur or create any Debt or issue any Disqualified Stock other than

(i)	Permitted Debt; and

(ii)
additional Debt and Disqualified Stock provided that, in the case of this clause (ii), the following conditions are satisfied: (a) the Fixed Charge Coverage Ratio for the Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Debt is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.25 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Debt and any other Debt incurred on or prior to such date had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period; and (b) to the extent any such debt is incurred in the form of a Credit Facility, such Debt must constitute Permitted Unsecured Debt.

(b)
Limitation on Liens. The Issuer shall not, and shall not permit any Material Subsidiary to, create, issue, incur, assume or permit to exist any Lien upon any of its property or assets, other than Permitted Liens but, subject at all times to the provisions of Section 8.7 and Section 8.8.

(c)	Limitation on Dispositions. The Issuer will not, and will not permit any of its Material Subsidiaries to, consummate an Asset Sale unless:

(i)	All such Assets Sales consummated since the Funding Date do not exceed $47,500,000 in the aggregate;

(ii)
the Issuer (or a Material Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of;

(iii)
at least 75% of the aggregate consideration received in respect of such Asset Sale by the Issuer and its Material Subsidiaries and all other Asset Sales since the Issue Date is in the form of Cash or Cash Equivalents (or a combination thereof) but excluding

Cash held in escrow; provided that, for purposes of this provision, each of the following will be deemed to be cash;

(A)
any liabilities, as shown on the Issuer’s most recent consolidated balance sheet, of the Issuer or any Material Subsidiary (other than contingent liabilities, Subordinated Debt and any obligations in respect of preferred stock) that are assumed by the transferee of any such assets or Equity Interests pursuant to customary agreements (or other legal documentation with the same effect) that includes a full release or indemnity of the Issuer or such Material Subsidiary from any and all liability therefor;

(B)
any securities, notes or other obligations received by the Issuer or any such Material Subsidiary from such transferee that are converted by the Issuer or such Material Subsidiary into Cash within 90 days after the date of the Asset Sale, to the extent of the cash received in that conversion; and

(C)
with respect to any Asset Sale of oil and gas properties by the Issuer or a Material Subsidiary in which the Issuer or such Material Subsidiary retains an interest, any agreement by the transferee (or any Affiliate thereof) to pay all or a portion of the costs and expenses related to the exploration, development, completion or production of such properties and activities related thereto.

Notwithstanding the foregoing, the 75% limitation referred to in clause (iii) above shall be deemed satisfied with respect to any Asset Sale in which the Cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with clause (iii) above on an after-tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75% limitation.

(d)
Limitation on Reorganizations. The Issuer shall not, and shall not permit any Material Subsidiary to, enter into any transaction or series of transactions (including by way of reorganization, consolidation, amalgamation, merger, liquidation or otherwise) which would have the effect or which would otherwise result in all or substantially all of the Collateral becoming the property of any other Person, or in the case of an amalgamation, of the continuing corporation resulting therefrom; provided that the Issuer or any Material Subsidiary may, without such consent, amalgamate, merge or consolidate with another Material Subsidiary on the condition that:

(i)
no Default or Event of Default has occurred and is continuing at the time of such amalgamation, merger or consolidation and no Default or Event of Default will result from such amalgamation, merger or consolidation;

(ii)
prior to or contemporaneously with the consummation of such amalgamation, merger or consolidation, the Issuer, any such Material Subsidiary and the successor entity, as applicable, will have executed such instruments and done such things as in the reasonable opinion of the Agent or Majority Holders are necessary or advisable to establish that upon the consummation of such transaction:

(A)	the successor entity will be a corporation incorporated under the law of Canada or one of its provinces and will have assumed or otherwise be liable for all the covenants and obligations of the Issuer or such Material Subsidiary under the Note Documents,

(B)
the Note Documents, as applicable, will be valid, binding and enforceable obligations of the successor entity entitling the Holders and the Agent, as against the successor entity, to exercise all their rights and benefits thereunder,

(C)
the Lien created by the Security will continue to be a Lien against the property of the successor entity in substantially the same manner and to the same extent and with the same priority subject only to Permitted Liens;

(D)	the rights and benefits afforded or intended to be afforded the Holders and the Agent under the Note Documents are not materially prejudiced,

(iii)
legal opinions in form satisfactory to the Majority Holders confirming the matters set forth in Sections (A) and (B) (provided that no opinion as to the priority of the Security shall be required) are provided by Issuer’s Counsel;

(iv)	no Material Adverse Effect will occur as a result of such amalgamation, merger or consolidation; and

(v)
(a) in the case of an amalgamation, merger or consolidation involving the Issuer, the Issuer is the surviving or resulting Person and (b) in the case of an amalgamation, merger or consolidation involving any Note Party that is not the Issuer, a Note Party is the surviving or resulting Person.

(e)	Limitation on Restricted Payments. The Issuer will not, and will not permit any of its Material Subsidiaries to, directly or indirectly:

(1)declare or pay any dividend or make any other payment or distribution on account of the Issuer’s or any of its Material Subsidiaries’ Equity Interests (including, without limitation, any payment by the Issuer or any of its Material Subsidiaries in connection with any merger, amalgamation, arrangement or consolidation involving the Issuer or any of its Material Subsidiaries) or to the direct or indirect holders of the Issuer’s or any of its Material Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Issuer and other than dividends or distributions payable to the Issuer or any Material Subsidiary of the Issuer);

(2)purchase, redeem or otherwise acquire or retire for value (including, without limitation, any such purchase, redemption, acquisition or retirement made in connection with any merger, amalgamation, arrangement or consolidation involving the Issuer) any Equity Interests of the Issuer or any direct or indirect parent Issuer of the Issuer;

(3)subject to the terms of any relevant intercreditor or subordination agreement, make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Existing Senior Unsecured Notes, Permitted Unsecured Debt, Permitted Junior Debt or Subordinated Debt and any Permitted Refinancing Debt of the foregoing except a payment of interest or principal at the Stated Maturity thereof unless an Event of Default has occurred and is continuing (excluding (a) a payment of interest in kind or with Equity Interests (other than Disqualified Stock)

of the Issuer and (b) a payment, purchase, redemption, defeasance or other acquisition or retirement for value of any intercompany Debt between or among the Issuer and any of its Material Subsidiaries); or

(4)make any Restricted Investment;
(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:
(1)no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)the Issuer would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Debt pursuant to the Fixed Charge Coverage Ratio test set forth in the proviso to Section 10.2(a); and

(3)such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Material Subsidiaries since the Funding Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (11), (12) and (14) of the next succeeding paragraph of this Section 10.2(e)), is equal to or less than the sum, without duplication, of:

(a)(i) if the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from July 1, 2015 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment is positive, 50% of such Consolidated Net Income or (ii) if the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from July 1, 2015 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment is negative, less 100% of such deficit; plus

(b)100% of (i)(A) the aggregate net cash proceeds and (B) the Fair Market Value of (x) marketable securities (other than marketable securities of the Issuer or an Affiliate of the Issuer), (y) Capital Stock of a Person (other than the Issuer or an Affiliate of the Issuer) engaged primarily in the Oil and Gas Business and (z) other assets used or useful in the Oil and Gas Business, in each case received by the Issuer since the Funding Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Issuer (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Issuer since the Funding Date that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Issuer), (ii) with respect to Debt that is incurred on or after the Funding Date, the amount by which such Debt of the Issuer or any Material Subsidiary is reduced on the Issuer’s consolidated balance sheet upon the conversion or exchange after the Funding Date of any such Debt into or for Equity Interests of the Issuer (other than Disqualified Stock), and (iii) the aggregate net cash proceeds, if any, received by the Issuer or any Material Subsidiary upon any conversion or exchange described in clause (i) or (ii) above; plus

(c)with respect to Restricted Investments made by the Issuer and its Material Subsidiaries after the Funding Date, an amount equal to the sum, without duplication, of (i) the net reduction in such Restricted Investments in any Person resulting from (A) repayments of loans or advances, or other transfers of assets, in each case to the Issuer or any Material Subsidiary, (B) other repurchases, repayments or redemptions of such Restricted Investments, (C) the sale of any such Restricted Investment to a purchaser other than the Issuer or a Subsidiary of the Issuer or (D) the release of any guarantee (except to the extent any amounts are paid under such Guarantee) that constituted a Restricted Investment plus (ii) with respect to any Unrestricted Subsidiary designated as such after the Funding Date that is redesignated as a Material Subsidiary after the Funding Date, or has been merged into, consolidated, arranged or amalgamated with or into, or transfers or conveys its assets substantially as an entirety to the Issuer or a Material Subsidiary in each case after the Funding Date, the lesser of (A) the Fair Market Value of the Issuer’s Investment in such Subsidiary held by the Issuer or any Material Subsidiary at the time of such redesignation, combination or transfer and (B) the aggregate amount of Investments made by the Issuer or any Material Subsidiary in such Subsidiary upon or after the designation of such Subsidiary and prior to the redesignation of such Subsidiary as a Material Subsidiary; plus

(d)100% of any dividends received by the Issuer or a Material Subsidiary after the Funding Date from an Unrestricted Subsidiary (other than to the extent such Investment constituted a Permitted Investment up to the Fair Market Value of such Investment as of the date it was first made), to the extent such dividends were not otherwise included in the Consolidated Net Income of the Issuer for such period; provided, that the available amount provided for in clauses (a) through (d) shall not be available for Restricted Payments of the type described in clauses (1) and (2) of the definition thereof.

The preceding paragraph of this Section 10.2(e) will not prohibit:
(1)the payment of any dividend or distribution or the consummation of an irrevocable redemption within 60 days after the date of declaration of the dividend, or distribution or giving of notice of the redemption if, at the date of declaration or notice, such dividend or distribution or redemption would have complied with the provisions of this Agreement (assuming in the case of a redemption payment, the giving of such notice would have been deemed a Restricted Payment at such time and such deemed Restricted Payment would have been permitted at such time);

(2)the making of any Restricted Payment in exchange for, or out of the net cash proceeds from the substantially concurrent sale (other than to a Subsidiary of the Issuer) of, Equity Interests of the Issuer (other than Disqualified Stock and other than Equity Interests issued or sold to an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or guaranteed by the Issuer or any Material Subsidiary unless such loans have been repaid with cash on or prior to the date of determination) or from the substantially concurrent contribution of common equity capital to the Issuer; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3) (b) of the immediately preceding paragraph of this Section 10.2(e) and clause (6) of this paragraph of Section 10.2(e);

(3)the purchase, redemption, defeasance or other acquisition or retirement for value of any Existing Senior Unsecured Notes, Permitted Junior Debt, Permitted Unsecured Debt or Subordinated Debt (including the payment of any required premium and any fees and expenses incurred in connection with such purchase, redemption, defeasance or other acquisition or retirement) with the net cash proceeds from, or in exchange for, a substantially concurrent incurrence of Permitted Refinancing Debt;

(4)purchases, redemptions or other acquisitions or retirements for value of Equity Interests deemed to occur upon the vesting, exercise or exchange of equity compensation (including without limitation restricted stock awards or stock options, warrants or other convertible securities or phantom stock), if such Equity Interests represent a portion or all of the purchase, exercise or exchange price thereof or are made in lieu of withholding taxes in connection with any such vesting, exercise or exchange;

(5)payments to fund the purchase, redemption or other acquisition or retirement for value by the Issuer of fractional Equity Interests arising out of stock dividends, splits or combinations, business combinations or other transactions permitted by this Agreement;

(6)as long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the purchase, redemption or other acquisition or retirement for value of any Equity Interests of the Issuer or any Material Subsidiary held by any of the Issuer’s (or any Material Subsidiary) current or former directors, officers, employees or consultants (or their transferees, estates or beneficiaries under their estates); provided that the aggregate price paid for all such purchased, redeemed, acquired or retired Equity Interests may not exceed the sum of

(a)$7.5 million in any fiscal year with unused amounts in any fiscal year to be carried over to the next succeeding fiscal year up to a maximum of $15.0 million in any fiscal year, plus

(b)the aggregate amount of cash proceeds received by the Issuer from the sale of the Issuer’s Equity Interests (other than Disqualified Stock) to any such directors, officers, employees or consultants that occurs after the Funding Date; provided that the amount of such cash proceeds utilized for any such purchase, redemption or other acquisition or retirement will be excluded from clause (3)(b) of the immediately preceding paragraph of this Section 10.2(e) and clause (2) of this paragraph plus

(c)the cash proceeds of key man life insurance policies received by the Issuer and any Material Subsidiary after the Funding Date;

(7)as long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the declaration and payment in kind (but not in cash) of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Issuer or any class or series of preferred stock of any Material Subsidiary issued on or after the Funding Date in accordance with the Fixed Charge Coverage Ratio test set forth in the proviso to Section 10.2(a); provided, that such dividends are included in Fixed Charges;

(8)so long as no Default or Event of Default has occurred and is continuing, the payment of any dividend (or, in the case of any partnership or limited liability Issuer, any similar distribution) by a Material Subsidiary to the holders of Equity Interests (other than Disqualified Stock) of such Material Subsidiary; provided that such dividend or similar distribution is paid to all holders of such Equity Interests on a pro rata basis based on their respective holdings of such Equity Interests;

(9)so long as no Default or Event of Default has occurred and is continuing, the purchase, redemption, defeasance or other acquisition or retirement for value of any Existing Senior Unsecured Notes, Subordinated Debt, Permitted Unsecured Debt, Permitted Junior Debt (or any Permitted Refinancing Debt in respect of the foregoing) or Disqualified Stock (i) at a purchase price not greater than 101% of (a) the principal amount (or in the case of Subordinated Debt issued with significant original issue discount, the accreted value) of such Existing Senior Unsecured Notes or Subordinated Debt, plus accrued interest, or (b) in the case of Disqualified Stock, the liquidation value, plus accrued dividends, in each case, in the event of a change of control or (ii) at a purchase price not greater than 100% of (a) the principal amount (or in the case of Subordinated Debt issued with significant original issue discount, the accreted value) of such Debt plus accrued interest, or (b) in the case of Disqualified Stock, the liquidation value, plus accrued dividends, in each case, in the event of an asset sale in connection with any change of control offer or asset sale offer required by the terms of such Debt, but only if:

(a)in the case of a change of control, the Issuer has first complied or is simultaneously complying with and fully satisfied its obligations under Section 6.2(e), as applicable; or

(b)in the case of an asset sale, the Issuer has complied with and fully satisfied its obligations under Section 6.2(a) of this Agreement, as applicable;

(10)payments or distributions to dissenting stockholders pursuant to applicable law in connection with a merger, amalgamation, arrangement, consolidation or transfer of all or substantially all of the assets of the Issuer that complies with Section 10.2(d);

(11)purchases, redemptions or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise of stock options, warrants or other rights in respect thereof if such Capital Stock represents a portion of the exercise price thereof;

(12)payments to holders of Capital Stock of the Issuer in lieu of the issuance of fractional shares of its Capital Stock;

(13)the declaration and payment of dividends on the Issuer’s common stock in an amount per annum of up to 6% of the net cash proceeds received by or contributed to the Issuer from a Qualified Public Offering (which shall be reduced dollar-for-dollar to the extent the proceeds of such Qualified Public Offering were applied under clause (3)(b) of the immediately preceding paragraph of this Section 10.2(e) or clause (2) or clause (6) of this paragraph);

(14)the repurchase, redemption or other acquisition for value, or satisfaction or refinancing of the Existing Senior Unsecured Notes with cash proceeds from the New Money Notes not in excess of the Cash Buyback Basket;

(15)as long as no Default or Event of Default has occurred and is continuing or would be caused thereby, other Restricted Payments since the Funding Date in an aggregate amount not to exceed $10.0 million; provided, however, no Restricted Payment of the type described in clauses (1) or (2) of the definition thereof may be made under this clause (15);

(16)payments of interest, principal, and so long as no Default has occurred and is continuing, other amounts owing pursuant to any Convertible Debenture Documents; provided, that the Issuer shall not, and shall not permit any Material Subsidiary to make any prepayment of interest, principal or other amounts before the date on which it is due or otherwise required to be paid;

(17)[Reserved]; and

(18)as long as no Default or Event of Default has occurred and is continuing or would be caused thereby, if (a) no Additional Notes have been issued and (b) the Existing Senior Unsecured Notes have been refinanced with Debt permitted under this Agreement or repaid prior to making such Restricted Payment such that no more than $25,000,000 in principal of Existing Senior Unsecured Notes remains outstanding as of such date, any payment of the principal and accrued interest of the Existing Senior Unsecured Notes on or after March 14, 2020.

The amount of all Restricted Payments (other than cash) shall be the Fair Market Value, on the date of such Restricted Payment, of the Restricted Investment proposed to be made or the asset(s) or securities proposed to be paid, transferred or issued by the Issuer or such Material Subsidiary, as the case may be, pursuant to such Restricted Payment (without giving effect to any changes in Fair Market Value thereafter), except that the Fair Market Value of any non-cash dividend made within 60 days after the date of declaration shall be determined as of such date. The Fair Market Value of any cash Restricted Payment shall be its face amount, and the Fair Market Value of any non-cash Restricted Payment shall be determined in accordance with the definition of that term.
For purposes of determining compliance with this Section 10.2(e), if a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in clauses (1) through (14) above, the Issuer, in its sole discretion, may order and classify and subsequently re-order and re-classify, such Restricted Payment in any manner in compliance with this Section 10.2(e). For the purposes of determining compliance with any Canadian dollar-denominated restriction on Restricted Payments denominated in a foreign currency, the Canadian dollar-equivalent amount of such Restricted Payment shall be calculated based on the relevant currency exchange rate in effect on the date that such Restricted Payment was made. Notwithstanding any other provision of this Section 10.2(e), the maximum amount of Restricted Payments that the Issuer or any of its Material Subsidiaries may make pursuant to this Section 10.2(e) shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

(f)
Limitation on Change in Business. The Issuer shall not, and shall not permit any Material Subsidiary to, change in any material respect the nature of its business from the exploration for, and development, production, transportation and marketing of, petroleum, natural gas and related products.

(g)
Adverse Restrictions on Subsidiaries. The Issuer shall not permit any Material Subsidiary to enter into any indenture, agreement, instrument or other arrangement (other than the Note Documents, Senior Collateral Documents and any other documents governing Permitted Debt) that, directly or indirectly prohibits or restrains, or has the effect of prohibiting or restraining, or individually or in the aggregate imposes materially adverse conditions upon, the declaration or payment of dividends or the making of any other payment by Subsidiaries to (directly or indirectly via other Material Subsidiaries) the Issuer or any other Note Party.

(h)
Amendments to Permitted Unsecured Debt, Existing Senior Unsecured Notes, Permitted Junior Debt and Convertible Indenture. The Issuer shall not amend any terms and conditions of any (a) Permitted Unsecured Debt or the Existing Senior Unsecured Notes (or any Permitted Refinancing thereof) in a manner that would be materially adverse to the Issuer and the Material Subsidiaries or the Holders or in a manner that would make such Debt fail to satisfy the definition of “Permitted Unsecured Debt”, (b) any Permitted Junior Debt (or any Permitted Refinancing thereof) in a manner that would be materially adverse to the Issuer and the Material Subsidiaries or the Holders or in a manner that would make such Debt fail to satisfy the definition of “Permitted Junior Debt”, or (b) Convertible Debenture (including the Existing Convertible Debentures) in a manner that would be materially adverse to the Issuer and the Material Subsidiaries or the Holders or if the effect thereof is to cause such Convertible Debenture to fail to satisfy the definition of “Convertible Debenture”.

(i)
Use of Proceeds of the New Money Notes. The Issuer shall not permit the proceeds of the Notes to be used for any purpose other than those permitted by Section 10.1(cc). No Note Party nor any Person acting on behalf of the Issuer has taken or will take any action which causes any of the Note Documents to violate Regulations T, U or X or any other regulation of the Board or to violate Section 7 of the Securities Exchange Act of 1934 or any rule or regulation thereunder, in each case as now in effect or as the same may hereinafter be in effect. If reasonably requested by the Agent or the Majority Holders, the Issuer will furnish to the Agent and each Holder FR Form U 1 or such other form referred to in Regulation U, Regulation T or Regulation X of the Board, as the case may be. The Issuer will not issue any Note, and the Issuer shall not use, and shall procure that its Subsidiaries and its or their respective directors, officers, employees and agents shall not use, the proceeds of any Note:

(i)	in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws,

(ii)
for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country to the extent such activities, businesses or transaction would be prohibited by Sanctions if conducted by a corporation incorporated in the United States, or

(iii)	in any manner that would result in the violation of any Sanctions applicable to any party hereto.

(j)
Environmental Matters. The Issuer will not, and will not permit any other Note Party to, (a) cause or knowingly permit any of its property or assets to be in violation of, or (b) do anything or knowingly permit anything to be done which will subject any such property or assets to any Remedial Work (other than Remedial Work done in the ordinary course of business) under, any Environmental Laws that could reasonably be expected to have a Material Adverse Effect; it being understood that clause (b) above will not be deemed as limiting or otherwise restricting any obligation to disclose any relevant facts, conditions and circumstances pertaining to such Property to the appropriate Governmental Authority.

(k)
Non Arm’s Length Transactions. Except in respect of transactions between or among the Issuer and/or one or more of its wholly owned Material Subsidiaries, the Issuer shall not, nor shall it permit any Material Subsidiary to, enter into any contract, agreement or transaction whatsoever, including for the sale, purchase, lease or other dealing in any property or the provision of any services (other than office and administration services provided in the ordinary course of business), with any Related Party except upon fair and reasonable terms, which terms are not less favorable to the Issuer or its Material Subsidiaries than it would obtain in an arm’s length transaction and, if applicable, for consideration which equals the fair market value of such property or other than at a fair market rental as regards leased property.

(l)
Defined Benefit Plans. The Issuer shall not, and shall not permit any Material Subsidiary thereof to, establish, sponsor, administer, contribute to, participate in, or assume any liability (including any contingent liability) under any Defined Benefit Plan; or (iv) acquire an interest in any person if such person sponsors, maintains or contributes to any Defined Benefit Plan.

(m)
Changes in Fiscal Periods. The Issuer shall not, and shall not permit any other Note Party to have its Fiscal Year end on a date other than December 31 or change the its method of determining Fiscal Quarters.

(n)
Amendments to Senior Credit Agreement and Bank Facility. The Issuer and Note Parties shall not amend, waive, modify or supplement and shall not consent to any amendment, waiver, modification or supplement to the Bank Facility or incur, create, assume or suffer to exist any obligations under the Bank Facility, including pursuant to any refinancing or replacement of the Bank Facility, if the effect thereof would be to (i) prohibit or restrict any payment of principal, interest or otherwise with respect to the Obligations in a manner that is more restrictive than under the Senior Credit Agreement as in effect as of the Funding Date, (ii)(A) subordinate in right of payment all or any part of the obligations in respect of the Bank Facility to any other Debt (including any part of the obligations in respect of the Bank Facility) (for avoidance of the doubt, the foregoing shall preclude the tranching of any Bank Facility into a so called “first out, second out” structures or similar structures (even if such tranches share a pari passu lien)) or (B) subordinate the Liens securing all or any part of the obligations in respect of the Bank Facility to any other Lien (including a Lien securing any part of the obligations in respect of the Bank Facility) (for avoidance of the doubt, the foregoing shall preclude any so called “first lien, one and half lien” structures or similar structures), (iii) increase the All-In Yield on the Bank Facility by more than 2.50% per annum above the All-In-Yield under the Senior Credit Agreement as in effect on the Funding Date (the “All-In Yield Cap”), (iv) cause such Debt to fail to satisfy the requirements of clause (1) of the definition of Permitted Debt (including the defined terms used therein) or the definition of Bank Facility (including the defined terms used therein) or (v) contravene the Intercreditor Agreement.

(o)
Second Priority Lien. Issuer will not, and will not permit any Material Subsidiary, to grant a Lien on any Property to secure obligations outstanding under the Bank Facility or any Permitted Junior Debt without substantially contemporaneously granting to the Agent, as security for the Obligations, a Lien on the same property (junior only to the Liens securing the Bank Facility) pursuant to the Security Documents (it being understood that if any Security Documents need to be executed to grant such Lien they shall be in form and substance reasonably satisfactory to the Majority Holders (provided that, prior to Discharge of First Lien Non-Excluded Obligations (as defined in the Intercreditor Agreement, or the equivalent term thereunder), such documentation when entered into shall be substantially similar to the applicable corresponding Senior Collateral Document(s))).

(p)	Collateral. Neither the Issuer nor any Material Subsidiary will own or acquire any assets outside of Canada.

(q)
Draw on Bank Facility. The Issuer shall not use proceeds from the Bank Facility to make any principal payment in respect of Permitted Junior Debt, Unsecured Debt, the Convertible Debentures or Subordinated Debt before stated maturity, except, if the RBL Availability is equal to or greater than 15%, as otherwise permitted under, (i) if no Additional Notes have been issued, Section 10.2(e)(18), and (ii) Sections 10.2(e)(2), 10.2(e)(3), 10.2(e)(9), 10.2(e)(14), 10.2(e)(15), and 10.2(e)(16), in each case under this clause (iii), solely to the extent that such use of proceeds from the Bank Facility is for purposes of accommodating cash management requirements resulting from the cash proceeds that would have otherwise been available for such payments being required to be applied to pay down the Bank Facility upon receipt thereof.

10.3    Financial Covenants.

From and after the Funding Date, the Issuer covenants and agrees that, during the term of this Agreement or for so long of the Obligations are outstanding, the Issuer shall maintain, as at the end of each Fiscal Quarter, a Consolidated Senior Debt to Consolidated EBITDA Ratio of not greater than (i) 5.0:1.0 for each Fiscal Quarter from the Funding Date until the Fiscal Year ended December 31, 2020; (ii) 4.5:1.0 for each Fiscal Quarter in Fiscal Year ended December 31, 2021; and (iii) 4.0:1.0 thereafter.
10.4    Designation of Material and Unrestricted Subsidiaries.

The Issuer shall from time to time, by notice in writing to the Agent (together with reasonable particulars which demonstrate compliance with the covenant in Section 10.1(o) (including without limitation, an Officer’s Certificate certifying such compliance)), be entitled to designate that either:

(a)	an Unrestricted Subsidiary shall become a Material Subsidiary; or

(b)	a Material Subsidiary shall become an Unrestricted Subsidiary;

provided that the Issuer shall not be entitled to designate that a Material Subsidiary shall become an Unrestricted Subsidiary if:

(c)	a Default or an Event of Default has occurred and is continuing;

(d)	a Default or an Event of Default would result from or exist immediately after such a designation;

(e)	such Subsidiary owns any interest in or to any Oil and Gas Property or Midstream Property; or

(f)	such Subsidiary has or is liable for any Debt other than Non-Recourse Debt;

provided, however, it is agreed and understood that at no time shall any Unrestricted Subsidiary own any interest in or to any Oil and Gas Property or Midstream Property or have or be liable for any Debt other than Non-Recourse Debt.
The Agent shall promptly circulate a revised Schedule B to all parties following any designation of an Unrestricted Subsidiary as a Material Subsidiary or of a Material Subsidiary as an Unrestricted Subsidiary, and shall provide a release of any Guarantee and Security given by a Material Subsidiary that becomes an Unrestricted Subsidiary, in order to give effect to the provisions of this Section 10.4.

ARTICLE 11
CONDITIONS PRECEDENT

11.1    Conditions Precedent to Effectiveness.

As conditions precedent to this Agreement becoming effective, the Issuer shall deliver or cause to be delivered to the Agent and Majority Holders the following documents, which must be satisfactory to the Majority Holders, each acting reasonably:

(i)	an executed copy of this Agreement;

(ii)
a certified copy of the resolutions of the board of directors or equivalent of the Issuer and each Material Subsidiary authorizing the execution, delivery and performance of the Note Documents to which it is a party and authority, incumbency and title certificates for the Issuer, or the Material Subsidiary, as the case may be, to which are attached true copies of all relevant constating documents and by-laws and a government issued certificate of status (or equivalent) for its jurisdiction of formation; and

(iii)
no Default or Event of Default shall have occurred and be continuing and each of the representations and warranties set forth in Article 9 (excluding the representations and warranties set forth in Sections 9.1(b)(ii) and 9.1(z) shall only be made on the Funding Date and thereafter to the extent relating to performance of any obligations or the grant of security on and after the Funding Date) shall be true and correct in all material respects (provided that any such representations and warranties modified by materiality, Material Adverse Effect or any similar qualifier, shall be true and correct in all respects), in each case, as of the date of the Effective Date, and the Issuer shall have delivered to the Agent and the Holders an Officer’s Certificate certifying the same to the Agent and the Holders.

11.2    Conditions Precedent to Funding.

As conditions precedent to the issuance of Notes on the Funding Date, each of the following conditions shall have been met on or before the Outside Date:

(a)	the Issuer shall deliver or cause to be delivered to the Agent and Majority Holders the following documents, which must be satisfactory to the Majority Holders, each acting reasonably:

(i)
a favorable opinion of the Issuer’s Counsel addressed to the Agent and the Holders and relating to the Issuer and each Material Subsidiary, and the Note Documents to which they are party, the existence of all requisite approvals, non-conflict with laws, enforceability of the Note Documents, the creation and perfection of the Liens contemplated in the Security Documents and such other matters as may be reasonably requested by the Agent, the Majority Holders or their respective counsel;

(ii)	customary and satisfactory lien search results against the Issuer and the Subsidiaries and their assets in their jurisdiction of organization and each other reasonably requested jurisdiction;

(iii)
payment of all of the fees payable by the Issuer to the Agent, the Holders, Kirkland & Ellis LLP, Stikeman Elliott LLP and Shipman & Goodwin LLP, as applicable, on the Funding Date as provided for herein or as agreed upon between the Agent, the Holders and the Issuer in all fee letter agreements between them;

(iv)
the Agent and the Issuer shall have executed and delivered the Agency Fee Agreement and all fees which are then due and payable thereunder to the Agent for its own account shall have been paid to the Agent by the Issuer;

(v)
no Default or Event of Default shall have occurred and be continuing and each of the representations and warranties set forth in Article 9 shall be true and correct in all material respects (provided that any such representations and warranties modified by materiality, Material Adverse Effect or any similar qualifier, shall be true and correct in all respects), in each case, as of the date of the Funding Date, and the Issuer shall have delivered to the Agent and the Holders an Officer’s Certificate certifying the same to the Agent and the Holders;

(vi)
the Security Documents and other Note Documents shall have been fully executed and delivered, each in form and substance satisfactory the Holders and Holder’s counsel, each acting reasonably, and shall have been registered in all public offices where such registration is necessary or desirable to preserve, protect of perfect the Liens created thereby;

(vii)
the Agent and the Holders shall have received a pro forma Compliance Certificate (with determination of the Consolidated Senior Debt to Consolidated EBITDA Ratio as of March 31, 2018) from the Issuer, and the Majority Holders shall be satisfied with the same, acting reasonably;

(viii)	the Agent and the Holders shall have received pro forma financial forecasts of the Issuer and the Majority Holders shall be satisfied with the same, acting reasonably;

(ix)	the Agent and the Holders shall have received an Environmental Certificate from the Issuer, in form and substance satisfactory to the Majority Holders, acting reasonably;

(x)
the Agent and the Majority Holders shall have received all such other documentation and information reasonably requested from the Issuer and its Material Subsidiaries in connection with any AML/KYC Legislation as may be required in accordance with Section 18.7 hereof or as may be reasonably requested;

(xi)
the Agent and the Majority Holders shall have received an amendment to the Bank Facility permitting the transactions contemplated hereunder and giving effect to such other matters as the Majority Holders may reasonably request, in form and substance satisfactory to the Majority Holders, acting reasonably,

(xii)	the executed Intercreditor Agreement;

(xiii)	such other documents, consents, acknowledgements, security and perfection instrument and agreements as may be reasonably requested by the Majority Holders or their counsel;

(xiv)	a duly executed Conforming Warrant for each Initial Holder; and

(xv)	a Note Purchase Notice requesting the purchase of New Money Notes or exchange of Exchange Notes, as applicable;

(b)	The conditions set forth in Section 11.1 shall have been satisfied.

11.3    Conditions Precedent to the Issuance of New Money Notes or Additional Notes After the Funding Date.

(a)
As conditions precedent to the issuance of Notes after the Funding Date, the Issuer shall have provided the Agent with a Note Purchase Notice requesting the purchase of such New Money Notes or Additional Notes;

(b)
immediately prior to and after giving effect to such issuance (including the use of proceeds thereof), no Default or Event of Default shall have occurred and be continuing and each of the representations and warranties set forth in Section 9 shall be true and correct in all material respects (provided that any such representations and warranties modified by materiality, Material Adverse Effect or any similar qualifier, shall be true and correct in all respects), in each case, as of the date of such issuance (or, to the extent specifically referring to an earlier date, as of such earlier date), and the Issuer shall have delivered to the Agent and the Holders an Officer’s Certificate certifying the same to the Agent and the Holders; and upon giving pro forma effect to the incurrence of such New Money Notes or Additional Notes and any other Debt incurred on or prior to such date, the Issuer shall be in pro forma compliance with the financial covenant set forth in Section 10.3 determined as of the last day of the most recently ended period of four consecutive Fiscal Quarters for which financial statements have been delivered (or were required to be delivered) to the Agent.

11.4    Waiver of Conditions Precedent.

The conditions precedent set out in Sections 11.1, 11.2 and 11.3 are inserted for the sole benefit of the Holders. The conditions set out in Section 11.1 and 11.2 may be waived only by unanimous consent of the Holders and the conditions set out in Section 11.3 with respect to New Money Notes may be waived only by the Majority New Money Holders, in whole or in part and with or without terms or conditions, in respect of all of any portion of the Notes without affecting the right of the Holders to assert such terms and conditions in respect of any other Notes or any other matter contemplated by this Agreement.
11.5    Form and Substance of Documents.

All Note Documents, certificates, reports, opinions and other documentation which the Majority Holders are entitled to receive hereunder from time to time shall be in form and substance satisfactory to the Majority Holders and their counsel, acting reasonably, and shall be provided with sufficient numbers to enable the Agent to distribute at least one original thereof to each Holder.

ARTICLE 12
EVENTS OF DEFAULT

12.1    Events of Default.

Each of the following events shall constitute an “Event of Default”:

(a)	Failure to Pay Principal. If the Note Party fails to pay all or any part of any principal payment on any Note when due hereunder.

(b)
Failure to Pay Interest or Fees. If the Issuer or any Material Subsidiary fails to make any payment of any interest, fees or any other amount due under any Note Document on the date such amount becomes due and payable hereunder, and such default continues for at least 3 Business Days.

(c)	Covenants.

(i)	If the Issuer fails to observe any of its covenants and obligations under Section 7, Section 10.1(cc), Section 10.1(k)(i), Section 10.2, Section 10.3 or Section 10.4.

(ii)
If the Issuer or any Material Subsidiary fails to perform or observe any of its covenants and obligations under the Note Documents, excluding the payment obligations referred to in (a) and (b) immediately above and the covenants referred to paragraph (c)(i) immediately above, and:

(A)	such breach or failure is not capable of being remedied by the Issuer; or

(B)
if such breach or failure is capable of being remedied, such default continues for at least 30 days after an officer of the Issuer or any Material Subsidiary becomes aware thereof or written notice thereof is given by the Agent to the Issuer.

(d)
Representations. If any representation and warranty made by the Issuer or any Material Subsidiary in the Note Documents proves to be incorrect or misleading in any material adverse respect when made or deemed to be made and such inaccuracy or misrepresentation continues for at least 30 days after an officer of the Issuer or any Material Subsidiary becomes aware thereof or written notice thereof is given by the Agent to the Issuer (which notice will be given at the request of the Majority Holders).

(e)
Invalidity. If any of the Note Documents is or becomes invalid or unenforceable and such invalidity or unenforceability continues for at least 5 days after written notice thereof is given by the Agent to the Issuer.

(f)
Insolvency. The Issuer or any of its Subsidiaries (i) becomes insolvent or generally not able to pay its debts as they become due, (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (iii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding up, administration, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any applicable Law relating to bankruptcy, insolvency, reorganization or relief of debtors including any proceeding under applicable corporate law seeking a compromise or arrangement of, or stay of proceedings to enforce, some or all of the debts of such Person, or (z) the entry of an order for relief or the appointment of a receiver, receiver-manager, administrator, custodian, monitor, trustee or other similar official for it or for any substantial part of its assets, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of 30 days, such Person fails to diligently and actively oppose such proceeding, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, receiver-manager, administrator, custodian, monitor, trustee or other similar official for it or for any substantial part of its properties and assets) occurs, or (iv) takes any corporate action to authorize any of the above actions.

(g)
Seizure. If action is taken by any creditor against the Issuer or any Material Subsidiary to take possession of or enforce proceedings against any of the property and assets of the Issuer or a Material Subsidiary having a fair market value in excess of an amount equal to the Threshold Amount unless such action is subject to a Permitted Contest or except to the extent that all such actions, in aggregate, do not and would not reasonably be expected to have a Material Adverse Effect.

(h)
Judgment. If any judgment for the payment of amounts in excess of an amount equal to the Threshold Amount is rendered against the Issuer or any Material Subsidiary by a court of last resort and is not discharged, satisfied or stayed within 30 days from the date of imposition of such judgment.

(i)
Swap Default. If the Issuer or any Material Subsidiary defaults in the payment or performance of any Hedge Agreement in excess of, in the aggregate at any time, an amount equal to the Threshold Amount when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise) or required to be performed and, if there is a grace period applicable thereto, such failure continues beyond the expiry of the grace period applicable thereto.

(j)	Adverse Changes:

(i)
If the Issuer or any Subsidiary defaults in the observance or performance of any non-monetary obligation, covenant or condition to be observed or performed by it pursuant to any agreement to which it is a party or by which any of its property is bound, where such default would have a Material Adverse Effect and it fails to remedy such default within a period of 30 days after notice of such default.

(ii)
If there occurs any action, suit or proceeding against or affecting the Issuer or any Subsidiary before any court or before any Governmental Authority which is reasonably expected to be successful and, if successful, would have a Material Adverse Effect, unless the action, suit or proceeding will be contested diligently and in good faith and, in circumstances where a lower court or tribunal has rendered a decision adverse to the Issuer or any Subsidiary, the Issuer or such Subsidiary is appealing such decision, and has provided a reserve in respect thereof in accordance with GAAP.

(k)	Cross-Payment Default and Cross-Acceleration to Bank Facility. If the Issuer or any Material Subsidiary defaults under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Debt for money borrowed by the Issuer or any Material Subsidiary (or the payment of which is guaranteed by the Issuer or any Material Subsidiary) constituting a Bank Facility incurred under clause (1) of the definition of Permitted Debt, whether such Debt or guarantee now exists, or is created after the Funding Date, if that default:

(i)	is caused by a failure to pay principal of, or interest or premium, if any, on such Debt prior to the expiration of the grace period provided in such Debt (a “Payment Default”); or

(ii)	results in the acceleration of, or enforcement action related to, such Debt prior to its Stated Maturity;

and, in each case, the principal amount of any such Debt, together with the principal amount of any other such Debt under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates the Threshold Amount or more; provided that if an Event of Default specified in this clause (k) shall have occurred and be continuing, such Event of Default and any consequential acceleration (to the extent not in violation of any applicable law or in conflict with any judgment or decree of a court of competent jurisdiction) shall be automatically rescinded and annulled if (1) the Debt that is the subject of such Event of Default has been repaid or (2) the default relating to such Debt is waived by the holders of such Debt or cured and if such Debt has been accelerated, then the holders thereof have rescinded their declaration of acceleration in respect of such Debt, in each case within 30 days after the declaration of acceleration with respect thereto, and (3) any other existing Events of Default, except nonpayment of principal, premium, if any, or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

(l)
Cross-Default to Other Debt. If the Issuer or any Material Subsidiary fails to pay when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise) any Debt (other than the Notes or the Bank Facility but including, for the avoidance of doubt, the Unsecured Senior Unsecured Notes, any Permitted Junior Debt, any Permitted Unsecured Debt and any Permitted Refinancing Debt in respect thereof) or any amounts owing under any Convertible Debentures, in each case, in the aggregate in excess of the Threshold Amount or if the Issuer or any Subsidiary is in default under any other term or provision of any agreement evidencing or relating to any such Debt where the aggregate amount which could as a result thereof be required to be paid thereunder is in excess of the Threshold Amount and such default would allow such Debt to be accelerated and, in any case, if there is a grace period applicable thereto, such failure or default continues unremedied beyond the expiry of the grace period.

(m)	[Reserved]

(n)	Issuer Ownership. If the Issuer ceases to own, directly or indirectly, 100% of the capital stock of a Material Subsidiary; other than by reason of a disposition not prohibited by Section 10.2(c).

(o)	[Reserved]

(p)	[Reserved]

12.2    Effect of Events of Default.

If an Event of Default occurs on or after the Funding Date, the Agent, acting at the direction of the Majority Holders may, by notice in writing to the Issuer, cancel Initial Commitments in respect of any New Money Notes and/or declare all or any part of the outstanding Notes, together with all accrued and unpaid interest thereon and all other Obligations (including, for the avoidance of doubt, any Make-Whole Amount and/or Repayment Fee thereon) thereunder, to be immediately due and payable, whereupon:

(a)
all such amounts shall become immediately due and payable, without protest, presentment, demand or further notice of any kind, all of which are expressly waived by the Issuer and the Issuer hereby unconditionally promises and agrees to immediately pay such amounts to the Agent;

(b)	such notice shall constitute due demand for payment under any notes issued pursuant to the Note Documents;

(c)	the rights and remedies under the Security Documents may be exercised; and

(d)	the Agent on behalf of the Holders shall be entitled to exercise all rights and remedies available to it under any of the Note Documents, at law, in equity, by statute, or otherwise;

provided that upon the occurrence of the events described in Section 12.1(f) such termination and acceleration shall be immediate and automatic and no such notice shall be required. If the maturity of the Notes shall be accelerated (under any provision of this Article 12 or otherwise) (whether by notice or automatically) a premium equal to the Make-Whole Amount and/or Repayment Fee (in each case, determined as if the Notes were repaid at the time of such acceleration at the option of the Issuer pursuant to Section 6.1) shall become automatically and immediately due and payable, and Issuer will pay such premiums, as compensation to the Holders for the loss of their investment opportunity and not as a penalty, whether or not a Bankruptcy Event has commenced, and (if a Bankruptcy Event has commenced) without regard to whether such Bankruptcy Event is voluntary or involuntary, or whether payment occurs pursuant to a motion, plan of reorganization, or otherwise, and without regard to whether the Notes and other Obligations are satisfied or released by foreclosure (whether or not by power of judicial proceeding), deed in lieu of foreclosure or by any other means. Without limiting the foregoing, any acceleration, redemption, prepayment, repayment, or payment of the Obligations in or in connection with a Bankruptcy Event shall constitute an optional prepayment thereof under the terms of Section 6.1 and require the immediate payment of the Make-Whole Amount and Repayment Fee. Any premium payable pursuant to this Article 12 shall be presumed to be the liquidated damages sustained by each Holder as a result of the early redemption and the Note Parties agree that it is reasonable under the circumstances currently existing.
12.3    Right of Set-Off.

From and after the Funding Date, if an Event of Default has occurred and is continuing, each Holder and its Affiliates is hereby authorized at any time and from time to time thereafter, without notice to the Issuer (any such notice being expressly waived by the Issuer) and to the fullest extent permitted by law, to set-off and apply any and all deposits (whether general or special, time or demand, provisional or final, matured or unmatured) at any time held and any and all other obligations at any time owing by such Holder to or for the credit or the account of the Issuer or any of the Material Subsidiaries against any or all of the Obligations of the Issuer. Such Holder agrees to promptly notify the Issuer after any such set-off and application; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application. This set-off may occur notwithstanding that such deposits or other obligations are expressed in different currencies and such Holder is hereby authorized to effect any necessary currency conversions at the rate of exchange for Canadian interbank transactions established by the Bank of Canada at the close of business for the day of conversion; provided that, if such noon or close of business, as the case may be, rate of exchange is no longer quoted by the Bank of Canada, it shall mean the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the immediately preceding Business Day and, in either case, if such rate is for any reason unavailable, at the Spot Rate at approximately noon (New York time) on that date in accordance with its normal practice.
12.4    Replacement of Holders.

If any Holder requires the Issuer to pay any Indemnified Taxes or additional amounts to any Holder pursuant to Section 6.4(i), if any Holder requests compensation under Article 7 or if a Holder becomes a Defaulting Holder, the Issuer may, treating each affected Holder ratably and in the same manner as other Holders subject to similar circumstances, replace such Holder together with all of such Holders’ Affiliates and Related Funds that are Holders (the “Replaced Holders”) by reaching satisfactory arrangements with one or more existing Holders or new Holders that are acceptable to the Agent, acting reasonably, for the purchase of such Replaced Holders’ Notes and Commitments as long as (i) such purchasing Holder unconditionally offers in writing (with copy to the Agent) to purchase all of the rights and obligations of the Replaced Holders being replaced under this Agreement including all outstanding Notes owed to such Replaced Holders and all outstanding Commitments held by such Replaced Holders for a purchase price equal to the price applicable as the voluntary repurchase price of the Notes under Section 6.1 at such time (including, without limitation, the Make-Whole Amount and/or Repayment Fee, as applicable) owed to the Replaced Holders(payable in immediately available funds), (ii) the obligations of the Issuer owing pursuant to Section 6.4(i) to the Replaced Holders are paid in full to the Replaced Holders concurrently with such replacement, (iii) all requirements set forth in Article 16 with respect to such assignment are complied with, including entering into of an Assignment Agreement and the payment by the purchasing Holder to the Agent (for the Agent’s own account) of the assignment fee contemplated in Section 16.1(b).
ARTICLE 13
[RESERVED]

ARTICLE 14
COSTS, EXPENSES AND INDEMNIFICATION

14.1    Costs and Expenses.

The Issuer shall pay, upon demand by the Agent or the Majority Holders and their respective Affiliates, in connection with the preparation, implementation, registration, initial syndication, administration and enforcement of this Agreement and the other Note Documents to be delivered hereunder:

(a)
all reasonable out‑of‑pocket expenses incurred by the Agent, the Majority Holders and their respective Affiliates, including the reasonable fees, charges and disbursements of counsel for the Agent, the Holders and their respective Affiliates (which, in the case of counsel, shall be limited to (i) one such primary counsel for the Agent and its Affiliates and additional local counsel in the Province of Alberta and (ii) one such primary counsel for the Holders and their respective Affiliates, additional local counsel in the Province of Alberta and, in the case of conflict, one additional primary counsel (and, if reasonably necessary, local counsel) for all such similarly situated Persons) to the extent necessary as determined by the Agent or Majority Holders, other outside consultants for the Agent or Holders, the reasonable travel, photocopy, mailing, courier, telephone and other similar expenses, and the cost of environmental assessments and audits and surveys and appraisals, in connection with closing of the transactions contemplated herein, the preparation, negotiation, execution, delivery and administration (both before and after the execution hereof and including advice of counsel to the Agent and Holders as to the rights and duties of the Agent and the Holders with respect thereto) of this Agreement and the other Note Documents and any amendments, modifications or waivers of or consents related to the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated);

(b)
all out-of-pocket costs, expenses, Taxes (other than Excluded Taxes), assessments and other charges incurred by the Agent or any Holder in connection with any filing, registration, recording or perfection of any security interest contemplated by this Agreement or any Security Document or any other document referred to therein;

(c)
all out‑of‑pocket expenses incurred by the Agent, any other Agent or any Holder, including the fees, charges and disbursements of any external counsel for the Agent, any other Agent or any Holder in connection with the enforcement or protection of its rights in connection with this Agreement or any other Note Document, including its rights under this Section 14.1(c) in connection with the Notes issued hereunder, including all such out‑of‑pocket expenses incurred during any workout, restructuring or negotiations in respect of such Notes; and

(d)
all reasonable costs and expenses incurred as a result of any failure by the Issuer or any Subsidiary to perform or observe its obligations contained in this Agreement or any of the other Note Documents to be delivered hereunder.

Any such costs and expenses remaining unpaid after demand shall bear interest at the Default Rate. This Section shall survive repayment of the Obligations and termination of this Agreement.
14.2    General Indemnity.

In addition to any liability of the Issuer to any Holder or the Agent under any other provision hereof, the Issuer shall and does hereby indemnify each Holder and the Agent (including a receiver, receiver-manager or similar Person appointed under applicable Law) and their respective Affiliates, directors, officers, agents and employees (collectively, the “Indemnified Parties”) and hold each Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including any expense or cost incurred in the liquidation and re-deployment of funds acquired to fund or maintain any portion of the Commitments and reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client basis) incurred by the same as a result of or in connection with this Agreement or the other Note Documents, including as a result of or in connection with:

(a)
any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Holder to fund any Commitment as a result of the Issuer’s failure to complete a Note Purchase or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;

(b)
the Issuer’s failure to pay any other amount, including any interest or fees, due hereunder on its due date after the expiration of any applicable grace or notice periods (subject, however, to the interest obligations of the Issuer hereunder for overdue amounts);

(c)	the Issuer’s failure to give any notice required to be given by it to the Agent or the Holders hereunder;

(d)	the failure of the Issuer or any Note Party to make any other payment due hereunder or under any Note Document;

(e)	any inaccuracy of the Issuer’s representations and warranties contained in Article 9;

(f)	any failure of the Issuer to observe or fulfil its covenants under Article 7 or 10; or

(g)	the occurrence of any Default or Event of Default;

provided that this Section shall not apply to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or willful misconduct of the Indemnified Party claiming indemnity hereunder. This Section shall survive repayment of the Obligations and termination of this Agreement.
14.3    Environmental Indemnity.

The Issuer shall and does hereby indemnify and hold harmless the Indemnified Parties, forthwith on demand by the Agent or such Indemnified Party, from and against any and all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including all reasonable legal fees and disbursements on a solicitor and his own client basis) of any nature whatsoever, suffered or incurred by the Indemnified Parties or any of them with respect to any Environmental Claims relating to the property of the Issuer or any of its Subsidiaries arising under any Environmental Laws as a result of the past, present or future operations of the Issuer or any of its Subsidiaries (or any predecessor in interest to the Issuer or any of its Subsidiaries) relating to the property of the Issuer or of its Subsidiaries, or the past, present or future condition of any part of the property of the Issuer or its Subsidiaries, whether owned, operated or leased by the Issuer or by any of its Subsidiaries, or any such predecessor in interest but excluding any Environmental Claims or liabilities relating thereto to the extent that such Environmental Claims or liabilities arise by reason of the gross negligence or willful misconduct of the Indemnified Party claiming indemnity hereunder. This Section shall survive the repayment of the Obligations and termination of this Agreement.
14.4    Currency Indemnity.

Any payment made to or for the account of the Agent or any Holder in respect of any amount payable by the Issuer in a currency (the “Tendered Currency”) other than the currency in which such payment is due (the “Required Currency”), whether pursuant to any judgment or order of a court or tribunal or otherwise, shall constitute a discharge of the Issuer only to the extent of the amount of the Required Currency which may be purchased with the Equivalent Amount of such Tendered Currency. The Issuer covenants and agrees to and in favor of the Agent and each Holder that it shall, as a separate and independent obligation which shall not be merged in any such judgment or order, pay or cause to be paid the amount not so discharged in accordance with the foregoing and indemnify and hold harmless the Agent and each Holder against any loss or damage arising as a result of any such amount being paid in such Tendered Currency. A certificate of the Agent or any Holder as to any such loss or damage shall be prima facie evidence of the amount thereof in the absence of manifest error. This Section shall survive the repayment of the Obligations and termination of this Agreement.
ARTICLE 15
AGENCY AND ADMINISTRATION PROVISIONS

15.1    Authorization and Action.

(a)
Each Holder hereby irrevocably appoints and authorizes the Agent to be its agent (including collateral agent) in its name and on its behalf to exercise such rights or powers granted to the Agent or the Holders under this Agreement to the extent specifically provided herein and on the terms hereof, together with such powers as are reasonably incidental thereto and the Agent hereby accepts such appointment and authorization. As to any matters not expressly provided for by this Agreement, the Agent shall not be required to exercise any discretion or take any action, but, subject to Section 15.9, shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Majority Holders and such instructions shall be binding upon all Holders; provided, however, that the Agent shall not be required to take any action which exposes the Agent to liability in such capacity or which could result in the Agent incurring any costs or expenses, without provision being made for indemnity of the Agent by the Holders against any loss, liability, cost or expense incurred, or to be incurred, or which is contrary to this Agreement or Laws. The provisions of this Article 15 are solely for the benefit of Agent and the Holders and no Note Party shall have any rights as a primary or third party beneficiary of any of the provisions thereof, except as expressly set forth herein. In performing its functions and duties hereunder, Agent shall act solely as an agent of the Holders and does not assume and shall not be deemed to have assumed any obligation towards or relationship of agency or trust with or for any Note Party or any Affiliate thereof.

(b)
Except as provided otherwise in Sections 15.1(e), where the terms of this Agreement refer to any action to be taken hereunder or thereunder by the Holders or to any such action that requires the consent, approval, satisfaction, agreement or other determination of the Holders, the action taken by and the consent, approval, satisfaction, agreement or other determination given or made by the Majority Holders (or Majority Holders, as may be specified) shall constitute the action or consent, approval, agreement or other determination of the Holders herein or therein referred to.

(c)
Except as provided otherwise in this Section 15.1, the Agent shall have the right (but shall not be obligated) to take such actions as it deems necessary, or to refrain from taking such actions or to give agreements, consents, approvals or instructions to the Issuer or any Material Subsidiary, on behalf of the Holders in respect of all matters referred to in or contemplated by this Agreement. Agent shall have only those duties and responsibilities that are expressly specified herein and the other Note Documents. Without limiting the generality of the foregoing, Agent shall not have or be deemed to have, by reason hereof or any of the other Note Documents, a fiduciary relationship in respect of any Holder; and nothing herein or any of the other Note Documents, expressed or implied, is intended to or shall be so construed as to impose upon Agent any obligations in respect hereof or any of the other Note Documents except as expressly set forth herein or therein.

(d)
Except as provided otherwise in Section 15.1(e) or where this Agreement expressly requires that any matter be determined or consented to by all the Holders, any provision of this Agreement may be amended only if the Issuer and the Majority Holders so agree in writing and any Default or Event of Default may be waived before or after it occurs only if the Majority Holders so agree in writing.

(e)	Any amendment, extension or waiver of, or consent or determination relating to, the terms of this Agreement which changes or relates to:

(i)
a decrease in the rates, or an extension in the dates of payment, of Interest payable to any Holder hereunder (other than any waiver or extension of the payment date in respect of Interest at the Default Rate) (it being agreed and understood that any individual Holder may waive such right as to itself);

(ii)	an increase in the Commitments held by any Holder (it being agreed and understood that any individual Holder may waive such right as to itself);

(iii)
a decrease in the amount of principal or fees, or an extension in the scheduled dates of payment, of principal or fees payable hereunder except for agency fees payable pursuant to the Agency Fee Agreement (it being agreed and understood that any individual Holder may waive such right as to itself);

(iv)	the dates or amounts of repayment of principal required under Sections 6.1 or 6.2 hereof (it being agreed and understood that any individual Holder may waive such right as to itself);

(v)	the types of Notes available hereunder;

(vi)
the definitions of “Majority Holders”, the payment waterfalls set forth in Section 6.3 or Section 6.4(f) or any requirement herein expressly requiring any application of proceeds to be a Pro Rata Basis or in accordance with a Holders’ Pro Rata Share (including any amendment to the defined term “Pro Rata Basis” or “Pro Rata Share”);

(vii)	an assignment or transfer by the Issuer of any or all of its rights and obligations under this Agreement, other than as permitted by Section 10.2(d);

(viii)	this Section 15.1(e);

(ix)
any release or subordination of all or substantially all of the Collateral or the release or subordination of all or substantially all of the Guarantees provided by the Subsidiaries, except, in the case of a release of a Guarantee, in connection with a transaction permitted by this Agreement;

(x)	upon the issuance of any Additional Notes, Section 10.2(n); or

(xi)	any provision hereof expressly contemplating or requiring “unanimous” consent, approval or agreement of the Holders;

shall require the unanimous consent in writing of all the adversely affected Holders; and any amendment or waiver which changes or relates to the rights or obligations of the Agent shall also require the agreement of the Agent thereto in writing; and any amendment or waiver to the definition of “Majority New Money Holders” shall require the agreement of each Holder holding an Initial Commitment.

(f)
Provided that an Event of Default has occurred and is continuing, the Agent shall declare an Event of Default and demand payment of any or all of the Obligations when directed to do so by the written notice of the Majority Holders (provided that upon the occurrence of the events described in Section 12.1(f) such declaration and acceleration shall be automatic and no such notice shall be required).

15.2    Procedure for Making Note Purchase.

(a)
Except as expressly otherwise provided herein (including with respect to the issuance, purchase, or exchange of New Money Notes and Additional Notes, as applicable), all Note Purchases made by the Holders on the Funding Date will be made in accordance with each Holder’s Pro Rata Share of such Note Purchase.

(b)
The Agent will not be liable for any damages, claims or costs which may be suffered by the Issuer, the Subsidiaries, or any of the Holders occasioned by the failure of a Holder to make an Note Purchase or the failure of any Note Purchase to reach its designated destination, unless such failure is due to the gross negligence or willful misconduct of the Agent.

(c)
Unless the Agent has been notified by a Holder at least one Business Day prior to the Purchase Date requested by the Issuer that such Holder will not make available to the Agent its Pro Rata Share of the relevant Note Purchase, the Agent may assume that such Holder has made or will make such portion of the Note Purchase available to the Agent on the Purchase Date in accordance with the provisions hereof and the Agent may, but shall be in no way obligated to, in reliance upon such assumption, make available to the Issuer on such date a corresponding amount. If and to the extent such Holder shall not have so made its Pro Rata Share of a Note Purchase available to the Agent, such Holder agrees to pay to the Agent forthwith on demand such Holder’s Pro Rata Share of such Note Purchase and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable hereunder by the Issuer in respect of such Note Purchase) for each day from the date such amount is made available to the Issuer until the date such amount is paid to the Agent; provided, however, that notwithstanding such obligation if such Holder fails to so pay, the Issuer covenants and agrees that, without prejudice to any rights the Issuer may have against such Holder, it shall repay such amount to the Agent forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Holder and the Issuer (which certificate shall contain reasonable details of how the amount payable is calculated) and shall be prima facie evidence thereof, in the absence of manifest error. If such Holder makes the payment to the Agent required herein, the amount so paid shall constitute such Holder’s Pro Rata Share of the Note Purchase for purposes of this Agreement.

15.3    Remittance of Payments.

Except for amounts payable to the Agent for its own account and except where this Agreement otherwise requires or contemplates payments to be made on a non-Pro Rata Basis, forthwith after receipt of any repayment of principal, interest or fees pursuant hereto, the Agent shall remit to the Applicable Office of each Holder its Pro Rata Share of such payment; provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Holder its share of such payment and the Issuer fails to make such payment, each of the Holders on receipt of such remittance from the Agent agrees to repay to the Agent forthwith on demand an amount equal to the remittance together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner customarily applicable to interbank payments for each day from the date such amount is remitted to the Holders without prejudice to any right such Holder may have against the Issuer. The exact amount of the repayment required to be made by the Holders pursuant hereto shall be as set forth in a certificate delivered by the Agent to each Holder, which certificate shall be conclusive and binding for all purposes in the absence of manifest error.
15.4    Redistribution of Payment.

If a Holder (an “Overpaid Holder”) shall obtain any payment (an “Excess Payment”), whether voluntary, involuntary, through the exercise of any right of set off or otherwise (other than any amounts expressly permitted to be paid solely to such Holder pursuant to this Agreement), to be applied on account of any portion of the Obligations owed to it in excess of its share thereof as provided for hereunder, then:

(a)
such Overpaid Holder shall immediately pay to the Agent an amount equal to the Excess Payment, together with interest thereon at a rate determined in accordance with such Overpaid Holder’s usual business practice in respect of deposits of amounts comparable to the amount of such payment at the time such payment is made, whereupon the Agent shall notify the Issuer of such amount and of its receipt by the Agent;

(b)	the Agent shall remit to each Holder (other than the Overpaid Holder) its share of such Excess Payment (calculated without reference to the share of the Overpaid Holder);

(c)	as between the Issuer and the Overpaid Holder, the Excess Payment shall, except as provided in paragraph (d) below, be treated as not having been paid; and

(d)
as between the Issuer and each Holder (other than the Overpaid Holder), the applicable share of the Excess Payment shall be treated as having been paid to each such Holder on the date such Excess Payment was made to the Overpaid Holder;

provided that if all or any portion of such Excess Payment is subsequently required to be repaid by the Overpaid Holder to the Issuer, each other Holder will promptly repay to the Agent for the account of such Overpaid Holder an amount equal to any amount which such other Holder had received pursuant to this Section. This Section 15.4 shall not limit any Holders right to receive non-pro rata application of payments as provided for in Sections 6.3 and 6.4(f), respectively, and shall not require any such payments to be repaid to any other Holder under this Section 15.4.

15.5    General Immunity.

(a)
No Responsibility for Certain Matters. Agent shall not be responsible to any Holder for the execution, effectiveness, genuineness, validity, enforceability, collectability or sufficiency hereof or any other Note Document or for any representations, warranties, recitals or statements made herein or therein or made in any written or oral statements or in any financial or other statements, instruments, reports or certificates or any other documents furnished or made by Agent to the Holders or by or on behalf of any Note Party to Agent or any Holder in connection with the Note Documents and the transactions contemplated thereby or for the financial condition or business affairs of any Note Party or any other Person liable for the payment of any Obligations, nor shall Agent be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained in any of the Note Documents or as to the use of the proceeds of the Notes or as to the existence or possible existence of any Event of Default or Default or to make any disclosures with respect to the foregoing. Agent shall not be responsible for the satisfaction of any condition set forth in Article 11 or elsewhere in any Note Document, other than to confirm receipt of items expressly required to be delivered to Agent. Agent will not be required to take any action that is contrary to applicable law or any provision of this Agreement or any Note Document. Anything contained herein to the contrary notwithstanding, Agent shall not have any liability arising from confirmations of the amount of outstanding Notes or the component amounts thereof.

(b)
Exculpatory Provisions. Subject to clause (b)(ii) hereof further limiting the liability of Agent, neither Agent nor any of its officers, partners, directors, employees or agents shall be liable to the Holders for any action taken or omitted by Agent under or in connection with any of the Note Documents, except to the extent caused by Agent’s gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final, nonappealable order. Agent shall be entitled to refrain from any act or the taking of any action (including the failure to take an action) in connection herewith or any of the other Note Documents or from the exercise of any power, discretion or authority vested in it hereunder or thereunder, except powers and authority expressly contemplated hereby or thereby, unless and until Agent shall have received written instructions in respect thereof from Majority Holders (or the Holders as may be required to give such instructions under Section 15.1) or in accordance with the applicable Security Document, and, upon receipt of such instructions from Majority Holders (or the Holders, as the case may be), or in accordance with the other applicable Security Document, as the case may be, Agent shall act or (where so instructed) refrain from acting, or to exercise such power, discretion or authority, in accordance with such instructions. Without prejudice to the generality of the foregoing, (i) Agent shall be entitled to rely, and shall be fully protected in relying, upon any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper Person or Persons, and shall be entitled to rely and shall be protected and free from liability in relying on opinions and judgments of attorneys (who may be attorneys for the Note Parties or the Holders), accountants, experts and other professional advisors selected by it; and (ii) no Holder shall have any right of action whatsoever against Agent as a result of Agent acting or (where so instructed) refraining from acting hereunder or any of the other Note Documents in accordance with the instructions of Majority Holders (or the Holders as may be required to give such instructions under Section 15.1) or in accordance with the applicable Security Document. Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Note Document unless Agent shall first receive such advice or concurrence of the Holders (as required by this Agreement) and until such instructions are received, Agent shall act, or refrain from acting, as it deems advisable. If Agent so requests, it shall first be indemnified to its reasonable satisfaction by the Holders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Note Document in accordance with a request or consent of the Majority Holders and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Holders. No provision of this Agreement or any other Note Document or any agreement or instrument contemplated hereby or thereby, the transactions contemplated hereby or thereby shall require Agent to: (i) expend or risk its own funds or provide indemnities in the performance of any of its duties hereunder or the exercise of any of its rights or power or (ii) otherwise incur any financial liability in the performance of its duties or the exercise of any of its rights or powers. Agent shall not be responsible for (i) perfecting, maintaining, monitoring, preserving or protecting the security interest or lien granted under this Agreement, any other Note Document or any agreement or instrument contemplated hereby or thereby, (ii) the filing, re-filing, recording, re- recording or continuing of any document, financing statement, mortgage, assignment, notice, instrument of further assurance or other instrument in any public office at any time or times, or (iii) providing, maintaining, monitoring or preserving insurance on or the payment of taxes with respect to any of the Collateral. The actions described in items (i) through (iii) of the immediately preceding sentence shall be the responsibility of the Holders and the Note Parties. Agent shall not be required to qualify in any jurisdiction in which it is not presently qualified to perform its obligations as Agent. Agent has accepted and is bound by the Note Documents executed by Agent as of the date of this Agreement and, as directed in writing by the Majority Holders, Agent shall execute additional Note Documents delivered to it after the date of this Agreement; provided, however, that such additional Note Documents do not adversely affect the rights, privileges, benefits and immunities of Agent. Agent will not otherwise be bound by, or be held obligated by, the provisions of any loan agreement, indenture or other agreement governing the Obligations (other than this Agreement and the other Note Documents to which such Agent is a party). No written direction given to Agent by the Majority Holders or any Note Party that in the sole judgment of Agent imposes, purports to impose or might reasonably be expected to impose upon Agent any obligation or liability not set forth in or arising under this Agreement and the other Note Documents will be binding upon Agent unless Agent elects, at its sole option, to accept such direction. Agent shall not be responsible or liable for any failure or delay in the performance of its obligations under this Agreement or the other Note Documents arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; terrorism; wars and other military disturbances; sabotage; epidemics; riots; business interruptions; loss or malfunctions of utilities, computer (hardware or software) or communication services; accidents; labor disputes; acts of civil or military authority and governmental action. Beyond the exercise of reasonable care in the custody of the Collateral in the possession or control of the Agent or its bailee, Agent will not have any duty as to any other Collateral or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto. Agent will be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property, and Agent will not be liable or responsible for any loss or diminution in the value of any of the Collateral by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by Agent in good faith. Agent will not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, except to the extent such action or omission constitutes gross negligence or willful misconduct on the part of Agent, as determined by a court of competent jurisdiction in a final, nonappealable order, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of any grantor to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. Agent hereby disclaims any representation or warranty to the present and future holders of the Obligations concerning the perfection of the Liens granted hereunder or in the value of any of the Collateral. In the event that Agent is required to acquire title to an asset for any reason, or take any managerial action of any kind in regard thereto, in order to carry out any fiduciary or trust obligation for the benefit of another, which in Agent’s sole discretion may cause Agent to be considered an “owner or operator” under any environmental laws or otherwise cause Agent to incur, or be exposed to, any environmental liability or any liability under any other federal, state or local law, Agent reserves the right, instead of taking such action, either to resign as Agent or to arrange for the transfer of the title or control of the asset to a court appointed receiver. Agent will not be liable to any person for any environmental liability or any environmental claims or contribution actions under any federal, state or local law, rule or regulation by reason of Agent’s actions and conduct as authorized, empowered and directed hereunder or relating to any kind of discharge or Release or threatened discharge or Release of any Hazardous Materials into the environment. Each Holder authorizes and directs Agent to enter into this Agreement and the other Note Documents to which it is a party. Each Holder agrees that any action taken by Agent or Majority Holders in accordance with the terms of this Agreement or the other Note Documents and the exercise by Agent or Majority Holders of their respective powers set forth therein or herein, together with such other powers that are reasonably incidental thereto, shall be binding upon all of the Holders.

(c)
Notice of Default. Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, except with respect to Events of Default in the payment of principal, interest and fees required to be paid to Agent for the account of the Holders, unless Agent shall have received written notice from a Holder or the Issuer in accordance with the notice requirements of Section 18.5 herein referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default.” Agent will notify the Holders of its receipt of any such notice, Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable or in the best interest of the Holders.

15.6    Prompt Notice to Holders.

Notwithstanding any other provision herein, the Agent agrees to provide to the Holders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Issuer, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of Agent hereunder.
15.7    Agent’s and Holders’ Authorities.

With respect to its Commitments and its Pro Rata Shares of the Note Purchases made by it as a Holder (if any), the Agent shall have the same rights and powers under this Agreement as any other Holder and may exercise the same as though it were not the Agent. Subject to the express provisions hereof relating to the rights and obligations of the Agent and the Holders in such capacities, the Agent and each Holder may accept deposits from, lend money to, and generally engage in any kind of business with the Issuer and the Subsidiaries or any corporation or other entity owned or controlled by any of them and any Person which may do business with any of them without any duties to account therefor to the Agent or the other Holders and, in the case of the Agent, all as if it was not the Agent hereunder.
15.8    Holder Credit Decision.

It is understood and agreed by each Holder that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Issuer and its Subsidiaries. Each Holder represents to the Agent that it is engaged in the business of making and evaluating the risks associated with commercial revolving or term loans, or both, to corporations similar to the Issuer, that it can bear the economic risks related to the transaction contemplated hereby, that it has had access to all information deemed necessary by it in making such decision (provided that this representation shall not impair its rights against the Issuer) and that it is entering into this Agreement in the ordinary course of its commercial lending business. Accordingly, each Holder confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (i) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Issuer or any other Person under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Holder by the Agent), or (ii) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Issuer or any Material Subsidiary. Each Holder acknowledges that a copy of this Agreement has been made available to it for review and each Holder acknowledges that it is satisfied with the form and substance of this Agreement and the other Note Documents. Each Holder hereby covenants and agrees that it will not make any arrangements with the Issuer for the satisfaction of any Notes or other Obligations without the consent of all other Holders.
15.9    Indemnification of Agent.

The Holders hereby agree to indemnify the Agent (to the extent not reimbursed by the Issuer), on a pro rata basis, in accordance with their respective commitments as a proportion of the aggregate of all outstanding commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Agent under or in respect of this Agreement in its capacity as Agent; provided that no Holder shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent’s gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final, nonappealable order. If the Issuer subsequently repays all or a portion of such amounts to the Agent, then the Agent shall reimburse the Holders their pro rata shares (according to the amounts paid by them in respect thereof) of the amounts received from the Issuer. Without limiting the generality of the foregoing, each Holder agrees to reimburse the Agent promptly upon demand for its portion (determined as above) of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Holders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Issuer.

15.10    Successor Agent.

The Agent may, as hereinafter provided, resign at any time by giving 45 days’ prior written notice thereof to the Holders and the Issuer. Agent may be removed as Agent at the request of the Majority Holders. Upon any such resignation or removal, the Majority Holders shall, after soliciting the views of the Issuer, have the right to appoint another Holder as a successor agent (the “Successor Agent”) subject to, other than during the occurrence of a Default or Event of Default, the approval of the Issuer (such approval not to be unreasonably withheld, conditioned or delayed). If no Successor Agent’ shall have been so appointed by the Majority Holders and shall have accepted such appointment within 30 days after the retiring Agent’s giving of notice of resignation or the Majority Holders’ request for removal, as applicable, then the retiring Agent’s resignation or removal shall nevertheless thereupon become effective and the Majority Holders shall perform all of the duties of the Agent, as applicable, hereunder until such time, if any, as the Majority Holders appoint a successor Agent as provided for above. Upon the acceptance of any appointment as Agent hereunder by a Successor Agent and payment of the outstanding fees and expenses of the resigning or removed Agent, such Successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall thereupon be discharged from its further duties and obligations as Agent under this Agreement. After any retiring Agent’s resignation or removal hereunder as Agent, this Article shall continue to inure to its benefit as to any actions taken or omitted to be taken by it as Agent or in its capacity as Agent while it was Agent hereunder. After any Agent’s resignation or removal hereunder as Agent, the provisions of this Section 15.10 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent hereunder.
15.11    Taking and Enforcement of Remedies.

(a)
Each of the Holders hereby acknowledges that, to the extent permitted by Laws, the remedies provided hereunder to the Holders are for the benefit of the Holders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but collectively by the Agent acting upon the direction of the Majority Holders regardless of whether any Obligations is accelerated pursuant to Section 12.2. Notwithstanding any of the provisions contained herein, each of the Holders hereby covenants and agrees that it shall not be entitled to individually take any action, including any exercise of any remedies under Section 12.2, but that any such action shall be taken only by the Agent with the prior written agreement or instructions of the Majority Holders; provided that, notwithstanding the foregoing, if (i) the Agent, having been adequately indemnified against costs and expenses of so doing by the Holders, shall fail to carry out any such instructions of the Majority Holders, any Holder may do so on behalf of all Holders and shall, in so doing, be entitled to the benefit of all protections given the Agent hereunder or elsewhere, and (ii) in the absence of instructions from the Majority Holders and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may, but shall not be obligated, without notice to or consent of the Holders or any of them take such action on behalf of the Holders as it deems appropriate or desirable in the interests of the Holders. Each of the Holders hereby further covenants and agrees that upon any such written consent being given by the Majority Holders, or upon a Holder or the Agent taking action as aforesaid, it shall cooperate fully with the Holder or the Agent to the extent requested by the Holder or the Agent in the collective realization including and, if applicable, the appointment of a receiver, or receiver and manager to act for their collective benefit. Each Holder covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, including any instruments necessary to effect any registrations, so as to fully carry out the intent and purpose of this Section; and each of the Holders hereby covenants and agrees that subject to Sections

3.7, 9.2, 14.4 and 15.16, it has not heretofore and it shall not seek, take, accept or receive any security for any of the Obligations of the Issuer hereunder or under any other document, instrument, writing or agreement ancillary hereto and shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Notes and the transactions contemplated pursuant to the Note Documents, unless all of the Holders shall at the same time obtain the benefit of any such security or agreement.

(b)
With respect to any enforcement, realization or the taking of any rights or remedies to enforce the rights of the Holders hereunder, all monies received from time to time by the Agent in respect of the foregoing shall be held separate and apart from the other assets of the Agent, and the Holders shall be entitled to their pro rata shares of such monies (according to the Obligations then owing to each of them) in accordance with the provisions of this Agreement.

15.12    Reliance Upon Agent.

The Issuer shall be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to this Agreement, and the Issuer shall generally be entitled to deal with the Agent with respect to matters under this Agreement which the Agent is authorized to deal with without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Holders and without any liability whatsoever to the Holders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent, notwithstanding any lack of authority of the Agent to provide the same.
15.13    No Liability of Agent.

The Agent shall have no responsibility or liability to the Issuer on account of the failure of any Holder to perform its obligations hereunder (unless such failure was caused, in whole or in part, by the Agent’s gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final, nonappealable order), or to any Holder on account of the failure of the Issuer or any Holder to perform its obligations hereunder.
15.14    Article for Benefit of Agent and Holders

The provisions of this Article 15 which relate to the rights and obligations of the Holders to each other or to the rights and obligations between the Agent and the Holders shall be for the exclusive benefit of the Agent and the Holders, and, except to the extent expressly provided for in this Article, the Issuer shall not have any rights or obligations thereunder or be entitled to rely for any purpose upon such provisions. Any Holder may waive in writing any right or rights which it may have against the Agent or the other Holders hereunder without the consent of or notice to the Issuer.
15.15    Gross Negligence, Bad Faith and Willful Misconduct.

No act or omission of the Agent or its Affiliates, officers, directors, employees or agents shall be considered gross negligence or willful misconduct if the act or omission was done or omitted in accordance with the express, implied or deemed instructions or concurrence of the Majority Holders and in accordance with this Agreement.

15.16    The Agent and Defaulting Holders.1

(a)
Each Defaulting Holder shall be required to provide to the Agent cash in an amount, as shall be determined from time to time by the Agent in its discretion, equal to all obligations of such Defaulting Holder to the Agent that are owing pursuant to this Agreement. Such cash shall be held by the Agent in one or more cash collateral accounts, which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall be entitled to apply the foregoing cash in accordance with Section 15.9.

(b)
In addition to the indemnity and reimbursement obligations in Section 15.9 each Holder agrees to indemnify the Agent and hold it harmless (to the extent not reimbursed by the Issuer) on a pro rata basis, in accordance with its respective aggregate Commitments (and in calculating the pro rata basis of a Holder, ignoring the Commitments of Defaulting Holders) any amount that a Defaulting Holder fails to pay the Agent and which is due and owing to the Agent pursuant to Section 15.9. Each Defaulting Holder agrees to indemnify each other Holder for any amounts paid by such Holder and which would otherwise be payable by the Defaulting Holder.

(c)
The Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Defaulting Holder pursuant to this Agreement, which amounts shall be used by the Agent:

(i)	first, to reimburse the Agent for any amounts owing to it by the Defaulting Holder pursuant to any Note Document; and

(ii)
second, to cash collateralize all other obligations of such Defaulting Holder to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion, including such Defaulting Holder’s obligation to pay, on a pro rata basis, in accordance with its respective Commitments, any indemnification or expense reimbursement amounts not paid by the Issuer.

(d)
For greater certainty and in addition to the foregoing, neither the Agent nor any of its Affiliates nor any of their respective shareholders, officers, directors, employees, agents or representatives shall be liable to any Holder (including, without limitation, a Defaulting Holder) for any action taken or omitted to be taken by it in connection with amounts payable by the Issuer to a Defaulting Holder and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement, save and except for the gross negligence or willful misconduct of the Agent.

1    Under further UBS/Shipman review

15.17    Intercreditor Agreement.

Each Holder (and each Person that becomes a Holder hereunder pursuant to Article 16) hereby authorizes the Agent to enter into, join or otherwise become party to the Intercreditor Agreement on behalf of such Holder, in each case, as needed to effectuate the transactions permitted by this Agreement and agrees that the Agent may take such actions on its behalf as is contemplated by the terms of Intercreditor Agreement. Without limiting the provisions of Sections 10.1(a), 14.1 and 15.1 each Holder hereby consents to the Agent and any successor serving in such capacity and agrees not to assert any claim (including as a result of any conflict of interest) against the Agent, or any such successor, arising from the role of the Agent or such successor under the Note Documents or any such intercreditor agreement so long as it is either acting in accordance with the terms of such documents and otherwise has not engaged in gross negligence or willful misconduct (as determined in a final and non-appealable judgment by a court of competent jurisdiction). In addition, the Agent, or any such successor, shall be authorized, with the consent of the Majority Holders, to execute or to enter into amendments of, and amendments and restatements of, the Security Documents, the Intercreditor Agreement and any additional and replacement intercreditor agreements, as is contemplated by the terms of the Intercreditor Agreement.
ARTICLE 16
ASSIGNMENT

16.1    Assignments.

(a)
Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto and the successors and assigns of the Holders. No Note Party’s rights or obligations hereunder nor any interest therein may be assigned or delegated by any such Person without the prior written consent of all the Majority Holders (and any attempted assignment or transfer by any such Person without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, Affiliates of each of Agent and the Holders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)
Assignments. After the Funding Date, any Holder may assign to one or more assignees, any natural Person, and any entity or trust for the primary benefit of a natural Person (each Person not so excluded, an “Assignee”), any Notes and all or a portion of its rights and obligations under this Agreement in accordance with the transfer restrictions set forth in the Note; provided, however, that at any time prior to the second anniversary of the Funding Date, if there are no more than two Affiliated Groups of Holders under this Agreement, any such sale, assignment or transfer that would result in any such Holder failing to hold at least 50.1% of its pro rata share of the aggregate outstanding principal amounts of the Notes and outstanding commitments in respect of the New Money Notes, as applicable, shall require the prior written consent of the Issuer (such consent not to be unreasonably withheld and it being understood and agreed that the Issuer shall be deemed to have consented to any such sale, assignment or transfer unless the Issuer shall object thereto by written notice to the Agent within five (5) Business Days after having received written notice thereof); provided further that no consent of the Issuer shall be required if (1) an Event of Default has occurred and is continuing or (2) a sale, assignment or transfer is by a Holder  to any Related Fund or Affiliate of such Holder.

(i)
Assignments shall be subject to execution and delivery to the Agent of an Assignment Agreement, together with a processing and recordation fee of $[Amount Redacted] (other than in the case of an assignment by a Holder to one or more of its Related Funds and Affiliates).

(ii)
Subject to Section 6.1(b)(iv) and the acceptance and recording thereof, from and after the effective date specified in each Assignment Agreement the Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment Agreement, have the rights and obligations of a Holder under this Agreement, and the assigning Holder thereunder shall, to the extent of the interest assigned by such Assignment Agreement, be released from its obligations under this Agreement (and, in the case of an Assignment Agreement covering all of the assigning Holder’s rights and obligations under this Agreement, such Holder shall cease to be a party hereto but shall continue to be entitled to the benefits of Section 7.1 and Section 15.9). If any such assignment occurs after the issuance of any Note hereunder, the assigning Holder shall, upon the effectiveness of such assignment or as promptly thereafter as practicable, surrender its applicable Note to the Agent for cancellation, and thereupon the Issuer shall issue and deliver a new Note, if so requested by the assignee and/or assigning Holder, to such assignee and/or to such assigning Holder, with appropriate insertions, to reflect the outstanding principal balance under the Notes of the assignee and/or the assigning Holder. Any assignment or transfer by a Holder of rights or obligations under this Agreement that does not comply with this Section 16.1 shall be treated for purposes of this Agreement as a sale by such Holder of a participation in such rights and obligations in accordance with Section 16.1(c).

(iii)
The Agent, acting solely for this purpose as a non‑fiduciary agent of the Issuer, shall maintain at one of its offices a copy of each Assignment Agreement delivered to it and the Register. The entries in the Register shall be conclusive absent manifest error, and the Issuer, the Agent and the Holders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Holder hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Issuer and any Holder, at any reasonable time and from time to time upon reasonable prior notice. (as described in Section 2.4(b)). In connection with any changes to the Register, if necessary, the Agent will reflect the revisions on Schedule A and forward a copy of such revised Schedule A to the Issuer and each Holder.

(iv)
Upon its receipt of a duly completed Assignment Agreement executed by an assigning Holder and an assignee, the Assignee’s completed administrative questionnaire and, if required hereunder, applicable tax forms (unless the Assignee shall already be a Holder hereunder), the processing and recordation fee referred to in this Section 16.1(b) and any written consent to such assignment required by this Section 16.1(b), the Agent shall accept such Assignment Agreement and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this Section 16.1(b).

(v)	Each Holder, in its role as assignee, upon executing and delivering an Assignment Agreement, represents and warrants as of the applicable effective date (as set forth in the applicable Assignment Agreement) that (A) it has experience and expertise in the making of or investing in notes; and (B) it will make or invest in, as the case may be, its Notes for its own account in the ordinary course of its business and without a view to distribution of such Notes within the meaning of the Securities Act or the Exchange Act or other federal securities laws (it being understood that, subject to the provisions of this Section 16.1, the disposition of Notes or any interests therein shall at all times remain within its exclusive control). In addition, each Holder becoming party hereto after the Funding Date, upon executing and delivering an Assignment Agreement, shall be deemed to have made the representations and warranties contained in Article 19 as of the applicable effective date (as set forth in the applicable Assignment Agreement).

(vi)	Notwithstanding the foregoing, no assignment or participation shall be made to any Note Party or any Affiliate of a Note Party.

Each Holder may at any time, without the consent of, or notice to, the Issuer, the Agent or any other Person, sell participations to any Person (other than a natural Person, an entity or trust for the primary benefit of a natural Person, or the Issuer or any of the Issuer’s Affiliates or Subsidiaries) (a “Participant”) in all or a portion of such Holder’s rights and obligations under the Notes owing to it and this Agreement; provided that (A) such Holder’s obligations under this Agreement shall remain unchanged, (B) such Holder shall remain solely responsible to the other parties hereto for the performance of such obligations, (C) the Issuer, the Agent and the other Holders shall continue to deal solely and directly with such Holder in connection with such Holder’s rights and obligations under this Agreement, and (D) the selling Holder shall maintain the Participant Register. Any agreement or instrument pursuant to which a Holder sells such a participation shall provide that such Holder shall retain the sole right to enforce the Notes owing to it and this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Holder will not, without the consent of the Participant, agree to any amendment, modification or waiver described in to Section 15.1(e) that affects such Participant. In addition such agreement must provide that the Participant be bound by the provisions of Section 15.1. Subject to Section 16.1(c)(ii), the Issuer agrees that each Participant shall be entitled to the benefits of Section 7.1 to the same extent as if it were a Holder and had acquired its interest by assignment pursuant to Section 16.1(b). To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 12.3 as though it were a Holder. Each Holder that sells a participation shall, acting solely for this purpose as a non‑fiduciary agent of the Issuer, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Notes or other obligations under the Note Documents (the “Participant Register”); provided that no Holder shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Note Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Treasury Regulation Section 5f.103‑1(c), proposed Treasury Regulation 1.163-5 or any applicable temporary, final or other successor regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Holder shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register.
A Participant shall not be entitled to receive any greater payment under Section 7.1 than the applicable Holder would have been entitled to receive with respect to the participation sold to such Participant, unless the entitlement to a greater payment results from a change in Law after such Participant acquired its participation.

(c)
Any Holder may at any time pledge or assign a security interest in all or any portion of its rights under Notes owing to it and this Agreement to secure obligations of such Holder, including any pledge or assignment to secure obligations to a Federal Reserve Bank or a central bank, and this Section 16.1(d) shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Holder from any of its obligations hereunder or substitute any such pledgee or Assignee for such Holder as a party hereto.

(d)
Notwithstanding any other provisions of this Section 16.1, no transfer or assignment of the interests or obligations of any Holder or any grant of participations therein shall be permitted if such transfer, assignment or grant would require the Issuer and the other Note Parties to file a registration statement with the SEC or to qualify the Notes under the “blue sky” laws of any state.

ARTICLE 17
[RESERVED]

ARTICLE 18
GENERAL PROVISIONS

18.1    Exchange and Confidentiality of Information.

All information furnished from time to time (either before, on or after the date hereof) by or on behalf of the Issuer or any other Note Party to the Agent or a Holder or any of their representatives or advisors (each, a “Recipient”) (other than any such information that is available to the Agent or a Holder on a nonconfidential basis prior to disclosure by such Note Party) is so furnished on a confidential basis (such information, the “Confidential Information”) and the Recipients will maintain the confidentiality thereof in accordance with the terms hereof; provided however, that a Recipient may disclose such information (i) to its Affiliates, Related Funds, partners, prospective partners, members and prospective members and its and their respective directors, managers, officers, employees, attorneys, accountants, advisors, auditors, consultants, agents or representatives with a need to know such Confidential Information (collectively “Permitted Recipients”) provided that such potential assignee or transferee shall have been advised of and agree to be bound by the provisions of this Section 18.1, (ii) to any potential assignee or transferee of any of its rights or obligations hereunder (including without limitation, in connection with a sale of any or all of the Notes) or any of their agents and advisors provided that such potential assignee or transferee shall have been advised of and agree to be bound by the provisions of this Section 18.1, (iii) if such information (x) becomes publicly available other than as a result of a breach of this Section 18.1, (y) becomes available to a Recipient or any of its Permitted Recipients on a non-confidential basis from a source other than the Note Parties or (z) is independently developed by the Recipient or any of its Permitted Recipients without the use of or reliance on such information, (iv) to enable it to enforce or otherwise exercise any of its rights and remedies under any Note Document or (v) as consented to by the Issuer. Notwithstanding anything to the contrary set forth in this Section 18.1 or otherwise, nothing herein shall prevent a Recipient or its Permitted Recipients from complying with any legal requirements (including, without limitation, pursuant to any rule, regulation, stock exchange requirement, self-regulatory body, supervisory authority, other applicable judicial or governmental order, legal process, fiduciary or similar duties or otherwise) to disclose any Confidential Information. In addition, the Recipient and its Permitted Recipients may disclose Confidential Information if so requested by a governmental, self-regulatory or supervisory authority. Each Note Party hereby acknowledges and agrees that, subject to the restrictions on disclosure of Confidential Information as provided in this Section 18.1, the Recipient and their respective Affiliates are in the business of making investments in and otherwise engaging in businesses which may or may not be in competition with the Note Parties or otherwise related to their and their Affiliates’ respective business and that nothing herein shall, or shall be construed to, limit the Holders’ or their Affiliates’ ability to make such investments or engage in such businesses. Notwithstanding any other provision of this Section 18.1, the parties (and each employee, representative, or other agent of the parties) may disclose to any and all taxing authorities and tax advisors, the Tax treatment and any facts that may be relevant to the Tax structure of the transactions contemplated by this Agreement and the other Note Documents; provided, however, that no party (and no employee, representative, or other agent thereof) shall disclose any other information that is not relevant to an understanding of the Tax treatment and Tax structure of the transaction (including the identity of any party and any information that could lead another to determine the identity of any party), or any other information to the extent that such disclosure could reasonably result in a violation of any applicable securities law.
The Issuer understands and acknowledges that in the regular course of a Holder’s business, such Holder may invest in companies that have issued securities that are publicly traded (each, a “Public Company”). Accordingly, Issuer covenants and agrees that before providing material non-public information about any Public Company (other than material non-public information in respect of the Issuer) (“Public Company Information”), the Issuer will use reasonable best efforts to provide prior written notice to the applicable compliance personnel indicated in Schedule C. The Issuer shall not disclose Public Company Information to such Holder without written authorization from such compliance personnel; provided that any failure to comply with this Section 18.1 shall not constitute a Default or an Event of Default hereunder.
Notwithstanding anything herein to the contrary, each party hereto hereby agrees that this Section 18.1 replaces and supersedes in its entirety that certain Confidentiality Agreement dated as of April 24, 2018, as amended.
18.2    Telephone Instructions.

Any verbal instructions given by the Issuer in relation to this Agreement will be at the risk of the Issuer and promptly confirmed in writing in order to be effective.
18.3    Further Assurances.

Each party hereto shall, at the request of the other (but at the expense of the Issuer), perform all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of the other, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Note Documents.
18.4    Conflicting Provisions.

In the event of (but to the extent only of) a conflict or inconsistency between the terms of this Agreement and any of the other Note Documents, the terms of this Agreement shall govern. For greater certainty, the existence of additional rights of the Agent or the Holders or additional obligations of the Issuer or any Material Subsidiary in any of the other Note Documents shall not constitute a conflict or any inconsistency.

18.5    Notice.

(a)
Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to Section 18.5(b)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by fax, as follows:

(i)	if to the Issuer:
Bellatrix Exploration Ltd.
1920, 800 - 5th Avenue SW
Calgary, Alberta, T2P 3T6

Attention: [Redacted]
Fax No.: [Redacted]

(ii)	if to the Agent, as set forth on Schedule D.

(iii)	if to any other Holder, as set forth on Schedule A.

(b)
Notices and other communications to the Holders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Agent and Majority Holders; provided that the foregoing shall not apply to notices pursuant to Article 2, Article 3, Article 5 and Article 7 unless otherwise agreed by the Agent and the applicable Holder. The Agent, any Holder or the Issuer may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

Any party hereto may change its address or fax number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt or upon confirmed receipt of fax transmission (which confirmation may be made by telephone call, or other means as is reasonably acceptable by the Agent or applicable Holder, by the sender to the Agent or applicable Holder).
18.6    Non-Performance of Covenants.

If the Issuer fails to perform any of its covenants or agreements hereunder, the Agent or Majority Holders may itself, but shall not be obliged to, perform or cause to be performed the same and all reasonable expenses incurred or payments made by the Agent or Majority Holders in so doing shall be paid by the Issuer forthwith upon demand. Any such expenses or payments remaining unpaid after demand shall bear interest at the Default Rate, calculated daily and compounded monthly, from the date such expense or payment was incurred or made by the Agent or Majority Holders until paid.
18.7    Anti-Money Laundering/Know Your Client Laws.

(a)
Each Holder and the Agent (for itself and not on behalf of any Holder) hereby notifies the Issuer that pursuant to the requirements of Anti-Money Laundering/Anti-Terrorist Financing Laws and “know your client” Applicable Laws (collectively, including any guidelines or orders thereunder, “AML/KYC Legislation”), it may be required to obtain, verify and record information that identifies the Issuer and its Subsidiaries, which information includes the name and address of each such person and such other information that will allow such Holder or the Agent, as applicable, to identify each such person in accordance with AML/KYC Legislation (including information regarding such person’s directors, authorized signing officers, or other persons in control of each such person). The Issuer shall promptly provide and cause its Subsidiaries to provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Holder or the Agent (for itself and not on behalf of any Holder), or any prospective assignee or participant of a Holder or the Agent, in order to comply with any applicable AML/KYC Legislation, whether now or hereafter in existence.

(b)
If, upon the written request of any Holder, the Agent has ascertained the identity of the Issuer or any Subsidiary or any authorized signatories of such person for the purposes of applicable AML/KYC Legislation on such Holder’s behalf, then the Agent:

(i)
shall be deemed to have done so as an agent for such Holder, and this Agreement shall constitute a “written agreement” in such regard between such Holder and the Agent within the meaning of applicable AML/KYC Legislation; and

(ii)	shall provide to such Holder copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

(c)
Notwithstanding anything to the contrary in this Section 18.7, each of the Holders agrees that the Agent has no obligation to ascertain the identity of the Issuer or any Subsidiary or any authorized signatories of such person, on behalf of any Holder, or to confirm the completeness or accuracy of any information it obtains from any such person or any such authorized signatory in doing so.

18.8    Acknowledgement and Consent to Bail-In of EEA Financial Institutions.

Notwithstanding anything to the contrary in any Note Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Note Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)
the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)	the effects of any Bail-in Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)
a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its Holder Parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Note Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

18.9    Entire Agreement.

This Agreement and the other Note Documents contemplated by this Agreement constitute the entire agreement between the Issuer, the Agent and the Holders in respect of the obligations herein set out and supersede any prior agreements between the Issuer and any of the Holders concerning such obligations, except as otherwise provided in this Agreement or in any other Note Document.
18.10    Counterparts.

Any Note Document may be executed in any number of counterparts, including by facsimile and PDF, all of which taken together shall constitute one and the same instrument and any of the parties thereto may execute a Note Document by signing any such counterpart.
18.11    Transferability of Securities; Restrictive Legend.

Each note, certificate or other instrument evidencing the Notes issued by the Issuer shall be stamped or otherwise imprinted with a legend in substantially the following forms.
“THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. NEITHER THIS NOTE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.”
Notwithstanding the foregoing, the restrictive legend set forth above shall not be required after the date on which the securities evidenced by such note, certificate or other instrument bearing such restrictive legend no longer constitute “restricted securities” (as defined in Rule 144 promulgated under the Securities Act), and upon the request of the Holder of such Notes, the Issuer, without expense to such Holder, shall issue a new note, certificate or other instrument as applicable not bearing the restrictive legend otherwise required to be borne thereby.
18.12    Replacement of Notes.

Upon receipt by the Issuer of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note, and (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the Holder of such Note is, or is a nominee for, another Holder with a minimum net worth of at least $10,000,000, such Person’s own unsecured agreement of indemnity shall be deemed to be satisfactory), or (b) in the case of mutilation, upon surrender and cancellation thereof, the Issuer at its own expense shall execute and deliver, in lieu thereof, a new Note of the same series, dated and, in the case of a Note, bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

18.13    Appointment for Perfection.

Each Holder hereby appoints each other Holder as its agent for the purpose of perfecting Liens, for the benefit of the Agent and the Holders, in assets which, in accordance with Article 9 of the UCC or the Personal Property Security Act (Alberta) or any other applicable law can be perfected only by control or possession. Should any Holder obtain control or possession of any such Collateral, such Holder shall notify the Agent thereof, and, in the case of possession, promptly upon Agent’s request therefor shall deliver such Collateral to the Agent or otherwise deal with such Collateral in accordance with the Agent’s instructions.
18.14    Releases.

(a)
Release Upon Payment in Full. Upon the Payment in Full of the Obligations (other than indemnity obligations not yet due and payable of which the Issuer has not received a notice of potential claim), the Agent, at the written request and expense of the Issuer, will promptly release, reassign and transfer the Collateral to the Note Parties.

(b)
Further Assurances. If any of the Collateral shall be sold, transferred or otherwise disposed of by any Note Party in a transaction permitted by the Note Documents, then the Agent, at the request and sole expense of the applicable Note Party, shall promptly execute and deliver to such Note Party all releases or other documents reasonably necessary or desirable for the release of the Liens created by the applicable Security Documents on such Collateral. At the request and sole expense of the Issuer, a Note Party shall be released from its obligations under the Note Documents in the event that all the capital stock or other equity interests of such Note Party shall be sold, transferred or otherwise disposed of in a transaction permitted by the Note Documents; provided that the Issuer shall have delivered to the Agent, at least five Business Days prior to the date of the proposed release, a written request for release identifying the relevant Note Party and the terms of the sale or other disposition in reasonable detail, including the price thereof and any expenses in connection therewith, together with a certification by the Issuer stating that such transaction is in compliance with this Agreement and the other Note Documents.

18.15    Survival.

(a)
All covenants, agreements, representations and warranties made by the Issuer or the Note Parties herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Note Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the other Note Documents and the making of any Note Purchase, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Agent, any other Agent or any Holder may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Note or any fee or any other amount payable under this Agreement is outstanding and unpaid. The provisions of Section 1.1, Section 14.1, Section 14.2, Section 14.3, Section 14.4, this Section 18.15 and any other provision that expressly provides same herein shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Notes, or the termination of this Agreement, any other Note Document or any provision hereof or thereof.

(b)	To the extent that any payments on the Obligations or proceeds of any Collateral are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, debtor in possession, receiver or other Person under any bankruptcy law, common law or equitable cause, then to such extent, the Obligations shall be revived and continue as if such payment or proceeds had not been received and the Agent’s and the Holders’ Liens, security interests, rights, powers and remedies under this Agreement and each Note Document shall continue in full force and effect. In such event, each Note Document shall be automatically reinstated and the Issuer shall, and shall cause each other Note Party to, take such action as may be reasonably requested by the Agent and the Holders to effect such reinstatement.

18.16    Outside Date. If the Funding Date has not occurred on or prior to the Outside Date, any and all obligations of the Agent and the Initial Holders under this Agreement shall immediately cease without any further action by any Person. The Issuer shall promptly pay to the Agent, Initial Holders or [Redacted], as applicable, any and all costs, expenses, indemnification obligations or any other Obligations of the Issuer pursuant to this Agreement (including Article 14) or the Reimbursement Letter, whether or not the Funding Date has occurred.

18.17    U.S. Tax Matters. The Issuer and the Initial Holders hereby acknowledge and agree that, for U.S. federal income tax purposes, the Notes and Conforming Warrants shall be treated as being issued together as an “investment unit” within the meaning of Section 1273(c)(2) of the U.S. Internal Revenue Code of 1986, as amended (together with the Treasury regulations promulgated under the relevant Section thereof, the “Code”). Promptly following the Funding Date, the Issuer and the Initial Holders agree to cooperate in good faith to determine the “issue price” of such investment unit (within the meaning of Section 1273(b) of the Code) and the allocation of such issue price between the Notes and the Conforming Warrants in accordance with Section 1273(c)(2) of the Code, and such determination shall be binding on the Issuer and the Initial Holders for all relevant U.S. federal tax reporting and return filing purposes.

ARTICLE 19
HOLDER REPRESENTATIONS AND WARRANTIES

In order to induce the Issuer to issue and sell the Notes to the Holders on the Funding Date and on the date of each Note Purchase, each Holder hereby represents and warrants to the Issuer, and acknowledges as follows:
19.1    Organization and Standing.

Such Holder is a corporation or other entity duly incorporated or formed and validly existing under the laws of the jurisdiction of its incorporation or formation.
19.2    Accredited Investor.

Such Holder, at the time that it committed to enter into this Agreement was, and now is, an “accredited investor” as that term is defined in Rule 501 of Regulation D under the Securities Act.
19.3    Private Placement.

Such Holder understands that the Notes are being offered for sale only on a “private placement” basis and that the sale and delivery of the Notes is conditional upon such sale being exempt from the requirements as to the filing of a prospectus or registration statement or delivery of an offering memorandum or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus or delivering an offering memorandum and, as a consequence, (i) such Holder is restricted from using most of the civil remedies available under applicable securities legislation, (ii) such Holder may not receive information that would otherwise be required to be provided to it under applicable securities legislation, and (iii) the Issuer is relieved from certain obligations that would otherwise apply under applicable securities legislation.
19.4    Knowledge and Experience.

Without limiting the force and effect of the representations and warranties of any party to a Note Document, such Holder (i) has such knowledge and experience in financial and business matters, as to enable it to evaluate the merits and risks of entering into this Agreement, receiving the Notes, (ii) is able to bear the economic risk of the transaction, (iii) is able to hold its interest indefinitely unless a subsequent disposition thereof is registered under the Securities Act or is exempt from registration and is completed in compliance with applicable securities laws, (iv) has been independently advised as to restrictions with respect to trading in the Notes imposed by applicable securities laws, (v) confirms that no representation (written or oral) has been made to it (with respect to trading restrictions imposed by applicable securities laws) by or on behalf of the Issuer or Agent with respect thereto, (vi) has conducted its own investigation of the Issuer and the terms of the Note, (vii) (A) confirms it has had access to information as it deemed necessary to make its decision to purchase the Notes, and (B) has been offered the opportunity to ask questions of the Issuer and receive answers thereto, as it deemed necessary in connection with the decision to purchase the Notes, and (viii) acknowledges that it is aware of the characteristics of the Notes, and the risks relating to an investment therein.
19.5    Offer and Sales Only in Certain Circumstances.

If such Holder decides to offer, sell, pledge or otherwise transfer any of the Notes, it will not offer, sell, pledge or otherwise transfer any of such Notes, directly or indirectly, unless: (a) the sale is made pursuant to registration of the Notes under the Securities Act; (b) the sale is made to the Issuer; (c) the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the Securities Act and in compliance with applicable local securities laws and regulations; (d) the sale is made pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 144 or Rule 144A thereunder, if available, and, in either case, in accordance with any applicable state securities or “blue sky” laws; or (e) the Notes are sold in any other transaction that does not require registration under the Securities Act or any applicable state securities or “blue sky” laws.
19.6    Subsequent Purchaser Notification.

Such Holder will take reasonable steps to inform, and cause each of its Affiliates and Related Funds that is a U.S. person (as defined in Section 902 of Regulation S under the Securities Act) to take reasonable steps to inform, any person acquiring Notes from such Holder, Affiliate or Related Fund, as the case may be, in the United States that the Notes (A) have not been and will not be registered under the Securities Act, (B) are being sold to them without registration under the Securities Act in reliance on Rule 144A or in accordance with another exemption from registration under the Securities Act and (C) may not be offered, sold or otherwise transferred except (1) to the Issuer, (2) outside the United States in accordance with Regulation S and in compliance with applicable local securities laws and regulations, (3) inside the United States in accordance with (x) Rule 144A to a person whom the seller reasonably believes is a qualified institutional buyer, as defined in Rule 144A (“Qualified Institutional Buyer”) that is purchasing such Notes for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (y) pursuant to another available exemption from registration under the Securities Act.
19.7    No Materials.

Without limiting the representations and warranties set forth in the Note Documents, such Holder has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, any prospectus, sales or advertising literature describing or purporting to describe the business and affairs of the Issuer which has been prepared for delivery to, and review by, prospective purchasers in order to assist them in making an investment decision in respect of the Notes.
19.8    Transfer Restrictions.

Such Holder acknowledges and agrees that none of the Notes has been registered under the Securities Act or the securities laws of any country or state, and none of them may be sold or otherwise transferred in the absence of an effective registration thereunder unless an exemption from registration is available. Such Holder also acknowledges and agrees that the Notes are subject to resale restrictions in the United States, may be subject to resale restrictions in jurisdictions other than the United States under applicable securities laws, and that any sale or transfer will be completed in compliance with applicable securities laws.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.
ISSUER:
BELLATRIX EXPLORATION LTD.

By:    [Signed]___________________
Name:
Title:

[Signature Page to Note Purchase Agreement]

AGENT:
U.S. BANK NATIONAL ASSOCIATION, as Agent

By:    [Signed]___________________
Name:
Title:

[Signature Page to Note Purchase Agreement]

HOLDERS:
[Redacted], as a Holder
By: [Redacted], its investment adviser

By:    [Signed]___________________
Name:
Title:

By:    [Signed]___________________
Name:
Title:

[Redacted], as a Holder

By:    [Signed]___________________
Name:
Title:
[Redacted], as a Holder

By:    [Signed]___________________
Name:
Title:
[Redacted], as a
Holder

By:    [Signed]___________________
Name:
Title:

[Signature Page to Note Purchase Agreement]

SCHEDULE A
INITIAL COMMITMENTS AND HOLDERS ADDRESSES

Part I1

Holder	Total Existing Senior Unsecured Notes	Total Exchange Notes	New Money Note Commitment	Percentage of Initial Commitments	Total Initial Commitments
[Redacted]	$[Amount Redacted	$[Amount Redacted	$[Amount Redacted	[Amount Redacted]%	$[Amount Redacted
[Redacted]	$[Amount Redacted	$[Amount Redacted	$[Amount Redacted	[Amount Redacted]%	$[Amount Redacted
[Redacted]	$[Amount Redacted	$[Amount Redacted	$[Amount Redacted	[Amount Redacted]%	$[Amount Redacted
[Redacted]	$[Amount Redacted	$[Amount Redacted	$[Amount Redacted	[Amount Redacted]%	$[Amount Redacted
Total:	$80,120,000.00	$[72,108,000][2]	$40,000,000.00	100%	$[112,108,000]

1    Effective after January 1, 2019 if no Additional Notes are issued.
2    NTD: To update for accrued and unpaid interest as of the Funding Date.

Part II3    Effective (i) prior to January 1, 2019 and (ii) if any Additional Notes are issued.

Holder	Total Existing Senior Unsecured Notes	Total Exchange Notes	New Money Note Commitment	Percentage of Initial Commitments	Total Initial Commitments
[Redacted]	$[Amount Redacted	$[Amount Redacted	$[Amount Redacted	[Amount Redacted]%	$[Amount Redacted
[Redacted]	$[Amount Redacted	$[Amount Redacted	$[Amount Redacted	[Amount Redacted]%	$[Amount Redacted
[Redacted]	$[Amount Redacted	$[Amount Redacted	$[Amount Redacted	[Amount Redacted]%	$[Amount Redacted
[Redacted]	$[Amount Redacted	$[Amount Redacted	$[Amount Redacted	[Amount Redacted]%	$[Amount Redacted
Total:	$80,120,000.00	$[72,108,000][4]	$30,000,000.00	100%	$[102,108,000.00]

3    Effective (i) prior to January 1, 2019 and (ii) if any Additional Notes are issued.
4    NTD: To update for accrued and unpaid interest as of the Funding Date.

SCHEDULE B
LIST OF SUBSIDIARIES
Issuer:

Legal Name	Jurisdiction of Formation	Location of Chief Executive Office	Location of Business and Material Real Property and Assets	Shareholder/Unit Holder	Trade Names
Bellatrix Exploration Ltd.	Calgary, Alberta	1920, 800 - 5th Avenue SW Calgary, Alberta, T2P 3T6	Calgary, Alberta	Publicly Traded	None

Subsidiaries:

Legal Name	Material Subsidiary (Yes / No)	Jurisdiction of Formation	Location of Chief Executive Office	Location of Business and Material Real Property and Assets	Shareholder/Unit Holder	Trade Names
True Energy Peru S.A.C.	No	Peru	Peru	Peru	Bellatrix Exploration Ltd. (99%)	None

SCHEDULE C
COMPLIANCE PERSONNEL

[Redacted]:
[Redacted]

[Redacted]:
[Redacted]

SCHEDULE D
AGENT’S OFFICE ADDRESS
U.S. Bank National Association
Global Corporate Trust Services
225 Asylum Street- 23rd Floor
Hartford, CT 06103
Attn: [Redacted]
Email: [Redacted]
Tel:  [Redacted]

SCHEDULE E
SPECIFIED DISPOSITIONS
1.    Specified Dispositions means the asset disposition transactions identified to the Initial Holders via email on July 10, 2018.

EXHIBIT 1
FORM OF COMPLIANCE CERTIFICATE
[_______], 20[__]
TO:    U.S. Bank National Association, as Agent

Re:
Note Purchase Agreement dated as of July 25, 2018 among Bellatrix Exploration Ltd., as issuer (the “Issuer”), U.S. Bank National Association, as agent (the “Agent”), and the persons party thereto as holders (collectively, the “Holders”) (as the same may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Note Purchase Agreement”).

1.This Compliance Certificate is given pursuant to Section 10.1 of the Note Purchase Agreement. Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Note Purchase Agreement.

2.I am the duly appointed [•] of the Issuer and hereby certify in such capacity for and on behalf of the Issuer and not in my personal capacity and without assuming any personal liability whatsoever, after making due inquiry:

(a)no Default or Event of Default exists [except as described in Schedule [•] hereto];

and
(b)as at the end of the [Fiscal Quarter/Fiscal Year] ended [•] the Consolidated Senior Debt to Consolidated EBITDA Ratio is [•] and attached hereto are detailed particulars of the manner in which such ratio was calculated.

3.The Issuer has the following Hedge Agreements outstanding as at the end of the Fiscal Quarter ended [•]:

4.This Compliance Certificate is signed by the undersigned officer of the Issuer in his/her capacity as an officer of the Issuer without personal liability to the undersigned officer.

(Signature Page Follows)

DATED as of the date first written above.
BELLATRIX EXPLORATION LTD.

By:_____________________________________
Name:
Title:

EXHIBIT 2
FORM OF ENVIRONMENTAL CERTIFICATE
[_______], 20[__]
TO:    U.S. Bank National Association, as Agent

Re:
Note Purchase Agreement dated as of July 25, 2018, among Bellatrix Exploration Ltd., as issuer (the “Issuer”), U.S. Bank National Association, as agent (the “Agent”), and the persons party thereto as holders (collectively, the “Holders”) (as the same may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Note Purchase Agreement”).

1.This Environmental Certificate is given pursuant to Section 10.1 of the Note Purchase Agreement. Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Note Purchase Agreement.

2.I am the duly appointed [•] of the Issuer and hereby make the following certifications in such capacity for and on behalf of the Issuer and not in my personal capacity and without assuming any personal liability whatsoever.

3.The following certifications are made to the best of my knowledge after due enquiry. My due enquiry has been limited to discussions and correspondence with responsible officers and staff of the Issuer and its Material Subsidiaries to confirm that the internal environmental reporting and response procedures of the Issuer and its Material Subsidiaries have been followed in all material respects as they relate to the certifications made herein and that the matters herein set forth are true and correct in all material respects, and that matters reported on by such officers and staff are true and correct in all material respects.

4.The Issuer and each Material Subsidiary has complied with all Environmental Laws, relating to its assets, business and operations except to the extent that the failure to do so would not individually or in the aggregate have a Material Adverse Effect, and:

(a)the Issuer and each Material Subsidiary possesses all environmental licenses, permits and other Governmental Authorizations necessary to conduct its business including operations at its plants, other than such licenses, permits and other Governmental Authorizations the absence of which would not individually or in the aggregate have a Material Adverse Effect;

(b)neither the Issuer nor any Material Subsidiary has received any notices to the effect that the operations or the assets of the Issuer on its real property are not in full compliance with all Environmental Laws or the subject of any Environmental Claims except, in each case, to the extent any failure to comply would not reasonably be expected to have a Material Adverse Effect;

(c)neither the Issuer nor any Material Subsidiary has received any notices of an Environmental Claim in any material amount as a result of the Release or threatened Release of any Hazardous Materials into the Environment or into any facility or structure nor have there been any Releases, spills or discharges of any Hazardous Materials into the Environment or into any facility or structure, which after lapse of time, would give rise to any Environmental Claims which in either case would have a Material Adverse Effect, nor is the

Issuer aware that there is any basis for any such Environmental Claims being commenced, nor has the Issuer ever been convicted of any offense in respect of Environmental Claims;

(d)neither the Issuer nor any Material Subsidiary has used any real property as a landfill or waste disposal site, nor is the Issuer aware of the presence of any Hazardous Materials deposited or disposed of on any real property except in the normal and ordinary course of its business in accordance with standards adhered to by prudent oil and gas operators operating similar properties in Canada, except in each case to the extent any failure to do so could not reasonably be expected to have a Material Adverse Effect; and

(e)all pollution control equipment which operates as part of the business of the Issuer or any Material Subsidiary is effective in meeting applicable emissions limits and effluent pre-treatment standards, except to the extent any failure to do so would not, individually or in the aggregate, have a Material Adverse Effect.

5.This Environmental Certificate is signed by the undersigned officer of the Issuer in his/her capacity as an officer of the Issuer without personal liability to the undersigned officer.

(Signature Page Follows)

DATED as of the date first written above.
BELLATRIX EXPLORATION LTD.

By:___________________________________
Name:
Title:

EXHIBIT 3
FORM OF NOTE PURCHASE NOTICE
[_______], 20[__]1
TO:    U.S. Bank National Association, as Agent
Reference is made to the Note Purchase Agreement dated as of July 25, 2018, among Bellatrix Exploration Ltd., as issuer (the “Issuer”), U.S. Bank National Association, as agent (the “Agent”), and the persons party thereto as holders (collectively, the “Holders”) (as the same may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Note Purchase Agreement”). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Note Purchase Agreement.
The undersigned Issuer hereby requests a purchase of New Money Notes to be made on the terms set forth below:

Date of Note Purchase, (which is a Business Day)
Principal amount
Location and number of Issuer’s Account to which proceeds of Note Purchases are to be disbursed:

The above request complies with the notice requirements set forth in the Note Purchase Agreement. The undersigned Issuer hereby represents and warrants to the Agent and the Holders that, on the date of this Note Purchase Notice and on the date of the related Note Purchases, the conditions to lending specified in Section [11.1]2[11.2]3 Insert if Note Purchase is after the Effective Date. of the Note Purchase Agreement have been satisfied.
(Signature Page Follows)

[1]	[To be received by the Agent no later than 10:00 a.m., New York, New York time, five (5) Business Days prior to the date on which the Notes are to be purchased.]

[2]	Insert if Note Purchase is on the Effective Date.
3    Insert if Note Purchase is after the Effective Date.

DATED as of the date first written above.
BELLATRIX EXPLORATION LTD.

By:____________________________________
Name:
Title:

EXHIBIT 4
CHANGE OF CONTROL ELECTION NOTICE

[Reserved]

EXHIBIT 5(a)
FORM OF DEMAND DEBENTURE

[See Attached.]

DEMAND DEBENTURE

Agent and Address:	U.S. Bank National Association, as Agent U.S. Bank National Association Global Corporate Trust Services 225 Asylum Street- 23rd Floor Hartford, CT 06103 Attn: [Redacted]
Date: [•], 2018
PREAMBLE:

A.
Bellatrix Exploration Ltd. (the “Debtor”), as issuer, the holders from time to time party thereto (the “Holders”) and U.S. Bank National Association, as administration agent for the Holders (in such capacity, together with its successors and assigns in such capacity, the "Agent") are parties to a note purchase agreement dated July 25, 2018 (such note purchase agreement, as it may be further amended, supplemented or otherwise modified or restated from time to time, the "Note Purchase Agreement").

B.
To secure the payment and performance of the Principal Sum (as hereinafter defined), the Debtor has agreed to grant to the Agent, for its own benefit and on behalf of the Holders (collectively with the Agent, the "Secured Parties") a security interest over the Collateral (as hereinafter defined) in accordance with the terms of this demand debenture (the "Debenture").

C.	The Secured Parties have agreed to share the Security, including, without limitation, this Debenture, in accordance with Sections 6.3 and 12.3 of the Note Purchase Agreement.

D.
Capitalized words and phrases used but not otherwise defined in this Debenture will have the meanings set out in the Note Purchase Agreement. The term "Obligations" as used herein means all present and future obligations, liabilities and indebtedness (direct or indirect, absolute or contingent, matured or otherwise) of the Debtor to the Agent and the Secured Parties including (a) all present and future obligations, liabilities and indebtedness (direct or indirect, absolute or contingent, matured or otherwise) of the Debtor to the Secured Parties under, pursuant or relating to the Note Purchase Agreement, the other Note Documents (as defined below) and any other agreements, instruments or documents related thereto, including, without limitation, the Obligations, (b) the Notes, in each case, whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.

ARTICLE 1
Promise to Pay

1.1
The Debtor, a corporation formed under the laws of Alberta, for value received, hereby acknowledges itself indebted and promises to pay, subject to Article 12 hereof, ON DEMAND to or to the order of the Agent, for its own benefit and on behalf of the Secured Parties from time to time or any subsequent holder or holders of this Debenture, the Principal Sum set out below in lawful money of the United States at such place as the Agent, from time to time, may designate by notice in writing to the Debtor, and to pay interest thereon from the date of demand at the Interest Rate set out below in like money at the same place on the last day of each month following demand and, should the Debtor at any time make default in payment of any principal or interest, to pay interest both before and after default and judgment on the amount in default at the same rate in like money at the same place on the same dates.
ARTICLE 2
PRINCIPAL SUM

2.1	The "Principal Sum" is $250,000,000.
ARTICLE 3
INTEREST RATE

3.1	The "Interest Rate" will be a nominal interest rate equal to 25% per annum.
ARTICLE 4
SECURITY

4.1
As general and continuing collateral security for the due payment of the Principal Sum, interest and all other monies payable hereunder or from time to time secured hereby and as security for the performance and observance of the covenants and agreements on the part of the Debtor herein contained, the Debtor hereby grants to and in favour of the Agent, for and on behalf of the Secured Parties, a first priority security interest in and to all of the Debtor's present and after-acquired personal property, tangible and intangible, in each case, of every nature and kind and wherever situate and all proceeds thereof and hereby mortgages and charges to and in favour of the Agent, for and on behalf of the Secured Parties, as and by way of a first floating charge, all of the Debtor's present and after-acquired real property. In this Debenture, the mortgages, charges and security interests hereby constituted are called the "Security Interest" and the subject matter of the Security Interest is called the "Collateral".

4.2
The Debtor may dispose of or deal with the Collateral as permitted by the Note Purchase Agreement, the Security, the Note Documents and any other documents, instruments and agreements, including any guarantees given by the Debtor, entered into pursuant thereto or in connection therewith from time to time (collectively, the “Note Documents”), so that purchasers thereof or parties dealing with the Debtor take title thereto free and clear of the Security Interest. In the event of any such disposition permitted by the Note Documents, the Agent will, at the written request of the Debtor which will include a certificate of the Debtor stating that such Collateral is being dealt with or disposed of in accordance with this Section 4.2, release its Security Interest over the Collateral which has been disposed.

4.3
Without limiting its rights hereunder to crystallize the Security Interest in any other manner, including pursuant to Section 6.2, the Agent may, at any time after the occurrence of an Event of Default which is continuing under any of the Note Documents, upon determination by the Majority Holders or to the extent expressly provided for in any of the Note Documents, crystallize the Security Interest in respect of all or a portion of the Collateral which is subject to the floating charge in Section 4.1 hereof by (a) giving notice to the Debtor of, and (b) registering this Debenture or a caveat, security notice, financing statement or other instrument in respect of this Debenture, at any public registry or other office maintained for the purposes of registering fixed and specific mortgages and charges, security interests and other like interests, and after such crystallization, the Security Interest in respect of such Collateral that is the subject of the registration shall constitute a fixed and specific mortgage and charge and security interest to and in favour of the Agent, its successors and assigns, in respect of such Collateral, and the Debtor shall not thereafter dispose of or otherwise deal with such Collateral without the consent of the Agent. The Debtor shall execute such further documents and do all acts reasonably requested by the Agent to give effect to the foregoing.

4.4
The Security Interest will not extend or apply to the last day of the term of any lease of real property or agreement therefor, but upon the enforcement of the Security Interest, the Debtor will stand possessed of such last day in trust to assign the same at the direction of the Agent to any Person acquiring such term.

4.5
The Debtor confirms that value has been given, that the Debtor has rights in the Collateral, and that the Debtor and the Agent, for and on behalf of the Secured Parties, have not agreed to postpone the time for attachment of the Security Interest to any of the Collateral. In respect of Collateral which is acquired after the date of execution hereof, the time for attachment will be the time when the Debtor acquires such Collateral.

4.6	The Agent is the party entitled to receive all amounts payable hereunder for the benefit of the Holders and to give a discharge hereof.

4.7
The Security Interest does not and will not extend to, and the Collateral will not include, any right, franchise, intellectual property, license or permit (the "Contractual Rights") to which the Debtor is a party or of which the Debtor has the benefit, to the extent that the creation of the Security Interest would constitute a breach of the terms of or permit any Person to terminate the Contractual Rights, but the Debtor will hold its interest therein in trust for the Agent to the extent permitted by law and will assign such Contractual Rights to the Agent forthwith upon obtaining the consent of the other party or parties thereto.

4.8
Notwithstanding the provisions of this Debenture, (i) the Debtor shall remain liable to perform all of its duties and obligations in regard to the Collateral (including, without limitation, all of its duties and obligations arising under any leases, licenses, permits, reservations, contracts, agreements, instruments, contractual rights and governmental orders, authorizations, licenses and permits now or hereafter pertaining thereto) to the same extent as if this Debenture had not been executed; (ii) the exercise by the Agent of any of its rights and remedies under or in regard to this Debenture shall not release the Debtor from such duties and obligations; and (iii) the Agent shall have no liability for such duties and obligations or be accountable for any reason to the Debtor by reason only of the execution and delivery of this Debenture.

4.9	The Agent and its successors and assigns shall have and hold the Collateral, together with all tenements, hereditaments and appurtenances thereto, in accordance with the terms of the Note Documents.

4.10
To the extent permitted by applicable Law, the Security Interest shall not be impaired by any indulgence, moratorium or release which may be granted including, but not limited to, any renewal, extension or modification which may be granted with respect to any secured indebtedness, or any surrender, compromise, release, renewal, extension, exchange or substitution which may be granted in respect of the Collateral, or any part thereof or any interest therein, or any release or indulgence granted to any endorser, guarantor or surety of any of the Principal Sum.

4.11
The Debtor agrees and acknowledges that the Security Interest and the Collateral are being shared on a pro rata basis between the Secured Parties, in accordance with the Note Purchase Agreement, among the Secured Parties and this Debenture is being held by the Agent for its own benefit and on behalf of the Secured Parties.

ARTICLE 5
ENFORCEMENT

5.1
Subject to Section 5.2 hereof and the terms of the Note Documents, upon the occurrence and during the continuance of any Event of Default, the Agent will be entitled to exercise any of the remedies specified below:

(a)
Receiver. The Agent may appoint by instrument in writing one or more receivers, managers or receiver/manager for the Collateral or the business and undertaking of the Debtor pertaining to the Collateral (the "Receiver"). Any such Receiver will have, in addition to any other rights, remedies and powers which a Receiver may have at law, in equity or by statute, the rights and powers set out in clauses (b) through (e) in this Section 5.1. In exercising such rights and powers, any Receiver will act as and for all purposes will be deemed to be the agent of the Debtor and neither the Agent nor any Secured Party will be responsible for any act or default of any Receiver. The Agent may remove any Receiver and appoint another from time to time. No Receiver appointed by the Agent need be appointed by, nor need its appointment be ratified by, or its actions in any way supervised by, a court.

(b)
Power of Sale. Any Receiver may sell, consign, lease or otherwise dispose of any Collateral by public auction, private tender, private contract, lease or deferred payment with or without notice, advertising or any other formality, all of which are hereby waived by the Debtor to the extent permitted by applicable Law. Any Receiver may, at its discretion establish the terms of such disposition, including terms and conditions as to cash proceeds, credit, upset, reserve bid or price. All payments made pursuant to such dispositions will be credited against the Principal Sum only as they are actually received. Any Receiver may buy in, rescind or vary any contract for the disposition of any Collateral and may dispose of any Collateral without being answerable for any loss occasioned thereby. Any such disposition may take place whether or not the Receiver has taken possession of the Collateral.

(c)
Pay Liens and Borrow Money. Any Receiver may pay any liability secured by any actual or threatened Lien against any Collateral. Any Receiver may borrow money for the maintenance, preservation or protection of any Collateral or for carrying on any of the business or undertaking of the Debtor pertaining to the Collateral and may grant Liens in any Collateral (in priority to the Security Interest or otherwise) as security for the money so borrowed. The Debtor will forthwith upon demand reimburse the Receiver for all such payments and borrowings and such payments and borrowings will be secured hereby and will be added to the money hereby secured and bear interest at the rate set forth in Section 3.1 hereof.

(d)
Dealing with Collateral. Any Receiver may seize, collect, realize, dispose of, enforce, release to third parties or otherwise deal with any Collateral in such manner, upon such terms and conditions and at such time as it deems advisable, including without limitation:

(i)	to ask, demand, collect, sue for, recover, compromise, receive and give acquittance and receipts for moneys due and to become due under or in connection with the Collateral;

(ii)	to receive, endorse, and collect any drafts or other instruments, documents and chattel paper in connection with Section 5.1(d)(i);

(iii)
to file any claims or take any action or institute any proceedings which the Agent may deem to be necessary or desirable for the collection of the Collateral or to enforce compliance with the terms and conditions of any contract or any account; and

(iv)	to perform the affirmative obligations of the Debtor hereunder (including all obligations of the Debtor pursuant to this Debenture and the Note Documents).

(e)
Carry on Business. The Agent or any Receiver may carry on, or concur in the carrying on of, any or all of the business or undertaking of the Debtor and enter on, occupy and use (without charge by the Debtor) any of the premises, buildings, plant and undertaking of, or occupied or used by, the Debtor.

(f)
Right to Have Court Appoint a Receiver. The Agent may, at any time, apply to a court of competent jurisdiction for the appointment of a Receiver, or other official, who may have powers the same as, greater or lesser than, or otherwise different from, those capable of being granted to a Receiver appointed by the Agent pursuant to this Debenture.

(g)
Agent May Exercise Rights of a Receiver. In lieu of, or in addition to, exercising its rights, remedies and powers under clauses (a), (f) and (h) of this Section 5.1, the Agent has, and may exercise, any of the rights and powers which are capable of being granted to a Receiver appointed by the Agent pursuant to this Debenture.

(h)
Retention of Collateral. Subject to applicable Law, the Agent may elect to retain any Collateral in satisfaction of the Principal Sum and, if it does so, may designate any part of the Principal Sum to be satisfied by the retention of particular Collateral which the Agent considers to have a net realizable value approximating the amount of the designated part of the Principal Sum, in which case only the designated part of the Principal Sum will be deemed to be satisfied by the retention of the particular Collateral.

(i)
Limitation of Liability. Neither the Agent nor any Secured Party will be liable or accountable for any failure to take possession of, seize, collect, realize, dispose of, enforce or otherwise deal with any Collateral and none of them will be bound to institute proceedings for any such purposes or for the purpose of reserving any rights, remedies and powers of the Agent, the Debtor or any other Person in respect of any Collateral. If any Receiver or the Agent takes possession of any Collateral, neither the Agent nor any Receiver will have any liability as a mortgagee in possession or be accountable for anything except actual receipts.

(j)
Extensions of Time. Following the occurrence and during the continuance of any Event of Default, the Agent may grant renewals, extensions of time and other indulgences, accept compositions, grant releases and discharges, and otherwise deal or fail to deal with the Debtor, debtors of the Debtor, guarantors, sureties and others and with any Collateral as the Agent may see fit, all without prejudice to the liability of the Debtor to the Agent or the Agent's rights, remedies and powers under this Debenture or under any other Note Documents.

(k)
Validity of Sale. No Person dealing with the Agent or any Receiver, or with any officer, employee, agent or solicitor of the Agent or any Receiver will be concerned to inquire whether the Security Interest has become enforceable, whether the right, remedy or power of the Agent or the Receiver has become exercisable, whether the Principal Sum remains outstanding or otherwise as to the propriety or regularity of any dealing by the Agent or the Receiver with any Collateral or to see to the application of any money paid to the Agent or the Receiver, and in the absence of fraud on the part of such Person such dealings will be deemed, as regards such Person, to be within the rights, remedies and powers hereby conferred and to be valid and effective accordingly.

(l)
Effect of Appointment of Receiver. As soon as the Agent takes possession of any Collateral or appoints a Receiver, all powers, functions, rights and privileges of the Debtor including, without limitation, any such powers, functions, rights and privileges which have been delegated to directors, officers of the Debtor or committees with respect to such Collateral will cease, unless specifically continued by the written consent of the Agent or the Receiver.

(m)
Time for Payment. If the Agent demands payment of the Principal Sum after the occurrence of an Event of Default which is continuing, it will be deemed reasonable for the Agent to exercise its remedies immediately if such payment is not made, and any days of grace or any time for payment that might otherwise be required to be afforded to the Debtor at law or in equity is hereby irrevocably waived to the extent permitted by applicable Law.

(n)
No Implied Waiver. The rights of the Secured Party and the Agent (whether arising under this Debenture, any of the Note Documents, any other agreement or at law or in equity) will not be capable of being waived or varied otherwise than by an express waiver or variation in writing, and in particular any failure to exercise or any delay in exercising any of such rights will not operate as a waiver or variation of that or any other such right; any defective or partial exercise of any of such rights will not preclude any other or further exercise of that or any other such right, and no act or course of conduct or negotiation on the part of any Secured Party or the Agent or on its behalf will in any way preclude any Secured Party or the Agent from exercising any such right or constitute a suspension or any variation of any such right.

(o)
Rights Cumulative. The rights, remedies and powers conferred by this Section 5.1 are in addition to, and not in substitution for, any other rights, remedies or powers that the Agent or any Secured Party may have under this Debenture, at law, in equity, by or under the Personal Property Security Act (Alberta) or by any other statute or agreement. The Agent may proceed by way of any action, suit or other proceeding at law or in equity and no right, remedy or power of the Agent or any Secured Party will be exclusive of or dependent on any other. The Agent or any Secured Party may exercise any of their rights, remedies or powers separately or in combination and at any time.

5.2
The proceeds of realization or enforcement hereunder or any other amount from time to time received by the Agent or the Receiver will be applied in accordance with Section 6.3 of the Note Purchase Agreement.

5.3
If the Agent or any Receiver exercises its rights herein to take possession of the Collateral, the Debtor will upon request from the Agent or any such Receiver, assemble and deliver possession of the Collateral at such place or places as directed by the Agent or any such Receiver.

5.4
If the Debtor pays to the Agent the balance of the Principal Sum (including, without limitation, all amounts forming part thereof) with interest thereon as required by this Debenture and any and all other amounts that are payable to the Agent on or in relation to the repayment thereof, then the Agent will, at the written request and sole expense of the Debtor, reassign and reconvey the Collateral to the Debtor and release the Security Interest.

ARTICLE 6
WAIVER

6.1	The Debtor hereby covenants and agrees with the Agent and the Secured Parties that:

(a)	The Land Contracts (Actions) Act (Saskatchewan) will have no application to any action as defined therein, with respect to the Note Documents; and

(b)	The Limitation of Civil Rights Act (Saskatchewan) will have no application to:

(i)	the Note Documents;

(ii)	any Lien for the payment of money made, given, created or contemplated by the Note Documents;

(iii)
any agreement or instrument renewing or extending or collateral to the Note Documents or renewing or extending or collateral to any Lien referred to or mentioned in subparagraph (b)(ii) of this Section 6.1; or

(iv)	the rights, powers or remedies of the parties under the Note Documents or Lien, agreement or instrument referred to or mentioned in subparagraphs (b)(ii) or (b)(iii) of this Section 6.1.

6.2
For all purposes, including without limitation any application to register a crystallized floating charge under the Land Title Act (British Columbia) against any real property, the floating charge created by this Debenture shall be crystallized and become a fixed charge upon the occurrence of an Event of Default which is continuing.

6.3	In accordance with the Property Law Act (British Columbia), the doctrine of consolidation applies to this Debenture.
ARTICLE 7
REPRESENTATIONS

7.1
The Debtor represents and warrants to the Agent and each of the Secured Parties that the address of the Debtor's chief executive office is 1920, 800 - 5th Avenue SW, Calgary, Alberta, T2P 3T6 and the Debtor carries on business only in the Provinces of Alberta, Saskatchewan and British Columbia.

ARTICLE 8
COVENANTS

8.1	The Debtor covenants and agrees with the Agent that:

(a)
Further Documentation; Pledge of Instruments. At any time and from time to time, upon the written request of the Agent, and at the sole expense of the Debtor, the Debtor will promptly and duly execute and deliver such further instruments and documents and take such further action as the Agent may reasonably request for the purposes of obtaining or preserving the full benefits of this Debenture and of the rights and powers herein granted, including the filing or execution of any financing statements or financing change statements under any applicable Law with respect to this Debenture. The Debtor also hereby authorizes the Agent to file any such financing statement or financing change statement without the signature of the Debtor to the extent permitted by applicable Law. Without limiting the generality of the foregoing, the Debtor acknowledges that this Debenture has been prepared based on applicable Law and the Debtor agrees that the Agent will have the right, acting reasonably, to require that this Debenture be amended or supplemented: (i) to reflect any changes in applicable Law, whether arising as a result of statutory amendments, court decisions or otherwise; (ii) to facilitate the creation and registration of appropriate security in all appropriate jurisdictions; or (iii) if the Debtor amalgamates with any other Person or enters into any reorganization, in each case in order to confer upon the Agent the security intended to be created hereby.

(b)
Further Identification of Collateral. The Debtor will furnish to the Agent from time to time such statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Agent may reasonably request, all to the extent necessary to permit the Collateral to be sufficiently described.

(c)
Notices. The Debtor will advise the Agent in writing in reasonable detail of (i) any change in the jurisdictions where it carries on business or the chief executive office of the Debtor, or (ii) any change in the name of the Debtor, in each case, at least 15 days prior to the effective date of any such change.

ARTICLE 9
ATTORNEY IN FACT

9.1
Upon the occurrence of an Event of Default which is continuing, the Debtor hereby irrevocably constitutes and appoints the Agent and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of the Debtor and in the name of the Debtor or in its own name, from time to time in the Agent's discretion, for the purpose of carrying out the terms of this Debenture, to take any and all appropriate action and to execute any and all documents and instruments which may be reasonably necessary or desirable to accomplish the purposes of this Debenture and which the Debtor being required to take or execute has failed to take or execute. The Debtor hereby ratifies all that said attorneys will lawfully do or cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and will be irrevocable until the Principal Sum has been unconditionally and irrevocably paid and performed in full. The Debtor also authorizes the Agent, at any time and from time to time, to execute any endorsements, assignments or other instruments of conveyance or transfer with respect to the Collateral in connection with the sale provided for in Section 5.1(b).

ARTICLE 10
EXPENSES

10.1
The Debtor agrees to pay the Agent and the Secured Parties, as applicable, forthwith on demand all reasonable costs, charges and expenses, including, without limitation, all reasonable legal fees (on a solicitor and his own client full indemnity basis), incurred by the Agent or the Secured Parties, as applicable, in connection with the administration, recovery or enforcement of payment of any amounts payable hereunder whether by realization or otherwise. All such sums will be secured hereby and will be added to the Obligations and bear interest at the Applicable Rate.

ARTICLE 11
REALIZATION

11.1
The Agent will not, nor will it be entitled to, demand payment pursuant to this Debenture or enforce the Security Interest unless and until an Event of Default occurs and is continuing, but thereafter the Agent, as agent for the Secured Party may at any time exercise and enforce all of the rights and remedies of a holder of this Debenture in accordance with and subject to the Note Documents as if the Agent was the absolute owner hereof, subject to Article 12 hereof and provided that the Agent will not be bound to exercise any such right or remedy.

ARTICLE 12
DEEMED SATISFACTION

12.1
Payment in full to the Agent of all Obligations, other than the Principal Sum contained in this Debenture, will be deemed to be payment in satisfaction of the Principal Sum under this Debenture. Notwithstanding the stated interest rate per annum in this Debenture, payment by the Debtor of the relevant fees and interest for any period in respect of the Obligations at the rate at which the Obligations bear interest for such period will be deemed to be payment in satisfaction of the interest payment for the same period under this Debenture. Notwithstanding the Principal Sum, interest and other monies expressed to be payable or secured hereunder, the obligations payable or secured hereunder shall not exceed the Obligations.

ARTICLE 13
NO LIABILITY

13.1
Neither the Agent nor any of the Secured Party shall be liable for any error of judgment or act done by any of them in good faith, or be otherwise responsible or accountable under any circumstances whatsoever, except for their gross negligence or willful misconduct. The Agent shall have the right to rely on any instrument, document or signature authorizing or supporting any action taken or proposed to be taken by the Agent hereunder, believed by the Agent in good faith to be genuine. All moneys received by the Agent shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated in any manner from any other moneys (except to the extent required by applicable Law), and the Agent shall be under no liability for interest on any moneys received by it hereunder. The Debtor hereby ratifies and confirms any and all acts which the Agent or its successors or substitutes shall do lawfully by virtue hereof.

ARTICLE 14
PRESENTMENT

14.1
The Debtor hereby expressly waives presentment, protest and notice of dishonour of this Debenture. Any failure or omission by the Agent to present this Debenture for payment, protest or provide notice of dishonour will not invalidate or adversely affect in any way any demand for payment or enforcement proceeding taken under this Debenture.

ARTICLE 15
ENUREMENT AND ASSIGNMENT

15.1
The provisions of this Debenture will be binding upon the Debtor and its successors and will enure to the benefit of the Agent and each Secured Party and their respective successors and assigns. Subject to the terms of the Note Documents, the Debtor will not assign this Debenture without the Agent's prior written consent.

ARTICLE 16
GOVERNING LAW

16.1
This Debenture will be governed by and construed in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein, without giving effect to the conflict of law principles thereof. Without prejudice to the ability of the Agent or any Secured Party to enforce this Debenture in any other proper jurisdiction, the Debtor hereby irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta, or any appellate courts thereof, for the purposes of this Debenture.

ARTICLE 17
SEVERABILITY

17.1
If any portion of this Debenture or the application thereof to any circumstance will be held invalid or unenforceable by a court of competent jurisdiction from which no further appeal has or is taken, to an extent that does not affect in a fundamental way the operation of this Debenture, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of this Debenture will not be affected thereby and will be valid and enforceable to the fullest extent permitted by applicable Law.

ARTICLE 18
CONSENT AND WAIVER

18.1	No consent or waiver by the Agent will be effective unless made in writing and signed by an authorized officer of the Agent.
ARTICLE 19
NOTICE

19.1
Any notice as between the Debtor and the Agent which may or is required to be given pursuant to or in connection with this Debenture will be in writing and will be sufficient if given or made at the address set forth below:

in the case of the Agent or the Secured Parties to:
U.S. Bank National Association, as Agent
Global Corporate Trust Services
225 Asylum Street- 23rd Floor
Hartford, CT 06103
Attn: [Redacted]
Email: [Redacted]
Tel:  [Redacted]

in the case of the Debtor, to:

Bellatrix Exploration Ltd.
1920, 800 - 5th Avenue SW
Calgary, Alberta T2P 3T6

Attention:     [Redacted]
Fax No.:    [Redacted]

The Debtor and the Agent each covenant to accept service of judicial proceedings arising under this Debenture at its respective address for notice hereunder. Any notice or other communication given or made in accordance with this Section 19.1 will be deemed to have been given or made on the same day and to have been received on the day of delivery if delivered as aforesaid or on the day of receipt of same by telecopy or other recorded means of electronic communication, as the case may be, provided such day is a Business Day and that such notice is received prior to 12:00 p.m. (New York, New York time) and, if such day is not a Business Day or if notice is received after 12:00 p.m. (New York, New York time), on the first Business Day thereafter. Each of the Debtor and the Agent may change its address and telecopier number for purposes of this Section 19.1 by written notice given in the manner provided in this Section 19.1 to the other party.
ARTICLE 20
INCONSISTENCY

20.1
To the extent that there is any inconsistency or ambiguity between the provisions of this Debenture and the Note Purchase Agreement, the provisions of the Note Purchase Agreement will govern to the extent necessary to eliminate such inconsistency or ambiguity.

ARTICLE 21
RECEIPT OF COPY

21.1
The Debtor acknowledges receipt of an executed copy of this Debenture. The Debtor waives the right to receive any amount that it may now or hereafter be entitled to receive (whether by way of damages, fine, penalty, or otherwise) by reason of the failure of the Agent to deliver to the Debtor a copy of any financing statement or any statement issued by any registry that confirms registration of a financing statement relating to this Debenture.

ARTICLE 22
INTERCREDITOR AGREEMENT

22.1
[Reference is made to the Intercreditor Agreement, dated as of July [__], 2018, between NATIONAL BANK OF CANADA, as [Priority Lien Agent] (as defined therein), and U.S. BANK NATIONAL ASSOCIATION, as [Junior Lien Agent] (as defined therein). Each Person that is secured hereunder, by accepting the benefits of the security provided hereby, (i) agrees (or is deemed to agree) that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement, (ii) authorizes (or is deemed to authorize) the [Priority Lien Agent] on behalf of such Person to enter into, and perform under, the Intercreditor Agreement and (iii) acknowledges (or is deemed to acknowledge) that a copy of the Intercreditor Agreement was delivered, or made available, to such Person. Notwithstanding any other provision contained herein, this Debenture, the Liens created hereby and the rights, remedies, duties and obligations provided for herein are subject in all respects to the provisions of the Intercreditor Agreement and, to the extent provided therein, the applicable Security

Documents (as defined in the Intercreditor Agreement). In the event of any conflict or inconsistency between the provisions of this Debenture and the Intercreditor Agreement, the provisions of the Intercreditor Agreement shall control.]

[Remainder of this page intentionally left blank]

THIS DEBENTURE executed at Calgary, Alberta effective the date first written above.

Bellatrix Exploration Ltd.
Per:
Name:
Title:

EXHIBIT 5(b)

FORM OF SECURITY DOCUMENTS

FORM OF GUARANTEE

[See Attached.]

FORM OF GUARANTEE
GUARANTEE
THIS GUARANTEE is made as of [•], 20 by [•], a [corporation/partnership/trust] subsisting under the laws of [•] (the “Guarantor”), in favor of and for the benefit of the Guarantee Beneficiaries (as defined below).
Recitals

1.	Each of the Holders, have agreed to enter into the Note Purchase Agreement with Bellatrix Exploration Ltd. (the “Issuer”) on the condition that the Guarantor provide this Guarantee;

2.	The Guarantor will derive significant benefit from the extension of credit by the Guarantee Beneficiaries to Issuer;
NOW THEREFORE the Guarantor agrees with the Guarantee Beneficiaries as follows:
ARTICLE I
DEFINITIONS AND INTERPRETATION
1.1    Definitions

In this Guarantee, unless something in the subject matter or context is inconsistent therewith:
“Agent” means U.S. Bank National Association in its capacity as administrative agent and collateral agent for the Holders under the Note Documents, or any Successor Agent appointed under Section 15.10 of the Note Purchase Agreement.
“Note Purchase Agreement” means the Note Purchase Agreement dated as of July 25, 2018, among Bellatrix Exploration Ltd., as issuer, U.S. Bank National Association as agent and the persons party thereto as Holders, as amended, modified, supplemented or restated from time to time.
“Guarantee Beneficiaries” means the Holders and Agent, for itself and on behalf of the Holders from time to time.
“Guaranteed Obligations” means, collectively and at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Issuer and any other Material Subsidiary to the Guarantee Beneficiaries or any of them under, pursuant or relating to the Note Purchase Agreement and the other Note Documents and all other Obligations, whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.
Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Note Purchase Agreement. For certainty, if the Note Purchase Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Note Purchase Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.
1.2    Headings and Guarantee References
(a)    The division of this Guarantee into Articles and Sections, and the insertion of headings         is for convenience of reference only and shall not affect the construction or             interpretation of this Guarantee.

(b)
The terms “this Guarantee”, “hereof”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof, and include any amendments hereto. Unless otherwise stated, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

ARTICLE 2
NO COLLATERAL AGREEMENTS
2.1    Acknowledgement
The Guarantor confirms that its obligations under this Guarantee are not subject to any promise or condition affecting or limiting its liability, and no statement, representation, collateral agreement or promise on the part of the Guarantee Beneficiaries or any officer, employee or agent thereof forms any part of this Guarantee or has induced the making thereof or shall be deemed in any way to affect the Guarantor’s liability hereunder, unless expressly set out herein. It is the parties’ intent that all conditions and limitations relating to this Guarantee be expressly set out herein, failing which the Guarantor expressly waives reliance thereon as a defense to or limitation of its obligations hereunder.
ARTICLE 3
GUARANTEE
3.1    Guarantee
The Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Guarantee Beneficiaries the due and punctual payment, discharge and full performance and not merely as a guaranty of collection, the prompt payment in full in Dollars when due, whether at stated maturity, by required prepayment, upon acceleration, demand or otherwise, and at all times thereafter, of any and all Guaranteed Obligations and whether recovery upon such Guaranteed Obligations may be or hereafter become unenforceable or shall be an allowed or disallowed claim under any proceeding or case commenced by or against such Guarantor, the Company or any other Loan Party under the Bankruptcy Code (Title 11, United States Code, or equivalent bankruptcy law in Canada), any successor statute or any other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or Canada or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally. The Guarantor covenants that the Guaranteed Obligations will be fully and punctually paid and performed strictly in accordance with the terms of the Note Purchase Agreement, any other Note Document, whether the same become due on maturity, by mandatory prepayment, by demand, acceleration or otherwise. The Guarantor hereby indemnifies the Guarantee Beneficiaries on demand against any loss or liability suffered by them as a result of any Guaranteed Obligation being or becoming unenforceable, invalid or illegal.

3.2    Indemnity
If any or all of the Guaranteed Obligations are not duly performed by the Issuer and are not performed by the Guarantor under Section 3.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Guarantee Beneficiaries from and against all losses resulting from the failure of the Issuer to duly perform such Guaranteed Obligations.
3.3    Primary Obligation
If any or all of the Guaranteed Obligations are not duly performed by the Issuer and are not performed by the Guarantor under Section 3.1 or the Guarantee Beneficiaries are not indemnified under Section 3.2, in each case, for any reason whatsoever, such Guaranteed Obligations will, as a separate and distinct obligation, be performed by the Guarantor as primary obligor.
3.4    Continuing Guarantee
This Guarantee shall be a continuing guarantee, shall cover and secure any ultimate balance owing to the Guarantee Beneficiaries, and shall be operative and binding notwithstanding that at any time or times the Guaranteed Obligations may equal zero or that any payments from time to time may be made to the Guarantee Beneficiaries or any settlements of account effected or any other thing whatsoever done, suffered or permitted, or any other action short of actual and final payment to the Guarantee Beneficiaries of all Guaranteed Obligations. This Guarantee will remain in full force and effect until the Guaranteed Obligations are irrevocably and unconditionally performed and Paid in Full.
3.5    Other Guarantors
This Guarantee shall be operative and binding regardless of whether or not any proposed guarantor or any other persons have executed or shall execute this Guarantee or is or are or shall become in any other way responsible to the Guarantee Beneficiaries for or in respect of the Guaranteed Obligations or any part thereof, and regardless of whether or not any other persons now or hereafter liable to the Guarantee Beneficiaries for the Guaranteed Obligations or any part thereof (whether under this Guarantee or otherwise) shall cease to be so liable. This Guarantee will remain in full force and effect until the Guaranteed Obligations are irrevocably and unconditionally performed and Paid in Full.
3.6    [Reserved.]
3.7    [Reserved.]
3.8    Guarantor to Pay; Interest; Currency

(a)
If the Issuer or any other Material Subsidiary shall default in payment or performance of the Guaranteed Obligations or any part thereof strictly in accordance with the provisions of the Note Purchase Agreement, any other Note Document (as applicable) as and when the same become due, payable or performable, then the Guarantor shall, so often as any such default happens, on demand by the Guarantee Beneficiaries, forthwith pay to the Guarantee Beneficiaries the amount in default (including any accelerated obligations), and perform any obligations in respect of which the Issuer or such other Material Subsidiary is then in default.

(b)
If the Guarantee Beneficiaries make demand upon the Guarantor as provided in this Section, the Guarantor shall thereupon be liable to the Guarantee Beneficiaries for the amount demanded directly, as principal, and not just as surety, and will not plead or assert to the contrary in any proceeding taken by the Guarantee Beneficiaries in enforcing this Guarantee.

(c)
The Guarantor shall pay interest on those of the Guaranteed Obligations that are payment obligations for which demand shall have been made, computed from and after the date of demand until payment in full, at the rate or rates provided in the Note Purchase Agreement or any other Note Document in respect of the obligation so demanded, calculated and compounded in the same manner, but without duplication of interest which is payable by the Guarantor where such interest forms part of the Guaranteed Obligations.

(d)	All Guaranteed Obligations that are payment obligations shall be paid by the Guarantor in whichever currency or currencies in which they are denominated.
3.9    Statement of Obligations
The statement in writing of the Guarantee Beneficiaries from time to time of the indebtedness, obligations or liability of the Issuer or any other Material Subsidiary to them shall be binding upon the Guarantor and shall be prima facie evidence of the amount of the indebtedness, obligations or liability. All right to question in any way their present or future method of dealing with the Issuer or any other Material Subsidiary, or with any persons now or hereafter liable to the Guarantee Beneficiaries for the Guaranteed Obligations or any part thereof, is hereby waived. The Guarantor renounces all benefits of discussion and division, absent manifest error..
3.10    Not Bound to Exhaust Recourse
The Guarantee Beneficiaries shall not be bound to exhaust their recourse against the Issuer or any other Material Subsidiary or to pursue any rights or remedies they may have against the Issuer, any other Material Subsidiary or any other persons, or to make any demand on or present any note to the Issuer, any other Material Subsidiary or any other person, or file any proof of claim in any insolvency, administration, arrangement, winding-up, liquidation or bankruptcy before demanding or being entitled to payment from the Guarantor hereunder.
3.11    Corporate Authority
The Guarantee Beneficiaries shall not be concerned to see or enquire into the powers of the Issuer, any other Material Subsidiary or any of their directors, officers or agents acting or purporting to act on their behalf, and all Notes in fact borrowed or obtained in the professed exercise of such powers shall be deemed to form part of the Guaranteed Obligations even if irregularly, fraudulently, defectively or informally effected or in excess of the powers of the Issuer, any other Material Subsidiary or any of the directors, officers or agents thereof, and notwithstanding any incapacity or disability of any thereof, and further notwithstanding any actual or constructive notice of the powers of the Issuer, any other Material Subsidiary or the directors, officers or agents thereof.
3.12    Postponement of Claims
All indebtedness and liabilities, present and future, of the Issuer and each other Material Subsidiary to the Guarantor, together with each and every security therefor, shall be postponed to the Payment in Full of the Guaranteed Obligations, and all monies received from the Issuer or any other Material Subsidiary or for the account of the Guarantor shall be received and held by the Guarantor in trust for the Guarantee Beneficiaries, and forthwith upon receipt paid over to the Guarantee Beneficiaries until the Payment in Full of the Guaranteed Obligations, all without prejudice to and without in any way limiting or lessening the liability of the Guarantor to the Guarantee Beneficiaries under this Guarantee.

3.13    Subrogation; No Competition with Guarantee Beneficiaries
The Guarantor shall not exercise any rights which it may have acquired by way of subrogation, indemnity or contribution under this Guarantee (by virtue of any payment being made by it hereunder, any liability to make payment hereunder, or otherwise), or exercise any right of contribution against any other guarantor, or claim or exercise any right of set-off against the Issuer, any other Material Subsidiary or any other guarantor, unless and until all Guaranteed Obligations have been Paid in Full. If any amount shall be paid (including through any exercise of set-off rights) to the Guarantor arising out of or based upon such right of subrogation, indemnity, contribution or set-off at a time when the Guaranteed Obligations have not been Paid in Full, such amount (in the case of a set-off, an amount equal to such set-off in fact exercised by it) shall be deemed to have been paid to the Guarantor for the benefit of, and held by the Guarantor in trust for, the Guarantee Beneficiaries and shall forthwith be paid to the Guarantee Beneficiaries to be credited and applied to the Guaranteed Obligations, whether matured or unmatured.
3.14    Filing of Claims in Insolvency
Notwithstanding Section 3.11, on request by the Guarantee Beneficiaries, the Guarantor will file, enforce and collect all claims against the Issuer and each other Material Subsidiary in any receivership, bankruptcy, arrangement or other proceedings in which the filing of claims is contemplated by law in respect of any indebtedness of the Issuer or any other Material Subsidiary to the Guarantor, and will hold in trust and assign to the Guarantee Beneficiaries all of the Guarantor’s rights thereunder. If the Guarantor fails to file, enforce or collect any such claim, any Guarantee Beneficiary, as attorney in fact of the Guarantor, is hereby authorized to do so in the name of the Guarantor or, in its discretion, to assign the claim to the Guarantee Beneficiaries or their nominee and cause a proof of claim to be filed in the Guarantee Beneficiaries’ name or the name of their nominee. In all such cases, whether in receivership, bankruptcy, arrangement proceedings or otherwise, the person or persons authorized to pay such claim shall be fully authorized and entitled to pay to the Guarantee Beneficiaries or their nominee the full amount payable on the claim in the proceeding before making any payment to the Guarantor, and to the extent necessary to give effect hereto, the Guarantor hereby assigns to the Guarantee Beneficiaries all of its rights to any payments or distributions to which the Guarantor otherwise would be entitled in such proceeding.
3.15    Appropriation
During the existence of an Event of Default, the Guarantee Beneficiaries shall be at liberty (without in any way prejudicing or affecting their rights hereunder) to appropriate any payment made or monies received to any portion of the Guaranteed Obligations whether then due or to become due, and from time to time to revoke or alter any such appropriation, all as the Guarantee Beneficiaries see fit.
3.16    Preservation of Rights
Until all amounts which may be or become payable by any and all guarantors under or in connection with the Note Purchase Agreement or any other Note Document (as applicable) have been Paid in Full (whether by the Issuer, the other Material Subsidiaries, the Guarantor or otherwise), after a claim has been made pursuant to this Guarantee which has not been Paid in Full, the Guarantee Beneficiaries may:

(a)
refrain from applying or enforcing any other security, monies or rights held or received by the Guarantee Beneficiaries, as the case may be, in respect of (or capable of being applied in respect of) such amounts or apply and enforce the same in such manner and order as the Guarantee Beneficiaries see fit (whether against such amounts or otherwise) and the Guarantor shall not be entitled to the benefit of the same; and

(b)
hold in a suspense account (with the obligation to pay interest on the monies held therein at a reasonable rate available to it for deposits made by it in the same currency on like terms and in like amounts) any monies received from the Guarantor or on account of the Guarantor’s liability under this Guarantee.

ARTICLE 4
OBLIGATIONS NOT RELEASED
4.1    Obligations Absolute
The obligations of the Guarantor hereunder shall be absolute and unconditional, and shall not be released, diminished, discharged or in any way lessened, abated, impaired or reduced by:

(a)
the failure on the part of the Issuer or of any Material Subsidiary to carry out any of their respective Obligations under the Note Purchase Agreement or any other Note Document (as applicable) or by the Guarantee Beneficiaries agreeing to any renewal, extension, increased commitment, change, variation, alteration, restatement, waiver, modification, release or discharge in or in respect of the Guaranteed Obligations or the Note Purchase Agreement or any other Note Document (as applicable), or anything done, suffered or permitted by the Guarantee Beneficiaries in relation to the Guaranteed Obligations or the Note Purchase Agreement or any other Note Document (as applicable), including any amendment or change in the manner, time, place or calculation of payment of the Guaranteed Obligations (including increases or decreases in principal, interest rates, fees or other obligations);

(b)	time or any indulgence being given to, the Issuer, any other Material Subsidiary or any other person by the Guarantee Beneficiaries;

(c)
the merging of the Note Purchase Agreement or any other Note Document (as applicable) or the Guaranteed Obligations or other obligations of the Issuer or any other Material Subsidiary in, or any alteration thereof by virtue of, any subsequent agreement or amending agreement;

(d)	the Guarantee Beneficiaries agreeing to any compromise, settlement, proposal, arrangement or plan of reorganization affecting the Issuer, any other Material Subsidiary or any other guarantor;

(e)
the Guarantee Beneficiaries agreeing to the release of any other guarantor or any other person liable directly or as surety or otherwise for the Guaranteed Obligations or any part thereof, or the addition of any guarantor, endorser or surety;

(f)
the Guarantee Beneficiaries failing or omitting to, or refraining from, taking any action to enforce the Note Purchase Agreement or any other Note Document (as applicable) or any rights or remedies thereunder, or proving the claim or part of the claim of the Guarantee Beneficiaries in any liquidation, bankruptcy, winding up, compromise, arrangement or other proceeding relating to the Issuer, any other Material Subsidiary or any other person;

(g)
lack of validity, enforceability, perfection, provability or collectability (in whole or in part) for any reason of, or any informality, defect or irregularity in or omission from, the Guaranteed Obligations or the Note Purchase Agreement or any other Note Document (as applicable) or any impossibility, impracticability, frustration, illegality, fraud, forgery, force majeure, act of government or change in applicable laws, or the loans or advances constituting the Guaranteed Obligations having been made in excess of the power of the Guarantee Beneficiaries or any of them or in contravention of any of their governing statutes or constating documents;

(h)	any common law or statute bar on enforcement of the whole or any part of the Guaranteed Obligations or the Note Purchase Agreement or any other Note Document (as applicable);

(i)	any marshalling of assets and liabilities;

(j)	any notice by the Guarantor purporting in any way to limit its liability hereunder in respect of any Guaranteed Obligations, whether arising prior or subsequent to such notice;

(k)
any failure or lack of diligence on the part of the Guarantee Beneficiaries to examine, inspect, investigate, monitor or take any other steps in connection with the obligations of the Issuer or any other Material Subsidiary under the Note Agreement or any other Note Document (as applicable), including in respect of environmental matters;

(l)	any limitation on the amount guaranteed by any other guarantor of the Guaranteed Obligations;

(m)
the existence of any claim, set-off or other rights which the Guarantor may have at any time against the Issuer, a Material Subsidiary, the Guarantee Beneficiaries or any other Person, whether in connection herewith or any unrelated transactions;

(n)	any limitation, postponement, prohibition, subordination or other restriction on the rights of the Guarantee Beneficiaries to receive payment of the Obligations;

(o)
any defense arising by reason of any failure of any of the Guarantee Beneficiaries to make any presentment, demand for performance, notice of non- performance, protest, and any other notice, including notice of all of the following: acceptance of this Guarantee, partial payment or non-payment of all or any part of the Obligations and the existence, creation, or incurring of new or additional Obligations;

(p)
any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

(q)
any defense arising by reason of any incapacity, lack of authority, or other defense of the Issuer, a Material Subsidiary or any other Person, or by reason of any limitation, postponement, prohibition on any Guarantee Beneficiary’s right to receive payment of the Obligations or any part thereof, or by reason of the cessation from any cause whatsoever of the liability of the Issuer, a Material Subsidiary or any other Person with respect to all or any part of the Obligations, or by reason of any act or omission of any of the Guarantee Beneficiaries or others which directly or indirectly results in the discharge or release of the Issuer, a Material Subsidiary or any other Person or all or any part of the Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(r)
any defense arising by reason of any failure by a Guarantee Beneficiary to obtain, perfect or maintain a perfected or prior (or any) security interest in or mortgage, charge, lien, trust or encumbrance upon any property of the Issuer, a Material Subsidiary or any other Person, or by reason of any interest of a Guarantee Beneficiary in any property, whether as owner thereof or the holder of a security interest therein or mortgage, charge, lien, trust or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by a Guarantee Beneficiary of any right to recourse or collateral;

(s)
any defense based upon any failure of a Guarantee Beneficiary to give to the Issuer, a Material Subsidiary, the Guarantor or any other Person notice of any sale or other disposition of any property securing any or all of the Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of a Guarantee Beneficiary to comply with any provision of applicable law in enforcing any mortgage, charge, lien, trust or encumbrance upon any such property, including any failure by a Guarantee Beneficiary to dispose of any such property in a commercially reasonable manner;

(t)	any dealing whatsoever with the Issuer, a Material Subsidiary or other Person or any security,

whether negligently or not, or any failure to do so;

(u)
any defense based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Issuer, a Material Subsidiary or any other Person, including any discharge of, or bar against collecting, any of the Obligations, in or as a result of any such proceeding; [or]

(v)	[the fact that the Issuer or any [Material] Subsidiary, as applicable, has a general partnership interest in the Guarantor;] or [Note: Insert subparagraph (v) if applicable.]

(w)
any other event, circumstance, occurrence or contingency which might otherwise constitute a legal or equitable defense available to, or discharge of, the Guarantor, the Issuer, any other Material Subsidiary or any other guarantor of or in respect of the Guaranteed Obligations;

in each case regardless of how substantial, fundamental or material such event or circumstance mentioned above may be, or however prejudicial it may be to the Guarantor, and without any requirement for notice to the Guarantor of any of such event or circumstance.

4.2    Security from the Issuer

(a)
Without limiting the generality of Section 4.1, the Guarantee Beneficiaries shall be at liberty (without in any way prejudicing or affecting their rights hereunder) from time to time to hold and receive such security for the Guaranteed Obligations or any part thereof as they may deem proper, and may give up, vary, exchange, release, surrender, discharge, waive, postpone, subordinate, abandon or otherwise deal with or fail to deal with such security or any part thereof or property covered thereby or allow the Issuer, any other Material Subsidiary or others to deal with the property covered thereby, all as the Guarantee Beneficiaries may consider expedient or appropriate.

(b)
The Guarantee Beneficiaries may, without exonerating in whole or in part the Guarantor, abstain from perfecting or registering, or from continuing any such perfection or registration of, or from taking advantage of, any security or the provisions of any applicable laws relating thereto.

(c)
The Guarantee Beneficiaries may realize or refrain from realizing upon any security when, and in such manner, as the Guarantee Beneficiaries deem expedient, and the Guarantor waives any right it may have to receive notice of any actions or proceedings taken in respect thereof.

(d)
None of (i) any loss of or in respect of any security or the property covered thereby, whether occasioned by the fault, omission, carelessness, negligence or recklessness of the Guarantee Beneficiaries or otherwise (including improvident or improper handling, collection or realization thereof or thereunder), (ii) the failure by the Guarantee Beneficiaries, in whole or in part, to put or keep themselves in a position to deliver the security or any of it to the Guarantor on payment of the Guaranteed Obligations, or (iii) any release, modification or waiver of, or failure, omission, delay, neglect, refusal or lack of diligence to enforce, any right, benefit, privilege or interest under any contract or agreement under which the rights of the Issuer or any other Material Subsidiary have been collaterally or absolutely assigned or in which a security interest has been granted, shall in any way limit, lessen or release or otherwise abate the liability of the Guarantor hereunder.

4.3	Dealing with the Issuer and other Material Subsidiaries
It is the intent of the Guarantor and the Guarantee Beneficiaries that the Guarantee Beneficiaries may discontinue, reduce, increase or otherwise vary the credit of the Issuer and other Material Subsidiaries and otherwise deal, in the broadest sense of that word, with the Issuer, other Material Subsidiaries and others, including any other guarantor, as the Guarantee Beneficiaries may see fit, all without prejudice to or in any way limiting or lessening the Guarantor’s liability hereunder and without necessity for obtaining the consent of or giving notice to the Guarantor.
4.4    Notices not Required
No Guarantee Beneficiary nor any other person shall have any duty or obligation to notify, or timely notify, the Guarantor of (i) any default, event of default or similar event (however denominated) under the Note Purchase Agreement and any other Note Document (as applicable), any renewal, extension, supplement, modification, rearrangement, amendment, restatement, replacement, cancellation, rescission, revocation or reinstatement (whether or not material) under or in respect of the Note Purchase Agreement and any other Note Document, (ii) any release or exchange of any security, (iii) any action taken or not taken by any Guarantee Beneficiary or any other Person against the Issuer, any other Material Subsidiary or any other

Person, (iv) any new agreement between any Guarantee Beneficiary, the Issuer, any other Material Subsidiary or any other person, or (v) any other event or circumstance whatsoever.

ARTICLE 5
REPRESENTATIONS
5.1    Representations
The Guarantor represents and warrants that it has determined that its liability and obligation under this Guarantee may reasonably be expected to substantially benefit the Guarantor directly, and the Guarantor’s board of directors or equivalent governing body has made that determination. The Issuer, the other Material Subsidiaries and the Guarantor are all dependent on each other in the conduct of their respective businesses and are and do business together as an integrated business enterprise. The maintenance and improvement of the Issuer’s financial condition (directly or through a Material Subsidiary) is vital to sustaining the business of the Guarantor and the transactions supported and secured by this Guarantee and the Security therefor produce distinct and identifiable financial and economic direct benefits to the Guarantor. The Guarantor has had full and complete access to the underlying papers relating to the Guaranteed Obligations and all other papers executed by any other Person in connection with the Guaranteed Obligations. The Guarantor is fully informed of all circumstances which bear upon the risks of executing this Guarantee which a diligent inquiry would reveal. The Guarantor has adequate means to obtain from the Issuer and each other Material Subsidiary, on a continuing basis, information concerning the financial condition of the Issuer and each other Material Subsidiary, and is not depending on any Guarantee Beneficiary to provide such information, now or in the future. The Guarantor agrees that no Guarantee Beneficiary shall have any obligation to advise or notify the Guarantor or to provide the Guarantor with any data or information. The Guarantor acknowledges receipt of a copy of all Security and understands the obligations of the Issuer and each other Material Subsidiary thereunder.

ARTICLE 6
WITHHOLDING TAXES
6.1    Payment Net of Withholding Taxes
The Guarantor shall make all payments required hereunder, whether by way of principal, interest or otherwise, without regard to any defense, counterclaim or right of set off available to the Guarantor and without withholding any Taxes. If the Guarantor is required by Law to deduct any withholding Taxes from or in respect of any amounts payable under this Guarantee (i) the Guarantor will make such deductions and (ii) the Guarantor will pay the full amount deducted to the relevant taxing authority or other Governmental Authority in accordance with applicable Law. If the Guarantor is required by Law to deduct any Indemnified Taxes from or in respect of any amounts payable under this Guarantee the amounts payable by the Guarantor hereunder will be increased by the amount necessary so that after making all required deductions (including deductions applicable to Indemnified Taxes payable under this Section 6.1) the Guarantee Beneficiaries will receive an amount equal to the sum they would have received had no such deductions of Indemnified Taxes been made.

ARTICLE 7
EXPENSES AND INDEMNITY

7.1    Expenses
Sections 14.1 of the Note Purchase Agreement is hereby incorporated by reference mutatis mutandis, as if stated verbatim herein as agreements and obligations of the Guarantor.
7.2    Indemnity
Sections 14.2, 14.3, and 14.4 of the Note Purchase Agreement are hereby incorporated by reference mutatis mutandis, as if stated verbatim herein as agreements and obligations of the Guarantor.

ARTICLE 8
SECURITY
8.1    Security
The obligations of the Guarantor hereunder shall be secured in the manner provided in Article 8 of the Note Purchase Agreement and, in respect of the Guarantor and the Security granted or to be granted by the Guarantor as provided therein and herein, the provisions of such Article 8 are (if Security is required thereby) incorporated herein, with necessary changes, to the same extent as if repeated herein.
8.2    Intercreditor Agreement
[Reference is made to the Intercreditor Agreement, dated as of July [__], 2018, between NATIONAL BANK OF CANADA, as [Priority Lien Agent] (as defined therein), and U.S. BANK NATIONAL ASSOCIATION, as [Junior Lien Agent] (as defined therein). Each Person that is secured hereunder, by accepting the benefits of the security provided hereby, (i) agrees (or is deemed to agree) that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement, (ii) authorizes (or is deemed to authorize) the [Priority Lien Agent] on behalf of such Person to enter into, and perform under, the Intercreditor Agreement and (iii) acknowledges (or is deemed to acknowledge) that a copy of the Intercreditor Agreement was delivered, or made available, to such Person. Notwithstanding any other provision contained herein, this Guarantee, the Liens created hereby and the rights, remedies, duties and obligations provided for herein are subject in all respects to the provisions of the Intercreditor Agreement and, to the extent provided therein, the applicable Security Documents (as defined in the Intercreditor Agreement). In the event of any conflict or inconsistency between the provisions of this Guarantee and the Intercreditor Agreement, the provisions of the Intercreditor Agreement shall control.]

ARTICLE 9
GENERAL
9.1    Notice
Any notice, communication or demand to be made or given hereunder shall be in writing and may be made or given by personal delivery or by facsimile or email or other electronic means of communication addressed as follows:
To the Guarantor:
c/o Bellatrix Exploration Ltd.
1920, 800 - 5th Avenue SW

Calgary, AB
T2P 3TG
Attention: [Redacted]
Fax No.: [Redacted]
To the Guarantee Beneficiaries:
U.S. Bank National Association
Global Corporate Trust Services
225 Asylum Street- 23rd Floor
Hartford, CT 06103
Attn: [Redacted]
Email: [Redacted]
Tel:  [Redacted]
with a copy to:
[]
Attention: []
Fax No.: []
or to such other address, facsimile number or email address as any party may from time to time notify the other in accordance with this Section. Any notice, communication or demand made or given by personal delivery during usual business hours at the place of receipt on a Business Day shall be deemed to have been given on the day of actual delivery thereof. Any notice, communication or demand made or given by personal delivery after usual business hours on a Business Day or by facsimile, email or other electronic means of communication shall be deemed to have been given, on the first Business Day following the transmittal thereof.
9.2    Governing Law and Jurisdiction
The provisions of Section 1.3 of the Note Purchase Agreement are hereby incorporated by reference.
9.3    Payment on Stay
If:

(a)	the Issuer, any other Material Subsidiary or the Guarantor is prevented from making payment of any of the Guaranteed Obligations when it would otherwise be required to do so; or

(b)	the Guarantee Beneficiaries are prevented from demanding payment of the Guaranteed Obligations;
in each case because of a stay or other judicial proceeding or any other legal impediment, all Guaranteed Obligations or other amounts otherwise subject to demand, acceleration or payment shall nevertheless be payable by the Guarantor as provided for hereunder.

9.4    Judgment Currency
Any payment made to or for the account of the Guarantee Beneficiaries in respect of any amount payable by the Issuer in the Tendered Currency other than the Required Currency, whether pursuant to any judgment or order of a court or tribunal or otherwise, shall constitute a discharge of the Issuer only to the extent of the amount of the Required Currency which may be purchased with the Equivalent Amount of such Tendered Currency. The Issuer covenants and agrees to and in favor of the Guarantee Beneficiaries that it shall, as a separate and independent obligation which shall not be merged in any such judgment or order, pay or cause to be paid the amount not so discharged in accordance with the foregoing and indemnify and hold harmless the Guarantee Beneficiaries against any loss or damage arising as a result of any such amount being paid in such Tendered Currency. A certificate of the Guarantee Beneficiaries as to any such loss or damage shall be prima facie evidence of the amount thereof in the absence of manifest error.
9.5    Prohibited Rate
In no event shall any interest or fee to be paid hereunder exceed the maximum rate permitted by applicable Law. In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under applicable Law. It is further agreed that any excess actually received by a Guarantee Beneficiary shall be credited against the Guaranteed Obligations.
9.6    Assignment

(a)
The Guarantee Beneficiaries may assign, or grant participation in, this Guarantee (in whole or in part) to any person to whom they are entitled to assign any Guaranteed Obligations under the Note Purchase Agreement or any other Note Document (as applicable).

(b)	Except as permitted by the Note Purchase Agreement, the Guarantor shall not assign its rights or obligations hereunder without the prior written consent of the Guarantee Beneficiaries.

(c)	Subject to paragraphs (a) and (b), this Guarantee shall inure to the benefit of and be binding upon the Guarantor, the Guarantee Beneficiaries, and their respective successors and assigns.
9.7    Severability
Any provision of this Guarantee which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
9.8    Whole Agreement
This Guarantee constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments and representations, written or oral, in respect thereof.
9.9    Amendments, Waivers and Consents
This Guarantee may only be amended by an agreement in writing between the Guarantor and the Agent, and provisions hereof may be waived or matters consented to by the Agent only if the Agent so agrees in writing. Any waiver or consent by the Agent under any provision of this Guarantee may be given subject to any conditions thought fit by the Agent. Any waiver or consent shall be effective only in the specific instance and for the purpose for which it is given.
9.10    Further Assurances

(a)	Each party shall promptly cure any defect by it in the execution and delivery of this Guarantee.

(b)
The Guarantor, at its expense, shall promptly execute and deliver to the Guarantee Beneficiaries, upon request by the Guarantee Beneficiaries in writing, all such other and further documents, agreements, legal opinions, certificates and instruments in order to give effect to the covenants and agreements of the Guarantor in this Guarantee, and shall make any recording, file any notice or obtain any consent in connection therewith, all as may be reasonably necessary or appropriate.

9.11    Time of the Essence
Time shall be of the essence of this Guarantee.
9.12    Counterparts
This Guarantee may be executed in any number of counterparts, and by facsimile or other electronic transmission, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. It shall not be necessary in making proof of this Guarantee to produce or account for more than one full set counterparts.
9.13    Separate Action
In case of default hereunder, the Guarantee Beneficiaries may maintain an action or separate successive actions upon this Guarantee against the Guarantor whether or not the Issuer or any other Material Subsidiary is joined therein or a separate action is brought against the Issuer, any other Material Subsidiary or any other guarantor or any judgment obtained against any of them. The Guarantee Beneficiaries’ rights shall not be exhausted by the exercise of any of the Guarantee Beneficiaries’ rights hereunder or otherwise against the Guarantor or by any number of successive actions until and unless all Guaranteed Obligations have been fully paid and performed, and each of the Guarantor’s obligations hereunder has been fully performed.

9.14    Waiver and Acknowledgement

(a)	The Guarantor hereby expressly waives:

(i)	notice of acceptance of this Guarantee;

(ii)	notice of the existence or creation of all or any of the Guaranteed Obligations;

(iii)	any right to require marshalling of any assets and liabilities;

(iv)	presentment, notice of dishonour, protest, and all other notices whatsoever; and

(v)	all diligence in collection or protection of or realization upon the Guaranteed Obligations or any thereof, any obligation hereunder.

(b)	The Guarantor acknowledges the terms of the Note Purchase Agreement and consents to and approves the same.

(c)	The Guarantor hereby acknowledges receipt of a true copy of this Guarantee.
9.15    Settlement of Accounts
Any account settled or stated between a Guarantee Beneficiary and the Issuer or any Material Subsidiary will be accepted by the Guarantor as prima facie evidence, absent manifest error, that the amount thereby appearing due by the Issuer or such Material Subsidiary to the Guarantee Beneficiaries is so due.
9.16    Negotiated Document
This Guarantee is the result of negotiations between the Guarantor and the Guarantee Beneficiaries and has been reviewed by counsel to the Guarantor and the Guarantee Beneficiaries and is the product of both the Guarantor and the Guarantee Beneficiaries. Accordingly, this Guarantee is not to be construed against the Guarantee Beneficiaries merely because of its involvement in this Guarantee’s preparation.
9.17    Acknowledgement
The Guarantor acknowledges having reviewed each of the representations, warranties and covenants set forth in Section 9.1 and Article 10 of the Note Purchase Agreement and hereby restates each of such representations, warranties and covenants herein to the extent they relate to it and the Guarantor agrees to be bound by each such representation, warranty and covenant as if each was repeated herein, subject to the same cure periods set out in the Note Purchase Agreement.
9.18    Interpretation
The division of this Guarantee into sections and paragraphs, and the insertion of headings, is for convenience of reference only and will not affect the construction or interpretation of this Guarantee. Unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders. When used in this Guarantee, the word “including” (or includes) means “including (or includes) without limitation”.
9.19    Inconsistency
To the extent that there is any inconsistency or ambiguity between the provisions of this Guarantee and the Note Purchase Agreement, the provisions of the Note Purchase Agreement will govern to the extent necessary to eliminate such inconsistency or ambiguity.
9.20    [References to Guarantor]
[All references in this Guarantee to representations and warranties by, covenants of, actions and steps by, or the performance of the terms and conditions hereof by the “Guarantor” shall, as the context requires, be and shall be construed as being by the partners of [•] on behalf of and in respect of such partnership.] [Note: Insert Section 9.20, with appropriate conforming changes, for a guarantee by a general partnership; insert similar provisions, with additional conforming changes, for a guarantee by a limited partnership, trust or other unincorporated entity.]

IN WITNESS WHEREOF the Guarantor has executed this Guarantee.
[•]
By:_________________________
Name: [•]
Title: [•]

EXHIBIT 6
FORM OF NOTE

[See Attached.]

EXHIBIT A FORM OF NOTE

BELLATRIX EXPLORATION LTD.

8.50% SENIOR SECURED SECOND LIEN NOTE DUE [•], 2023

THIS NOTE IS BEING ISSUED WITH ORIGINAL ISSUE DISCOUNT FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. FOR INFORMATION REGARDING THE ISSUE PRICE, THE TOTAL AMOUNT OF ORIGINAL ISSUE DISCOUNT, THE ISSUE DATE, AND THE YIELD TO MATURITY OF THE NOTE, PLEASE CONTACT [name or title at Issuer], [address or telephone number].

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. NEITHER THIS NOTE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

No. [ ]                                            [ ], 20[ ]
$[ ]

FOR VALUE RECEIVED, BELLATRIX EXPLORATION LTD., a Calgary, Alberta corporation (the “Issuer”), hereby promises to pay to [         ] (the “Holder”) or its registered assigns, at the office of U.S. BANK NATIONAL ASSOCIATION (the “Agent”) as set forth in the Note Purchase Agreement, the principal sum of [ ] Dollars ($[    ]) (or such lesser amount as shall equal the unpaid principal amount of this Note), in lawful money of the United States of America and in immediately available funds, on the dates and in the principal amounts provided in the Note Purchase Agreement as hereinafter defined, and to pay interest on the unpaid principal amount of this Note, at such office, in like money and funds, for the period commencing on the date of the purchase of this Note until this Note shall be paid in full, at the rates per annum and on the dates provided in the Note Purchase Agreement.

The date and amount of this Note, and each payment made on account of the principal thereof, shall be recorded by the Holder on its books and, prior to any transfer of this Note, may be recorded by the Holder on the schedules attached hereto or any continuation thereof or on any separate record maintained by the Holder. Failure to make any such notation or to attach a schedule shall not affect the Holder’s or the Issuer’s rights or obligations in respect of this Note or affect the validity of such transfer by the Holder of this Note.

This Note is one of the Notes referred to in the Note Purchase Agreement dated as of July 25, 2018 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Note Purchase Agreement”) among the Issuer, Bellatrix Exploration Ltd., a Calgary, Alberta corporation, the Agent, and the holders party thereto (including the Holder) from time to time. Capitalized terms used in this Note have the respective meanings assigned to them in the Note Purchase Agreement.

This Note is issued pursuant to the Note Purchase Agreement and is entitled to the benefits provided for in the Note Purchase Agreement and the other Note Documents. The Note Purchase Agreement provides for the acceleration of the maturity of this Note upon the occurrence of certain events, for prepayments of this Note upon the terms and conditions specified therein and other provisions relevant to this Note.

The ownership of an interest in this Note shall be registered in the Register. Notwithstanding anything else in this Note to the contrary, the right to the principal of, and stated interest and any fees or premiums on or with respect to, this Note may be transferred only if the transfer is made in accordance with the terms and conditions of the Note Purchase Agreement, is registered in the Register and the transferee is identified as the owner of an interest in the obligation. The Holder or its agent shall be entitled to treat the registered holder of this Note (as recorded on such record of ownership) as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in this Note on the part of any other person or entity.

THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE ISSUER AND THE HOLDER OF THIS NOTE SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF NEW YORK.

BELLATRIX EXPLORATION, LTD

By: _____________________________________
Name:___________________________________
Title:____________________________________

EXHIBIT 7
ASSIGNMENT AGREEMENT
This Assignment Agreement (the “Assignment Agreement”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Note Purchase Agreement identified below (as amended, the “Note Purchase Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee.
For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Note Purchase Agreement, as of the Effective Date inserted by the Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Holder under the Note Purchase Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below and (ii) to the extent permitted to be assigned under applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Holder) against any Person, whether known or unknown, arising under or in connection with the Note Purchase Agreement, any other documents or instruments delivered pursuant thereto or the note transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by the Assignor to the Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment Agreement, without representation or warranty by the Assignor.
As of the Effective Date, the Assignee represents and warrants that each representation and warranty set forth in ARTICLE 19 and in Section 16.1(b)(v) of the Note Purchase Agreement is true and correct in all respects on and as of the Effective Date.
1.    Assignor:        ______________________________
2.    Assignee:        ______________________________
[and is an Affiliate or Related Fund of [identify Holder]]
3.    Issuer:            Bellatrix Exploration Ltd. (the “Issuer”)

4.	Agent: U.S. Bank National Association, as agent under the Note Purchase Agreement (in such capacity, the “Agent”)

5.	Agreement: Note Purchase Agreement dated as of July 25, 2018, among the Issuer, the Agent, and the Holders parties thereto from time to time
6.    Assigned Interest:

Amount of Notes Assigned	Date of Issuance of Notes Assigned	Aggregate Amount of Notes for all Holders	Percentage Assigned of Notes
$		$	%
$		$	%
$		$	%

Effective Date:	_____________ ___, 20___ (the “Effective Date”) [TO BE INSERTED BY AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]
This Assignment Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment Agreement may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment Agreement by email or telecopy shall be effective as delivery of a manually executed counterpart of this Assignment Agreement. This Assignment Agreement shall be governed by, and construed in accordance with, the law of the State of New York.
(Signature Page Follows)

The terms set forth in this Assignment Agreement are hereby agreed to:
ASSIGNOR
[NAME OF ASSIGNOR]

By:________________________________
Title:

ASSIGNEE
[NAME OF ASSIGNEE]

By:________________________________
Title:

Accepted:
U.S. BANK NATIONAL ASSOCIATION, as Agent

By________________________________
Name:
Title:

[Consented to:]4
BELLATRIX EXPLORATION LTD.

By________________________________
Name:
Title:

4    To be added only if the consent of the Issuer is required by the terms of the Note Purchase Agreement.

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1.    Representations and Warranties.
1.1    Assignor[s]. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (iv) it is [not] a Defaulting Holder; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Note Purchase Agreement or any other Note Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Note Documents or any collateral thereunder, (iii) the financial condition of the Issuer, any of its Material Subsidiaries or Affiliates or any other Person obligated in respect of any Note Document or (iv) the performance or observance by the Issuer, any of its Material Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Note Document.
1.2.    Assignee[s]. [The][Each] Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Holder under the Note Purchase Agreement, (ii) it meets all the requirements to be an assignee under Article 16 of the Note Purchase Agreement, (iii) from and after the Effective Date, it shall be bound by the provisions of the Note Purchase Agreement as a Holder thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Holder thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Note Purchase Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Sections 10.1(b) and 10.1(c) thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, (vi) it has, independently and without reliance upon the Agent or any other Holder and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, and (vii) attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Note Purchase Agreement, duly completed and executed by [the][such] Assignee; and (b) agrees that (i) it will, independently and without reliance on the Agent, [the][any] Assignor or any other Holder, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Note Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Note Documents are required to be performed by it as a Holder.

2.    Payments. From and after the Effective Date, the Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts which have accrued to but excluding the Effective Date and to [the][the relevant] Assignee for amounts which have accrued from and after the Effective Date.5
3.    General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

[5]
In some circumstances, the following alternative language may be appropriate: “From and after the Effective Date, the Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor[s] and the Assignee[s] shall make all appropriate adjustments in payments by the Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.”

EXHIBIT 8
FORM OF SECURITIES PLEDGE AGREEMENT

[See Attached.]

FORM OF PLEDGE AGREEMENT
[OBLIGOR]
as Obligor
and
U.S. BANK NATIONAL ASSOCIATION
as Agent
SECURITIES PLEDGE AGREEMENT
[Date]

SECURITIES PLEDGE AGREEMENT
THIS SECURITIES PLEDGE AGREEMENT dated as of [date] (this “Agreement”) made by [name of Obligor] (together with its successors and permitted assigns, the “Obligor”) to and in favour of U.S. Bank National Association, as administrative agent for Holders under the Note Purchase Agreement (as defined below) and any successor agent appointed under the Note Purchase Agreement, and its successors and permitted assigns (the “Agent”).
RECITALS:

(a)	Holders have agreed to purchase certain Notes from [Obligor]/[Issuer] on the terms and conditions contained in the Note Purchase Agreement;

(b)
It is a condition to the extension of credit to [Obligor]/[Issuer] under the Note Purchase Agreement that the Obligor execute and deliver this Agreement in favour of the Agent as security for the payment and performance of the Obligor’s obligations under the Note Documents to which it is a party; and

(c)
[The Obligor is a direct, wholly-owned, Subsidiary of Issuer and due to the close business and financial relationships between the Obligor, Issuer and the other affiliates party to the transactions contemplated by the Note Purchase Agreement, the Obligor will derive substantial direct and indirect benefits from such transactions and therefore the Obligor considers it in its best interest to provide this Agreement.]

In consideration of the foregoing and other good and valuable consideration, the receipt and adequacy of which are acknowledged, the Obligor agrees as follows.
Section 1    Defined Terms.

As used in this Agreement, the following terms have the following meanings:
“Collateral” has the meaning specified in Section 3.
“Expenses” has the meaning specified in Section 4(b).
[“Issuer” means Bellatrix Exploration Ltd. and its successors and permitted assigns.]
“Note Purchase Agreement” means that certain Note Purchase Agreement dated as of July 25, 2018, among [Obligor]/[Issuer], Holders and the Agent, as the same may be amended, modified, extended, renewed, replaced, restated, supplemented or refinanced from time to time and includes any agreement extending the maturity of, refinancing or restructuring all or any portion of, the indebtedness under such agreement or any successor agreements, whether or not with the same Agent or Holders.
“PPSA” has the meaning specified in Section 2(1).
“Secured Creditors” means the Agent and Holders.
“Secured Obligations” has the meaning specified in Section 4(a).
“Security” means a security (as defined in the STA) and all other shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, a Person’s capital, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any all rights, warrants, options or other rights exchangeable for or convertible into any of the foregoing.
“Security Interest” has the meaning specified in Section 4.

“STA” has the meaning specified in Section 2(1).
“ULC” means an unlimited company, an unlimited liability company or an unlimited liability corporation incorporated pursuant to or otherwise governed by the laws of any of the provinces of Canada.
“ULC Shares” means shares in any ULC at any time owned or otherwise held by the Obligor.

Section 2	Interpretation.

(1)
Terms defined in the Personal Property Security Act (Alberta) (“PPSA”) or the Securities Transfer Act (Alberta) (“STA”) and used but not otherwise defined in this Agreement have the same meanings. For greater certainty, the terms “investment property”, “money” and “proceeds” have the meanings given to them in the PPSA; and the terms “certificated security”, “control”, “deliver”, “entitlement holder”, “financial asset”, “securities account”, “securities intermediary”, “security”, “security entitlement” and “uncertificated security” have the meanings given to them in the STA. Capitalized terms used in this Agreement and the recitals hereto but not defined have the meanings given to them in the Note Purchase Agreement.

(2)	The provisions of Section 8.5 of the Note Purchase Agreement are hereby incorporated by reference into this Agreement and shall form a part of this Agreement, mutatis mutandis.

(3)
In this Agreement the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”. The expressions “Section” and other subdivision followed by a number mean and refer to the specified Section or other subdivision of this Agreement.

(4)	Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(5)	The division of this Agreement into Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation.

(6)	The schedules attached to this Agreement form an integral part of it for all purposes of it.

(7)
Any reference to this Agreement, any Note Document or any Security Document refers to this Agreement or such Note Document or Security Document as the same may have been or may from time to time be amended, modified, extended, renewed, restated, replaced or supplemented and includes all schedules attached to it. Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as the same may have been or may from time to time be amended or re-enacted.

Section 3	Grant of Security.
The Obligor grants to the Agent, for the benefit of the Secured Creditors, a security interest in, and assigns, charges, hypothecates and pledges to the Agent, for the benefit of the Secured Creditors, the following (collectively, the “Collateral”):

(a)
all Securities now owned or hereafter acquired by the Obligor, including the Securities listed in Schedule “A”, as such schedule may be amended, supplemented or modified from time to time, all security certificates and other instruments representing such Securities and all rights and claims of the Obligor in such Securities;

(b)
all securities accounts in the name of the Obligor now existing or hereafter established including the securities accounts listed in Schedule “A” , as such schedule may be amended, supplemented or modified from time to time, and all of the credit balances, security entitlements, other financial assets and items or property (or their value) standing to the credit from time to time in such securities accounts and all rights and claims of the Obligor in such investment property;

(c)
all substitutions and replacements of, increases and additions to the property described in Section 3(a) and Section 3(b), including any consolidation, subdivision, reclassification or stock dividend; and

(d)
all proceeds in any form derived directly or indirectly from any dealing with all or any part of the property described in Section 3(a), Section 3(b) and Section 3(c), including the proceeds of such proceeds.

Section 4	Secured Obligations.
The security interest, assignment, charge, hypothecation and pledge granted by this Agreement (collectively, the “Security Interest”) secures the payment and performance of:

(a)
all debts, liabilities and obligations, present or future, direct or indirect, absolute or contingent, matured or unmatured, at any time or from time to time due or accruing due and owing by or otherwise payable by the Obligor to the Secured Creditors, or any one or more of them, in any currency, under, in connection with or pursuant to the Note Purchase Agreement and any other Note Document to which the Obligor is a party, and whether incurred by the Obligor alone or jointly with another or others and whether as principal, guarantor or surety and in whatever name or style (collectively, and together with the Expenses, the “Secured Obligations”); and

(b)
all reasonable expenses, costs and charges incurred by or on behalf of the Secured Creditors in connection with this Agreement, the Security Interest or the Collateral, including all reasonable legal fees, court costs, receiver’s or agent’s remuneration and other expenses of taking possession of, repairing, protecting, insuring, preparing for disposition, realizing, collecting, selling, transferring, delivering or obtaining payment for the Collateral, and of taking, defending or participating in any action or proceeding in connection with any of the foregoing matters or otherwise in connection with the Secured Creditors’ interest in any Collateral, whether or not directly relating to the enforcement of this Agreement or any other Note Document (collectively, the “Expenses”).

Section 5	Attachment.

(1)
The Obligor acknowledges that (i) value has been given, (ii) it has rights in the Collateral or the power to transfer rights in the Collateral to the Agent, (iii) it has not agreed to postpone the time of attachment of the Security Interest, and (iv) it has received a copy of this Agreement.

(2)
If the Obligor (v) acquires any Securities, (vi) acquires any other financial assets that have not been credited to a securities account specified in Schedule “A” or (vii) establishes or maintains a securities account that is not specified in Schedule “A”, the Obligor will notify the Agent in writing and provide the Agent with a revised Schedule “A” recording the acquisition or establishment of and particulars relating to such Securities, financial assets or securities account within 30 days after such acquisition or establishment.

(3)
At the request of the Agent (which request shall be subject to the Intercreditor Agreement), the Obligor will cause the Agent to have control over each security and all other investment property that are now or at any time become Collateral, and will take all action that the Agent, acting reasonably, deems advisable to cause the Agent to have control over such Collateral, including (viii) endorsing any certificated securities to the Agent or its nominee in blank by an effective endorsement, (ix) delivering the Collateral to the Agent or someone on its behalf as the Secured Creditor may direct, (x) delivering to the Agent any and all consents or other documents or agreements which may be necessary to effect the transfer of any Collateral to the Agent or any third party and (xi) entering into control agreements with the Agent and the applicable securities intermediary or issuer in respect of any Collateral in form and substance satisfactory to the Agent, acting reasonably.

(4)
The Obligor irrevocably waives, to the extent permitted by applicable law, any right to receive a copy of any financing statement or financing change statement (and any verification statement relating to the same) registered in respect of this Agreement or any other security agreement granted to the Secured Creditors or any of them.

Section 6	Care and Custody of Collateral.

(1)
The Agent may, upon the occurrence and during the continuance of an Event of Default but subject to the provisions of the Intercreditor Agreement, assume control of any dividends, distributions or proceeds arising from the Collateral.

(@)
The Agent has no obligation to collect dividends, distributions or interest payable on, or exercise any option or right in connection with, any Collateral. The Agent has no obligation to protect or preserve any Collateral from depreciating in value or becoming worthless and is released from all responsibility for any loss of value whether such Collateral in in the possession of, is a security entitlement of, or is subject to the control of, the Agent, a securities intermediary, the Obligor or any other person. In the physical keeping of any Securities, the Agent is only obliged to exercise the same degree of care as it would exercise with respect to its own Securities kept at the same place.

(3)
The Agent may, upon the occurrence and during the continuance of an Event of Default but subject to the provisions of the Intercreditor Agreement, sell, transfer, use or otherwise deal with any investment property included in the Collateral over which the Agent has control, on such conditions and in such manner as the Agent in its sole discretion may determine.

Section 7	Rights of the Obligor.

(1)
Until the occurrence of an Event of Default which is continuing, the Obligor is entitled to vote the Securities and other financial assets that are part of the Collateral for any purposes not inconsistent with the terms of this Agreement or the Note Purchase Agreement and to receive all dividends and distributions on such Securities and other financial assets. Upon the occurrence and during the continuance of an Event of Default, all rights of the Obligor to vote (under any proxy given by the Agent (or its nominee) or otherwise) or to receive distributions or dividends cease and all such rights become vested solely and absolutely in the Agent.

(2)
Any distributions or dividends received by the Obligor contrary to Section 7(1) or any other moneys or property received by the Obligor after the Security Interest is enforceable will be received as trustee for the Agent and the Secured Creditors and shall be immediately paid over to the Agent.

Section 8	Expenses.
The Obligor is liable for and will pay on demand by the Agent any and all Expenses.

Section 9	Enforcement.
The Security Interest becomes and is enforceable against the Obligor upon the occurrence and during the continuance of an Event of Default.

Section 10	Remedies.
(a)    Whenever the Security Interest is enforceable, the Agent may realize upon the Collateral and enforce the rights of the Agent and the Secured Creditors by:

(b)	realizing upon or otherwise disposing of or contracting to dispose of the Collateral by sale, transfer or delivery;

(c)
exercising and enforcing all rights and remedies of a holder of the Collateral as if the Agent were the absolute owner thereof (including, if necessary, causing the Collateral to be registered in the name of the Agent or its nominee if not already done);

(d)	collection of any proceeds arising in respect of the Collateral;

(e)	instruction or order to any issuer or securities intermediary pursuant to any control the Agent has over the Collateral;

(f)	application of any proceeds arising in respect of the Collateral in accordance with Section 19(12);

(g)
appointment by instrument in writing of a receiver (which term as used in this Agreement includes a receiver and manager) or agent of all or any part of the Collateral and removal or replacement from time to time of any receiver or agent;

(h)	institution of proceedings in any court of competent jurisdiction for the appointment of a receiver of all or any part of the Collateral; and

(i)	any other remedy or proceeding authorized or permitted under the PPSA or otherwise by law or equity.

Section 11	Exercise of Remedies.
The remedies under Section 10 may be exercised from time to time separately or in combination and are in addition to, and not in substitution for, any other rights of the Agent and the Secured Creditors however arising or created. The Agent and the Secured Creditors are not bound to exercise any right or remedy, and the exercise of rights and remedies is without prejudice to the rights of the Agent and the Secured Creditors in respect of the Secured Obligations including the right to claim for any deficiency.

Section 12	Receiver’s Powers.

(1)
Any receiver appointed by the Agent is vested with the rights and remedies which could have been exercised by the Agent in respect of the Obligor or the Collateral and such other powers and discretions as are granted in the instrument of appointment and any supplemental instruments. The identity of the receiver, its replacement and its remuneration are within the sole and unfettered discretion of the Agent.

(2)
Any receiver appointed by the Agent will act as agent for the Agent for the purposes of taking possession of the Collateral, but otherwise and for all other purposes (except as provided below), as agent for the Obligor. The receiver may sell, transfer, deliver or otherwise dispose of Collateral as agent for the Obligor or as agent for the Agent as the Agent may determine in its discretion. The Obligor agrees to ratify and confirm all actions of the receiver acting as agent for the Obligor, and to release and indemnify the receiver in respect of all such actions.

(3)
The Agent, in appointing or refraining from appointing any receiver, does not incur liability to the receiver, the Obligor or otherwise and is not responsible for any misconduct or negligence of such receiver.

Section 13	Appointment of Attorney.
Upon the occurrence of an Event of Default which is continuing, the Obligor hereby irrevocably constitutes and appoints the Agent (and any officer of the Agent) the true and lawful attorney of the Obligor. As the attorney of the Obligor, the Agent has the power to exercise for and in the name of the Obligor with full power of substitution, upon the occurrence and during the continuance of an Event of Default, any of the Obligor’s right (including the right of disposal), title and interest in and to the Collateral including the execution, endorsement, delivery and transfer of the Collateral to the Agent, its nominees or transferees, and the Agent and its nominees or transferees are hereby empowered to exercise all rights and powers and to perform all acts of ownership with respect to the Collateral to the same extent as the Obligor might do. This power of attorney is irrevocable, is coupled with an interest, has been given for valuable consideration (the receipt and adequacy of which is acknowledged) and survives, and does not terminate upon, the bankruptcy, dissolution, winding up or insolvency of the Obligor. This power of attorney extends to and is binding upon the Obligor’s successors and permitted assigns. The Obligor authorizes the Agent to delegate in writing to another Person any power and authority of the Agent under this power of attorney as may be necessary or desirable in the opinion of the Agent, and to revoke or suspend such delegation.

Section 14	Dealing with the Collateral.

(1)
The Agent and the Secured Creditors are not obliged to exhaust their recourse against the Obligor or any other Person or against any other security they may hold in respect of the Secured Obligations before realizing upon or otherwise dealing with the Collateral in such manner as the Agent may consider desirable.

(2)
The Agent and the Secured Creditors may grant extensions or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Obligor and with other Persons, sureties or securities as they may see fit without prejudice to the Secured Obligations, the liability of the Obligor or the rights of the Agent and the Secured Creditors in respect of the Collateral.

(3)
Except as otherwise provided by law or this Agreement, the Agent and the Secured Creditors are not (xii) liable or accountable for any failure to collect, realize or obtain payment in respect of the Collateral, (xiii) bound to institute proceedings for the purpose of collecting, enforcing, realizing or obtaining payment of the Collateral or for the purpose of preserving any rights of any Persons in respect of the Collateral, (xiv) responsible for any loss occasioned by any sale or other dealing with the Collateral or by the retention of or failure to sell or otherwise deal with the Collateral, or (xv) bound to protect the Collateral from depreciating in value or becoming worthless.

Section 15	Standards of Sale.
Without prejudice to the ability of the Agent to dispose of the Collateral in any manner which is commercially reasonable, the Obligor acknowledges that:

(a)	the Collateral may be disposed of in whole or in part;

(b)	the Collateral may be disposed of by public auction, public tender or private contract, with or without advertising and without any other formality;

(c)	any assignee of the Collateral may be the Agent, a Secured Creditor or customer of any such Person;

(d)	any sale conducted by the Agent will be at such time and place, on such notice and in accordance with such procedures as the Agent, in its sole discretion, may deem advantageous;

(e)
the Collateral may be disposed of in any manner and on any terms necessary to avoid violation of applicable law (including compliance with such procedures as may restrict the number of prospective bidders and purchasers, require that the prospective bidders and purchasers have certain qualifications, and restrict the prospective bidders and purchasers to Persons who will represent and agree that they are purchasing for their own account for investment and not with a view to the distribution or resale of the Collateral) or in order to obtain any required approval of the disposition (or of the resulting purchase) by any governmental or regulatory authority or official;

(f)	a disposition of the Collateral may be on such terms and conditions as to credit or otherwise as the Agent, in its sole discretion, may deem advantageous; and

(g)	the Agent may establish an upset or reserve bid or price in respect of the Collateral.

Section 16	Dealings by Third Parties.

(1)
No Person dealing with the Agent, any of the Secured Creditors or an agent or receiver is required to determine (xvi) whether the Security Interest has become enforceable, (xvii) whether the powers which such Person is purporting to exercise have become exercisable, (xviii) whether any money remains due to the Agent or the Secured Creditors by the Obligor, (xix) the necessity or expediency of the stipulations and conditions subject to which any sale or lease is made, (xx) the propriety or regularity of any sale or other dealing by the Agent or any Secured Creditor with the Collateral, or (xxi) how any money paid to the Agent or the Secured Creditors has been applied.

(2)
Any bona fide purchaser of all or any part of the Collateral from the Agent or any receiver or agent will hold the Collateral absolutely, free from any claim or right of whatever kind, including any equity of redemption, of the Obligor, which it specifically waives (to the fullest extent permitted by law) as against any such purchaser together with all rights of redemption, stay or appraisal which the Obligor has or may have under any rule of law or statute now existing or hereafter adopted.

Section 17	ULC Shares.

(1)
Notwithstanding anything else contained in this Agreement or any other document or agreement among all or some of the parties hereto, the Obligor is the sole registered and beneficial owner of all Collateral that is ULC Shares and will remain so until such time as such ULC Shares are effectively transferred into the name of the Agent, any of the Secured Creditors, or any nominee of the foregoing or any other Person on the books and records of such ULC. Accordingly, the Obligor shall be entitled to receive and retain for its own account any dividend on or other distribution, if any, in respect of ULC Shares that are Collateral and shall have the right to vote such ULC Shares and to control the direction, management and policies of any ULC to the same extent as the Obligor would if such ULC Shares were not pledged to the Agent for the benefit of the Secured Creditors pursuant hereto. Nothing in this Agreement or any other document or agreement among all or some of the parties hereto is intended to, and nothing in this Agreement or any other document or agreement among all or some of the parties hereto shall, constitute the Agent, any of the Secured Creditors or any Person other than the Obligor, a member of any ULC for the purposes of the Companies Act (Nova Scotia), the Business Corporations Act (British Columbia), the Business Corporations Act (Alberta) or any other applicable legislation until such time as notice is given to the Obligor and further steps are taken hereunder or thereunder so as to register the Agent, any of the Secured Creditors or any nominee of the foregoing, as specified in such notice, as the holder of shares of such ULC. To the extent any provision hereof would have the effect of constituting the Agent or any of the Secured Creditors a member of a ULC prior to such time, such provision shall be severed herefrom and ineffective with respect to Collateral that is shares of such ULC without otherwise invalidating or rendering unenforceable this Agreement or invalidating or rendering unenforceable such provision insofar as it relates to Collateral that is not shares of such ULC.

(2)
Except upon the exercise of rights to sell or otherwise dispose of Collateral that is ULC Shares once the Security Interest is enforceable, the Obligor shall not cause or permit, or enable any ULC in which it holds ULC Shares that are Collateral to cause or permit, the Agent or any other Secured Creditor to: (a) be registered as a shareholder or member of a ULC; (b) have any notation entered in its favour in the share register of a ULC; (c) be held out as a shareholder or member of a ULC; (d) receive, directly or indirectly, any dividends, property or other distributions from a ULC by reason of the Agent or any other Secured Creditor holding a security interest in a ULC or ULC Shares; or (e) act as a shareholder or member of a ULC, or exercise any rights of a shareholder or member including the right to attend a meeting of, or to vote the shares of, a ULC.

Section 18	Representations, Warranties and Covenants.
The Obligor represents and warrants and covenants and agrees, acknowledging and confirming that the Agent and each Secured Creditor is relying on such representations, warranties, covenants and agreements, that:

(a)	The Obligor will not consummate an Asset Sale in respect of any Collateral except as expressly permitted in Section 10.2(c) of the Note Purchase Agreement;

(b)
The Obligor is the legal and beneficial owner of the Collateral and will not create, issue, incur, assume or permit to exist any Lien upon the Collateral, except as permitted in Section 10.2(b) of the Note Purchase Agreement and will not grant control over any investment property to any Person other than the Senior Administrative Agent and the Senior Lenders subject to the Intercreditor Agreement;

(c)
Schedule “A” lists all Securities owned or held by the Obligor and all securities accounts of the Obligor on the date of this Agreement. Schedule “A” sets out, for each class of Securities listed in the schedule, the percentage amount that such Securities represent of all issued and outstanding Securities of that class and whether the Securities are certificated or uncertificated;

(d)	To the knowledge of the Obligor, the Securities that are Collateral have been, where applicable, duly and validly issued and acquired and are fully paid and non-assessable;

(e)
Except as described in Schedule “A”, no transfer restrictions apply to the Securities listed in Schedule “A” . The Obligor has delivered to the Agent copies of all shareholder, partnership or trust agreements applicable to each issuer of such Securities which are in the Obligor’s possession and confirms that any interest in a partnership or limited liability company that now, or at any time, forms part of the Collateral is, and will be, a “security” for the purposes of the STA;

(f)
No Person has or will have any written or oral option, warrant, right, call, commitment, conversion right, right of exchange or other agreement or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an option, warrant, right, call, commitment, conversion right, right of exchange or other agreement to acquire any right or interest in any of the Securities that are Collateral;

(g)
The Obligor does not know of any claim to or interest in any Collateral, including any adverse claims, other than the interest and claims of the Senior Administrative Agent and the Senior Lenders. If any Person (other than the Senior Administrative Agent and the Senior Lenders subject to the Intercreditor Agreement) asserts any Lien, encumbrance or adverse claim against any Securities that form part of the Collateral, the Obligor will promptly notify the Agent;

(h)
The Obligor has not consented to, will not consent to, and has no knowledge of any control by any Person with respect to any Collateral, other than the Senior Administrative Agent and the Senior Lenders subject to the Intercreditor Agreement.

(i)
The Obligor will notify the Agent immediately upon becoming aware of any change in an “issuer’s jurisdiction” in respect of any uncertificated Securities that are Collateral or any change in a “securities intermediary’s jurisdiction” in respect of any financial assets, securities entitlements or securities accounts that are Collateral;

(j)
The Obligor will not, after the date of this Agreement, establish and maintain any securities accounts with any securities intermediary unless Section 2 it gives the Agent not less than 20 days’ prior written notice of its intention to establish such new securities account, Section 3 such securities intermediary is reasonably acceptable to the Agent, and Section 4 the securities intermediary and the Obligor (i) execute and deliver a control agreement with respect to such securities account that is in form and substance, satisfactory to the Agent, or (B) transfer the financial assets in such securities account into a securities account in the name of the Agent;

Section 19	General.

(1)
Any notices, directions or other communications provided for in this Agreement must be in writing and given in accordance with the Note Purchase Agreement. Any such notices, directions or other communications provided for in this Agreement that are provided to the Obligor, shall be provided to the Obligor at the same address as is used for [Obligor]/[Issuer] in Section 18.5 of the Note Purchase Agreement.

(2)
The Security Interest will not be discharged except by a written release or discharge signed by the Agent. The Obligor will be entitled to require a discharge by notice to the Agent upon, but only upon, (i) full and indefeasible payment and performance of the Secured Obligations and (ii) the Agent and the Secured Creditors having no obligations under any Note Document. Upon discharge of the Security Interest and at the request and expense of the Obligor, the Agent will execute and deliver to the Obligor such financing statements and other documents or instruments as the Obligor may reasonably require and the Agent will redeliver to the Obligor, or as the Obligor may otherwise direct the Agent, any Collateral in its possession.

(3)
This Agreement does not operate by way of merger of any of the Secured Obligations and no judgment recovered by the Agent or any of the Secured Creditors will operate by way of merger of, or in any way affect, the Security Interest, which is in addition to, and not in substitution for, any other security now or hereafter held by the Agent and the Secured Creditors in respect of the Secured Obligations. The representations, warranties and covenants of the Obligor in this Agreement survive the execution and delivery of this Agreement and any advances under the Note Purchase Agreement. Notwithstanding any investigation made by or on behalf of the Agent or the Secured Creditors the covenants, representations and warranties continue in full force and effect.

(4)
The Obligor will do all acts and things and execute and deliver, or cause to be executed and delivered, all agreements, documents and instruments that the Agent may require and take all further steps relating to the Collateral or any other property or assets of the Obligor that the Agent may require for (ii) protecting the Collateral, (iii) perfecting, preserving and protecting the Security Interest, and (iv) exercising all powers, authorities and discretions conferred upon the Agent. After the Security Interest becomes enforceable, the Obligor will do all acts and things and execute and deliver all documents and instruments that the Agent may require for facilitating the sale or other disposition of the Collateral in connection with its realization.

(5)	This Agreement is in addition to, without prejudice to and supplemental to all other security now held or which may hereafter be held by the Agent or the Secured Creditors.

(6)
This Agreement is binding on the Obligor, its successors and assigns, and enures to the benefit of the Agent, the Secured Creditors and their respective successors and assigns. This Agreement may be assigned by the Agent to any Person that the Agent may assign the Note Purchase Agreement, subject to any consents required thereunder, and, in such event, such Person will be entitled to all of the rights and remedies of the Agent as set forth in this Agreement or otherwise. In any action brought by an assignee to enforce any such right or remedy, the Obligor will not assert against the assignee any claim or defence which the Obligor now has or may have against the Agent or any of the Secured Creditors. The Obligor may not assign, transfer or delegate any of its rights or obligations under this Agreement without the prior written consent of the Agent which may be unreasonably withheld.

(7)
The Obligor acknowledges and agrees that in the event it amalgamates with any other corporation or corporations, it is the intention of the parties that the Security Interest (v) extends to: (A) all of the Securities that any of the amalgamating corporations then own, (B) all of the Securities that the amalgamated corporation thereafter acquires, (C) all of the Securities in which any of the amalgamating corporations then has any interest, and (D) Securities in which the amalgamated corporation thereafter acquires any interest; and (vi) secures the payment and performance of all debts, liabilities and obligations, present or future, direct or indirect, absolute or contingent, matured or unmatured, at any time or from time to time due or accruing due and owing by or otherwise payable by each of the amalgamating corporations and the amalgamated corporation to the Secured Creditors in any currency, under, in connection with or pursuant to the Note Purchase Agreement and any other Note Document, and whether incurred alone or jointly with another or others and whether as principal, guarantor or surety and whether incurred prior to, at the time of or subsequent to the amalgamation. The Security Interest attaches to the additional collateral at the time of amalgamation and to any collateral thereafter owned or acquired by the amalgamated corporation when such becomes owned or is acquired. Upon any such amalgamation, the defined term “Obligor” means, collectively, each of the amalgamating corporations and the amalgamated corporation, the defined term “Collateral” means all of the property described in (i) above, and the defined term “Secured Obligations” means the obligations described in (ii) above.

(8)
If any court of competent jurisdiction from which no appeal exists or is taken, determines any provision of this Agreement to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

(9)	This Agreement may only be amended, supplemented or otherwise modified by written agreement executed by the Agent (with the consent of the Majority Holders) and the Obligor.

(10)
No consent or waiver by the Agent or the Secured Creditors in respect of this Agreement is binding unless made in writing and signed by an authorized officer of the Agent (with the consent of the Majority Holders). Any consent or waiver given under this Agreement is effective only in the specific instance and for the specific purpose for which given. No waiver of any of the provisions of this Agreement constitutes a waiver of any other provision.

(11)
A failure or delay on the part of the Agent or the Secured Creditors in exercising a right under this Agreement does not operate as a waiver of, or impair, any right of the Agent or the Secured Creditors however arising. A single or partial exercise of a right on the part of the Agent or the Secured Creditors does not preclude any other or further exercise of that right or the exercise of any other right by the Agent or the Secured Creditors.

(12)
All monies collected by the Agent upon the enforcement of the Agent’s or the Secured Creditors’ rights and remedies under the Security Documents and the Liens created by them including any sale or other disposition of the Collateral, together with all other monies received by the Agent and the Secured Creditors under the Security Documents, will be applied as provided in the Note Purchase Agreement. To the extent any other Note Document requires proceeds of collateral under such Note Document to be applied in accordance with the provisions of this Agreement, the Agent or holder under such other Note Document shall apply such proceeds in accordance with this Section.

(13)
In the event of any conflict between the provisions of this Agreement and the provisions of the Note Purchase Agreement which cannot be resolved by both provisions being complied with, the provisions contained in the Note Purchase Agreement will prevail to the extent of such conflict.

(14)	This Agreement will be governed by, interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(15)
The Obligor irrevocably attorns and submits to the non-exclusive jurisdiction of any court of competent jurisdiction of the Province of Alberta sitting in Calgary, Alberta in any action or proceeding arising out of or relating to this Agreement. The Obligor irrevocably waives objection to the venue of any action or proceeding in such court or that such court provides an inconvenient forum. Nothing in this Section limits the right of the Agent to bring proceedings against the Obligor in the courts of any other jurisdiction.

(16)
The Obligor hereby irrevocably consents to the service of any and all process in any such action or proceeding by the delivery of copies of such process to the Obligor at the address specified in Section 19(1). Nothing in this Section affects the right of the Agent to serve process in any manner permitted by law.

(17)
The parties to this Agreement have agreed that this Agreement as well as any document or instrument relating to it be drawn up in English only but without prejudice to any such document or instrument which may from time to time be drawn up in French only or in both French and English. Les parties aux présentes ont convenu que la présente Convention ainsi que tous autres actes ou documents s’y rattachant soient rédigés en anglais seulement mais sans prejudice à tous tels actes ou documents qui pourraient à l’occasion être rédigés en français seulement ou a la fois en anglais et en français.

Section 20	Intercreditor Agreement.

(1)
[Reference is made to the Intercreditor Agreement, dated as of July [__], 2018, between NATIONAL BANK OF CANADA, as [Priority Lien Agent] (as defined therein), and U.S. BANK NATIONAL ASSOCIATION, as [Junior Lien Agent] (as defined therein). Each Person that is secured hereunder, by accepting the benefits of the security provided hereby, (i) agrees (or is deemed to agree) that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement, (ii) authorizes (or is deemed to authorize) the [Priority Lien Agent] on behalf of such Person to enter into, and perform under, the Intercreditor Agreement and (iii) acknowledges (or is deemed to acknowledge) that a copy of the Intercreditor Agreement was delivered, or made available, to such Person. Notwithstanding any other provision contained herein, this Agreement, the Liens created hereby and the rights, remedies, duties and obligations provided for herein are subject in all respects to the provisions of the Intercreditor Agreement and, to the extent provided therein, the applicable Security Documents (as defined in the Intercreditor Agreement). In the event of any conflict or inconsistency between the provisions of this Agreement and the Intercreditor Agreement, the provisions of the Intercreditor Agreement shall control.]

IN WITNESS WHEREOF the Obligor has executed this Agreement.

[OBLIGOR]
By:
Authorized Signing Officer
By:
Authorized Signing Officer

[Signature Page to Pledge Agreement]

SCHEDULE “A”
SECURITIES

Issuer	Class of Securities	Number of Securities	% of issued Securities	Certificated & Uncertificated	Certificate Number
[•]	[•]	[•]	[•]		[•]

TRANSFER RESTRICTIONS
[•]

OTHER INVESTMENT PROPERTY
[•]